Filed pursuant to Rule 424(b)(4)
Registration No. 333-193654

This preliminary prospectus supplement relates to an effective registration statement under the Securities Act of 1933, but information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS SUPPLEMENT	SUBJECT TO COMPLETION, DATED APRIL 28, 2014

(to Prospectus dated January 29, 2014)

9,000,000 Shares

Voting Common Stock

The selling stockholders are selling 9,000,000 shares of our Voting Common Stock. Media General, Inc. will not receive any proceeds from the sale of Voting Common Stock to be offered by the selling stockholders. Our Voting Common Stock is traded on the New York Stock Exchange under the symbol “MEG.” The last reported sale price of our Voting Common Stock on April 25, 2014 was $15.09 per share.

Investing in our Voting Common Stock involves risks. See “Risk Factors” beginning on page S-22.

	Per Share	Total
Initial price to public	$	$
Underwriting discount and commissions	$	$
Proceeds, before expenses, to the selling stockholders	$	$

The selling stockholders named herein have granted the underwriters a 30-day option to purchase up to an additional 1,350,000 shares of our Voting Common Stock at the initial public offering price less the underwriting discount.

None of the Securities and Exchange Commission, any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about                     , 2014.

Wells Fargo Securities	RBC Capital Markets	UBS Investment Bank

Wedbush Securities	The Benchmark Company	SunTrust Robinson Humphrey

Prospectus Supplement dated                     , 2014.

Prospectus Supplement

Prospectus

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference in the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering. To the extent the information contained in this prospectus supplement differs from the information contained in the accompanying prospectus or any document incorporated by reference herein or therein, the information in this prospectus supplement shall control. You should read this prospectus supplement and the accompanying prospectus together with the information described below under the headings “Where You Can Find More Information” and “Incorporation by Reference.” Please see “Reconciliation of Non-GAAP Financial Measures” included herein under “Summary Historical and Pro Forma Consolidated Financial Information” for an explanation of “Adjusted EBITDA.”

In this prospectus supplement, all references to “Media General,” the “Company,” “we,” “us” and “our” refer to Media General, Inc., a Virginia corporation, and its consolidated subsidiaries.

INDUSTRY AND MARKET DATA

Unless otherwise indicated, information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus concerning the television broadcast markets and our general expectations concerning these markets are based on information from independent analysts and publications, government reports and management estimates. We have derived management estimates from publicly available information released by third-party sources, as well as data from our internal research, and have based our estimates on such data and our knowledge of our industry and markets, which we believe to be reasonable. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein and cannot guarantee the accuracy or completeness of any such data or the related forecasts contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus. None of the independent industry publications referred to in this prospectus supplement or the accompanying prospectus was prepared on our or our affiliates’ behalf. Estimates of historical growth rates are not necessarily indicative of future growth rates.

You may rely on the information contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus and any free writing prospectus we may authorize to be delivered to you. Neither we nor the selling stockholders or the underwriters have authorized anyone to provide information different from that contained in this prospectus supplement or the accompanying prospectus. When you make a decision about whether to invest in our Voting Common Stock, you should not rely upon any information other than the information contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus or any free writing prospectus we may authorize to be delivered to you. Neither the delivery of this prospectus supplement nor the sale of Voting Common Stock means that information contained in this prospectus supplement or the accompanying prospectus is correct after the date of this prospectus supplement. This prospectus supplement is not an offer to sell or the solicitation of an offer to buy these shares of Voting Common Stock in any circumstances under which the offer of solicitation is unlawful.

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SUMMARY

This summary highlights selected information appearing elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus and does not contain all of the information that may be important to you. This prospectus supplement and the accompanying prospectus include or incorporate by reference information about the shares being offered as well as information regarding our and LIN Media LLC’s business and detailed financial data. You should carefully read this prospectus supplement, the accompanying prospectus and the information incorporated by reference in this prospectus supplement and the accompanying prospectus in their entirety, including especially the “Risk Factors” section, before making an investment decision.

Overview

Media General is a leading local television broadcasting and digital media company, providing top-rated news, information and entertainment in strong markets across the U.S. We own and operate or provide services to 31 network-affiliated broadcast television stations, and their associated digital media and mobile platforms, in 28 markets. These stations reach approximately 16.5 million or approximately 14% of U.S. TV households. Our primary network affiliations include CBS (12), NBC (9), ABC (7), Fox (1), MyNetwork TV (1) and CW (1). Twenty-two of the 31 stations are located in the top 100 designated market areas as grouped by Nielsen (“DMAs”), while eight of the 31 stations are located in the top 50 markets. Media General first entered the local television business in 1955 when we launched WFLA in Tampa, Florida as an NBC affiliate. Subsequently, we expanded our station portfolio through several acquisitions, first by purchasing high-quality, privately owned stations in the Southeast and later by purchasing four NBC-owned affiliates in 2006.

Media General entered the year 2013 as a newly minted pure-play broadcaster, following a rapid and complete transformation of the company, which included the sale of its newspapers and the sale or exit of certain advertising services businesses and a broadcast equipment company. On November 12, 2013, Media General and New Young Broadcasting Holding Co., Inc. (“Young”) were combined in an all-stock, tax-free merger transaction (the “Young Merger”) uniting Media General’s 18 stations and Young’s 13 stations into the 31-member group that exists today. We rank #1 or #2 in audience size in 20 out of 28 markets and #1 or #2 in revenue share in 22 out of 28 markets. In three of our markets, we own or provide services to more than one station (duopoly markets), allowing us to reach larger audiences and achieve operating efficiencies.

On March 21, 2014, Media General announced a combination with LIN Media LLC (“LIN”) which, upon consummation of the transaction (the “LIN Merger”), will create the second largest pure-play television broadcasting company in the United States based on 2012/2013 average Adjusted EBITDA, the third largest based on number of stations and the fourth largest based on percentage of U.S. TV households reached. Media General and LIN today collectively own and operate or provide services to 74 stations across 46 markets, reaching approximately 26.5 million or approximately 23% of U.S. TV households. On a combined basis, 23 out of 46 of our markets, or 50%, are within DMAs ranked #20 through #75. The combined TV portfolio today includes 33 Big Four network affiliates owned or serviced in the Top 75 DMAs and 39 markets in which the combined company has stations which are ranked #1 or #2 based on revenue share. Media General expects certain of these stations to be swapped or otherwise divested in order to address regulatory considerations. In addition to the websites associated with each TV station, Media General’s digital media portfolio will include LIN Digital, LIN Mobile, Dedicated Media, HYFN, Nami Media and Federated Media Publishing, Inc. (“Federated Media”). This portfolio is poised to grow rapidly. The LIN Merger is subject to customary closing conditions including regulatory and shareholder approvals and, subject to these conditions, is currently expected to close in early 2015.

If the Young Merger, LIN Merger and several smaller acquisitions had occurred on January 1, 2012 and Media General had operated Young, LIN and the other acquired stations during all of 2012 and 2013, Media General’s average annual 2012/2013 adjusted revenue, net income, Adjusted EBITDA (after giving effect to anticipated operating synergies from the acquisitions) and adjusted free cash flow (after giving effect to anticipated operating synergies from the acquisitions) over the two-year period would have been approximately $1.2 billion, $38 million, $500 million and $310 million, respectively. Including anticipated financing synergies, our average annual 2012/2013 adjusted free cash flow over the two-year period would have been approximately $335 million. For a reconciliation of these measures to the most comparable GAAP measure, please see “Reconciliation of Non-GAAP Financial Measures” included herein under “Summary Historical and Pro Forma Consolidated Financial Information.”

Our Business

We broadcast free over-the-air programming to television viewers and are focused on providing high-quality local content in attractive markets across the country. Our local programming strategy is to deliver compelling local content and to build strong franchises within each of the local communities in which we operate. We have added newscasts at new, non-traditional times in many markets, starting as early as 4:30 a.m. in some markets, and we have also added evening newscasts in several markets starting at non-traditional times such as 7:00 p.m. and 10:00 p.m. Additionally, we have launched local lifestyle and variety shows aimed at specific consumer interests in a number of our markets. This community focused local content attracts new viewers and advertisers, while reducing syndicated programming costs for the dayparts in which the program has been added.

Our primary sources of revenue are the sale of advertising time on our television stations and revenue derived from cable and satellite retransmission of our broadcast programming. Advertising rates are influenced by a variety of factors including demand, the size of a station’s market, the station’s overall rating and economic conditions. Increased consumer advertising in the spring and for the holiday season generates higher advertising revenue in the second and fourth quarters of each year. Broadcast advertising revenue represented approximately 77%, 84% and 88% of our gross operating revenues for the years ended December 31, 2013, 2012 and 2011, respectively.

Broadcast advertising revenue is generally higher in even-numbered years, due to political election spending and advertising revenue generated from the Olympic Games on the Company’s nine NBC stations. The Winter Olympics in Sochi represented a significant revenue opportunity for our NBC stations, which generated a total of $11.6 million — a nearly 50% increase from the prior Winter Olympics in 2010 when these same nine stations generated $7.8 million. The Summer Olympics generate even higher revenues than the Winter Olympics — for the 2008 and 2012 Summer Games, our stations generated $11.5 million and $16.6 million, respectively, benefiting greatly from the historic following for the London Olympics in 2012.

Political advertising is another growing stream of revenue, especially with the formation of Super Political Action Committees (“Super PACs”). Political revenues cause a variance in operating performance when comparing even-numbered years’ performance to odd numbered years’ performance. We generated record political revenue in 2012, the first year of participation by the new Super PACs and a presidential election year. We believe we are well positioned to generate strong 2014 political revenue with several opportunities in our markets. We own and operate stations in seven battleground states and eight state capitals, including Albany, NY; Lansing, MI; Richmond, VA; Providence, RI; Columbus, OH; Raleigh, NC; Nashville, TN; and Jackson, MS. In 2014, there will be races for seven open U.S. Senate seats nationwide, and four of those races will be in states where we operate (Georgia, Iowa, Michigan and South Dakota). We expect hotly contested U.S. Senate races in our markets in Louisiana, North Carolina and Tennessee and two U.S. Senate races in South Carolina, where we have a strong presence. We also expect seven competitive gubernatorial races in states where we operate (Florida, Iowa, Michigan, Ohio, Rhode Island,

South Dakota and Wisconsin). We expect that our presence in the battleground states of Wisconsin, Ohio and Virginia will be enhanced upon the completion of our merger with LIN, when we will create an even more attractive combination as we go forward into 2016.

We also receive revenue from our retransmission consent agreements with multichannel video programming distributors (“MVPDs”) in our markets. The MVPDs are cable companies, satellite television and telecommunications video providers. The retransmission revenue primarily represents payments received on a per subscriber basis from the MVPDs for retransmitting our television stations’ programming. Retransmission is a meaningful and growing source of revenue for us. Following the merger with Young, our pro forma retransmission revenues were approximately $93.7 million in 2013. In 2014, we expect retransmission revenues to increase compared with retransmission revenues in 2013. Pro forma retransmission consent revenue represented approximately 16%, 10% and 7% of our gross operating revenues for the years ended December 31, 2013, 2012 and 2011, respectively. Further, if the LIN Merger had occurred on January 1, 2013, the combined company retransmission revenues during 2013 would have been approximately $227 million.

In an order released on March 31, 2014, the Federal Communications Commission (the “FCC”) amended its rules governing “good faith” retransmission consent negotiations to provide that it is a violation of the statutory duty to negotiate in good faith for a television broadcast station that is ranked among the top-four stations in a market (as measured by audience share) to negotiate retransmission consent jointly with another top-four station in the same market if the stations are not commonly owned. Under the new rules, top-four stations may not (1) delegate authority to negotiate or approve a retransmission consent agreement either (a) to another non-commonly owned top-four station located in the same DMA or (b) to a third party that negotiates on behalf of another top-four television station in the same DMA or (2) facilitate or agree to facilitate coordinated negotiation of retransmission consent terms between or among multiple top-four stations in the same DMA, including through the sharing of information. Retransmission consent agreements jointly negotiated prior to the effective date of the new rules will remain enforceable until the end of their terms, but contractual provisions for separately owned top-four stations to consult or jointly negotiate retransmission agreements are no longer enforceable. Absent a stay or similar action by the FCC, the courts, or Congress, the new rules will go into effect thirty days after publication in the Federal Register. The new rule may preclude us from being involved in retransmission consent negotiations on behalf of the third parties in the Lansing, MI, Albany-Schenectady-Troy, NY, and Augusta, GA television markets in which we have sharing arrangements with third-party licensees. We cannot predict what effect, if any, the new rules may have on future negotiations for retransmission consent agreements.

While presently a smaller part of our overall revenue, the sale of advertising on our websites and mobile platforms is a fast growing revenue stream. Technological advances and greater access to content are increasing opportunities to generate higher revenues from digital and mobile platforms. We offer a full suite of digital advertising solutions to reach targeted consumers in any U.S. market and across all digital and mobile platforms. Our digital and mobile platforms allow us to interact with our viewers and users. Technology enables us to provide advertisers with the opportunity to target desired customers and assess the effectiveness of the ad and the target strategy. We optimize all of our content for mobile devices, which now account for more than 50% of our digital audience. Moreover, the digital opportunity in the Media General – LIN combination has significant growth potential. Upon consummation of the LIN Merger, the combined Digital Media business will be the largest and most diversified in the TV broadcasting sector, with approximately $159 million of pro forma digital revenues. The companies expect to benefit from a significant opportunity to expand an industry-leading digital business across a larger local footprint. LIN has created a broad product portfolio covering key digital growth sectors, including mobile, social, native and video, which can be leveraged in legacy Media General markets and beyond. The digital opportunity is expected to be a key benefit of the LIN Merger.

All of our full-power stations are broadcasting a digital signal and are operating with full post-digital transmission facilities. As a result of the adoption of a digital mobile standard, television broadcast stations can provide mobile digital television, in addition to traditional free, over-the-air programming that is now delivered in standard or high definition. We believe mobile television can increase viewership and generate additional revenues. We are a founding member of a group of local and national broadcasters providing over-the-air television for mobile devices in several U.S. markets. The Company is currently providing mobile television service in Tampa, FL; Raleigh, NC; Columbus, OH; and Birmingham, AL.

Additionally, the Company has an opportunity to continue unlocking value from its spectrum through mobile television and other innovative technologies. Media General currently has 21 Ultra High Frequency (“UHF”) stations. LIN currently has 28 UHF primary stations and has identified numerous opportunistic strategies to realize spectrum value.

In all of our markets, we compete for broadcast viewers and digital users on the basis of content. Competition for audience is based mainly on program popularity. As most of our stations receive a substantial portion of their daily programming from the network, the stations depend on the performance of the network to attract viewers. The stations compete with other local broadcast stations for non-network programming, specifically exclusive access to first-run programming and off-network reruns. In all of our markets, we compete with other broadcast stations, cable television operators and networks and satellite systems for advertisers on the basis of ratings, quality of service and price. We also compete for advertisers with newspapers, both published nationally and in nearby cities and towns, magazines, local news websites and websites offering programming, mobile delivery devices, and with virtually all other promotional media.

Industry Trends

Strong industry trends — Television reaches nearly 90% of adults (age 18 and older) during the average day, according to the Television Bureau of Advertising, Inc. (“TVB”). Despite the presence of a variety of entertainment alternatives in the home, local television remains the preferred choice for viewing video across all age groups and proves to be one of the most effective advertising channels. Broadcast stations continue to maintain strong viewership given that local news is the preferred and more trusted media for news and political information.

Television Reaches More Adults Each Day Than Other Mediums (Persons Age 18 and Older)

Source: TVB Media Comparison Study 2012

Continued Diversification of Broadcast Television Revenue — Over the past several years, broadcasters have transformed the broadcast television revenue landscape from being primarily focused on local and national advertising to other fast-growing revenue streams, including retransmission consent fees and digital revenues. The growth in retransmission revenue and emphasis on digital media initiatives continues to decrease dependence on traditional spot ad revenue, which represented 93% of television revenue in 2008 and 85% of television revenue in 2012 and is projected by SNL Kagan to represent 74% of television revenue in 2016. Broadcasters continue to see upside in the retransmission and digital revenue streams. However, we cannot predict what effect, if any, the new FCC rules released on March 31, 2014 may have on future negotiations for retransmission consent agreements.

Television Revenue Composition

Source: SNL Kagan

Continued growth in retransmission consent fees — Retransmission consent fees, or fees paid to television station owners by MVPDs, have increased significantly over the past few years and are expected to continue to grow. According to SNL Kagan, in 2012, retransmission consent fees paid to TV station owners totaled $2.4 billion, compared to only $215 million in 2006. By 2018, retransmission consent fees are projected to reach $7.1 billion, representing a Compound Annual Growth Rate (“CAGR”) of 20% from 2012. Retransmission consent fees are based on contractual agreements with MVPDs and are a high-margin revenue stream, even as local broadcasters share these revenues with the networks as compensation for the programming they provide. However, we cannot predict what effect, if any, the new FCC rules released on March 31, 2014 may have on future negotiations for retransmission consent agreements.

Gross Retransmission Revenue ($ in billions)

Source: SNL Kagan

Record level of political advertising spending — Local broadcast television stations provide a highly effective means for reaching potential voters. As such, TV station owners have experienced significant growth in political advertising revenue. This growth is primarily driven by growth in Presidential election advertising spend as well as expenditures on U.S. Senate and local elections and key ballot initiatives. Political advertising spending reached record levels in 2012, approximately $2.8 billion, according to Magna Global and SNL Kagan. Additionally, a 2010 U.S. Supreme Court ruling to reduce restrictions on corporate political spending spurred the growth of Super PACs, and approximately 1,300 Super PACs spent an estimated $609 million in the 2012 election cycle, according to the Center for Responsive Politics. The U.S. Supreme Court further curtailed restrictions on political spending with its April 2014 decision in McCutcheon v. Federal Election Campaign Commission, ruling that aggregate contribution limits to candidates seeking federal office were unconstitutional. Total political advertising spending is estimated to reach $3.3 billion in 2016, representing a CAGR of 4% over 2012, according to Magna Global and SNL Kagan.

Increased momentum in automotive advertising — Television continues to be a critical medium for automotive advertising, which represents a key advertising category for TV station owners. Over the past several years, the industry has experienced a strong rebound in automotive advertising, compared to the recession years, with an estimated $3.1 billion spent in 2012, according to TVB. Industry analysts project this positive trend will continue, with automotive advertising spending projected to reach approximately $3.5 billion in 2014, a CAGR of 6% over 2012.

Rapidly growing online advertising revenue — The television broadcasting industry views digital advertising as another attractive growth opportunity, given increased web and mobile traffic. Through websites, mobile applications and social media platforms, TV station owners continue to successfully leverage their powerful local media brands to tap the fast growing digital ad spend category. Spending on digital advertising is expected to reach $2.2 billion in 2018, an 8% CAGR since 2012, according to SNL Kagan.

Operating Strategy

We believe that our continued success is based on the following key operating strategies:

Leading and diversified marquee television station portfolio — With 31 stations in 28 markets reaching approximately 14% of U.S. television households, our Company is one of the largest publicly traded pure-play TV broadcasting companies in the U.S. Our station portfolio is well-balanced with 12 CBS affiliates, nine NBC affiliates, seven ABC affiliates, one FOX affiliate, one CW affiliate and one MyNetwork affiliate. From a geographic standpoint, our Company’s diverse footprint includes markets throughout the Southeast, Midwest, Northeast and West. With strong local news franchises, we command leading market positions for the majority of our stations. We rank #1 or #2 in audience size in 20 out of 28 markets and #1 or #2 in revenue share in 22 out of 28 markets.

Media General and LIN today collectively own and operate or provide services to 74 stations across 46 markets, reaching approximately 26.5 million or 23% of U.S. TV households. The combined TV portfolio today includes 33 Big Four network affiliates owned or serviced in the Top 75 DMAs and 39 markets in which the combined company has stations which are ranked #1 or #2 based on revenue share.

Strong local franchises — Our business is serving the local communities in the markets in which we operate with excellent news, information and entertainment. We are focused on growing our strong local brands by targeting our local news and local lifestyle programming offerings to attract viewership, to meet the needs of the communities we serve and to meet the needs of our advertising customers. We consider our highly rated newscasts to be the cornerstones of our local content delivery.

Focus on industry leading local news — The production and broadcasting of excellent local news that focuses on the issues and interests of the particular community being served is one of the most important ways a station can expand its viewership. Local news programming provides advertisers with access to target customers. Media General’s investigative reporting differentiates its local news from its competition in many markets, and the company provides newscasts at non-traditional times in a number of its markets. Our stations provide an average of 25 to 30 hours per week of news, focusing on local unique content. In 2014, 10 of our stations won 19 regional Edward R. Murrow awards for Outstanding Achievement in Electronic Journalism, and five won the prestigious Best Newscast Award. Media General and LIN today include 50 stations ranked #1 or #2 in local news in their respective markets (21 for Media General and 29 for LIN) and currently generate approximately 1,686 hours of local news per week.

Original local programming — We produce local lifestyle programs that offer viewers unique content about their communities, and they offer advertisers long-form messaging and product placement opportunities as well as traditional advertising spots. Currently, we produce 18 of these shows in 12 markets, and LIN produces an additional 12 local lifestyle programs. These local lifestyle programs increase the profitability of the daypart by replacing more expensive syndicated programming. Decisions to run local programming versus syndicated programming also consider the profitability and popularity of a long-running syndicated program.

Well-positioned to grow share of political advertising spend — Our platform is very well-positioned to capitalize on the growth in political advertising spending with leading stations in seven battleground states in the U.S. Our award-winning local newscasts attract both national and local political advertising dollars. In addition, we own or operate stations in eight state capitals – Albany, NY, Lansing, MI, Richmond, VA, Providence, RI, Columbus, OH, Raleigh, NC, Nashville, TN and Jackson, MS. Media General’s political revenue has grown from $59 million in 2008 to $69 million in 2010 and $115 million in 2012, in each case, giving effect to the Young Merger and other smaller acquisitions as if they had occurred at the beginning of the relevant periods. Similarly, on a pro forma basis, LIN’s political revenue has grown from $63 million in 2008 to $68 million in 2010 and $104 million in 2012.

Continued growth of high margin contracted retransmission consent fees — We continue to see growth in retransmission consent revenue and see significant upside from our top rated local stations, strong local news presence and Big Four TV network affiliations, which provide our viewers with additional popular programming. With our marquee station portfolio, we believe we can offer more value to achieve favorable agreements with MVPDs and other partners. Given that retransmission consent fees are a high margin revenue source, even when sharing a portion of these fees with the networks to compensate them for their programming, projected growth in net retransmission consent fees is expected to lay the groundwork for continued growth in our long-term operating margins. However, for those non-owned stations with which we have joint sales and sharing agreements in three markets, we cannot predict what effect, if any, the new FCC rules released on March 31, 2014 may have on future negotiations for retransmission consent agreements.

Strong and growing digital platform — Our digital content management system efficiently delivers our local content as a single workflow from our newsrooms to websites and mobile devices. Expanded Internet and mobile offerings complement our on-air news franchises by providing richer content and with greater immediacy and interactivity to Internet and mobile audiences. Our entire sales force has been trained to sell digital inventory, and we also deploy account executives who are exclusively focused on the digital sales effort. The combined Media General and LIN Digital Media platform is expected to be an industry-leading digital business focused on local digital platforms as well as on the needs of advertisers across the entire online, mobile and social media space.

Attractive merger synergies and future value-creating opportunities — We achieved significant financing and operating synergies from our merger with Young that have exceeded our initial expectations — our initial estimate was $30 million and that number has grown to $61 million, including $10 million of additional operating synergies announced in April 2014. Financing synergies resulting from the Young Merger were initially estimated at $15 million, and they more than doubled to $36 million, as a result of refinancing the combined debt of both companies at a much lower cost of capital than originally anticipated. Operating synergies resulting from the Young Merger are estimated at approximately $25 million, the bulk of which are expected to be achieved within the first year following the closing of the Young Merger, and we continue to look for additional operating synergies. The operating synergies are principally the result of the elimination of corporate expenses, improved retransmission consent fee revenue and other cost savings opportunities. Moreover, the Media General-LIN combination is expected to generate approximately $70 million of annual run-rate synergies within three years after closing (with approximately 50% expected to be realized within the first year after closing) including, among others, corporate overhead savings, improved retransmission revenues, digital revenues and savings and other savings in programming and shared services.

We may also, from time to time, depending on our debt leverage levels and other factors, opportunistically seek to acquire additional stations in transactions which are accretive to our business. For instance, we would look to acquire a station in complementary markets and in existing markets, which would create an in-market duopoly compliant with FCC parameters. We believe additional acquisitions and duopolies are extremely valuable as they generally provide opportunities to rationalize costs that typically result in higher cash flow margins and increased free cash flow conversion. With our U.S. TV household reach of approximately 23%, including LIN, we have substantial capacity under the FCC cap to make additional acquisitions. In addition, we own or service multiple stations in three of our 28 markets through joint sales and shared services arrangements with third-party licensees. After giving effect to the LIN Merger, our average annual 2012/2013 net revenue from such arrangements is approximately 3%. The FCC’s recent adoption of an order changing the regulatory treatment of joint sales agreements, however, will require that we reform or terminate our existing joint sales arrangements (“JSAs”) within two years and that we limit the percentage of the weekly advertising inventory of a third-party station that we can sell under future such arrangements in those local television markets in which we already own the maximum number of television stations. The change will effectively ban JSAs involving ad sales in excess of 15 percent of weekly advertising inventory between two stations in the same market unless the station selling the advertising time could own the other station under the FCC’s duopoly limitations or can obtain a waiver of the rule. Stations with JSAs that would put them in violation of the new rules will have two years from the date on which the rules become effective to amend or terminate those arrangements or to obtain a waiver, but the FCC has not stated how it will treat newly attributable JSAs in pending transactions. The new limitations on JSAs are likely to make these arrangements less attractive going forward.

Merger with Young

On June 6, 2013, Media General and Young announced a definitive agreement to combine the two companies in an all-stock merger transaction. On November 12, 2013, the transaction was completed. At the time of the Young Merger, Young operated, or provided services to, 13 television stations in 11 geographically diverse markets across the United States, reaching approximately six percent of U.S. television households. Six of the 13 stations were affiliated with ABC, four were affiliated with CBS, one was affiliated with FOX, one was affiliated with NBC, one was affiliated with MyNetworkTV, and two of the stations also had either a CW Plus or MyNetworkTV affiliation for a multicast channel. Young’s stations were located in markets ranging from DMA’s 6 to 173, including San Francisco, California; Nashville and Knoxville, Tennessee; Richmond, Virginia; Albany, New York; Green Bay, Wisconsin; Davenport, Iowa; Sioux Falls and Rapid City, South Dakota; Lansing, Michigan; and Lafayette, Louisiana.

The merger with Young resulted in significant benefits for Media General, including:

•	A strong balance sheet and enhanced credit profile;

•	Accretion to earnings in the first year following the merger with significant free cash flow;

•	Attractive combination financing and operating synergies of approximately $61 million;

•	A strong TV station group with increased scale and attractive diversification across TV networks and geographic locations;

•	More favorable relationships with vendors and other partners (TV broadcast networks, syndicated content distributors and MVPDs);

•	Attractive positioning to grow the TV portfolio by executing accretive acquisitions, including those designed to create in-market duopolies; and

•

The addition of two Young Broadcasting executives into the Media General management team, accelerating the capture of operating synergies as well as the sharing of best practices across the entire station portfolio.

Merger with LIN

On March 21, 2014, Media General, Inc. and LIN announced a definitive merger agreement that will create the second largest pure-play television broadcasting company in the U.S. based on 2012/2013 average Adjusted EBITDA, the third largest based on number of stations and the fourth largest based on percentage of U.S. households reached. Under the terms of the agreement and plan of merger, LIN’s enterprise value is approximately $2.6 billion. As contemplated by the transaction, Media General has formed a new holding company, which after closing will be named Media General, Inc. (“New Media General”). Media General shareholders will receive one share of New Media General for each share of Media General that they own upon closing. LIN shareholders will receive for each LIN share, at their election, $27.82 in cash or 1.5762 shares of New Media General, subject to proration. The aggregate cash amount available for LIN shareholders electing cash is $763 million and the maximum number of shares to be issued by Media General is 49.5 million. Upon the closing of the transaction, LIN shareholders will own approximately 36% of the fully diluted shares of New Media General and existing Media General shareholders will own the remaining 64%.

Media General expects that the transaction will deliver substantial value to shareholders, customers and employees by creating significant strategic and financial benefits, including:

•	Ownership of marquee TV stations in attractive markets;

•	Industry-leading news and digital operations;

•	Strong asset diversification across broadcast networks and geographic footprint;

•	Approximately $70 million of annual run-rate synergies expected within three years after closing (with approximately 50% expected to be realized within the first year after the closing);

•	Incremental retransmission consent fees;

•	Strong balance sheet, significant free cash flow, and an immediately accretive transaction;

•	Expected pro forma net leverage at closing of less than 5.0x, based on 2013/2014 average pro forma adjusted EBITDA; and

•	The opportunity, post-closing, to continue growing and expanding the company.

Our Relationship with the Shield Media Entities

We are able to provide local communities with enhanced content while realizing operational efficiencies through FCC-permitted owned duopolies, JSAs and/or shared services agreements (“SSAs”). One such example is with Shield Media LLC (and its subsidiary WXXA-TV LLC) and Shield Media Lansing LLC (and its subsidiary WLAJ-TV LLC) (collectively, “Shield Media”).

Shield Media has JSAs and SSAs in place with Media General. Under these agreements, we provide a variety of operational services for WXXA-TV and WLAJ-TV (the “Shield Stations”), including: the sale of advertising time, marketing and promotion, news production, assistance with monitoring, maintenance, repair and replacement of the licensee’s technical equipment and facilities, providing traffic, accounting, bookkeeping and related administrative functions, access to the Company’s local towers, equipment, and facilities and the maintenance and operation of websites for the Shield Stations. In both the Albany and Lansing markets, we own and operate another station. The agreements provide our local stations, along with WXXA and WLAJ, the ability to achieve operational efficiencies and economies of scale which improve cash flow. At the same time, these arrangements enable both stations to provide their local communities with more content and more community engagement than they otherwise could on a standalone basis.

We continue to evaluate additional opportunities with Shield Media in an effort to enhance our platform and achieve operational efficiencies. An order that the FCC adopted in March 2014, however, may require changes in our relationship with the Shield Stations going forward. In that order, the FCC concluded that JSAs like those we have with the Shield Stations should be “attributable” for purposes of the media ownership rules if they permit a television licensee to sell more than 15% of the commercial inventory of a television station owned by a third party in the same market. Stations with JSAs that would put them in violation of the new rules will have two years from the date on which the rules become effective to amend or terminate those arrangements or to obtain a waiver of the rule. Accordingly, absent further developments or the grant of a waiver, we may be required to modify or terminate our existing JSAs within such two-year period.

Recent Developments

First Quarter of 2014 Results — Media General

On April 28, 2014, we announced the following results for the quarter ended March 31, 2014 (unaudited, in thousands except per share amounts):

	For the three months ended March 31, 2014	For the three months ended March 31, 2013(1)
Income Statement Data:
Net operating revenue	$143,918	$50,045
Operating costs:
Operating expenses, excluding depreciation expense	50,615	19,212
Selling, general and administrative expenses	42,332	14,464
Amortization of program license rights	4,963	2,455
Corporate and other expenses	6,578	2,361
Depreciation and amortization	16,195	4,491
Gain related to property and equipment, net	(771)	—
Merger-related expenses	4,752	—

Total Operating Costs	124,664	42,983

Operating Income	19,254	7,062

Other income (expense):
Interest expense	(9,990)	(2,140)
Debt modification and extinguishment costs	(98)	—
Other, net	(85)	(101)

Total other income (expense)	(10,173)	(2,241)

Income before income taxes	9,081	4,821
Income tax (expense) benefit	(3,642)	(1,802)

Net income	5,439	3,019
Net income (loss) attributable to noncontrolling interests (included above)	54	(95)

Net income attributable to Media General(2)	$5,385	$3,114

Earnings per common share (basic and diluted):
Net earnings per common share (basic)	$0.06	$0.07

Net earnings per common share (assuming dilution)	$0.06	$0.05

Weighted-average common shares outstanding:
Basic(3)	88,324	47,803
Diluted(3)	88,731	60,193

Other Financial Data:
Adjusted EBITDA(4)	$39,345	$11,452

Broadcast cash flow(4)	$45,865	$13,914

(1)	On November 12, 2013, Media General and Young were combined in an all-stock merger transaction. The Young Merger was accounted for as a reverse acquisition. For financial reporting purposes only, Young is the acquirer and the continuing reporting entity, but has been renamed Media General, Inc. Consequently, the consolidated financial statements of Media General, the legal acquirer and the continuing public corporation in the transaction, include the operating results for only Young for the three months ended March 31, 2013.

(2)	In accordance with generally accepted accounting principles, the Company has presented the caption “Net income attributable to Media General” which excludes the net income (loss) attributable to noncontrolling interests. Net income (loss) attributable to noncontrolling interests includes the results of operations for WXXA-TV and WLAJ-TV. The Company does not own these stations but provides services to the stations under JSAs and SSAs and also guarantees the debt of both stations. Accordingly the Company consolidates the stations.

(3)	For the three months ended March 31, 2013, weighted-average common shares outstanding include Young’s common shares and share equivalents multiplied by the exchange ratio 730.6171 shares of Media General for each share and share equivalent of Young. For the three months ended March 31, 2014, weighted-average common shares include the share and share equivalents of the combined company.

(4)	For a reconciliation of these non-GAAP financial measures, see “—Reconciliation of Adjusted EBITDA to Net Income” and “—Reconciliation of Broadcast Cash Flow to Operating Income.”

We also provided supplemental financial information which is derived from the historical results of operations of Media General, Inc. and Young. The “As Adjusted” column provides financial information for the combined company for the first quarter of 2013. The purpose of the “Adjustments” column is to include the financial information of Media General prior to the Young Merger (referred to for this purpose as “Legacy Media General”) for the quarter ended March 31, 2013. No other adjustments have been made to the supplemental financial information. The supplemental information provided does not purport to be indicative of what our results would have been had the Young Merger actually occurred as of the beginning of the period presented, nor is it indicative of results which may occur in the future:

	For the three months ended March, 31, 2013
	As Reported	Adjustments	As Adjusted
	(Dollars in thousands, except per share data)
Income Statement Data:
Net operating revenue	$50,045	$73,939	$123,984
Operating costs:
Operating expenses, excluding depreciation expense	19,212	29,341	48,553
Selling, general and administrative expenses	14,464	22,547	37,011
Amortization of program license rights	2,455	2,662	5,117
Corporate and other expenses	2,361	7,704	10,065
Depreciation and amortization	4,491	5,962	10,453
Gain related to of property and equipment, net	—	(43)	(43)

Total operating costs	42,983	68,173	111,156

Operating income	$7,062	$5,766	$12,828

Other income (expense):
Interest expense	(2,140)	(19,242)	(21,382)
Other, net	(101)	51	(50)

Total other expense	(2,241)	(19,191)	(21,432)

Income (loss) before income taxes	4,821	(13,425)	(8,604)
Income tax expense	(1,802)	(3,284)	(5,086)

Income (loss) from continuing operations	$3,019	$(16,709)	$(13,690)

Media General provides the non-GAAP financial metrics of Adjusted EBITDA and broadcast cash flow. We believe these metrics are alternative measures used in peer comparisons and by lenders, investors, financial analysts and rating agencies to evaluate a company’s ability to service its debt requirements and to estimate the value of the company. A reconciliation of these metrics to amounts on the GAAP financial statements is included in the tables below:

Reconciliation of Adjusted EBITDA to Net Income

	For the three months ended March 31, 2014	For the three months ended March 31, 2013
		As Reported	As Adjusted
(Unaudited, in thousands)
Net income	$5,439	$3,019	$(13,690)
Interest expense	9,990	2,140	21,382
Debt modification and extinguishment costs	98	—	—
Depreciation and amortization	16,195	4,491	10,453
Income tax expense	3,642	1,802	5,086
Gain related to property and equipment, net	(771)	—	(43)
Merger-related expenses	4,752	—	—

Adjusted EBITDA	$39,345	$11,452	$23,188

Reconciliation of Broadcast Cash Flow to Operating Income

	For the three months ended March 31, 2014	For the three months ended March 31, 2013
		As Reported	As Adjusted
(Unaudited, in thousands)
Operating income	$19,254	$7,062	$12,828
Add:
Corporate and other expenses	6,578	2,361	10,065
Depreciation and amortization	16,195	4,491	10,453
Gain related to property and equipment, net	(771)	—	(43)
Program license rights, net	(143)	—	36
Merger-related expenses	4,752	—	—

Broadcast cash flow	$45,865	$13,914	$33,339

The preliminary results presented above are unaudited and not final and are subject to adjustments that may result from the completion of our quarterly review process. As a result, our actual results that will be reported in our quarterly report on Form 10-Q for the quarter ended March 31, 2014 may differ from these preliminary results. Our results for the three months ended March 31, 2014 are not necessarily indicative of results that may be reported for any future period. In addition our results for the three months ended March 31, 2014 are not necessarily comparable to our results and Young’s results for the three months ended March 31, 2013.

The preliminary financial data included in this prospectus supplement has been prepared by, and is the responsibility of, Media General’s management. Deloitte & Touche LLP and PricewaterhouseCoopers

LLP have not audited, reviewed, compiled or performed any procedures with respect to the accompanying preliminary financial data. Accordingly, Deloitte & Touche LLP and PricewaterhouseCoopers LLP do not express an opinion or any other form of assurance with respect thereto.

First Quarter of 2014 Results — LIN

On April 28, 2014, LIN announced the following results for the quarter ended March 31, 2014 (dollars in thousands):

	For the three months ended March 31, 2014	For the three months ended March 31, 2013
Net revenues	$166,241	$140,992

Operating income	$16,382	$11,776

Adjusted EBITDA	$39,326	$36,140

Adjusted Broadcast Cash Flow	$45,528	$41,889

LIN reports and discusses its operating results using financial measures consistent with GAAP and believes this should be the primary basis for evaluating its performance. Non-GAAP financial measures such as Adjusted EBITDA and Adjusted Broadcast Cash Flow should not be viewed as alternatives or substitutes for GAAP reporting. However, Adjusted EBITDA and Adjusted Broadcast Cash Flow are common supplemental measures of performance used by investors, lenders, rating agencies and financial analysts. As a result, these non-GAAP measures can provide certain additional insight about LIN and its stations; LIN’s ability to fund acquisitions, investments and working capital needs; LIN’s ability to service its debt; LIN’s performance as compared to other peer companies in its industry; and other operating performance trends for its business. Set forth below are the reconciliations of LIN’s operating income, a GAAP reporting measure, to Broadcast Cash Flow and Adjusted EBITDA:

Reconciliation of Adjusted Broadcast Cash Flow and Adjusted EBITDA to Operating Income

	For the three months ended March 31, 2014	For the three months ended March 31, 2013
(Unaudited, in thousands)
Operating Income	$16,382	$11,776
Add:
Amortization of program rights	6,593	7,785
Depreciation	10,686	11,638
Amortization of intangible assets	5,571	5,429
Restructuring charge	—	2,132
Share-based compensation expense included in Direct Operating & SG&A (stations)	527	470
Corporate expense	12,541	10,271
Loss on sale of other assets	94	95
Subtract:
Cash payments for programming	6,866	7,707

Adjusted Broadcast Cash Flow (Non-GAAP)	$45,528	$41,889

Add:
Share-based compensation expense (corporate)	1,780	1,471
Non-recurring and acquisition-related charges	4,559	3,051
Subtract:
Corporate expense	12,541	10,271

Adjusted EBITDA (Non-GAAP)	$39,326	$36,140

Media General, Inc., which traces its history to 1850 when the company began operations in Richmond, Virginia, was incorporated in Virginia and became a public company in 1969. Media General’s shares of Voting Common Stock trade on the New York Stock Exchange under the symbol “MEG”. Media General’s website can be located at www.mediageneral.com. Information included on the website is not incorporated by reference in this prospectus supplement or the accompanying prospectus.

THE OFFERING

Shares of Voting Common Stock to be offered by the selling stockholders	9,000,000 shares of Voting Common Stock

Option to purchase shares of Voting Common Stock from the selling stockholders	The selling stockholders named herein have granted the underwriters an option to purchase up to an additional 1,350,000 shares of Voting Common Stock at the public offering price less the underwriting discounts and commissions, which option may be exercised at any time in whole, or from time to time in part, on or before the 30th day following the date of this prospectus supplement.

Shares of Voting Common Stock to be outstanding after this offering (both before and after giving effect to the option)	87,750,613 shares of Voting Common Stock

Use of proceeds	We will not receive any proceeds from the sale of any shares of our Voting Common Stock offered by the selling stockholders.

Dividend policy	We do not intend to pay cash dividends on our common stock for at least so long as we are prohibited from doing so under our credit agreement. Our credit agreement contains restrictions on the payment of dividends. In addition, applicable state law may impose requirements that may impede our ability to pay dividends on our common stock.

New York Stock Exchange trading symbol	“MEG”

Risk Factors	See “Risk Factors” beginning on page S-22 of this prospectus supplement and in our Annual Report on Form 10-K for the year ended December 31, 2013 incorporated by reference herein before investing in shares of our Voting Common Stock. In addition, LIN’s business is subject to certain risks and uncertainties as described under the heading “Risk Factors” in LIN’s Annual Report on Form 10-K for the year ended December 31, 2013, which is incorporated by reference in this prospectus supplement and accompanying prospectus.

The total number of shares of Voting Common Stock to be outstanding following the offering is based on the total number of shares of Voting Common Stock outstanding as of April 25, 2014 and does not include any shares which may be issued upon the exercise of stock options. The amount also excludes 828,885 shares of our Non-voting Common Stock.

SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth our summary historical consolidated financial information for the years ended and as of December 31, 2013, 2012 and 2011. On November 12, 2013, Media General and Young were combined in an all stock, tax free merger. Although Media General was the legal acquirer in the Young Merger, the transaction was accounted for as a reverse merger whereby Young was deemed to have acquired Legacy Media General for accounting purposes only. Consequently, the consolidated financial statements of Media General (referred to for this purpose as “Legacy Media General”), the legal acquirer and a continuing public corporation in the transaction, have been prepared with Young as the surviving entity but named Media General, Inc. Accordingly, prior period financial information presented for the Company in the consolidated financial statements reflect the historical activity of Young for all periods through the date of consummation of the Young Merger. The financial statement data for the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012 are derived from our audited financial statements that are included in our Annual Report on Form 10-K for the year ended December 31, 2013 which is incorporated by reference in this prospectus supplement. The financial statement data as of December 31, 2011 has been derived from our audited financial statements which are not included in this prospectus supplement. The income statement for the year ended December 31, 2013 reflects the results of Young from January 1, 2013 to November 11, 2013, and the results of the combined company from November 12, 2013 through December 31, 2013.

On March 21, 2014, Media General announced a definitive agreement to acquire LIN in a stock and cash merger transaction. Consummation of the LIN Merger is subject to customary closing conditions including, among other things, FCC approval and shareholder approval from both Media General and LIN shareholders. In addition, in February 2014 LIN completed a significant acquisition of Federated Media (the “Federated Media Acquisition”).

The unaudited pro forma condensed combined financial information that follows for the year ended and as of December 31, 2013 has been derived from the historical consolidated financial statements of Media General for the year ended and as of December 31, 2013, the historical consolidated financial statements of Legacy Media General for the period January 1, 2013 to November 11, 2013 and the historical consolidated financial statements of LIN and the historical financial statements of Federated Media for the year ended and as of December 31, 2013, along with certain adjustments. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2013 have been prepared as though the Young Merger and the LIN Merger occurred as of January 1, 2013, and the unaudited pro forma condensed combined balance sheet information at December 31, 2013 has been prepared as if the LIN Merger occurred as of December 31, 2013. The pro forma adjustments are based on available information and assumptions that Media General believes are reasonable. Such adjustments are estimates and are subject to change. For more information regarding the pro forma financial information, see “Unaudited Pro Forma Condensed Combined Financial Information.”

The unaudited pro forma condensed combined financial information is provided for informational purposes only and does not purport to represent what the actual combined results of operations or the combined financial position of the combined company would have been had the transaction occurred on the dates assumed, nor are they necessarily indicative of future combined results of operations or combined financial position. The unaudited pro forma condensed combined financial information does not reflect any cost savings or other synergies that the management of the Company believe could have been achieved had the transaction been completed on the dates indicated. Further, the unaudited pro forma condensed combined financial information does not reflect potential divestitures that may be required by regulatory authorities. See “Risk Factors — Media General and LIN may be required to divest assets in certain markets in order to obtain approval from regulatory authorities and may not be able to realize the full benefit of the sold assets.” The unaudited pro forma condensed combined financial information is not necessarily indicative of the financial position or results of operations presented as of the dates or for the periods indicated, or the results of operations or financial position that may be achieved in the future.

Summary Historical and Pro Forma Financial Information of Media General, Inc.

	For the year ended and as of December 31, 2013		For the year ended and as of December 31,
	Pro Forma	Actual(1)	2012(2)	2011(2)
	(Dollars in thousands, except per share data)
Income Statement Data:
Net operating revenue	$1,233,010	$269,912	$228,183	$174,520
Operating costs:
Operating expenses, excluding depreciation expense	475,980	95,214	68,899	61,846
Selling, general and administrative expenses	318,743	71,243	55,000	53,851
Amortization of program license rights	50,029	11,362	9,022	9,780
Corporate and other expenses	128,289	19,016	23,531	12,182
Depreciation and amortization	161,759	25,772	16,179	13,896
Loss on disposal of property and equipment, net	1,393	399	59	683
Write-off of intangible assets	—	—	—	978
Restructuring	4,976	—	—	—
Contract termination costs	3,887	—	—	—
Merger-related expenses	—	13,079	—	—

Total Operating Costs	1,145,056	236,085	172,690	153,216

Operating income	87,954	33,827	55,493	21,304
Other income (expense):
Interest expense	(108,300)	(12,687)	(7,830)	(7,240)
Debt modification and extinguishment costs	—	(4,509)	—	(915)
Other, net	(2,210)	48	8,680	(675)

Total other income (expense)	(110,510)	(17,148)	850	(8,830)

Income (loss) before reorganization items and income taxes	(22,556)	16,679	56,343	12,474
Reorganization items, net	—	—	—	(1,350)
Income tax (expense) benefit	106,959	(12,325)	(20,380)	92,800

Net income from continuing operations	$84,403	$4,354	$35,963	$103,924

Net income (loss) attributable to noncontrolling interests (included above)	399	(1,786)	42	—

Net income attributable to Media General	$84,004	$6,140	$35,921	$103,924

Earnings per common share (basic and diluted):
Net earnings per common share (diluted)	$0.64	$0.11	$0.82	$1.91

Net earnings per common share (assuming dilution)	$0.61	$0.10	$0.53	$1.14

Balance Sheet Data:
Cash and cash equivalents	$15,160	$71,618	$24,244	$55,559
Total assets	4,864,047	1,921,368	483,197	510,601
Total long-term debt, including current portion	2,697,931	917,000	153,198	81,289
Stockholders’ equity	1,426,613	735,237	286,991	396,528

(1)	Represents the results of Young for the period January 1, 2013 to November 11, 2013 and the results of the combined company from November 12, 2013 through December 31, 2013.

(2)	Represents the actual results of Young for the years ended December 31, 2012 and 2011.

Summary Historical Financial Information of LIN Media LLC

The following table sets forth LIN’s historical consolidated financial information for the periods indicated. The financial information for the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012 have been derived from LIN’s audited financial statements which are incorporated by reference in this prospectus supplement. The financial information as of December 31, 2011 has been derived from LIN’s audited financial statements which are not included or incorporated by reference in this prospectus supplement.

	Year Ended December 31,
	2013	2012	2011
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Net revenues	$652,363	$553,462	$400,003
Operating expenses:
Direct operating	251,078	160,222	130,618
Selling, general and administrative	162,550	125,267	103,770
Amortization of program rights	29,242	23,048	21,406
Corporate	41,377	34,246	26,481
Depreciation	46,854	32,149	26,246
Amortization of intangible assets	22,826	6,364	1,199
Restructuring	3,895	1,009	707
Contract termination costs	3,887	—	—
Loss from asset dispositions	710	96	472

Operating income	89,944	171,061	89,104
Other expense:
Interest expense, net	56,607	46,683	50,706
Share of loss in equity investments	56	98,309	4,957
Gain on derivative instruments	—	—	(1,960)
Loss on extinguishment of debt	—	3,341	1,694
Other expense, net	2,100	237	51

Total other expense, net	58,763	148,570	55,448
Income before (benefit from) provision for income taxes	31,181	22,491	33,656
(Benefit from) provision for income taxes	(125,420)	40,463	(16,045)

Income (loss) from continuing operations(1)	156,601	(17,972)	49,701
(Loss) income from discontinued operations, net of tax	—	(1,018)	(920)
Gain from the sale of discontinued operations, net of tax	—	11,389	—

Net income (loss)	156,601	(7,601)	48,781
Net (loss) income attributable to noncontrolling interests	(1,512)	(556)	204

Net (loss) income attributable to LIN Media LLC	$158,113	$(7,045)	$48,577

Basic income (loss) per common share attributable to LIN Media LLC:
Income (loss) from continuing operations attributable to LIN Media LLC	3.02	(0.32)	0.89
(Loss) income from discontinued operations, net of tax	—	(0.02)	(0.02)
Gain from sale of discontinued operations, net of tax	—	0.21	—

Net income (loss) attributable to LIN Media LLC	$3.02	(0.13)	$0.87

Weighted-average basic shares outstanding	52,439	54,130	55,768

	Year Ended December 31,
	2013	2012	2011
	(In thousands, except per share data)
Diluted income (loss) per common share attributable to LIN Media LLC:
Income (loss) from continuing operations attributable to LIN Media LLC	$2.84	$(0.32)	$0.87
(Loss) income from discontinued operations, net of tax	—	(0.02)	(0.02)
Gain from sale of discontinued operations, net of tax	—	0.21	—

Net income (loss) attributable to LIN Media LLC	$2.84	$(0.13)	$0.85

Weighted-average fully-diluted shares outstanding	55,639	54,130	57,079

Consolidated Balance Sheet Data (at period end):
Cash and cash equivalents	$12,525	$46,307	$18,057
Restricted cash	—	—	255,159
Total assets	1,216,850	1,241,414	1,081,944
Total debt	944,692	890,227	868,717
Total LIN Media LLC shareholders’ equity (deficit)	89,127	(91,564)	(84,632)

(1)	Income from continuing operations during the year ended December 31, 2013 includes a $124.3 million tax benefit recognized as a result of LIN’s merger with LIN TV Corp. during 2013 as well as an $18.2 million tax benefit recognized as a result of the reversal of its valuation allowance on deferred tax assets. For additional information, refer to Note 14 (“Income Taxes”) in LIN’s consolidated financial statements which are incorporated by reference in the prospectus supplement.

Reconciliation of Non-GAAP Financial Measures

The following supplemental data includes the non-GAAP financial measures average annual Adjusted EBITDA (after giving effect to anticipated operating synergies from acquisitions), adjusted revenue, adjusted free cash flow (after giving effect to anticipated operating synergies from acquisitions) and net income, in each case as if the Young Merger, the LIN Merger and several smaller acquisitions had occurred on January 1, 2012, and Media General had operated Young, LIN and other acquired stations during all of 2012 and 2013. Given the completion of the Young Merger in November 2013 and the signing of our agreement to acquire LIN in March 2014, and given that we completed the Young Merger as a reverse acquisition, wherein the historical financial statements of Young for the periods prior to November 12, 2013 have become the historical financial statements of Media General, we believe these measures provide useful information with respect to the results of operations in 2012 and 2013 for each of Media General, Legacy Media General and LIN, as well as these businesses on a combined basis. However, these measures should not be used in place of GAAP measures of performance such as net income. A reconciliation of these measures to amounts included on the GAAP financial statements is presented below.

Reconciliation of Adjusted EBITDA and Adjusted Free Cash Flow to Net Income

	For the year ended December 31, 2013				For the year ended December 31, 2012				2012/2013 Average (3)
	Media General (1)	Legacy Media General	LIN (2)	Combined	Media General (1)	Legacy Media General	LIN (2)	Combined
(Unaudited, in thousands)
Net income (loss) from continuing operations	$4,354	$(62,127)	$156,601	$98,828	$35,963	$(39,957)	$(17,972)	$(21,966)	$38,431
Interest Expense	12,687	71,724	56,607	141,018	7,830	78,034	46,683	132,547
Debt modification and extinguishment costs	4,509	—	—	4,509	—	35,415	3,341	38,756
Depreciation and amortization	25,772	19,365	69,680	114,817	16,179	25,059	38,513	79,751
Taxes	12,325	8,470	(125,420)	(104,625)	20,380	13,631	40,463	74,474
Reversal of Gray liabilities(4)	(1,769)	—	—	(1,769)	—	—	—	—
Restructuring charge	—	—	3,895	3,895	—	—	1,009	1,009
Contract termination charge	—	—	3,887	3,887	—	—	—	—
Stock-based compensation charges	—	—	9,374	9,374	—	—	6,857	6,857
Loss on sale of other assets	399	283	710	1,392	59	2,062	96	2,217
Loss on equity investments	—	—	56	56	—	—	98,309	98,309
Other income (expense), net	—	—	2,100	2,100	—	—	237	237
Net broadcast film rights	(63)	—	(2,435)	(2,498)	—	244	(2,082)	(1,838)
Merger-related expenses	13,079	16,364	10,842	40,285	—	—	3,207	3,207
Young Merger synergies	25,064	—	—	25,064	28,423	—	—	28,423
Severance, disposition and shutdown expenses	1,786	—	—	1,786	11,221	—	—	11,221
Pension expense reduction	3,750	—	—	3,750	3,750	—	—	3,750
Nonoperating cash charges (less gains) and equity loss	12,849	—	—	12,849	5,326	—	—	5,326
Acquisition EBITDA(5)	147	—	—	147	3,946	—	38,894	42,840
LIN Merger Synergies	—	—	—	70,000	—	—	—	70,000

Adjusted EBITDA	$114,889	$54,079	$185,897	$424,865	$133,077	$114,488	$257,555	$575,120	$499,992

Net revenue	$269,912	$273,566	$652,363	$1,195,841	$228,183	$359,722	$553,462	$1,141,367	$1,168,604
Acquisition revenue(5)	355	—	—	355	14,430	—	104,701	119,131

Adjusted revenue	$270,267	$273,566	$652,363	$1,196,196	$242,613	$359,722	$658,163	$1,260,498	$1,228,347

Adjusted EBITDA margins	42.5%	19.8%	28.5%	35.5%	54.9%	31.8%	39.1%	45.6%	40.7%

	For the year ended December 31, 2013				For the year ended December 31, 2012
	Media General (1)	Legacy Media General	LIN (2)	Combined	Media General (1)	Legacy Media General	LIN (2)	Combined	2012/2013 Average (3)
(Unaudited, in thousands)
Adjusted EBITDA	$114,889	$54,079	$185,897	$424,865	$133,077	$114,488	$257,555	$575,120	$499,992
Cash taxes	1,047	—	2,504	3,551	1,449	—	1,103	2,552
Cash interest expense	26,461	60,603	52,969	140,033	6,256	69,294	44,094	119,644
Capex	15,166	13,508	29,374	58,048	11,612	16,537	28,230	56,379

Adjusted free cash flow(6)	$72,215	$(20,032)	$101,050	$223,233	$113,760	$28,657	$184,128	$396,545	$309,889

(1)	The results for Media General for the year ended December 31, 2013 represent the results of Young for the period January 1, 2013 to November 11, 2013 and the results of the combined company for the period November 12, 2013 to December 31, 2013. The results for Media General for the year ended December 31, 2012 represent the actual results of Young for the year ended December 31, 2012.

(2)	The results for LIN for the years ended December 31, 2013 and 2012 (i) do not reflect the Federated Media Acquisition, which occurred in February 2014, and (ii) only include the results of the stations acquired from New Vision Television, LLC (“New Vision”), the assets acquired from ACME Television, LLC and the operations of HYFN and Dedicated Media from their respective dates of acquisition. See LIN’s consolidated financial statements which are incorporated by reference in this prospectus supplement for more information about these acquisitions.

(3)	Represents the average of the data in the “Combined” columns for the years ended December 31, 2013 and December 31, 2012 and does not give effect to any pro forma adjustments for acquisition accounting or the expected acquisition financing. “Combined” amounts represent the sum of the respective amounts for Media General, Legacy Media General and LIN. “Combined” amounts (i) have not been prepared on a pro forma basis in accordance with Regulation S-X, (ii) may not reflect the actual results we would have achieved absent the Young Merger and the LIN Merger and (iii) may not be predictive of future results. See “Unaudited Pro Forma Condensed Combined Financial Information.”

(4)	Young had a management agreement with Gray Television, Inc. (“Gray”), the term of which expired on December 31, 2012. In addition to certain management fees, as part of the management agreement, if Young had been sold prior to December 31, 2012, then Gray would have received a portion of the aggregate sales price above a specified threshold. Young was not sold and the liability was reversed as other income on the consolidated statements of operations in the fourth quarter of 2012. In August 2013, Young made a payment of $7.1 million to Gray in accordance with the terms of the management agreement. This was a final payment and satisfied any remaining obligations Young had in relation to that agreement. Media General reversed its remaining accrued liability of $1.8 million as a reduction of corporate and other expenses on the consolidated statements of operations in the third quarter of 2013.

(5)	Acquisition revenue and Acquisition EBITDA for Media General (1) for 2013 consists of the results of WLAJ for January and February 2013 and (2) for 2012 consists of the results of WLAJ for all of 2012 and the results of WXXA prior to December 13, 2012. Acquisition revenue and Acquisition EBITDA for LIN for 2012 consists of the results of New Vision and ACME Television, LLC, which LIN acquired in October 2012 and December 2012, respectively.

(6)	Our average annual 2012/2013 adjusted free cash flow, based on estimated average annual cash interest expense of $39 million, prior to giving effect to the LIN Merger, would have been approximately $140 million. Based on approximately $105 million of average annual cash interest, including cash interest on indebtedness incurred in connection with the LIN Merger, our average annual 2012/2013 adjusted free cash flow would have been approximately $335 million.

RISK FACTORS

An investment in our Voting Common Stock involves a significant degree of risk. You should carefully consider the following risk factors, together with all of the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, before you decide whether to purchase shares. The risks and uncertainties described below and in such incorporated documents are not the only risks and uncertainties that we face. Additional risks and uncertainties not known to us or that we currently deem immaterial also may impair our financial condition and business operations. If any of the following risks actually occurs, our business’s financial condition and operating results would suffer. In addition, LIN’s business is subject to certain risks and uncertainties as described under the heading “Risk Factors” in LIN’s Annual Report on Form 10-K for the year ended December 31, 2013, which are incorporated by reference in this prospectus supplement and accompanying prospectus.

Risks Related to Our Business

Our advertising revenue can vary substantially from period to period based on many factors beyond our control. This volatility may have an adverse impact on our business, financial condition or results of operations.

We rely on sales of advertising time for most of our revenues and, as a result, our operating results depend on the amount of advertising revenue that we generate. In 2013, 77% of our gross operating revenues were derived from spot advertising. If we generate less advertising revenue, it may be more difficult for us to repay our indebtedness and meet our working capital requirements, and the value of our business may decline. Our ability to sell advertising depends on:

•	the levels of automobile advertising, which historically have represented approximately 20% of our gross advertising revenue;

•	the health of the economy in the areas where our television stations are located and in the nation as a whole;

•	the popularity of our programming and that of our competition;

•

the activities of our competitors, including competitors that offer other forms of advertising-based mediums, such as other broadcast television stations, radio stations, MVPDs, Internet and broadband content providers, transit advertising, direct mail, local cable systems and other print and media outlets serving in the same markets;

•

the levels of political advertising, which are affected by campaign finance laws, and the ability of political candidates and political action committees to raise and spend funds, and are subject to seasonal fluctuations;

•	changes in the makeup of the population in the areas where our stations are located; and

•	other factors that may be beyond our control.

In addition, a high percentage of our operating expenses are fixed, and a small decrease in advertising revenue could significantly impact our financial results. There can be no assurance that our advertising revenue will not be volatile in the future, and such volatility may have an adverse impact on our business, financial condition or results of operations.

Financial and economic conditions may have an adverse impact on our industry, business, financial condition and/or results of operations.

Adverse financial and economic conditions could have an adverse effect on the fundamentals of our business, financial condition and/or results of operations. Poor economic and industry conditions could have a negative impact on our industry or the industry of those customers who advertise on our stations, including, among others, the automotive industry and service businesses, each of which is a significant source of our advertising revenue. Additionally, financial institutions, capital providers or other consumers may be adversely affected. Potential consequences of any financial and economic decline include:

•

the financial condition of those companies that advertise on our stations may be adversely affected, causing them to spend less on advertising, which could result in a significant decline in our advertising revenue;

•	our ability to pursue acquisitions or divestitures of certain television and non-television assets at attractive values may be limited;

•	the possibility that our business partners could be negatively impacted and our ability to maintain these business relationships could also be impaired; and

•	our ability to make certain capital expenditures may be significantly impaired.

If we are unable to secure or maintain carriage of our television stations’ signals over cable, telecommunication video and/or direct broadcast satellite systems, our television stations may not be able to compete effectively.

Pursuant to rules adopted by the FCC, local television stations may elect every three years to either (1) require cable and/or direct broadcast satellite operators to carry the stations’ signals or (2) enter into retransmission consent agreements for carriage. If a station elects the latter, carriage is not guaranteed. Failure to reach timely retransmission consent agreements with the relevant operators may harm our business. There is no assurance that we will be able to agree on acceptable terms, which could lead to a reduction in our revenue from cable and satellite retransmission consent agreements and advertising revenues. If we are unable to reach retransmission consent agreements with cable companies, satellite providers and telecommunication providers for the carriage of our stations’ signals, we could lose revenues and audience share. We renegotiate retransmission agreements with cable and satellite providers as current contracts expire, and we may not be able to negotiate future agreements on terms comparable to or more favorable than our current agreements. This may cause revenues and revenue growth from our retransmission consent agreements to decrease under the renegotiated terms.

In an order released on March 31, 2014, the FCC amended its rules governing “good faith” retransmission consent negotiations to provide that it is a violation of the statutory duty to negotiate in good faith for a television broadcast station that is ranked among the top-four stations in a market (as measured by audience share) to negotiate retransmission consent jointly with another top-four station in the same market if the stations are not commonly owned. Under the new rules, top-four stations may not (1) delegate authority to negotiate or approve a retransmission consent agreement either (a) to another non-commonly owned top-four station located in the same DMA or (b) to a third party that negotiates on behalf of another top-four television station in the same DMA or (2) facilitate or agree to facilitate coordinated negotiation of retransmission consent terms between or among multiple top-four stations in the same DMA, including through the sharing of information. Retransmission consent agreements jointly negotiated prior to the effective date of the new rules will remain enforceable until the end of their terms, but contractual provisions for separately owned top-four stations to consult or jointly negotiate retransmission agreements are no longer enforceable. Absent a stay or similar action by the FCC, the courts, or Congress, the new rules will go into effect thirty days after publication in the Federal Register. The new rules may affect our arrangements with third-party licensees in the Lansing, MI, Albany-Schenectady-Troy, NY, and Augusta, GA television markets in which we have sharing arrangements with third-party licensees. We cannot predict what effect, if any, the new rules may have on future negotiations for retransmission consent agreements in those markets or in other markets in which we may seek to enter into sharing arrangements with third party licensees.

In addition, on April 22, 2014, the U.S. Supreme Court heard a case captioned American Broadcasting Companies, Inc., et al. v. Aereo, Inc., which involves a challenge from several broadcasters of the Aereo service, which provides access for its subscribers to broadcast television programs over the Internet for a monthly subscription fee. At issue is whether Aereo’s service violates copyright law and whether Aereo must obtain permission to retransmit broadcasters’ programming. If Aereo should prevail in the pending litigation, it could have a negative impact on our retransmission consent negotiations with MVPDs, and our business and results of operations could be significantly and adversely affected. A decision in the case is expected in 2014. We cannot predict the ultimate outcome of this proceeding.

As a television broadcaster, we are highly regulated, and continuation of our operations requires that we retain or renew a variety of government approvals and comply with changing federal regulations.

The FCC extensively regulates the ownership, operation and sale of broadcast television stations, including those licensed to us. The Communications Act of 1934, as amended (the “Communications Act”) requires broadcasters to serve the public interest. Among other things, the FCC assigns frequency bands; determines stations’ locations and operating parameters; issues, renews, revokes and modifies station licenses; regulates and limits changes in ownership or control of station licenses; regulates equipment used by stations; regulates station employment practices; regulates certain program content and commercial matters in children’s programming; has the authority to impose penalties for violations of its rules or the Communications Act; and imposes annual fees on stations. Reference should be made to the Communications Act, as well as to the FCC’s rules, public notices and rulings, for further information concerning the nature and extent of federal regulation of broadcast television stations.

Congress and the FCC have under consideration, and in the future may adopt, new laws, regulations and policies regarding a wide variety of matters that could affect, directly or indirectly, the operation, ownership transferability and profitability of the Company’s television stations and affect the ability of the Company to acquire additional stations. In addition to the matters noted above, these may include, for example, spectrum use fees; reallocation of portions of the television broadcast spectrum to other uses or reductions in the amount of spectrum allotted to television stations; restrictions on the ability of same-market television stations to engage in shared services or other cooperative arrangements to reduce operating costs; changes in political advertising rates; potential restrictions on the advertising of certain products (such as alcoholic beverages); additional restrictions on program content; increased fines for rule violations; closed captioning requirements; and ownership rule changes.

Under an order that the FCC adopted on March 31, 2014, a television licensee that agrees to sell more than 15 percent of the weekly advertising inventory of another television station in the same market (DMA) will be deemed to have an attributable ownership interest in that station. The change will effectively ban JSAs involving ad sales in excess of 15 percent between two stations in the same market unless the station selling the advertising time could own the other station under the FCC’s duopoly limitations or can obtain a waiver of the rule. Stations with JSAs that would put them in violation of the new rules will have two years from the date on which the rules become effective to amend or terminate those arrangements or to obtain waivers. The FCC may require that parties reform or terminate attributable JSAs before granting transfer or assignment applications subject to JSA arrangements. In a public notice issued before adoption of the new order, the FCC announced that broadcast transfer and assignment applications would receive “careful scrutiny” if they involve any sharing agreement coupled with a contingent financial interest such as an option or loan guarantee. Although the FCC will consider waivers of the new JSA attribution rule, the FCC thus far has provided little guidance on what factors must be present for a waiver to be granted. These new rules will affect the Company’s present agreements to sell advertising inventory and provide other services for independently owned stations in Augusta, Georgia; Albany, New York; and Lansing, Michigan, as well as similar agreements between LIN and third-party licensees. We cannot now predict what actions the FCC may require regarding these agreements in connection with the processing of applications for FCC consent to the proposed merger of Media General and LIN.

Concurrent with the FCC’s JSA order, the FCC initiated a rulemaking with respect to its 2014 Quadrennial Review of its ownership rules. The FCC’s current rulemaking proposes, among other things, (i) eliminating the newspaper/radio cross ownership rule and the radio/television cross ownership rule, (ii) retaining the newspaper/television cross ownership rule but allowing for waivers on a case by case basis, (iii) retaining the local television rules, and (iv) prohibiting two television stations in the same market from swapping network affiliations if it would result in a single owner having two top-four network affiliations in a market where it could not otherwise own both stations. The proposed rulemaking also seeks comment on how to define a television shared services agreement and whether television stations should be required to disclose shared services agreements and how best to achieve disclosure. In addition, the FCC proposed to adopt the overlap of digital noise-limited service contours as the trigger for applying the local television ownership rules to commonly owned television stations in the same market and to grandfather existing ownership combinations that would exceed ownership limits under the revised approach.

In addition, uncertainty about media ownership regulations and adverse economic conditions has dampened the acquisition market from time to time, and changes in the regulatory approval process may make it materially more expensive, or may materially delay, the Company’s ability to consummate further acquisitions.

The Company requires licenses from the FCC for its operations, and a rejection or reconsideration of license renewals by the FCC could have a material adverse effect on the Company’s business. Typically, the FCC begins processing renewal applications over the last month of the renewal term. However, for broadcasters to obtain license renewals (a necessary prerequisite to FCC consent for certain transactions), the FCC has required licensees to enter into tolling agreements extending the time that the FCC may prosecute indecency and other alleged violations beyond the date of the license renewals. The Company has entered into tolling agreements with the FCC, including tolling agreements in connection with the Company’s obtaining FCC consent for the merger with Young, consummated in 2013. Further tolling agreements may be necessary in connection with the proposed merger of Media General and LIN. Pending Media General renewal applications, for example, disclose various instances of non-compliance with FCC rules during the license term, such as errors in the scheduling of pre-filing announcements, delays in completing particular required reports and making them available in the station’s public inspection file, failure to provide adequate captioning for the hearing impaired, or failures to abide by publicity requirements and commercial limitations under the FCC’s rules governing television programming for children. In addition, like most network-affiliated television stations, Media General’s television stations (and those of LIN) are subject to one or more pending program indecency complaints submitted by listeners and awaiting review by the FCC’s staff, as well as proceedings relating to allegedly indecent programming material provided in network programming. Also, the FCC may ask the Company from time to time to provide information related to its compliance with other FCC rules, including sponsorship identification rules. Complaints and compliance issues can delay the grant of FCC applications, may result in the imposition of fines or other sanctions, and, in extreme cases, can result in non-renewal. The Company filed all of its pending applications for renewal in a timely manner prior to the applicable expiration dates and expects applications that remain pending to be approved as the FCC works through its backlog. In these circumstances, the Communications Act provides that the Company may continue to operate under its broadcast licenses pending final action on any pending renewal applications. Historically, the FCC renews the vast majority of broadcast licenses, but there can be no assurance that the Company’s licenses will be renewed at their expiration dates or, if renewed, that the renewal terms will be for the maximum permitted period. The non-renewal or revocation of one or more of the Company’s primary licenses could have an adverse effect on its operations.

The FCC is considering possible mechanisms for spectrum reallocation that could affect the spectrum for our stations and adversely impact our ability to compete.

The FCC is authorized to conduct a “reverse auction” at which television broadcast licensees could submit bids to receive compensation for relinquishing all or a portion of their rights in the television spectrum of their full-service and Class A stations. A licensee could bid to relinquish its channel entirely, relocate to a different channel band (UHF to VHF) or relinquish its channel and share a different channel with another broadcaster. Broadcasters choosing to share a channel would retain must-carry rights on cable systems. Under the law, the FCC may hold only one reverse auction. Concurrently with the reverse auction or after its completion, the FCC would conduct a forward auction of the newly freed spectrum. The FCC must complete both auctions by 2022.

Even if a television licensee does not participate in the reverse auction, the FCC nevertheless may require that it relocate its station to another channel or make technical changes to facilitate repacking the band. The FCC will have a $1.75 billion fund to compensate broadcasters and cable systems for the reasonable costs of repacking. The legislation limits the ability of broadcasters to challenge FCC repacking decisions by denying a licensee the right to a hearing before the FCC modifies its license, a right that the Communications Act otherwise would provide. The FCC issued a new rulemaking proposal on October 2, 2012, to develop rules to govern incentive auctions for television broadcast spectrum, re-auction of any reclaimed spectrum to wireless broadband providers and the repacking of broadcasters on the channels remaining dedicated to television broadcasting after the auction. The FCC’s Chairman has told Congress that the FCC hopes to complete this rulemaking in the spring of 2014 so that the auctions can take place in mid-2015. There is no assurance, however, that the FCC will meet this schedule. Changes in FCC and Administration policies and changes in the Congress could affect this schedule and the ultimate shape of the auctions in ways that cannot now be predicted.

We further cannot predict the form of any final rules that the FCC may adopt for television spectrum reallocation or whether the rules ultimately adopted would have any adverse effect upon our ability to compete. Additionally, we cannot predict whether the FCC or the Congress might adopt even more stringent requirements or incentives to abandon current spectrum if the initiatives now being reviewed are adopted and implemented but do not have the desired result of freeing what the agency deems to be sufficient spectrum for wireless broadband use.

Changes in FCC ownership rules through FCC action, judicial review or federal legislation may limit our ability to continue providing services to stations under sharing arrangements (such as local marketing agreements, joint sale agreements, shared services agreements and other similar agreements), may prevent us from obtaining ownership of the stations we currently provide services to under sharing arrangements, may require us to amend or terminate certain agreements and/or may preclude us from obtaining the full economic value of one or more of our duopoly, or two-station, operations upon a sale, merger or other similar transaction transferring ownership of such station or stations.

FCC ownership rules currently impose significant limitations on the ability of broadcast licensees to have attributable interests in multiple media properties. Federal law prohibits one company from owning broadcast television stations that collectively have service areas encompassing more than an aggregate 39% share of national television households. Ownership restrictions under FCC rules also include a variety of local limits on media ownership. The restrictions include an ownership limit of one television station in most medium and smaller television markets and two stations in most larger markets, known as the television duopoly rule. The regulations also include limits on the common ownership of a newspaper and television station in the same market (newspaper-television cross-ownership), limits on common ownership of radio and television stations in the same market (radio-television station ownership) and limits on radio ownership of four to eight radio stations in a local market.

If the FCC should loosen its media ownership rules, attractive opportunities may arise for additional television station and other media acquisitions, but these changes also would create additional competition for us from other entities, such as national broadcast networks, large station groups, newspaper chains and cable operators, which may be better positioned to take advantage of such changes and benefit from the resulting operating synergies both nationally and in specific markets.

In an order adopted in March 2014, the FCC concluded that JSAs should be “attributable” for purposes of the media ownership rules if they permit a television licensee to sell more than 15% of the commercial inventory of a television station owned by a third party in the same market. Stations with JSAs that would put them in violation of the new rules will have two years from the date on which the rules become effective to amend or terminate those arrangements or to obtain waivers. Accordingly, absent further developments or the grant of a waiver, we will be required to modify or terminate our existing JSAs within such two-year period. LIN’s existing JSAs will also be required to conform to the FCC’s new policy.

Our operating results are dependent in part on the success of programming aired by our television stations, which depends in part upon factors beyond our control.

Our advertising revenues depend in part on the success of our local, network and syndicated programming. We make significant commitments to acquire rights to television programs under multi-year agreements. Whether these programs succeed depends upon unpredictable factors such as audience preferences, competing programming and the availability of other entertainment activities. If a particular program is not popular, it may not be possible to sell enough advertising to cover the program’s cost. In some instances, we may have to replace or cancel programs before fully amortizing their costs and, as a result, may have impairments that increase operating costs.

In addition, FCC rules affect the network-affiliate relationship. Among other things, these rules require network affiliation agreements to: (i) prohibit networks from requiring affiliates to clear time previously scheduled for other use, (ii) permit an affiliate to preempt network programs it believes are unsuitable for its audience and (iii) permit affiliates to substitute programs believed to be of greater local or national importance than network programming. In 2008, the FCC resolved a petition to review certain of these rules by clarifying its limitations on the extent to which the networks can exert control over the operations of their affiliates. In March 2014, the FCC also adopted a Further Notice of Proposed Rulemaking seeking comment on whether the FCC should eliminate its rules protecting stations’ network non-duplication (“Non-Dup”) and syndicated programming exclusivity (“Syndex”) rules. These rules empower the FCC to enforce local stations’ contractual exclusivity rights to network and syndicated programming within their markets. In that Notice, the FCC tentatively concluded that it has authority to eliminate the rules and that, even if it eliminates the rules, television stations nevertheless would be able to enforce contractual exclusivity through the courts. We cannot predict whether the FCC will eliminate these rules or whether such action would have an adverse effect on our business.

In recent years, the national broadcast networks have streamed their programming on the Internet and other distribution platforms in close proximity to network programming broadcast on local television stations, including those that we own. These and other practices by the networks dilute the exclusivity and value of network programming originally broadcast by the local stations and could adversely affect the business, financial conditions and results of operations of our stations.

The non-renewal or termination of a network affiliation agreement or a change in network affiliations could have a material adverse effect on us. We periodically renegotiate our major network affiliation agreements. For example, we have a network affiliation agreement with ABC that expires in June of 2014, a network affiliation agreement with MyNetwork TV that expires in September of 2014 and network affiliation agreements with CBS that begin to expire in December of 2014. We anticipate that we will be required to pay commercially reasonable fees once we renew the respective affiliation agreements. There can be no assurance, however, as to whether our affiliation agreements will be renewed or as to what effect, if any, these renewals may have on our financial condition and results of operations.

If any of our stations cease to maintain affiliation agreements with networks for any reason, we would need to find alternative sources of programming, which may be less attractive and more expensive. A change in network affiliation in a given television market may have many short- and long-term consequences, depending upon the circumstances surrounding the change. Potential short-term consequences include: (a) increased marketing costs and increased internal operating costs, which can vary widely depending on the amount of marketing required to educate the audience regarding the change and to maintain the station’s viewing audience; (b) short-term loss of market share or slower market growth due to advertiser uncertainty about the switch; (c) costs of building a new or larger news operation; (d) other increases in station programming costs, if necessary; and (e) the cost of equipment needed to conform the station’s programming, equipment and logos to the new network affiliation. Long-term consequences are more difficult to assess, due to the cyclical nature of each of the major networks’ share of the audiences that changes from year-to-year with programs coming to the end of their production cycle, audience acceptance of new programs in the future and the fact that national network audience ratings do not necessarily indicate how a network’s programming may fare in a particular market. The circumstances that may surround a network affiliation switch cause uncertainty as to the actual costs that we will incur, and if these costs are significant, the switch could have a material, adverse impact on the income we derive from the affected station.

In addition, syndication agreements are licenses to broadcast programs that are produced by production companies. Such programming can form a significant component of a station’s programming schedule. Syndication agreements are subject to cancellation, which may affect a station’s programming schedule, and we cannot be certain that we will continue to be able to acquire rights to syndicated programs once our current contracts for these programs end.

The integration of Legacy Media General and Young (and, following the consummation of the LIN Merger, of Media General and LIN) will present significant challenges that may reduce the anticipated potential benefits of the transactions.

The integration of Legacy Media General and Young is (and, following the consummation of the LIN Merger, the integration of Media General and LIN will be) complex and time-consuming due to the size and complexity of each organization. We face significant challenges in consolidating functions and integrating organizations, procedures and operations in a timely and efficient manner, as well as retaining key personnel. The principal challenges include the following:

•	integrating information systems and internal controls over accounting and financial reporting;

•	integrating Legacy Media General and Young’s (and, following the consummation of the LIN Merger, Media General and LIN’s) existing businesses;

•	preserving significant business relationships;

•	consolidating corporate and administrative functions;

•

conforming standards, controls, procedures and policies, business cultures and compensation structures between Legacy Media General and Young (and, following the consummation of the LIN Merger, Media General and LIN); and

•	retaining key employees.

The management of Media General will have to dedicate substantial effort to integrating the businesses of Legacy Media General and Young (and, following the consummation of the LIN Merger, Media General and LIN). These efforts could divert management’s focus and resources from our business, corporate initiatives or strategic opportunities. If we are unable to integrate Legacy Media General’s and Young’s (and, following the consummation of the LIN Merger, Media General’s and LIN’s) organizations, procedures and operations in a timely and efficient manner, the anticipated benefits and cost savings of the transactions may not be realized fully, or may take longer to realize than expected, and the value of our common stock may be affected adversely. An inability to realize the full extent of the anticipated benefits of the transaction, as well as any delays encountered in the integration process, could also have an adverse effect upon our revenues, expenses and operating results.

Our future success depends, in part, upon our ability to manage this expanded business, which will pose substantial challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. There can be no assurances that we will be successful or that we will realize the expected operating efficiencies, cost savings and other benefits currently anticipated.

The consummation and integration of acquisitions pose various risks and uncertainties.

We have pursued and intend to selectively continue to pursue strategic acquisitions, subject to market conditions, our liquidity, and the availability of attractive acquisition candidates. We may not be successful in identifying attractive acquisition targets or have the financial capacity to complete future acquisitions. Acquisitions involve inherent risks, such as increasing leverage, debt service requirements, future performance-based purchase obligations and combining company cultures and facilities, and we may not be able to successfully integrate acquired entities, which could have a material adverse effect on our operating results, particularly during the period immediately following any acquisition. We may not be able to generate cost savings or increase revenues as a result of any acquisition. In addition, future acquisitions may result in our assumption of unexpected liabilities and may result in the diversion of management’s attention from the operation of our core business.

Certain acquisitions, such as acquisitions of television stations, are subject to the approval of the FCC and, potentially, other regulatory authorities. The need for FCC and other regulatory approvals could restrict our ability to consummate future transactions and potentially require us to divest some television stations if the FCC believes that a proposed acquisition would result in excessive concentration in a market, even if the proposed combinations may otherwise comply with FCC ownership limitations.

We may not achieve all of the synergies and cost savings that we expect to obtain from our acquisitions.

In connection with the Young Merger, LIN Merger and other acquisitions, we have disclosed, and may from time to time disclose or announce, potential synergies and cost savings that may be obtained in the future as a result of the acquisitions, including measures of revenue and profitability that give effect to potential synergies. Our determination of potential synergies and cost savings (and such measures of revenue and profitability) is based upon various assumptions and estimates that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control, and are based upon specific assumptions with respect to future business decisions, some of which will change. We cannot guarantee that we will necessarily generate all of the anticipated synergies from acquisitions, and the actual amount of synergies and cost savings we successfully obtain could be significantly lower than the amounts expected. Our ability to generate synergies will be subject to governmental actions and policies which are outside of our control. All disclosures regarding anticipated synergies and cost savings (and any related measures of revenue and profitability) are forward-looking statements which should be reviewed together with the “Risk Factors” included and incorporated by reference in this prospectus supplement.

Our substantial indebtedness could impair our financial condition and our ability to fulfill our debt obligations.

As of December 31, 2013, we had total long-term debt of approximately $917 million. On a pro forma basis assuming consummation of the LIN Merger, as of December 31, 2013 we would have had total indebtedness of approximately $2.7 billion. This indebtedness can have significant consequences for our creditors and investors. For example this indebtedness could:

•	make it more difficult for us to satisfy our obligations, which could in turn result in an event of default on our indebtedness;

•	impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes;

•	diminish our ability to withstand a downturn in our business, the industry in which we operate or the economy generally;

•	limit flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

•	place us at a competitive disadvantage compared to certain competitors that may have proportionately less debt.

If we are unable to meet our debt service obligations or if we otherwise breach a covenant, we could be forced to restructure or refinance our indebtedness, seek additional equity capital or sell assets. We may be unable to obtain financing or sell assets on satisfactory terms, or at all.

In addition, our debt agreements subject us to a number of financial and operational covenants and require compliance with certain financial ratios. For example, covenants under our credit agreement impose restrictions on our ability to incur additional indebtedness and liens, make loans and investments, make capital expenditures, sell assets, engage in mergers, acquisitions and consolidations, enter into transactions with affiliates, purchase or redeem stock, enter into sale and leaseback transactions and pay dividends. A breach of any of the covenants imposed on us by the terms of the credit agreement, including any financial or operational covenants, and certain change of control events, may result in a default or event of default under the credit agreement. Following an event of default, the lenders would have the right to terminate their commitments to extend credit in the future to us under the agreement’s revolving credit facility and could accelerate the repayment of all of our indebtedness under the credit agreement. In such case, we may not have sufficient funds to pay the total amount of accelerated obligations, and the lenders could proceed against the collateral securing the credit agreement, which consists of substantially all of our assets. Any acceleration in the repayment of indebtedness or related foreclosure could have an adverse effect on us. For a description of our indebtedness, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations (Media General)” and “Description of Indebtedness” contained elsewhere herein.

Despite our current debt levels, we may be able to incur significantly more debt in the future, which could increase the foregoing risks.

We will require a significant amount of cash to service our indebtedness. This cash may not be readily available to us.

Our ability to make payments on, or repay or refinance, our indebtedness and fund planned capital expenditures will depend largely upon our future operating performance. Our future performance, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We cannot be certain we will generate sufficient cash flow from operations or that future borrowings will be available in amounts sufficient to enable us to pay our current indebtedness or to fund our other liquidity needs.

Our pension and postretirement benefit plans are currently underfunded. A declining stock market and lower interest rates could affect the value of our retirement plan assets and increase our postretirement obligations.

We have qualified defined benefit retirement plans covering substantially all Legacy Media General employees hired before January 1, 2007 and the IBEW Local 45 employees of KRON-TV. As of December 31, 2013, these qualified retirement plans were underfunded by approximately $88 million. We made contributions of $5 million and $45 million to the Legacy Media General plan in December of 2013 and January of 2014, respectively, to reduce the funding gap. We also have non-contributory unfunded supplemental executive retirement and ERISA excess plans which supplement the coverage available to certain Legacy Media General executives. There is also an unfunded plan that provides certain health and life insurance benefits to retired Legacy Media General employees who were hired prior to 1992 and a retirement medical savings account established as of January 1, 2007. Although we have frozen participation and benefits under these plans, two significant elements in determining our pension expense are the expected return on plan assets and the discount rate used in projecting obligations. Large declines in the stock market (such as those seen in 2008) and lower discount rates (such as those seen in 2012) increase our expense and may necessitate higher cash contributions to the qualified retirement plans.

Our ability to use the net operating loss carryforwards of Legacy Media General and Young to offset future taxable income is subject to limitation under Section 382 of the Code.

In general, under Section 382 of the Internal Revenue Code of 1986, as amended, which we refer to as the “Code,” a corporation that undergoes an ownership change is subject to limitation on its ability to utilize its pre-change net operating loss carryforwards (which we refer to as “NOL carryforwards”) to offset future taxable income for U.S. federal income tax purposes. In general, an ownership change occurs if the aggregate stock ownership of certain shareholders increases by more than 50 percentage points over such shareholders’ lowest percentage ownership during the testing period (generally three years). An ownership change can result from, among other things, an offering of stock, the purchase or sale of stock by certain shareholders, or the issuance or exercise of rights to acquire stock.

For U.S. federal income tax purposes, as of December 31, 2013, the Media General consolidated group had approximately $362 million of NOL carryforwards attributable to Legacy Media General, approximately $226 million of NOL carryforwards attributable to Young and approximately $93 million of combined NOL carryforwards, for a total of $681 million. The estimated present value of these NOL carryforwards is approximately $160 million. Pursuant to Section 382 of the Code, the use of the Legacy Media General and Young NOL carryforwards is subject to annual use limitations. These limitations affect the timing of when these NOL carryforwards can be used, which, in turn, may impact the timing of when cash is used to pay the taxes of Media General and could cause some portion of such NOL carryforwards to expire unused, in each case, reducing or eliminating the benefit of such NOL carryforwards. Similar rules and limitations may apply for state income tax purposes.

Impairment of the value of our goodwill and other intangible assets is possible, depending on future operating results and the value of our stock.

We periodically evaluate our goodwill and other intangible assets (primarily broadcast licenses, network affiliations and advertiser relationships) to determine if their carrying values are recoverable. Factors which influence the evaluation include expected future operating results (including assumptions around revenue growth, compensation levels, capital expenditures and discount rates), our stock price and the market for buying/selling media assets. If the carrying value is no longer deemed to be recoverable, a charge to earnings may be necessary. Although those charges are non-cash in nature and do not affect our operations, they could affect future reported results of operations and reduce our shareholders’ equity.

Cybersecurity risks could affect our operating effectiveness.

We use computers in substantially all aspects of our business operations. Our revenues are increasingly dependent on digital products. Such use exposes us to potential cyber incidents resulting from deliberate attacks or unintentional events. These incidents can include, but are not limited to, gaining unauthorized access to digital systems for purposes of misappropriating assets or sensitive information, corrupting data or causing operational disruption. The results of these incidents could include, but are not limited to, business interruption, disclosure of nonpublic information, decreased advertising revenues, misstated financial data, liability for stolen assets or information, increased cybersecurity protection costs, litigation and reputational damage adversely affecting customer or investor confidence. We have systems and processes in place to protect against risks associated with cyber incidents, and we maintain insurance coverage to mitigate cyber-related risks; however, depending on the nature of an incident, these protections may not be fully sufficient.

We may be unable to sufficiently reduce operating costs to offset potential revenue declines.

We previously have taken measures to manage our operating costs by reducing headcount, freezing or limiting certain employee benefits and implementing other cost-control measures across the Company. In addition, during and following the disposition of its newspapers in 2012, Legacy Media General took aggressive actions to reduce its corporate overhead costs. While these expense reductions have not significantly impacted our ability to deliver news to our local markets or serve our advertisers, future expense reductions may diminish the quality of our products and limit our ability to generate revenue. If further reductions in employee compensation and benefits are necessary, we may not be able to attract and retain key employees. Furthermore, significant portions of our expenses are fixed in nature and may not be reduced easily if revenue declines occur, which could adversely affect our operating results.

We operate in a very competitive business environment.

The television industry is highly competitive, and this competition can draw viewers and advertisers from our stations. Cable providers, direct broadcast satellite companies and telecommunication companies are developing new technologies that allow them to transmit more channels on their existing equipment to highly targeted audiences, reducing the cost of creating channels and potentially leading to the division of the television industry into ever more specialized niche markets. Competitors who target programming to such sharply defined markets may gain an advantage in garnering television advertising revenues. In addition, technological advancements and the resulting increase in programming alternatives, such as pay-per-view, home video and entertainment systems, video-on-demand, mobile video and the Internet, have created new types of competition to television broadcast stations and will increase competition for household audiences and advertisers. Technologies that allow viewers to digitally record, store and play back television programming may decrease viewership of commercials as recorded by media measurement services and, as a result, may lower our advertising revenues. In addition, since digital television technology allows broadcasting of multiple channels within the additional allocated spectrum, this technology could expose us to additional competition from programming alternatives. We cannot provide any assurances that we will remain competitive in light of these developing technologies.

We face competition from:

•	other local free over-the-air broadcast television and radio stations;

•	telecommunication companies;

•	cable and satellite system operators;

•	Internet search engines, Internet service providers and websites, and new technologies including mobile television; and

•	other sources of news, information and entertainment such as newspapers, movie theaters, live sporting events and home video products, including digital video disc players.

Furthermore, Internet programming services such as Aereo and FilmOnX have begun offering Internet-based program services in an attempt to retransmit existing broadcast stations without negotiating for carriage with the broadcaster or payment of any copyright or carriage fee. Aereo houses thousands of tiny antennas in its data center, and each customer is assigned a specific antenna to receive broadcast programming and a remote DVR to make a “copy” of the programming. Broadcasters have sued Aereo in multiple jurisdictions around the country seeking to shut down its service. The case was heard by the U.S. Supreme Court on April 22, 2014, and a decision is expected in 2014. The outcome of such litigation is not certain at the present time. A victory at the U.S. Supreme Court by Aereo could have a significant adverse effect on our results of operations. Our ability to adapt to changes in technology in a timely manner may affect our business prospects and results of operations.

Our television stations are located in highly competitive markets. Accordingly, the results of our operations will be dependent upon the ability of each station to compete successfully in its market, and there can be no assurance that any of our stations will be able to maintain or increase its current audience share or revenue share. To the extent that certain of our competitors have or may, in the future, obtain greater resources, our ability to compete successfully in its broadcasting markets may be impeded.

We may experience disruptions in our business due to natural disasters, terrorism or similar events.

Because we have a high concentration of television stations in the southeastern United States, our operations are particularly susceptible to tropical storms, tornadoes and hurricanes. If natural disasters, acts of terrorism, political turmoil, or hostilities occur, one or more of our broadcast stations could experience a loss of technical facilities for an unknown period of time and would, in addition, lose advertising revenues during such time period. In addition, if natural disasters, acts of terrorism, political turmoil or hostilities occur, even if we do not experience a loss of technical facilities, our broadcast operations may switch to continual news coverage, which would cause the loss of advertising revenues due to the suspension of advertiser-supported commercial programming.

We could be adversely affected by labor disputes and legislation and other union activity.

The cost of producing and distributing entertainment programming has increased substantially in recent years due to, among other things, the increasing demands of creative talent and industry-wide collective bargaining agreements. Our program suppliers engage the services of writers, directors, actors and on-air and other talent, trade employees and others, some of whom are subject to these collective bargaining agreements. Also, as of December 31, 2013, approximately 200 of our employees are represented by labor unions under collective localized bargaining agreements with two different unions: the International Brotherhood of Electrical Workers and the American Federation of Television and Radio Artists. Failure to renew these agreements, higher costs in connection with these agreements or a significant labor dispute, including strikes or work stoppages, could adversely affect our business by causing, among other things, delays in production that lead to declining viewership, a significant disruption of operations and reductions in the profit margins of our programming and the amounts we can charge advertisers for time. Our stations also broadcast certain professional sporting events, including NBA basketball games, MLB baseball games, NFL football games and other sporting events, and our viewership may be adversely affected by player strikes or lockouts, which could adversely affect our advertising revenues and results of operations. Any changes in the existing labor laws may increase these risks.

Risks Related to the LIN Merger

The LIN Merger is subject to conditions, including certain conditions that may not be satisfied or completed on a timely basis, if at all.

Consummation of the LIN Merger is subject to certain closing conditions, which make the completion and timing of the transaction uncertain. The conditions include, among others, obtaining the requisite approvals by the shareholders of Media General and LIN for the consummation of the transaction, the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the grant by the FCC of consent to the deemed transfer of control of the broadcast licenses held by subsidiaries of Media General and LIN as a result of the transaction, the absence of any governmental order preventing the consummation of the merger, the effectiveness of a registration statement on Form S-4 registering the shares of the new holding company to be issued in connection with the LIN Merger, the listing of such shares on the NYSE and the receipt of third party consents under certain of Media General’s and LIN’s material contracts. See “Description of the LIN Merger Agreement — Conditions to the LIN Merger.”

Although Media General and LIN have agreed in the LIN Merger Agreement (as defined below) to use their commercially reasonable best efforts to obtain the requisite approvals and consents, there can be no assurance that these approvals and consents will be obtained, and these approvals and consents may be obtained later than anticipated. In addition, Media General’s and LIN’s obligations to obtain the requisite consents and approvals from regulatory authorities are subject to certain limitations, including that Media General is not required to agree to take actions or to make divestitures that may be required by the regulatory authorities in order to obtain such approvals and consents if taking such actions or making such divestitures would reasonably be expected to result in the LIN television stations losing annual broadcast cash flow exceeding a specified amount.

The LIN Merger Agreement contains provisions that restrict Media General’s ability to pursue alternatives to the transaction and, in specified circumstances, could require Media General to pay LIN a termination fee.

Under the LIN Merger Agreement, Media General is restricted, subject to certain exceptions, from soliciting, initiating, knowingly facilitating or negotiating, or furnishing non-public information with regard to, any inquiry, proposal or offer for an alternative business combination transaction from any person. Media General may not terminate the LIN Merger Agreement in order to enter into an agreement with respect to a superior proposal. If the LIN Merger Agreement is terminated in certain circumstances where a superior proposal has been made, Media General will be required to pay to LIN a termination fee of $55.1 million. These provisions could discourage a third party that may have an interest in entering into an alternative business combination transaction with Media General from pursuing such transaction.

Failure to complete the LIN Merger may negatively impact our stock price and our future business and financial results.

The LIN Merger Agreement provides that either Media General or LIN may terminate the LIN Merger Agreement if the transaction is not consummated on or before March 21, 2015 (which may be automatically extended to June 21, 2015, in the event all closing conditions are capable of being satisfied other than those closing conditions related to regulatory approvals). In addition, the LIN Merger Agreement contains certain termination rights for both LIN and Media General including, among others, (i) by LIN, in the event the LIN board of directors determines to enter into a definitive agreement with respect to a LIN Superior Offer (as defined in the LIN Merger Agreement) and (ii) by Media General, if, as a result of regulatory actions or divestitures required by the regulatory authorities, the LIN television stations would reasonably be expected to lose annual broadcast cash flow exceeding a specified amount. Upon termination of the LIN Merger Agreement under specific circumstances, LIN will be required to pay Media General a termination fee of up to $57.3 million. The LIN Merger Agreement also provides that Media General will be required to pay a termination fee to LIN of $55.1 million if the LIN Merger Agreement is terminated under certain circumstances.

If the transaction is not completed on a timely basis, our ongoing business may be adversely affected. If the transaction is not completed at all, we will be subject to a number of risks, including the following:

•	we will be required to pay our costs and expenses relating to the LIN Merger, such as legal, accounting, financial advisory and printing fees, whether or not the LIN Merger is completed; and

•	time and resources committed by our management to matters relating to the LIN Merger could otherwise have been devoted to pursuing other beneficial opportunities.

If the LIN Merger is not completed, the price of our Voting Common Stock may decline to the extent that the current market price of that stock reflects a market assumption that the LIN Merger will be completed and that the related benefits will be realized, or a market perception that the LIN Merger was not consummated due to an adverse change in our business.

Uncertainties associated with the LIN Merger may cause employees to leave us, LIN or New Media General and may otherwise affect the future business and operations of the combined company.

New Media General’s success after the transaction will depend in part upon its ability to retain key employees of Media General and LIN. Prior to and following the transaction, current and prospective employees of Media General and LIN may experience uncertainty about their future roles with Media General and LIN and choose to pursue other opportunities, which could have an adverse effect on us. If key employees depart, the integration of the two companies may be more difficult and New Media General’s business following the transaction could be adversely affected.

We expect that we will incur additional indebtedness to finance the merger with LIN and the agreements and instruments governing such debt may contain restrictions and limitations that could significantly impact the operation of New Media General and adversely affect the holders of New Media General’s common stock.

If the merger with LIN is consummated, we expect to incur substantial additional indebtedness to, among other things, fund the cash consideration to be paid to LIN’s existing equity holders and to refinance existing indebtedness. This new indebtedness is expected to include a $90 million incremental revolving credit facility, a $910 million Term Loan B facility and a $600 million Term Loan A facility. New Media General may also incur additional indebtedness in the future.

The terms of the new indebtedness will subject New Media General to a number of financial and operational covenants and will require compliance with certain financial ratios. For example, the covenants under the new indebtedness will impose restrictions on New Media General, including restrictions on its ability to incur additional indebtedness and liens, make loans and investments, make capital expenditures, sell assets, engage in mergers, acquisitions and consolidations, enter into transactions with affiliates, purchase or redeem stock, enter into sale and leaseback transactions and pay dividends. A breach of any of the covenants imposed on New Media General by the terms of the new indebtedness, including any financial or operational covenants, and certain change of control events, may result in a default or event of default under the terms of the new indebtedness. Following an event of default, the lenders would have the right to terminate their commitments to extend credit in the future to New Media General and would be able to accelerate the repayment of all of New Media General’s indebtedness under the new indebtedness. In such case, New Media General may not have sufficient funds to pay the total amount of accelerated obligations, and the lenders could proceed against the collateral securing the new indebtedness, which will consist of substantially all of the assets of New Media General. Any acceleration in the repayment of indebtedness or related foreclosure could have an adverse effect on New Media General.

Further, New Media General is expected to have a significant degree of leverage after the transaction that could have important consequences, including:

•	making it more difficult for New Media General to satisfy its obligations, which could in turn result in an event of default;

•	impairing New Media General’s ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes;

•	diminishing New Media General’s ability to withstand a downturn in its business, the industry in which it operates, or the economy generally;

•	limiting the flexibility in planning for, or reacting to, changes in New Media General’s business and the industry in which it operates; and

•	placing New Media General at a competitive disadvantage compared to certain competitors that may have proportionately less debt.

Despite the current debt levels, and the debt levels anticipated following the merger with LIN, New Media General may be able to incur significantly more debt in the future, which could increase the foregoing risks related to New Media General’s indebtedness.

We and LIN may not be able to obtain the required approval from the FCC.

Our and LIN’s obligation to consummate the transaction is subject to obtaining receipt from the FCC of consent to the transfers of control of broadcast licenses held by our subsidiaries and LIN’s subsidiaries in connection with the transaction. Under the LIN Merger Agreement, we and LIN are each obligated to use commercially reasonable best efforts to obtain as promptly as practicable the necessary consents from the FCC to the transaction subject to certain limitations. Although we believe that we will be able to obtain the required approval from the FCC, we cannot be sure we will do so. Failure to obtain FCC clearance would prevent us from consummating the transaction.

Media General has the right to terminate the LIN Merger Agreement if changes to FCC regulations or transaction-related regulatory requirements would reasonably be expected to result in the LIN television stations losing annual broadcast cash flow exceeding a specified amount.

The FCC may change its rules or the interpretation of its rules prior to the closing of the transaction in a manner that would be adverse to the LIN television stations. In addition, the FCC and other regulatory authorities may require that Media General and LIN agree to take certain actions, such as divesting assets or otherwise limiting the rights of LIN to operate or service its television stations, in order to obtain the approval or consent of such regulatory authorities to the transaction. Under the LIN Merger Agreement, we are not required to agree to take actions to obtain the approval or consent of the regulatory authorities if such actions, together with any such changes to the FCC’s rules, would reasonably be expected to result in the LIN television stations losing annual broadcast cash flow in excess of a specified amount. If it is determined that such actions, together with any such changes to the FCC’s rules, would reasonably be expected to result in the LIN television stations losing annual broadcast cash flow in excess of a specified amount, we have the right to terminate the LIN Merger Agreement.

Media General and LIN will be required to divest assets in certain markets in order to obtain approval from regulatory authorities and may not be able to realize the full benefit of the sold assets.

Media General and LIN own television stations in five of the same markets: Birmingham, AL; Green Bay, WI; Mobile, AL; Providence, RI; and Savannah, GA. LIN also owns duopolies in Norfolk, VA and Albuquerque, NM. Regulatory authorities will require Media General and LIN to divest assets in these markets and may require Media General and LIN to divest stations in other markets or to accept other restrictions or conditions with respect to the operation of television stations in such markets in order to obtain the approval or consent of such regulatory authorities for the LIN Merger.

Furthermore, in some of its television markets, LIN owns more than one full-power television broadcast station based on waivers or other FCC determinations that the FCC re-evaluates in connection with review of an application for consent to a “substantial” transfer of control, such as the change of control that the LIN stations would undergo upon the consummation of the LIN Merger. For example, a single entity may own two full-service televisions in the same market if eight independent television voices would remain in the market post-transaction and if no more than one of the stations would be a “top-four” station in the market based on ratings. LIN holds such a duopoly in the Mobile market. In assessing a subsequent application for consent to a “substantial” change in control, the FCC would consider whether it still was the case that only one of the commonly owned stations was a “top-four” station based upon the most recent available ratings information at the time of the filing of the FCC application. In addition, the FCC grants “satellite,” “failing station,” “failed station” and similar waivers to permit a licensee to own additional stations in a market in order to provide service to areas that cannot support a stand-alone station. In assessing whether to consent to a “substantial” transfer of control of such a combination, the FCC will seek to determine whether the circumstances warrant continuation of the combination.

Any divestiture of assets or other restrictions could diminish the anticipated benefits of the transaction to New Media General and its shareholders by adversely affecting the operations of New Media General after the completion of the transaction, and may result in additional transaction costs.

New Media General’s results of operations and financial condition following the transaction may materially differ from the pro forma information included herein.

The pro forma financial information included in this prospectus supplement is derived from the historical audited and unaudited consolidated financial statements of Media General, Legacy Media General, Young and LIN, as well as from certain internal, unaudited financial statements. The preparation of this pro forma information is based upon available information and certain assumptions and estimates that we believe are reasonable. However, this pro forma information may be materially different from what New Media General’s actual results of operations and financial condition would have been had the transaction occurred during the periods presented or what New Media General’s results of operations and financial position will be after the consummation of the proposed transaction. In particular, the assumptions used in preparing the pro forma financial information may not be realized, and other factors may affect New Media General’s financial condition and results of operations following the transaction.

In addition, we have presented in this prospectus supplement certain supplemental financial information for the years ended December 31, 2012 and 2013 (and average annual information for such two-year period) which assumes that the Young Merger, the LIN Merger and several smaller acquisitions had occurred at the beginning of such two-year period. This information has been based upon available information and assumptions and estimates that we believe are reasonable. However, this information has not been prepared in accordance with the SEC rules and regulations governing pro forma financial information and has not been audited or reviewed by any third-party auditor. Therefore, this financial information could be materially different from what our actual results of operations would have been had the mergers occurred during the periods presented or what our results of operations will be after the consummation of the LIN Merger. In particular, this financial information gives effect to cost savings and synergies that the Company believes to be reasonable but which are inherently uncertain and subject to numerous factors, many of which are outside of our control. See “— We may not achieve all of the synergies that we expect to obtain from our acquisitions.” Accordingly, the Company can give no assurance that our future performance after the consummation of the LIN Merger will be consistent with the supplemental financial information presented.

The integration of Media General and LIN following the LIN Merger will present significant challenges that may reduce the anticipated potential benefits of the LIN Merger.

We and LIN will face significant challenges in consolidating functions and integrating our organizations, procedures and operations in a timely and efficient manner, as well as retaining key personnel. The integration of Media General and LIN will be complex and time-consuming due to the locations of our corporate headquarters and the size and complexity of each organization. The principal challenges will include the following:

•	integrating information systems and internal controls over accounting and financial reporting;

•	integrating our and LIN’s existing businesses;

•	preserving significant business relationships;

•	consolidating corporate and administrative functions;

•	conforming standards, controls, procedures and policies, business cultures and compensation structures between us and LIN; and

•	retaining key employees.

The management of New Media General will have to dedicate substantial effort to integrating the businesses of Media General and LIN during the integration process. These efforts could divert management’s focus and resources from New Media General’s business, corporate initiatives or strategic opportunities. If New Media General is unable to integrate Media General’s and LIN’s organizations, procedures and operations in a timely and efficient manner, or at all, the anticipated benefits and cost savings of the LIN Merger may not be realized fully, or at all, or may take longer to realize than expected, and the value of New Media General’s common stock may be affected adversely. An inability to realize the full extent of the anticipated benefits of the LIN Merger, as well as any delays encountered in the integration process, could also have an adverse effect upon the revenues, level of expenses and operating results of New Media General.

We and LIN will incur significant transaction and merger-related integration costs in connection with the LIN Merger.

We and LIN expect to pay significant transaction costs in connection with the LIN Merger. These transaction costs include investment banking, legal and accounting fees and expenses, expenses associated with the new indebtedness that will be incurred in connection with the transaction, SEC filing fees, printing expenses, mailing expenses and other related charges. A portion of the transaction costs will be incurred regardless of whether the transaction is consummated. We and LIN will generally each pay our own costs and expenses in connection with the transaction, except that each is obligated to pay 50% of the FCC and antitrust filing fees relating to the transaction irrespective of whether the transaction is consummated. We will also reimburse LIN’s costs for assistance in connection with the financing we obtain in connection with the transaction. We also expect to incur costs associated with integrating the operations of the two companies, and these costs could be significant and could have an adverse effect on New Media General’s future operating results if the anticipated cost savings from the LIN Merger are not achieved. Although we expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the two businesses, should allow New Media General to offset incremental expenses over time, the net benefit may not be achieved in the near term, or at all.

While the LIN Merger is pending, we and LIN will be subject to business uncertainties, as well as contractual restrictions under the LIN Merger Agreement, that could have an adverse affect on our businesses.

Uncertainty about the effect of the LIN Merger on our and LIN’s employees and business relationships may have an adverse effect on us and LIN and, consequently, on New Media General following the consummation of the LIN Merger. These uncertainties could impair each of our and LIN’s ability to retain and motivate key personnel until and after the consummation of the LIN Merger and could cause third parties who deal with us and LIN to seek to change existing business relationships with us and LIN. If key employees depart or if third parties seek to change business relationships with us and LIN, New Media General’s business following the consummation of the transaction could be adversely affected. In addition, the LIN Merger Agreement restricts us and LIN, without the other party’s consent and subject to certain exceptions, from making certain acquisitions and taking other specified actions until the transaction closes or the merger agreement terminates. These restrictions may prevent us and LIN from pursuing otherwise attractive business opportunities that may arise prior to completion of the LIN Merger or termination of the LIN Merger Agreement, and from making other changes to our businesses.

Some of our directors and executive officers may have interests in the transaction that are different from the interests of our shareholders generally.

Some of our directors and executive officers may have interests in the LIN Merger that are different from, or are in addition to, the interests of our shareholders generally. These interests include their designation as directors or executive officers of New Media General following the completion of the LIN Merger.

The LIN Merger will result in an ownership change of LIN Television Corporation, and may result in an ownership change of Media General, in each case, under Section 382 of the Code, and may limit or further limit the ability of New Media General to use NOL carryforwards to offset its future taxable income for U.S. federal income tax purposes.

The LIN Merger will result in an ownership change of LIN Television Corporation (“LIN Television”) pursuant to Section 382 of the Code, limiting the ability of New Media General to use LIN Television NOL carryforwards to offset future taxable income of New Media General for U.S. federal income tax purposes.

A substantial portion of Media General’s NOL carryforwards already are subject to limitation under Section 382 of the Code. While the LIN Merger, if viewed in isolation, would not result in an ownership change of Media General under Section 382 of the Code, an ownership change of Media General may result when the LIN Merger is aggregated with other transactions involving Media General and its shareholders (including this offering) occurring during the applicable three-year period, potentially limiting or further limiting the ability of New Media General to use NOL carryforwards to offset future taxable income of New Media General for U.S. federal income tax purposes.

These limitations may affect the timing of when NOL carryforwards can be used, which, in turn, may impact the timing of when cash is used to pay the taxes of New Media General and could cause some portion of such NOL carryforwards to expire unused, in each case, reducing or eliminating the benefit of such NOL carryforwards. Similar rules and limitations may apply for state income tax purposes.

As previously disclosed by LIN, the July 2013 restructuring of LIN TV Corp. into a limited liability company enabled LIN TV Corp. to significantly reduce its 2013 tax liability. No assurance can be given that the IRS will not challenge the U.S. federal income tax treatment of the restructuring.

In July 2013, LIN TV Corp. restructured by converting its form of organization from a corporation into a limited liability company, enabling it to significantly reduce its 2013 tax liability by allowing it to offset a tax loss recognized as a result of the restructuring against tax gains recognized in 2013, including the tax gain recognized upon completion of the transactions related to the sale of LIN TV Corp.’s indirect interest in the Station Venture Holdings, LLC joint venture. The July 2013 restructuring was effected by a merger of LIN TV Corp. with and into LIN.

For U.S. federal income tax purposes, LIN TV Corp. treated its merger with and into LIN as (1) a complete liquidation of LIN TV Corp., whereby each holder of LIN TV Corp. stock received its pro rata share of LIN TV Corp.’s sole asset, its 100% equity interest in LIN Television, followed by (2) a contribution by such holders of such equity interest in LIN Television to LIN in exchange for LIN common shares. Generally, U.S. federal income tax law requires a liquidating corporation to recognize gain or loss on the distribution of property in a complete liquidation as if the property were sold to the recipient at its fair market value. Thus, LIN TV Corp. recognized gain or loss equal to the difference between the fair market value of its assets (less any related liabilities) and the tax basis of those assets. Because LIN TV Corp.’s sole asset at the time of its merger with and into LIN was its 100% equity interest in LIN Television, LIN TV Corp. computed its gain or loss based on the trading price of the LIN TV Corp. class A common stock on the date of the merger. LIN TV Corp.’s tax basis in its shares of LIN Television exceeded the fair market value of such shares at the time of the merger.

The U.S. federal income tax treatment of the merger of LIN TV Corp. with and into LIN depended, in part, on LIN being treated as a partnership, and not as a corporation, for U.S. federal income tax purposes. An entity that would otherwise be classified as a partnership for U.S. federal income tax purposes may nonetheless be taxable as a corporation if it is a “publicly traded partnership,” unless an exception applies. An entity that would otherwise be classified as a partnership is a publicly traded partnership if (1) interests in the partnership are traded on an established securities market or (2) interests in the partnership are readily tradable on a secondary market or the substantial equivalent thereof. However, an exception to taxation as a corporation, referred to as the “qualifying income exception,” exists if at least 90% of the partnership’s gross income for every taxable year consists of “qualifying income” and the partnership is not required to register under the Investment Company Act of 1940. Qualifying income includes certain interest income, dividends, real property rents, gains from the sale or other disposition of real property, and any gain from the sale or disposition of a capital asset or other property held for the production of income that otherwise constitutes qualifying income. At the time of the merger of LIN TV Corp. with and into LIN, LIN indicated that it expects that all of its income will constitute qualifying income.

No rulings were requested from the IRS with respect to the tax consequences of the merger of LIN TV Corp. with and into LIN. Accordingly, no assurance can be given that the IRS will not assert, or that a court will not sustain, a position contrary to any of the intended tax consequences of such merger. Nor is the IRS bound by LIN TV Corp.’s valuation of the fair market value of the shares of LIN Television. As a result, the amount of any actual tax loss could vary, perhaps significantly, from the expected amount.

Our shareholders will have a reduced ownership and voting interest after the consummation of the LIN Merger and will exercise less influence over management of the Company.

Our shareholders currently have the right to vote in the election of our Board of Directors and on other matters affecting us. Upon the completion of the transaction, each of our shareholders will become a shareholder of New Media General with a percentage ownership of New Media General that is smaller than the shareholder’s percentage ownership of us immediately prior to the transaction. It is currently expected that, upon completion of the transaction, our former shareholders will hold approximately 64%, and LIN’s former shareholders will hold approximately 36%, of the outstanding shares of New Media General common stock, calculated on a fully-diluted basis. Because of this, our shareholders will have less influence on the management and policies of New Media General than they now have on our management and policies.

Risks Related to the Ownership of Our Common Stock

Standard General owns approximately 30% of the voting power of our outstanding common stock. This may allow Standard General to exercise influence over us.

Standard General currently controls approximately 30% of the voting power of all of our outstanding common stock (and will control approximately 20% following the consummation of the LIN Merger). These percentages may be increased to the extent any shareholders convert their voting common stock to non-voting common stock in accordance with the terms of our Articles of Incorporation. In addition, a representative of Standard General is a member of our Board of Directors. As a result, Standard General may have influence over our management. In addition, Standard General’s substantial share ownership may delay or prevent a change in control of us. Standard General’s interest may not be consistent with the interests of our other shareholders.

Provisions of our Articles of Incorporation and By-laws and applicable state corporation laws could make a merger, tender offer or proxy contest difficult and could deprive shareholders of the opportunity to obtain a takeover premium for shares of the Voting Common Stock owned by them.

Our Articles of Incorporation and By-laws contain provisions that could have the effect of delaying or preventing changes in control or changes in our management without the consent of the Board of Directors, which could make a merger, tender offer or proxy contest difficult. These provisions include: (i) the ability of the Board of Directors to determine whether to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without shareholder approval, which could be used, to the extent consistent with its legal duties, to issue a series of stock to persons friendly to management in order to attempt to block an acquisition action by a hostile acquirer or to significantly dilute the ownership of a hostile acquirer, (ii) the requirement that a special meeting of shareholders may be called only by the Board of Directors, the chairman of the Board of Directors or the president, which may delay the ability of shareholders to force consideration of a proposal or to take action and (iii) advance notice procedures with which shareholders must comply in order to nominate candidates to the Board of Directors or to propose matters to be acted upon at a shareholders’ meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect such acquirer’s own slate of directors or otherwise attempting to obtain control of us. In addition, under the Virginia Stock Corporation Act (“VSCA”) and our Articles of Incorporation, shareholders will be prohibited from taking action by written consent unless the consent is unanimous, which makes action by written consent difficult to obtain and forces shareholder action to be taken at an annual or special meeting. These provisions, alone or together, could delay hostile takeovers and changes in control of us or changes in our management.

Further, the “affiliated transaction” provisions of Virginia law prohibit, subject to certain exceptions, any person who becomes the beneficial owner of more than 10% of any class of a corporation’s voting securities, without the prior consent of that corporation’s board of directors, from engaging in specified transactions with such corporation for a period of three years following the date upon which the shareholder acquires the requisite number of securities. The types of transactions covered by the law include certain mergers, share exchanges, material dispositions of corporate assets not in the ordinary course of business, dissolutions, reclassifications and recapitalizations. We did not opt out of this law in our Articles of Incorporation.

Our Articles of Incorporation contain provisions allowing us to restrict the ownership, conversion and proposed ownership of common stock for reasons related to compliance with the FCC’s rules and regulations.

Under the Articles of Incorporation, we may restrict the ownership, conversion or proposed ownership of shares of common stock by any person if such ownership, conversion or proposed ownership, either alone or in combination with other actual or proposed ownership of shares of capital stock of any other person, would impose restrictions upon us or our subsidiaries under, or cause a violation of, the laws administered or enforced by the FCC, including the Communications Act, which are referred to as “federal communications laws.” We may enforce such restrictions if we believe the ownership, conversion or proposed ownership by a shareholder of common stock:

•	would be in violation of any federal communications laws;

•	would (or could reasonably be expected to) materially limit or impair any existing or proposed business activity of us or our subsidiaries under the federal communications laws;

•

would materially limit or impair under the federal communications laws the acquisition of an attributable interest in a full-power television station by us or any of our subsidiaries for which we have entered into a definitive agreement with a third party;

•

would (or could reasonably be expected to) cause us or any of our subsidiaries to be subject to any rule, regulation, order or policy under the federal communications laws having or which reasonably could be expected to have a material effect on us or any of our subsidiaries to which we or any of our subsidiaries would not be subject but for such ownership, conversion or proposed ownership; or

•	would require prior approval from the FCC and such approval has not been obtained.

The restrictions that we may enact include refusing to permit the transfer of shares, suspending rights of share ownership, requiring the conversion of voting common stock to non-voting common stock, and other remedies. These provisions may restrict the ability of shareholders to acquire, own and/or vote shares of our Voting Common Stock.

Sales of our Voting Common Stock by the former equityholders of Young may have an adverse effect on the price of our Voting Common Stock.

As part of the Young Merger, equityholders of Young received approximately 60.2 million shares of our Voting Common Stock. In accordance with the terms of a registration rights agreement entered into at the time of the Young Merger, we have filed a registration statement on Form S-3 which registered for resale approximately 58.5 million shares of our Voting Common Stock for the benefit of certain of the former Young equityholders. The former Young equityholders who are party to the registration rights agreement have the right to demand registration of their shares for sale in underwritten offerings, subject to certain limitations, and the right to participate in registered underwritten offerings conducted by us. Of the approximately 58.5 million shares which are registered on the Form S-3, the selling stockholders are offering 9,000,000 shares of our Voting Common Stock in this offering, and the holders of the remaining shares of our Voting Common Stock registered on the Form S-3 have agreed pursuant to the registration rights agreement to sign a lock-up agreement of 90 days (subject to certain exceptions and subject to extension in certain circumstances) in connection with this offering of shares. These shares will be freely tradable upon the expiration of the 90-day period (subject to extension in certain circumstances). Sales by the former Young equityholders of their shares of Voting Common Stock, or the possibility of such sales, pursuant to an underwritten offering or otherwise, may have an adverse effect on the per share price of our Voting Common Stock.

We do not intend to pay cash dividends on our Voting Common Stock for at least so long as we are prohibited from doing so under our credit agreement.

Our credit agreement contains restrictions on the payment of dividends, and any credit agreements we enter into in the future may contain similar limitations or restrictions. In addition, applicable state law may impose requirements that may impede our ability to pay dividends on our Voting Common Stock. Therefore, it is likely that any return on investment for our shareholders, at least in the near term, will occur only if the market price of our Voting Common Stock appreciates.

Holders of our Voting Common Stock do not have the protection from being deemed to hold “attributable interests” in the Company that our former dual stock structure used to extend to holders of our old Class A Common Stock.

The laws, rules and regulations administered by the FCC contain restrictions on the ownership and control of broadcast licenses. The FCC generally applies its ownership limits to persons who hold “attributable interests” in a broadcast license. Prior to the Young Merger, Legacy Media General’s dual-class stock structure, pursuant to which the majority of the voting power of Legacy Media General was held by holders of Class B common stock, mitigated the risk that the interests of any holders of publicly traded shares of Class A common stock would be deemed to have an attributable interest in Media General. However, following the Young Merger, the broadcast or other media interests of holders holding five percent or greater of our Voting Common Stock are generally deemed to have an attributable interest in us and may limit our acquisition or ownership of broadcast stations in particular markets. While our Articles of Incorporation have provisions that we may use to prevent such an effect by limiting the holding of attributable interests in us to those shareholders lacking conflicting media interests, there can be no assurance that these provisions as applied will be completely effective.

We have the ability to issue preferred stock which could affect the rights of holders of our Voting Common Stock.

Our Articles of Incorporation allow the Board of Directors to issue up to 50 million shares of preferred stock and set the terms of such preferred stock. The terms of any such preferred stock, if issued, may adversely affect the dividend and liquidation rights of holders of our Voting Common Stock.

The public price and trading volume of our Voting Common Stock may be volatile.

The price and trading volume of our Voting Common Stock may be volatile and subject to fluctuations. Some of the factors that could cause fluctuation in the stock price or trading volume of our Voting Common Stock include:

•	general market and economic conditions and market trends, including in the television broadcast industry and the financial markets generally;

•	the political, economic and social situation in the United States;

•	actual or expected variations in operating results;

•	variation in quarterly operating results;

•	inability to meet projections in revenue;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, capital commitments or other business developments;

•	adoption of new accounting standards affecting the industry in which we operate;

•	operations of competitors and the performance of competitors’ common stock;

•	litigation or governmental action involving or affecting us or our subsidiaries;

•	changes in financial estimates and recommendations by securities analysts;

•	recruitment or departure of key personnel;

•	purchases or sales of blocks of our Voting Common Stock;

•	operating and stock performance of the companies that investors may consider to be comparable; and

•	LIN’s operating performance and financial results.

There can be no assurance that the price of our Voting Common Stock will not fluctuate or decline significantly. The stock market in recent years has experienced considerable price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of individual companies and that could adversely affect the price of our Voting Common Stock, regardless of our operating performance. Stock price volatility might be worse if the trading volume of shares of the Voting Common Stock is low. Furthermore, shareholders may initiate securities class action lawsuits if the market price of our Voting Common Stock declines significantly, which may cause us to incur substantial costs and could divert the time and attention of our management.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the information incorporated by reference in this prospectus supplement and the accompanying prospectus contain forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include the words “believe,” “expect,” “anticipate,” “intend,” “estimate” and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters, identify forward-looking statements. Our forward-looking statements include statements about our business strategy, our industry, our future profitability, anticipated synergies and cost savings, anticipated benefits from the Young Merger and the LIN Merger, our financial results following the LIN Merger, our expected capital expenditures (including environmental expenditures) and the impact of such expenditures on our performance, the costs of operating as a public company, and our capital programs. These statements involve known and unknown risks, uncertainties and other factors, including the factors described under “Risk Factors,” that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. Such risks and uncertainties include, among other things:

•	risks of decreased advertising revenues and the potentially adverse effects of emerging technologies;

•	adverse effects on our industry and business of financial and economic conditions;

•	our potential inability to secure or maintain carriage of our television stations’ signals over cable, telecommunication video and/or direct broadcast satellite systems;

•	the effects of future regulatory or legislative actions on Media General;

•	the extensive regulation of the television broadcasting industry and the continuous need to retain or renew a variety of government approvals;

•	possible mechanisms for spectrum reallocation being considered by the FCC that could affect the spectrum for our stations and adversely impact our ability to compete;

•	our dependence in part on the success of programming aired by our television stations, which depends in part upon factors beyond our control;

•	challenges in the integration of Legacy Media General and Young;

•	risks in the consummation and integration of acquisitions;

•	our substantial indebtedness, which could impair our financial condition and our ability to fulfill our debt obligations;

•	our need to generate a significant amount of cash to service indebtedness which may not be readily available to us;

•	our underfunded pension and postretirement benefit plans, and potential increases in our postretirement obligations resulting from a declining stock market and lower interest rates;

•	limitations on our ability to use Legacy Media General, Young and/or LIN Television NOL carryforwards to offset future taxable income;

•	the possible impairment of our intangible assets, which depends on our future operating results and the value of Media General’s Voting Common Stock;

•	cybersecurity risks which could affect our operating effectiveness;

•	the risk that we may be unable to sufficiently reduce operating costs to offset potential revenue declines;

•	the competitive nature of our business;

•	possibilities of lost advertising, damaged property and increased expense due to natural disasters;

•	adverse effects of labor disputes and other union activity;

•	our ability to consummate the merger between Media General and LIN;

•	risks to employee retention resulting from the transactions between Media General and Young and Media General and LIN;

•	the outcome of any pending or future legal proceedings relating to the transactions between Media General and Young and Media General and LIN;

•	restrictions on our ability to make cash distributions on our common stock;

•	the seasonal and cyclical nature of our business;

•	significant changes in the business environment in which Media General operates, including as a result of consolidation in the television broadcast industry; and

•	risks that expected synergies, operational efficiencies and cost savings from the Young Merger and the LIN Merger may not be fully realized or realized within the expected time frame.

You should not place undue reliance on our forward-looking statements. Although forward-looking statements reflect our good faith beliefs at the time made, reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise.

This list of factors is illustrative, but by no means exhaustive. Accordingly, all forward-looking statements should be evaluated with the understanding of their inherent uncertainty. You are advised to consult any further disclosures we make on related subjects in the reports we file with the Securities and Exchange Commission (the “SEC”) pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

USE OF PROCEEDS

We will not receive any proceeds from the sale of Voting Common Stock by the selling stockholders pursuant to this prospectus supplement and the accompanying prospectus. However, we will pay the expense of registration of all of the shares that are offered pursuant to this prospectus supplement and the accompanying prospectus, including legal and accounting fees. We will not be responsible for any underwriting discounts or commissions associated with the sale of such shares.

DIVIDEND POLICY

Our Voting Common Stock (no par value) is listed on the New York Stock Exchange under the symbol “MEG.” Our Non-voting Common Stock (no par value) is not publicly traded. Both classes of common stock participate equally in dividends to extent that they are paid. Due to restrictions contained in our credit agreement, we do not anticipate paying dividends in the foreseeable future.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On November 12, 2013, Media General and Young were combined in an all stock, tax free merger. Although Media General was the legal acquirer in the Young Merger, the Young Merger was accounted for as a reverse merger whereby Young was deemed to have acquired Legacy Media General for accounting purposes only. Consequently, the consolidated financial statements of Media General, the legal acquirer and a continuing public corporation in the Young Merger, have been prepared with Young as the surviving entity but named Media General, Inc. Accordingly, the statement of operations for the year ended December 31, 2013 reflects the results of Young from January 1, 2013 to November 11, 2013, and the results of the combined company from November 12, 2013 through December 31, 2013.

On March 21, 2014, Media General announced a definitive agreement to acquire LIN in a stock and cash merger transaction. Consummation of the LIN Merger is subject to customary closing conditions including, among other things, FCC approval and shareholder approval from both Media General and LIN shareholders. In addition, in February 2014, LIN completed a significant acquisition of Federated Media.

The unaudited pro forma condensed combined financial information that follows for the year ended and as of December 31, 2013 has been derived from the historical consolidated financial statements of Media General for the year ended and as of December 31, 2013, the historical consolidated financial statements of Legacy Media General for the period January 1, 2013 to November 11, 2013 and the historical consolidated financial statements of LIN and historical financial statements of Federated Media for the year ended and as of December 31, 2013, along with certain adjustments. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2013 has been prepared as though the Young Merger and the LIN Merger occurred as of January 1, 2013, and the unaudited pro forma condensed combined balance sheet information at December 31, 2013 has been prepared as if the LIN Merger occurred as of December 31, 2013. The pro forma adjustments are based on available information and assumptions that Media General’s management believes are reasonable. Such adjustments are estimates and are subject to change.

The unaudited pro forma condensed combined financial statements are provided for informational purposes only and do not purport to represent what the actual combined results of operations or the combined financial position of the combined company would be had the LIN Merger occurred on the dates assumed, nor are they necessarily indicative of future combined results of operations or combined financial position. The unaudited pro forma condensed combined financial statements do not reflect any cost savings or other synergies that the management of Media General and LIN believe could have been achieved had the LIN Merger been completed on the dates indicated.

The LIN Merger will be accounted for using the purchase method of accounting in accordance with the Financial Accounting Standards Board (ASC 805). Media General’s management has evaluated the guidance contained in ASC 805 with respect to the identification of the acquirer in the LIN Merger and concluded, based on a consideration of the pertinent facts and circumstances, that Media General will acquire LIN for financial accounting purposes. Accordingly, Media General’s cost to acquire LIN has been allocated to the acquired assets, liabilities and commitments based upon their estimated fair values. The allocation of the purchase price is preliminary and is dependent upon certain valuations that have not progressed to a stage where there is sufficient information to make a final allocation. In addition, the final purchase price of Media General’s acquisition of LIN will not be known until the date of closing of the LIN Merger and could vary materially from the preliminary purchase price. Accordingly, the final acquisition accounting adjustments may be materially different from the preliminary unaudited pro forma adjustments presented. The actual amounts recorded as of the completion of the LIN Merger may differ materially from the information presented in the unaudited pro forma condensed combined financial statements as a result of several factors, including the following:

•

changes in LIN’s net assets between the pro forma balance sheet date of December 31, 2013 and the closing of the LIN Merger, which could impact the preliminary estimated purchase price or the preliminary estimated fair value as of the effective date of the LIN Merger;

•	changes in the price of Media General’s common stock;

•	the value of the combined company at the effective date of the LIN Merger; and

•	other changes in net assets that may have occurred prior to the completion of the LIN Merger, which could cause material differences in the information presented.

The unaudited pro forma condensed combined financial statements constitute forward-looking information and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. See “Risk Factors” and “Cautionary Note Regarding Forward Looking Statements,” which are included elsewhere and incorporated by reference in this prospectus supplement.

Media General, Inc.

Pro Forma Condensed Combined Balance Sheet

(Unaudited, in thousands)

	As of December 31, 2013
		LIN — Federated Merger					Media General — LIN Merger
	Media General Historical	LIN Media Historical	Federated Media Historical	Federated Media Pro Forma Adjustments		Pro Forma LIN Media	Combined Company Pro Forma Adjustments		Pro Forma Combined Company
ASSETS
Current assets:
Cash and cash equivalents	$71,618	$12,525	$46	$971	1(a)	$13,542	$(70,000)	1(f)	$15,160
Trade accounts receivable, net	110,283	145,309	10,687	—		155,996	—		266,279
Current deferred tax asset	7,506	6,898	—	18	1(b)	6,916	—		14,422
Prepaid expenses and other current assets	13,889	15,201	461	(18)	1(b)	15,644	—		29,533

Total current assets	203,296	179,933	11,194	971		192,098	(70,000)		325,394

Property and equipment, net	285,467	221,078	4,408	(4,155)	1(b)	221,331	26,206	1(g)	533,004
Deferred tax asset long term	42,711	—	—	—		—	(42,711)	1(h)	—
Other assets, net	35,477	12,299	192	—		12,491	32,617	1(i),1(j)	80,585
Deferred financing costs	—	16,448	—	—		16,448	(16,448)	1(i),1(j)	—
Definite lived intangible assets, net	239,642	47,049	712	10,786	1(b),1(c)	58,547	447,251	1(g)	745,440
Broadcast licenses	573,300	536,515	—	—		536,515	348,965	1(g)	1,458,780
Goodwill	541,475	203,528	6,484	549	1(c)	210,561	968,808	1(g)	1,720,844

Total assets	$1,921,368	$1,216,850	$22,990	$8,151		$1,247,991	$1,694,688		$4,864,047

Current liabilities:
Trade accounts payable	$11,783	$14,002	$4,752	$(44)	1(b)	$18,710	$—		$30,493
Accrued salaries and wages	14,183	—	—	—		—	12,953	1(i)	27,136
Accrued compensation and benefits	—	—	1,136	(1,136)	1(b)	—	—		—
Income taxes payable	—	1,420	—	44	1(b)	1,464	—		1,464
Other accrued expenses and other current liabilities	42,656	51,696	1,514	2,031	1(a),1(b), 1(e)	55,241	(5,926)	1(i)	91,971
Current installments of long-term debt	11,217	17,364	5,000	(5,000)	1(d)	17,364	21,419	1(k)	50,000
Line of credit	—	—	4,593	(4,593)	1(d)	—	—		—
Convertible notes	—	—	6,175	(6,175)	1(d)	—	—		—
Deferred revenue	—	—	194	(194)	1(b)	—	—		—
Program obligations	—	7,027	—	—		7,027	(7,027)	1(i)	—
Current installments of obligation under capital leases	153	—	—	—		—	502	1(i)	655

Total current liabilities	79,992	91,509	23,364	(15,067)		99,806	21,921		201,719

Long-term debt	905,783	927,328	4,670	18,330	1(d)	950,328	791,820	1(i),1(k)	2,647,931
Obligations under capital leases, excluding current installments	1,156	—	—	—		—	14,101	1(i)	15,257
Deferred income tax liabilities	—	64,686	—	30	1(b)	64,716	264,218	1(f),1(h)	328,934
Retirement and postretirement plans	155,309	—	—	—		—	16,869	1(i)	172,178
Program obligations	—	4,146	—	—		4,146	(4,146)	1(i)	—
Other liabilities	43,891	27,209	223	(30)	1(b)	27,402	(12,723)	1(i)	58,570

Total liabilities	1,186,131	1,114,878	28,257	3,263		1,146,398	1,092,060		3,424,589

Redeemable noncontrolling interest	—	12,845	—	—		12,845	—		12,845
Stockholders’ equity (deficit):
Common stock	570,237	1,142,959	—	—		1,142,959	(397,043)	1(l),1(m)	1,316,153
Treasury shares	—	(21,984)	—	—		(21,984)	21,984	1(l)	—
Additional paid-in capital	—	—	44,438	(44,438)	1(e)	—	—		—
Accumulated other comprehensive income (loss)	5,668	(25,526)	—	—		(25,526)	25,526	1(l)	5,668
Retained earnings (accumulated deficit)	161,076	(1,006,322)	(49,705)	49,326	1(e)	(1,006,701)	952,161	1(f),1(l)	106,536

Total stockholders’ equity (deficit) attributable to Company	736,981	89,127	(5,267)	4,888		88,748	602,628		1,428,357
Noncontrolling interests	(1,744)	—	—	—		—	—		(1,744)

Total stockholders’ equity (deficit)	735,237	89,127	(5,267)	4,888		88,748	602,628		1,426,613

Total liabilities, redeemable noncontrolling interest and stockholders’ equity (deficit)	$1,921,368	$1,216,850	$22,990	$8,151		$1,247,991	$1,694,688		$4,864,047

See notes to the pro forma condensed combined financial statements.

Media General, Inc.

Pro Forma Condensed Combined Statement of Operations

(Unaudited, in thousands except per share amounts)

	For the Year Ended December 31, 2013
	Media General — Young Merger						LIN — Federated Merger						Media General — LIN Merger
	Media General Historical	Legacy Media General Historical	Media General Pro Forma Adjustments			Pro Forma Media General	LIN Media Historical	Federated Media Historical	Federated Media Pro Forma Adjustments			Pro Forma LIN Media	Combined Company Pro Forma Adjustments			Pro Forma Combined Company
Net operating revenue	$269,912	$273,566	$—			$543,478	$652,363	$37,169	$—			$689,532	$—			$1,233,010
Operating costs:
Cost of revenues	—	—	—			—	—	25,276	(25,276)	2	(i)	—	—			—
Research and development	—	—	—			—	—	1,742	(1,742)	2	(i)	—	—			—
Sales and marketing	—	—	—			—	—	12,157	(12,157)	2	(i)	—	—			—
General and administrative	—	—	—			—	—	3,718	(3,718)	2	(i)	—	—			—
Operating expenses, excluding depreciation expense	95,214	100,757	(5,169)	2	(a)	190,802	251,078	—	35,623	2	(i)	286,701	(1,523)	2	(n)	475,980
Station selling, general and administrative expenses	71,243	80,264	5,169	2	(a)	156,676	162,550	—	2,681	2	(i)	165,231	(3,164)	2	(n)	318,743
Amortization of program license rights	11,362	9,425	—			20,787	29,242	—	—			29,242	—			50,029
Corporate and other expenses	19,016	28,932	3,064	2	(b)	51,012	41,377	—	(143)	2	(j)	41,234	36,043	2 2 2	(n), (o), (q)	128,289
Depreciation and amortization	25,772	19,365	18,577	2	(c)	63,714	69,680	579	2,629	2 2	(i), (k)	72,888	25,157	2	(p)	161,759
Loss on disposal of property and equipment, net	399	284	—			683	710	—	—			710	—			1,393
Restructuring	—	—	—			—	3,895	—	—			3,895	1,081	2	(q)	4,976
Contract termination costs	—	—	—			—	3,887	—	—			3,887	—			3,887
Merger-related expenses	13,079	16,364	(29,443)	2	(d)	—	—	—	—			—	—			—

Total operating costs	236,085	255,391	(7,802)			483,674	562,419	43,472	(2,103)			603,788	57,594			1,145,056

Operating income	33,827	18,175	7,802			59,804	89,944	(6,303)	2,103			85,744	(57,594)			87,954

Other income (expense):
Interest expense	(12,687)	(71,724)	45,189	2	(e)	(39,222)	(56,607)	(4,349)	3,766	2	(l)	(57,190)	(11,888)	2	(r)	(108,300)
Debt modification and extinguishment costs	(4,509)	—	4,509	2	(f)	—	—	—	—			—	—			—
Other, net	48	(108)	—			(60)	(2,156)	6	—			(2,150)	—			(2,210)

Total other income (expense)	(17,148)	(71,832)	49,698			(39,282)	(58,763)	(4,343)	3,766			(59,340)	(11,888)			(110,510)

Income (loss) before income taxes	16,679	(53,657)	57,500			20,522	31,181	(10,646)	5,869			26,404	(69,482)			(22,556)
Income tax (expense) benefit	(12,325)	(8,470)	(23,000)	2	(g)	(43,795)	125,420	(68)	(2,391)	2	(m)	122,961	27,793	2	(s)	106,959

Income (loss) from continuing operations	4,354	(62,127)	34,500			(23,273)	156,601	(10,714)	3,478			149,365	(41,689)			84,403
Income (loss) attributable to noncontrolling interests (included above)	(1,786)	—	1,641	2 2	(e), (f)	(145)	(1,512)	—	—			(1,512)	2,056	2	(t)	399

Income (loss) from continuing operations attributable to Company	$6,140	$(62,127)	$32,859			$(23,128)	$158,113	$(10,714)	$3,478			$150,877	$(43,745)			$84,004

Income (loss) from continuing operations per common share (basic)	$0.11	$(2.25)				$(0.26)	$3.02					$2.88				$0.64
Weighted average common shares (basic)	53,337	27,575		2	(h)	88,524	52,439					52,439		2	(u)	131,933
Income (loss) from continuing operations per common share (assuming dilution)	$0.10	$(2.25)				$(0.26)	$2.84					$2.71				$0.61
Weighted average common shares (assuming dilution)	64,101	27,575		2	(h)	88,524	55,639					55,639		2	(u)	137,013

See notes to the pro forma condensed combined financial statements.

Media General, Inc.

Notes to Pro Forma Condensed Combined Financial Statements

Adjustments to Balance Sheet as of December 31, 2013:

(1a)	Reflects $23 million of revolving borrowings under LIN’s senior secured credit facility, governed by a credit agreement (the “Credit Agreement”) dated as of October 26, 2011, as amended on December 19, 2011 and December 24, 2012, by and among LIN Television, JPMorgan Chase Bank, N.A., as Administrative Agent, and the banks and other financial institutions party thereto (the “senior secured credit facility”), offset by $21.9 million of cash that would have been paid to acquire Federated Media had closing occurred on December 31, 2013 and the net of obligations of the sellers assumed by LIN and a working capital adjustment owed to LIN by the sellers. LIN did not assume Federated Media’s cash balance and obligations under its line of credit and term loan.

(1b)	Reflects reclassifications to the historical presentation of the Federated Media balance sheet to conform to the presentation used in the LIN balance sheet. The adjustments reclassify internally developed software costs, line of credit borrowings, income taxes payable, accrued compensation and benefits, deferred revenue, and deferred income taxes to the lines in which they would appear in the LIN balance sheet.

(1c)	Reflects an adjustment to record identifiable tangible and intangible assets of Federated Media at their preliminary estimated fair value.

(1d)	Reflects adjustments to reverse Federated Media’s debt that was not assumed in the Federated Media Acquisition and show $23 million of revolving borrowings under LIN’s senior secured credit facility.

(1e)	Eliminates Federated Media’s historical stockholders’ deficit in connection with purchase accounting adjustments and a $0.6 million charge, net of tax, to accumulated deficit for accrued transaction fees and expenses.

(1f)	Represents an estimate of merger-related expenses, net of tax, expected to be incurred by Media General and LIN. The adjustment to retained earnings is net of the expected tax benefits of the portion of merger-related expenses that are expected to be deductible.

(1g)	Reflects an adjustment to record identifiable tangible and intangible assets of LIN at their preliminary estimated fair value. The allocation of purchase price is subject to change as the appraisals are completed and more facts become known.

(1h)	Reflects the recordation of deferred tax liabilities for the difference between the book and tax basis of assets acquired as a result of purchase accounting.

(1i)	Reflects reclassifications to the presentation of LIN’s pro forma balance sheet to conform to the presentation used in the Media General balance sheet. The adjustments reclassify deferred financing costs, accrued salaries and wages, program obligations, capital lease obligations, and retirement and postretirement obligations to the lines in which they would appear in the Media General balance sheet.

(1j)	Reflects the addition of $32.6 million of deferred financing costs expected to be incurred by Media General to finance the LIN acquisition offset by the elimination of LIN’s existing deferred financing costs of $16.4 million as a result of purchase accounting.

(1k)

Represents an estimate of incremental debt financing necessary to acquire LIN and refinance LIN’s existing debt with the exception of LIN Television’s 6  3/8% senior notes due 2021 (“LIN Television’s 2021 Notes”).

(1l)	Eliminates LIN’s stockholders’ equity in connection with purchase accounting adjustments.

(1m)

Represents an estimate of the number of shares of common stock expected to be issued to acquire LIN (43,409,709) at an estimated stock price of $15.50/share (based on the closing price of Media General common stock on April 24, 2014) and an estimate of the fair value of replacement share-based payment awards to be issued to certain LIN employees. As LIN shareholders can elect to receive cash or stock subject to proration, the number of shares that will ultimately be issued will not be known until the LIN Merger closes. Furthermore, the equity component of the purchase price could be materially higher or lower depending on the stock price at the time the LIN Merger closes. The Company estimates that each $1 change in stock price would raise or lower the purchase price by approximately $49 million.

For purposes of these Pro Forma Condensed Combined Financial Statements the estimated purchase price of Federated Media was allocated based on preliminary estimated fair value as follows (in thousands):

Estimated purchase price	$22,305
Working capital acquired	(3,534)
Property and equipment	(253)
Definite-lived intangible assets	(11,498)
Other assets acquired	(192)
Other liabilities assumed	193
Deferred income tax liability recorded in conjunction with acquisition	12

Excess of cost over fair value of net identifiable assets of acquired businesses	$7,033

The amount allocated to definite-lived intangible assets represents the estimated fair values of trademarks of $2.2 million, customer relationships of $1.2 million, publisher relationships of $4.2 million and completed technology of $3.9 million. These intangible assets are expected to be amortized over the estimated remaining useful lives of seven years for trademarks, four years for customer relationships, eight years for publisher relationships and three years for completed technology.

For purposes of these Pro Forma Condensed Combined Financial Statements the estimated purchase price of LIN was allocated based on preliminary estimated fair value as follows (in thousands):

Estimated purchase price	$1,508,916
Working capital acquired	(102,238)
Property and equipment	(247,537)
FCC licenses (indefinite lived)	(885,480)
Definite-lived intangible assets	(505,798)
Other assets acquired	(12,491)
Long-term debt assumed	985,314
Long-term capital lease liability assumed	14,101
Pension and post-retirement liabilities assumed	16,869
Other liabilities assumed	14,679
Redeemable noncontrolling interests assumed	12,845
Deferred income tax liability recorded in conjunction with acquisition	380,189

Excess of cost over fair value of net identifiable assets of acquired businesses	$1,179,369

The amount allocated to definite-lived intangible assets represents the estimated fair values of network affiliations of $334 million, advertiser relationships of $125 million, customer relationships of $18.2 million, completed technology of $11.2 million, favorable lease assets of $8.2 million, and other intangible assets of $8.9 million. These intangible assets are expected to be amortized over the estimated remaining useful lives of 15 years for network affiliations, seven years for advertiser relationships, eight years for customer relationships, three years for completed technology, 31 years for favorable lease assets and six years for other intangible assets.

Adjustments to Statement of Operations for the year ended December 31, 2013:

(2a)	Reflects the reclassification of certain operating costs to be consistent with Young’s accounting policy.

(2b)	Reflects the recordation of estimated expense for amortization of deferred stock units issued to certain named executive officers upon the consummation of the Young Merger and the incremental expense attribution for the fair value of equity awards relating to post-combination service for the year ended December 31, 2013.

(2c)	Reflects the increase in the depreciation and amortization expense resulting from the purchase price adjustment of tangible and intangible assets to estimated fair value of Legacy Media General. Depreciation and amortization is based on the estimated remaining useful life.

(2d)	Reflects the elimination of Media General and Legacy Media General expenses related to the Young Merger incurred during the year ended December 31, 2013, for pro forma presentation purposes.

(2e)	Reflects adjustments to interest expense with the assumption that the $885 million Media General Credit Agreement and $32 million Shield Media Credit Agreement, both consummated November 12, 2013, were outstanding for the entire period. The $885 million term loan under the Media General Credit Agreement matures in seven years and bears interest at LIBOR (with a LIBOR floor of 1%) plus a margin of 3.25% and the $32 million of Shield Media term loans mature in five years and bear interest at LIBOR plus a margin of 3.25%. As the Shield Media Credit Agreement does not have a LIBOR floor, the Company was subject to fluctuations in interest rates as of December 31, 2013. A 12.5 basis point change in market interest rates would increase or decrease annualized cash interest expense by approximately $40 thousand.

(2f)	Reflects elimination of debt modification and extinguishment costs that were incurred as part of the refinancing of Media General and Shield Media debt in connection with the Young Merger.

(2g)	Reflects the tax effect of pro forma adjustments using the statutory rate in effect for the period presented.

(2h)	Assumes that 87.7 million shares of Voting Common Stock and 0.8 million shares of Non-voting Common Stock as of December 31, 2013 were outstanding for the entire period.

(2i)	Reflects reclassifications to the historical presentation of the Federated Media statement of operations to conform to the presentation used in the LIN statement of operations. The adjustments (1) reclassify cost of revenues into operating expenses, selling, general and administrative expenses, and depreciation; (2) reclassify research and development to operating expenses and selling, general and administrative expenses; (3) reclassify sales and marketing to operating expenses and selling, general and administrative expenses; and (4) reclassify general and administrative to operating expenses and selling, general and administrative expenses.

(2j)	Reflects the elimination of Federated Media transaction-related expenses incurred during the year ended December 31, 2013, for pro forma presentation purposes.

(2k)	Reflects a $2 million decrease in the depreciation and amortization expense resulting from the purchase price adjustment of tangible and intangible assets to estimated fair value of Federated Media and the extended useful lives of the identifiable intangible assets.

(2l)	Reflects the reversal of interest on Federated Media’s debt that was not purchased or assumed as part of the Federated Media Acquisition, offset by interest expense related to the $23 million of revolving borrowings under LIN’s senior secured credit facility used to finance the Federated Media Acquisition. Cash interest on LIN’s revolving credit facility, as governed by the Credit Agreement (the “revolving credit facility”), is based on an assumed one-month LIBOR rate of 0.16% plus an applicable margin of 2.75% in place at the time of the Federated Media Acquisition, as well as the reduction of the commitment fee on the undrawn portion of LIN’s revolving credit facility, which was 0.375% at the time of the Federated Media Acquisition. A 12.5 basis point change in market interest rates would increase or decrease annualized cash interest expense by approximately $29 thousand.

(2m)	Reflects the tax effect of pro forma adjustments using the statutory rate in effect for the period presented.

(2n)	Reflects the reclassification of bonus expense and share-based payment expense to corporate and other expenses consistent with Media General’s accounting policies.

(2o)	Reflects the incremental expense attribution for the fair value of replacement equity awards issued to LIN employees (in connection with the Federated Media Acquisition) relating to post-combination service for the year ended December 31, 2013.

(2p)	Reflects the increase in the depreciation and amortization expense resulting from the purchase price adjustment of tangible and intangible assets to estimated fair value of LIN. Depreciation and amortization is based on the estimated remaining useful life.

(2q)	Represents the reclassification of severance expense associated with former Young corporate employees from corporate and other expenses.

(2r)	Reflects adjustments to interest expense with the assumption that the committed debt that will be used to finance the LIN Merger was outstanding for the entire period. A 12.5 basis point change in market interest rates would increase or decrease annualized cash interest expense by approximately $0.8 million.

(2s)	Reflects the tax effect of pro forma adjustments using the statutory rate in effect for the period presented.

(2t)	Reflects the separate presentation of net income attributable to LIN’s variable interest entities to be consistent with Media General’s accounting policies.

(2u)	Assumes that 131.1 million shares of Voting Common Stock and 0.8 million shares of Non-voting Common Stock were outstanding for the entire period. The shares of Voting Common Stock include 43.4 million shares of Voting Common Stock expected to be issued to acquire LIN. Diluted common shares include an estimate of dilutive stock options and restricted stock for the year ended December 31, 2013.

****

The unaudited pro forma condensed combined financial information does not reflect certain events that have occurred or may occur after the LIN Merger. As such, the combined company’s financial statements may be materially different than the unaudited pro forma condensed combined financial information presented. The following material items are not reflected in the unaudited pro forma condensed combined financial information:

1.	Media General expects to swap or otherwise divest certain television stations as part of the process of obtaining regulatory approvals for the LIN Merger. As the stations that may be swapped or otherwise divested are not yet known, the pro forma financial statements do not reflect any adjustments to pro forma revenue and expenses.

2.	Total LIN Merger transaction costs are estimated to be $70 million, which is reflected on the balance sheet as an adjustment as required by the pro forma rules. GAAP requires these costs to be recorded as period expenses.

3.	The pro forma condensed combined statements of operations reflect historical income tax expense of the respective companies and the tax effect of pro forma adjustments at the statutory rate. Legacy Media General’s historical tax expense of $8.5 million was primarily related to the need for additional valuation allowance in connection with the tax amortization of indefinite-lived intangible assets that was not available to offset existing deferred tax assets (termed a “naked credit”); this adjustment is no longer required following the Young Merger. LIN recognized a $124.3 million tax benefit as a result of the merger of LIN TV Corp. with and into LIN Media LLC and also recognized an $18.2 million tax benefit as a result of the reversal of state valuation allowances. These tax benefits will not recur in future periods. Consequently, the effective tax rate of New Media General is expected to differ materially from the amount presented above.

4.	Following the LIN Merger, operating synergies of approximately $70 million are expected to be achieved. These operating synergies are not reflected in the pro forma condensed combined statement of operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATION (MEDIA GENERAL)

This discussion addresses the principal factors affecting the Company’s financial condition and results of operations during the past three years and should be read in conjunction with the Company’s consolidated financial statements and the accompanying notes which are incorporated by reference herein.

Overview

On November 12, 2013, Legacy Media General and Young were combined in an all-stock, tax-free merger transaction. The combined company retained the Media General name and is headquartered in Richmond, Virginia. The Company operates 31 television stations in 28 markets across the United States.

Although Legacy Media General was the legal acquirer, the Young Merger was accounted for as a reverse merger whereby Young acquired Legacy Media General for accounting purposes only. As a result, the financial statements of the Company reflect only Young’s historical results for 2011, 2012 and from January 1, 2013 through November 11, 2013. For the last seven weeks of 2013, financial results include both the Young and Legacy Media General stations.

Immediately following the transaction, the Company paid off all of the existing debt of both entities using credit facilities that were signed between the time the merger was announced and closed. These new facilities lowered the annualized cash interest costs of the Company by approximately $36 million compared to the debt agreements of Legacy Media General and Young prior to the merger. Additionally, the Company has begun to integrate operations, consolidate contracts and negotiate new agreements as one larger company. The Company expects to realize at least an annualized $25 million in operating synergies by the end of 2014 as a result of the Young Merger.

The following significant events occurred over the past three years:

2013 Events

•

March — entered into a joint sales agreement and a shared service agreement to provide certain advertising and back office services to WLAJ-TV in Lansing, licensed to a subsidiary of Shield Media, and purchased certain non-license assets of the station

•	June — Young announced merger with Media General

•	November — Young completed merger with Media General with headquarters in Richmond

•

November — refinanced all debt of Legacy Media General and Young to new facilities totaling $917 million in term loans with a $60 million revolving line of credit on significantly more favorable credit terms

2012 Events

•	February — completed purchase of $120 million of shares from equity holders

•	February — Legacy Media General announced intent to sell its newspapers

•	May — Legacy Media General refinanced its bank debt with Berkshire Hathaway

•	June — Legacy Media General sold 9 of its 10 newspaper groups to Berkshire Hathaway

•	October — Legacy Media General sold its Tampa newspaper group

•	October — traffic consolidation project launched

•	December — completed purchase of $25 million of shares from equity holders

•	December — entered into a joint sales agreement and a shared service agreement to provide certain advertising and back office services to WXXA-TV in Albany, licensed to a subsidiary of Shield Media

•	December — management agreement with Gray TV ended

2011 Events

•	February — Young closed its wholly owned national representation firm and hired Cox as its sales representation firm

•	May — HD News production initiative launched

•	December — refinanced debt of $75 million to new $175 million credit facility on significantly more favorable credit terms

•	December — master control automation project launched

Following the adoption of fresh-start accounting in 2010, the Company has invested in its stations and newscasts along with its digital offerings. Additionally, the Company has concentrated time and effort in Albany and Lansing with the signing of joint sales and shared service arrangements for WXXA (December 2012) and WLAJ (March 2013), respectively. As expected, efforts related to the Young Merger and integration of the two companies were the focus of much of the second half of 2013 and accelerated with the completion of the merger on November 12, 2013.

Advertising sales comprise the majority of the Company’s revenues. The distribution of advertising revenues in the United States continues to shift among numerous established media, as well as many relatively new contenders, resulting in intense competition. The Company faces challenges from other broadcasters, from increasing digital competition, from cautious advertisers and from the cyclical nature of certain advertising which translates into the relative absence of political and Olympics advertising for television stations in odd-numbered years. The role of digital media continues to evolve at a rapid pace, and the Company believes it is well positioned both strategically and structurally to capitalize on emerging opportunities. The chart below illustrates the relative importance of political advertising to the revenues of the combined company for the last six years:

Another industry trend is the growth of retransmission revenues, and more recently, an expansion of fees paid to networks through affiliation agreements. Legacy Media General and Young have some separate contracts while others have been combined with the various cable and satellite distributors. The provisions of those agreements vary and, as such, there will be a period of transition until new agreements are fully in place. However, as agreements are renewed, the Company’s combined retransmission revenues have grown from just over $10 million in 2008 to nearly $94 million in 2013 as shown in the following chart

In recent years, as network agreements have renewed, fees paid to networks have expanded; this is commonly referred to as “reverse comp.” Of the Company’s 31 television stations, slightly more than half paid reverse comp for some or all of 2013, one will likely begin to pay when its affiliation is renewed in mid-2014, and 11 stations will not pay reverse comp in 2014 as their current affiliation agreements do not expire until late 2014 or 2015. Two stations, which are not affiliated with the “Big 4” networks, are not expected to pay reverse comp.

Another major trend is industry consolidation. There were a myriad of transactions consummated in the broadcast television industry in 2013. As consolidation continues, it becomes increasingly important for a company to have more stations and scale to better compete with its peers. The Company’s November 2013 merger is evidence of its ability to capitalize on this trend. Additionally, combining back office operations eliminates duplication and drives higher margins. This is especially true if more than one station in a market is operated or provided services by the same party, as the Company does in Albany, Augusta, Lansing and Spartanburg.

On March 21, 2014, the Company announced that it entered into an agreement and plan of merger with LIN. The Company expects that the completion of the LIN Merger, which is subject to various closing conditions, will have a substantial impact on the future results of Media General’s operations. However, there can be no assurance that the conditions to the completion of the LIN Merger will be satisfied or that New Media General will realize any of the expected benefits.

Results of Operations

The Company recorded net income attributable to Media General of $6.1 million ($0.10 per diluted share), $36 million ($0.53 per diluted share) and $104 million ($1.14 per diluted share) in the years ended December 31, 2013, 2012, and 2011, respectively. These amounts were heavily influenced by specific events in each year. In 2013, $13 million in merger-related expenses, some of which were not tax deductible, and $4.5 million of debt modification and extinguishment costs lowered income. In 2013 and 2012, non-cash gains of $1.8 million and $8 million, respectively, were recorded as certain management fees and a contingent liability related to agreements signed in 2010 were settled for less than the recorded liability. The results for 2011 were dominated by the reversal of the Company’s deferred tax valuation allowance of $97 million but also included a $1 million intangible write-off as the Company shuttered its in-house representation firm and $0.9 million of costs associated with a debt modification.

For 2013, net income was $4.4 million and included a loss attributable to noncontrolling interests of $1.8 million. The loss attributable to noncontrolling interests represents the aggregate loss of WXXA and WLAJ and was primarily due to $1.2 million of debt extinguishment costs incurred upon refinancing the debt of each station in November of 2013.

Excluding the merger-related costs from 2013 and the intangible write-off from 2011, we generated adjusted operating income of $47 million in 2013, $55 million in 2012, and $22 million in 2011. This trend in adjusted operating income was reflective of continuing economic recovery across the country, excellent political revenues in 2012 along with a rebound in automotive advertising, and strong retransmission revenues throughout the period and in 2013 acquisition activity.

As noted earlier, the Company’s 2013 operating results include seven weeks of the Legacy Media General stations. Additionally, WXXA was consolidated in December of 2012 and WLAJ was consolidated in March of 2013. Combined, these acquisitions provided $63 million of net revenues and $3.6 million of operating income during 2013 and nominal amounts in 2012. The discussion of revenue and operating expenses excludes the impact of these acquisitions and is focused on those stations and operations that were present for the entire period. Combined company information and expectations can be found in the Company’s previous SEC filings and press releases.

Revenues

The following chart details the Company’s adjusted net operating revenues (which exclude Legacy Media General, WXXA and WLAJ) from 2011-2013 along with the year-to-year percentage change and a reconciliation to net operating revenues on the statements of comprehensive income.

	2013	2012	2011	‘13 vs. ‘12	‘12 vs. ‘11
Operating Revenues
Local Revenue	$124,132	$121,506	$120,880	2.2%	0.5%
National Revenue	54,532	51,605	49,946	5.7%	3.3%
Political Revenue	3,437	49,710	5,853	-93.1%	749.3%
Digital Revenue	7,813	5,791	3,740	34.9%	54.8%
Barter Revenue	3,426	3,123	2,973	9.7%	5.0%
Retransmission Revenue	35,953	27,266	14,443	31.9%	88.8%
Other Revenue	4,310	5,467	3,835	-21.2%	42.6%

Total Operating Revenues	233,603	264,468	201,670	-11.7%	31.1%
Commissions	(27,017)	(36,820)	(27,150)	-26.6%	35.6%

Net Operating Revenues, as adjusted	206,586	227,648	174,520	-9.3%	30.4%

Net revenues of acquired Properties	63,326	535	—

Net Operating Revenues	$269,912	$228,183	$174,520

Revenues in 2013 at stations owned fully in both years declined 9.3% from 2012 after having increased 30% from 2011. Political advertising and retransmission revenues, both of which were discussed earlier, were the largest factors in these variances. With 2012 being the first Presidential year since the Citizen’s United ruling (which eliminated restrictions on independent campaign spending by corporations and unions), the Company was able to garner a strong share of 2012 political spending in its markets. Political advertising, or its relative absence in odd-numbered years, causes a certain cyclicality, as demonstrated in the preceding graph and the table above. Record political time sales in 2012 were 7.5 times the 2011 level due to an extended Presidential primary race and the footprint of the Company’s television stations in key Presidential swing states, including Iowa, Michigan, Virginia and Wisconsin, but dropped 93% in 2013. Retransmission revenues nearly doubled from 2011 to 2012 and grew an additional 32% in 2013.

Although the recovery within the general economy has been uneven geographically and in its pace, it has maintained an upward trend. This has enabled the Company’s core advertising (Local and National) to grow as shown in the chart above. Category improvement was most noteworthy in automotive, telecommunications and healthcare. Digital advertising has exhibited strong growth — more than doubling during the three-year period — albeit from a small base. Digital remains a major focus, and the Company expects digital revenues to continue to grow at an above-average pace in the coming years with mobile and targeted on-line and on demand products garnering more advertising dollars.

Operating Costs

Total operating costs as reported on the consolidated statements of comprehensive income increased from $153 million in 2011 to $173 million in 2012 and $236 million in 2013 due overwhelmingly to the merger and acquisitions previously described. For 2013, total operating costs included approximately $59 million in aggregate expenses of Legacy Media General, WXXA and WLAJ. Expenses at stations owned fully in both years increased 5.4% from 2011 to 2012 and 3% from 2012 to 2013. The increase in expenses in both years was primarily driven by additional reverse compensation paid to networks, which increased $3.5 million from 2012 to 2013 and $5.8 million from 2011 to 2012. Sales expenses also increased from 2012 to 2013 as the Company invested in incentive programs to aid in replacing the political spending which would not recur in the odd-numbered year. Partially offsetting these increases were reductions in program expense and general, selling, and administrative expenses due to open positions.

Corporate and other expenses as shown on the statements of comprehensive income nearly doubled to $24 million in 2012 from 2011. The increase was attributable to a nearly $11 million increase in fees paid to Gray under agreements more fully described in Note 12 of our consolidated financial statements. These fees are also the primary reason for the $4.5 million decrease in Corporate and other expenses in 2013 to $19 million. Although fees expensed related to the Gray Agreement fell by just under $14 million, offsetting this decrease were the Corporate and other expenses of Legacy Media General following the merger which totaled more than $9 million. This amount included $5.5 million of variable stock-based compensation expense as the stock price increased by $7.54/share between closing the merger and year end.

Depreciation and amortization expense as reported on the consolidated statements of comprehensive income was up 16% from 2011 to 2012 and up 59% to $26 million in 2013. Both years’ increases reflect new capital investment but the larger increase in 2013 reflects the higher fair values due to the merger and other acquisitions.

The Company also recorded $13 million of merger-related costs in 2013 as shown on the consolidated statement of comprehensive income primarily for investment banker and professional fees related to the transaction.

Interest expense

Total interest expense in 2013 was $13 million compared to $7.8 million in 2012 and $7.2 million in 2011. As fully discussed below under “Liquidity and Capital Resources,” the Company refinanced all outstanding debt of both Legacy Media General and Young immediately following the Young Merger, giving the Company $917 million of debt outstanding for the last seven weeks of the year. Accordingly, average debt outstanding for the year was $264 million at an average cost of 4.8%. In comparison, 2012 average debt outstanding was $136 million at an average rate of 5.8% and 2011 average debt outstanding was $75 million at an average rate of 9.6%.

The Company recorded $4.5 million and $0.9 million of debt modification and extinguishment costs in 2013 and 2011, respectively, related to refinancing its debt as described below under “Liquidity and Capital Resources”.

Income taxes

At December 31, 2013, the Company had $681 million of combined net operating loss (NOL) carryforwards for U.S. federal income tax purposes. These NOL carryforwards are available to offset future income and, along with state NOL carryforwards, give rise to a deferred tax asset of nearly $270 million.

The Company engaged a third party to perform a study of its ability to use both the Legacy Media General and Young NOL carryforwards for U.S. federal income tax purposes and, although the study identified certain limitations on use, it is anticipated that the Company will be able to use substantially all of these NOL carryforwards before they expire, as described in the notes to the consolidated financial statements.

In 2013, the Company recorded income tax expense of $12 million on pre-tax income of $17 million. This unusually high effective rate was directly attributable to certain merger-related transaction costs that are not deductible as they became part of the Company’s basis in the tax-free exchange of stock.

For 2012, the Company’s effective tax rate of 36.2% was more typical although it benefitted from a reduction in the effective state tax rate. The Company recorded income tax expense of $20 million on pretax income of $56 million.

In 2011, the Company recorded an income tax benefit of $93 million overwhelmingly due to the reversal of its deferred tax valuation allowance. During 2011, the Company experienced significant favorable developments including a return to sustained profitability within its primary operations. As such, the Company reviewed its deferred tax assets in light of forecasted future income and concluded that a valuation allowance was no longer necessary. It reversed the allowance of $97 million into income in 2011.

Other

The Company has certain plans in place, mainly the Directors’ Deferred Compensation Plan, the Supplemental 401(k) Plan, and certain executive retention arrangements, which are designed to align the interests of the participants with those of the shareholders. Future fluctuations in the price of the Company’s Voting Common Stock could have a significant effect on the amount of expense recognized. Each $1 change in the price of the Company’s Voting Common Stock as of December 31, 2013, would have affected the Company’s pretax operating results by approximately $0.7 million.

As indicated above, the Company had a management agreement with Gray that expired on December 31, 2012. As part of the management agreement, if the Company was sold within the term, Gray would initially receive a portion of the aggregate sales price above a specified threshold. The Company had estimated the fair value of this liability to be $8 million. As of December 31, 2012, the Company was not sold and the liability was recorded as income in Other, net, on the consolidated statement of comprehensive income.

Certain pending climate change legislation and other environmental laws and regulations could impact the Company (if enacted or adopted) by potentially increasing its operating costs through higher electricity and other expenses associated with its facilities. Climate change effects could include more intense tropical storms, tornadoes and hurricanes potentially causing lost revenue and higher expenses associated with storms because of the concentration of the Company’s operations in the southeastern United States.

Liquidity and Capital Resources

The Company’s primary source of liquidity is cash flow from operations, but it also has access to a revolving credit facility and cash on its balance sheet. The Young Merger enhanced the Company’s ability to generate cash, particularly in even-numbered years when political and Olympic revenues are most prominent. The Company’s cash provided by operating activities totaled $7.8 million, $74 million and $22 million in 2013, 2012 and 2011, respectively. Retirement plan contributions and changes in balance sheet accounts such as accrued expenses and other liabilities (including payment of accrued interest) and accounts receivable can and did have an impact on this amount from year to year, as shown on the consolidated statements of cash flows, but the key component is and was the Company’s underlying operating performance. The Company had a $60 million revolving credit agreement (with no outstanding balance as of year end) and $72 million of cash on its balance sheet as of December 31, 2013.

The Company internally, and analysts in the broadcast industry, use Broadcast Cash Flow (BCF) as a key performance measure. Cash flow from operations is a more complete measure of cash flow because it includes cash generated or used related to balance sheet changes as well as cash expended as shown in the line item “Corporate and other expenses.” As shown below, BCF for the Company ranged from $49 million to $95 million in 2011-2013.

	2013	2012	2011
Operating income	$33,827	$55,493	$21,304
Add:
Corporate and other expenses	19,016	23,531	12,182
Depreciation and amortization	25,772	16,179	13,896
Loss on disposal of property and equipment, net	399	59	683
Write-off of intangible asset	—	—	978
Merger-related expenses	13,079	—	—
Program license rights, net	(246)	—	—

Broadcast Cash Flow	$91,847	$95,262	$49,043

The Company used cash for its investing activities in 2013, 2012 and 2011. In 2013, the Company spent $15 million on capital expenditures and $14 million to purchase certain assets of WLAJ. The Young Merger transaction itself, which involved acquiring assets and assuming debt and other liabilities including pension obligations, was a net $434 million non-cash transaction and is described fully in Note 2 of our consolidated financial statements. The only cash component was the acquisition of Legacy Media General’s cash balances on the merger date of approximately $17 million. In 2012, nearly $20 million was spent to acquire certain assets of WXXA and $12 million was invested for capital items. In 2011, capital expenditures of $17 million were the key investment.

Net cash was provided by financing activities in 2013 ($49 million) and 2011 ($5 million), but $74 million was used by financing activities in 2012. As shown on our Statements of Cash Flows, there were considerable inflows and outflows in each period. Most of this activity relates to the borrowings and repayments under various facilities as described in the section that follows. One other key use of cash was stock repurchases made in 2012 totaling $145 million. The Company borrowed funds supplemented by cash on hand to repurchase the shares and warrants of these equity holders as described in Note 4 of our consolidated financial statements.

Debt Agreements

At December 31, 2013, the Company had the following debt facilities. All of this debt was incurred as part of a refinancing consummated immediately following the Young Merger on November 12, 2013.

Media General Term Loan (7 yrs)	$885 million	LIBOR + 3.25% with a 1% LIBOR floor

Media General Revolver (5 yrs)	$60 million available	LIBOR + 2.75%; 0.5% commitment fee

None drawn

Shield Media Term Loans (5 yrs)	$32 million	LIBOR + 3.25%

A small portion ($11 million) of the principal on the term loans is due in the coming year. The full principal repayment schedule is shown on the commitments table later in this MD&A. The Media General loans are guaranteed by its subsidiaries, and the Company has pledged substantially all of its assets as collateral for the loans. The Shield Media loans are guaranteed by the Company, and the Company has pledged substantially all of its assets as collateral for the loans, on a pari passu basis with the Media General credit agreement.

These loans were used to repay all amounts outstanding under debt instruments of both Legacy Media General and Young at the time of the Young Merger. More specifically, the Company repaid $375 million related to Legacy Media General’s Berkshire Hathaway Financing Agreement, $326 million related to Legacy Media General’s Senior Notes, $122 million of Young’s Senior Credit Facility borrowings and $32 million in Shield Media Term Loans. Additionally, the Company used the funds to pay accrued interest on the loans, fees related to the debt being issued, fees related to the Young Merger and for pension plan contributions in December 2013 and January 2014. As the loans that were repaid were at much higher interest rates, the Company’s annual cash interest commitment was reduced by approximately $36 million based on rates in effect at the time of the Young Merger.

The Media General loans contain a leverage ratio covenant, which involves debt levels and a rolling eight-quarter calculation of EBITDA, as defined in the agreement. Additionally, the agreement has restrictions on certain transactions including the incurrence of additional debt, capital leases, investments, additional acquisitions, asset sales and restricted payments (including dividends and share repurchases) as defined in the agreement. The Shield Media loans have a fixed charge coverage ratio (a ratio of fixed charges (interest, debt payments, capital expenditures and taxes) to EBITDA, calculated on a rolling eight-quarter basis, as defined in the agreement). The Shield Media agreement also has restrictions on transactions which are similar in nature to those in the new Media General credit agreement, but scaled to Shield Media’s smaller size. Additionally, the Shield Media agreement has more specific covenants regarding the operation of the Shield Media business and requires that each Shield Media holding company that controls a Shield Media station limit its activities to the performance of its obligations under the Shield Media credit documents, and activities incidental thereto, including owning a Shield Media station and the performance of its obligations under and activities related to the shared services agreement. Both the Media General and Shield Media credit agreements contain cross-default provisions.

In December of 2011, the Company entered into a $175 million Senior Credit Facility, which provided for a $150 million Senior Term Loan and a $25 million Senior Revolving Credit Facility. The Senior Term Loan was available in up to three draws, $85 million of which was borrowed immediately. Approximately $76.5 million of the proceeds of the initial term loan borrowing were used to repay a term loan entered into in 2010 (plus related interest and fees) and another $4.2 million were used to repay certain loans also entered into in 2010. In February of 2012, the Company drew the remaining $65 million from the Senior Term Loan to partially fund the 2012 tender offers to repurchase shares.

The Company paid a commitment fee at the rate of 1.0% per annum on the unused available commitments to advance the Senior Term Loan and a commitment fee of 0.5% per annum on the unused available commitments to advance the Senior Revolving Credit Facility. Based on the outstanding balance at December 31, 2012, the Senior Credit Facility required quarterly principal payments of approximately $4.3 million. The Senior Term Loan and Senior Revolving Credit Facility would have matured on December 13, 2016, but as noted above were repaid immediately following the Young Merger. The Senior Credit Facility contained typical covenants, including a consolidated total leverage ratio and an interest coverage ratio, and contained restrictions on certain activities including disposal of assets, incurring additional indebtedness, paying dividends, making investments and participating in mergers and acquisitions. The Senior Credit Facility was guaranteed by certain of the Company’s subsidiaries and contained liens on substantially all of the Company’s assets.

WXXA-TV LLC entered into a $22 million credit agreement (the “WXXA Credit Agreement”) with a third party in December of 2012 in order to fund the purchase of the assets of television station WXXA in Albany, N.Y. The WXXA Credit Agreement would have matured on December 13, 2016, and had a floating interest rate. The Company guaranteed the debt of WXXA on a joint and several basis with Shield Media, the immediate parent of WXXA. The WXXA Credit Agreement was repaid immediately following the closing of the Young Merger as noted above.

WLAJ-TV LLC entered into a $10 million credit agreement (the “WLAJ Credit Facility”) with a third party in March of 2013 in order to fund the purchase of the assets of television station WLAJ in Lansing, Michigan. The WLAJ Credit Facility would have matured on December 13, 2016, and had a floating interest rate. The Company guaranteed the debt of WLAJ on a joint and several basis with Shield Media Lansing, the immediate parent of WLAJ. The WLAJ Credit Facility was repaid immediately following the closing of the Young Merger as noted above.

In March of 2012, the Company entered into a swap agreement which hedged $75 million, or 50%, of its then outstanding debt. The Company used a mark-to-market approach to value the swap. In April of 2013, the notional amount of the swap agreement increased to $91 million to include 50% of the additional debt incurred in the acquisitions of WXXA and WLAJ. For the years ended December 31, 2013, and 2012, the Company recorded a benefit of approximately $0.2 million and an expense of approximately $0.4 million, respectively, related to this swap arrangement within other, net on the consolidated statements of comprehensive income. The Company paid approximately $0.2 million to terminate the swap in November of 2013.

The Company does not have material off-balance sheet arrangements.

Commitments

The table that follows shows long-term debt and other specified obligations of the Company as of December 31, 2013:

(In millions)	Payments Due By Periods
	Total	2014	2015 2016	2017 2018	2019 and beyond
Contractual obligations[1]
Media General Credit Agreement:[2]
Principal	$885.0	$8.8	$17.4	$17.0	$841.8
Interest	240.0	37.5	73.8	72.4	56.3
Media General Revolving Credit Facility:[3]
Commitment fees	1.4	0.3	0.6	0.5	—
Shield Media Credit Agreement:[4]
Principal	32.0	2.4	5.6	24.0	—
Interest	4.1	1.1	1.8	1.2	—
Capital leases[5]	1.9	0.2	0.4	0.2	1.1
Operating leases[6]	22.1	3.0	4.4	3.5	11.2
Program license rights[7]	62.9	19.7	32.5	10.7	—
Estimated benefit payments from Company assets[8]	54.2	5.4	10.7	11.2	26.9
Purchase obligations[9]	216.6	126.6	76.5	10.3	3.2

Total specified obligations	$1,520.2	$205.0	$223.7	$151.0	$940.5

1	Other than the estimated benefit payments from company assets and program license rights disclosed above and discussed further below, the table excludes items contained in “Other liabilities” on the Consolidated Balance Sheets, primarily because the ultimate timing and amount of these future payments is not determinable. As disclosed in the notes to the financial statements incorporated by reference in this prospectus supplement, the Company had a non-current liability for uncertain tax positions of approximately $1.4 million at December 31, 2013. Because the Company cannot reasonably estimate the amount or period in which the ultimate settlement of these uncertain tax positions will occur, the contractual obligations table excludes this liability.

2	Principal shown above represents minimum required payments under the Media General Credit Agreement Term Loan which matures on July 31, 2020. Interest payments reflect the interest rate of 4.25% as of December 31, 2013. Actual principal and interest payments could differ substantially.

3	The Company has a $60 million revolving credit facility that matures on July 31, 2018. When no borrowings are outstanding, the Company pays a 0.5% commitment fee. The chart above assumes that no borrowings under the revolving credit facility will be outstanding through the end of the agreement. Actual payments could differ substantially if amounts are borrowed under the facility.

4	Principal shown above represents minimum required payments under the Shield Media Credit Agreement which matures on July 31, 2018. Interest payments reflect the interest rate of 3.415% as of December 31, 2013. Actual principal and interest payments could differ substantially.

5	Represents minimum rental commitments under capital leases.

6	Represents minimum rental commitments under non-cancelable operating leases with terms in excess of one year.

7	Program license rights include both recorded short-term and long-term liabilities for programs which have been produced and unrecorded cash commitments to purchase program license rights which are not yet available for broadcast.

8	Actuarially estimated benefit payments under pension and other benefit plans expected to be funded directly from Company assets through 2023 which excludes expected contributions to the qualified pension plans. The Company made a $45 million contribution to the Media General Retirement Plan in January 2014 (following a $5 million contribution in December 2013) and currently anticipates making a contribution of $1 million to the KRON retirement plan in 2014. A further discussion is included below.

9	Purchase obligations include: 1) all current liabilities not otherwise reported in the table that will require cash settlement, 2) significant purchase commitments for fixed assets and 3) significant contract-based obligations, including network fees under current agreements. For certain network obligations, the Company has made assumptions regarding future subscriber counts. Actual payments could vary substantially.

The Company had a small underfunded pension obligation prior to the Young Merger and assumed the obligations of Legacy Media General’s pension plans and postretirement plans (see the notes to our consolidated financial statements). The Company made contributions of just under $1 million to its retirement plan in each of 2012 and 2011. As noted earlier, part of the Company’s borrowings subsequent to the Young Merger were intended to be used for contributions to the funded, qualified retirement plans. In 2013, the Company contributed $6 million to the funded qualified plans (including $5 million to the Media General Retirement Plan). The Company expects contributions to the two funded, qualified plans to be approximately $46 million in 2014 ($45 million of which has already been made from cash on the balance sheet at year-end). Many factors influence the required funding for the plan, including the return on invested assets, funding requirements that are set forth by ERISA in enacting the laws passed by Congress and the long-term discount rates that are applied to the funds’ benefit liabilities. The amounts shown in the preceding table do not reflect plan contributions. If the factors noted above remain unchanged, the Company’s required annual contributions in the short-term will return to the $1 million level. Contributions in subsequent years are not yet known, but could be material.

Critical Accounting Policies, Estimates and Assumptions

The preparation of financial statements in accordance with generally accepted accounting principles in the United States (GAAP) requires that management make various estimates and assumptions that have an impact on the assets, liabilities, revenues and expenses reported. The Company considers an accounting estimate to be critical if that estimate requires assumptions to be made about matters that were uncertain at the time the accounting estimate was made, and if changes in the estimate (which are reasonably likely to occur from period to period) would have a material impact on the Company’s financial condition or results of operations. The Audit Committee of our Board of Directors has reviewed the development, selection and disclosure of these critical accounting estimates. While actual results could differ from accounting estimates, the Company’s most critical accounting estimates and assumptions are in the following areas:

Intangible assets

In the event of an acquisition or merger, the Company allocates purchase price to the assets and liabilities acquired and assumed at fair value. In addition, the Company reviews the carrying values of both goodwill and other identified intangible assets, including FCC licenses, in the fourth quarter each year, or earlier if events indicate an impairment may have arisen, utilizing qualitative analyses and discounted cash flow models and market-based models, where necessary. The assumptions and methods used are similar for both. When evaluating goodwill and other intangible assets for potential impairment, the Company first considers qualitative factors including but not limited to: current macroeconomic conditions, the Company’s actual performance versus budgeted performance, key management changes and selling prices for broadcast companies. When a quantitative test is deemed necessary or in order to value assets in an acquisition, the Company prepares discounted cash flow models which require significant management judgment with respect to revenue growth, compensation levels, capital expenditures, discount rates and long-term growth rates for broadcast assets. In addition, the preparation of market-based models requires the collection of estimated peer company data as to revenues and EBITDA, as well as an assessment of enterprise values, by looking at stock prices and debt levels. These key assumptions for both the discounted cash flow and market-based models work in concert with one another. Changes to one variable may necessitate changes to other variables.

Goodwill is tested at the reporting unit level, which, following the merger, the Company considers to be its three operating segments (each consisting of ten or eleven television stations and their associated websites). Prior to performing a quantitative two-step goodwill impairment test, the Company first assesses qualitative factors to determine whether the quantitative test is necessary. In 2013, the Company reviewed the Young stations reporting unit as the Legacy Media General stations were recorded at fair value as of the merger date and no events occurred between then and year-end that necessitated an interim test. An annual quantitative test was not required of the Young stations. The Company considered Young station performance, forecasted performance and recent industry trends for retransmission and merger and acquisition activity in its qualitative analysis.

The Company performs its annual impairment test of indefinite-lived intangible assets (i.e., FCC licenses) at the station level. All of the Company’s stations have FCC license carrying values. The Legacy Media General stations were recorded at fair value as of the merger date and no events occurred between then and year end that necessitated an interim test. Quantitative impairment testing was deemed unnecessary for the Young stations. The models the Company uses to value FCC licenses are highly sensitive to changes in assumptions.

Since the estimated fair values that arise in both the discounted cash flow and market-based models are subject to change based on the Company’s performance and stock prices, peer company performance and stock prices, overall market conditions and the state of the credit markets, future impairment charges of both goodwill and FCC licenses are possible.

Pension plans and postretirement benefits

A determination of the liabilities and cost of the Company’s pension and other postretirement plans requires the use of assumptions. The actuarial assumptions used in the Company’s pension and postretirement reporting are reviewed annually with independent actuaries and are compared with external benchmarks, historical trends and the Company’s own experience to determine that its assumptions are reasonable. The assumptions used in developing the required estimates include the following key factors:

•	discount rates

•	expected return on plan assets

•	mortality rates

•	healthcare cost trends

•	retirement rates

•	expected contributions

A one percentage-point change up or down in the expected long-term rate of return on year-end plan assets would have resulted in a change in annualized pension expense of approximately $3.2 million. A one percentage-point change in the discount rate would have raised or lowered the plans’ annualized expense by approximately $1.9 million to $2.7 million and would have changed the plans’ projected obligations by approximately $55 million to $63 million as of the end of 2013. The Company has fully frozen all participation and benefits under its retirement plans.

Self-insurance liabilities

The Company self-insures for certain medical and disability benefits, workers’ compensation costs and automobile and general liability claims with specified stop-loss provisions for high-dollar claims. The Company estimates the liabilities for these items (approximately $15 million at December 31, 2013) based on historical experience and advice from actuaries and claim administrators. Actual claims experience as well as changes in health care cost trends could result in the Company’s eventual cost differing from this estimate.

Income taxes

The Company files income tax returns with various state tax jurisdictions in addition to the Internal Revenue Service and is regularly audited by both federal and state tax agencies. From time to time, those audits may result in proposed adjustments. The Company has considered alternative interpretations that may be assumed by the various tax agencies and does not anticipate any material impact on its earnings as a result of these audits. Additionally, the Company maintains a reserve for uncertain tax positions, where the probability exceeds a “more likely than not” standard. The reserve for uncertain tax positions was $1.4 million at the end of 2013.

The Company records income tax expense using the liability method, under which deferred tax assets and liabilities are recorded for the differing treatments of various items for financial reporting versus tax reporting purposes. The Company evaluates the need for a valuation allowance for deferred tax assets. Included in that analysis is the fact that the Company has carried forward $681 million of net operating losses (NOLs) as described in the notes to the financial statements. The Company engaged a third party to perform a study of its ability to use these NOL carryforwards following the Young Merger. This study shows that, although there are limitations on future use, it is anticipated that the Company will be able to use substantially all of these NOL carryforwards before they expire.

Consolidation of Variable Interest Entities (VIEs)

The Company consolidates VIEs when it is the primary beneficiary of the entity, in accordance with the VIE accounting guidance. In determining whether the Company is the primary beneficiary of a VIE for financial reporting purposes, the Company considers whether it has the power to direct the activities of the VIE that most significantly impact the economic performance of the VIE and whether it has the obligation to absorb losses or the right to receive returns that would be significant to the VIE. The Company’s financial statements include WXXA’s results since December 13, 2012, and WLAJ’s results since March 1, 2013, pursuant to the VIE accounting guidance.

Quantitative and Qualitative Disclosures About Market Risk

As of December 31, 2013, the Company had an $885 million term loan under the Media General Credit Agreement which matures in seven years and bears interest at LIBOR (with a LIBOR floor of 1%) plus a margin of 3.25% and $32 million of Shield Media term loans which mature in five years and bear interest at LIBOR plus a margin of 3.25%. The applicable LIBOR rate at December 31, 2013, was approximately 0.16%.

Due to the LIBOR floor, the interest rate on the term loan under the Media General Credit Agreement was substantially fixed at December 31, 2013. The fair value of the term loan was estimated to be approximately $895 million as of December 31, 2013. A 50 basis point increase in market interest rates as of December 31, 2013, would have decreased the fair value of the term loan by approximately $24 million.

As the Shield Media Credit Agreement does not have a LIBOR floor, the Company was subject to fluctuations in interest rates as of December 31, 2013. A 50 basis point increase in market interest rates would increase annualized cash interest expense by approximately $0.2 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS (LIN)

The following information regarding LIN has been derived from the Form 10-K for the year ended December 31, 2013 filed with the SEC by LIN Media LLC and LIN Television Corporation. We have not independently verified the information below regarding LIN and its business. For additional information regarding LIN, please see LIN’s audited financial statements, which are incorporated by reference in this prospectus supplement.

Set forth below are the key operating areas that contributed to LIN’s results for the years ended December 31, 2013, 2012 and 2011. LIN’s consolidated financial statements reflect the operations of WWHO-TV, in Columbus, OH and WUPW-TV in Toledo, OH as discontinued for all periods presented. As a result, reported financial results may not be comparable to certain historical financial information.

LIN’s results of operations are as follows (in thousands):

	Year Ended December 31,
	2013	2012	2011	2013 vs. 2012		2012 vs. 2011
Local revenues	$427,819	$316,471	$255,478	$111,348	35%	$60,993	24%
National advertising sales	130,935	107,325	95,734	23,610	22%	11,591	12%
Political advertising sales	7,600	76,458	8,132	(68,858)	(90)%	68,326	840%
Interactive revenues	75,853	41,095	27,220	34,758	85%	13,875	51%
Other revenues	10,156	12,113	13,439	(1,957)	(16)%	(1,326)	(10)%

Net revenues	652,363	553,462	400,003	98,901	18%	153,459	38%
Operating expenses:
Direct operating	251,078	160,222	130,618	90,856	57%	29,604	23%
Selling, general and administrative	162,550	125,267	103,770	37,283	30%	21,497	21%
Amortization of program rights	29,242	23,048	21,406	6,194	27%	1,642	8%
Corporate	41,377	34,246	26,481	7,131	21%	7,765	29%
Depreciation	46,854	32,149	26,246	14,705	46%	5,903	22%
Amortization of intangible assets	22,826	6,364	1,199	16,462	259%	5,165	431%
Restructuring	3,895	1,009	707	2,886	286%	302	43%
Contract termination costs	3,887	—	—	3,887	100%	—	—%
Loss from asset dispositions	710	96	472	614	640%	(376)	(80)%

Total operating costs	562,419	382,401	310,899	180,018	47%	71,502	23%

Operating income	$89,944	$171,061	$89,104	$(81,117)	(47)%	$81,957	92%

Net revenues

Net revenues consist primarily of local, national, and political advertising sales, net of sales adjustments and agency commissions. Additional revenues are generated from advertising on LIN’s television station websites, mobile applications, and those of its advertising networks, retransmission consent fees, interactive revenues, barter revenues, network compensation, production revenues, tower rental income and station copyright royalties.

Net revenues during the year ended December 31, 2013 increased by $98.9 million when compared to the prior year. Excluding the impact of the television stations acquired during 2012 and of the acquisition of a majority interest in HYFN and Dedicated Media, net revenues decreased $31.8 million, or 6%, primarily due to a $61.5 million decrease in political revenues. This decrease was partially offset by a $23.2 million increase in local revenues, primarily due to a growth in retransmission consent fee revenues as a result of contractual rate increases and renewals, and a $9.4 million increase in interactive revenues as a result of growth in the volume of advertising delivered through LIN’s network.

Historically, LIN’s revenues related to political advertising are stronger during federal election years, typically years ending in an even number. In addition to federal elections, most state and local elections also occur on the same election cycle. Consequently, political advertising sales during the year ended December 31, 2012 were higher than political advertising sales during the year ended December 31, 2011 and 2013. LIN expects this trend of stronger political advertising sales during election years to continue in the future.

The automotive category represented 26% of LIN’s local and national advertising sales during each of the years ended December 31, 2013 and 2012.

Net revenues during the year ended December 31, 2012 increased by $153.5 million when compared with the prior year. The increase was primarily due to a $68.3 million increase in political advertising sales, a $61 million increase in local revenues, and a $13.9 million increase in interactive revenues, primarily as a result of a growth in customer base and new product offerings. Also contributing to the increase was an $11.6 million increase in national advertising sales. Net revenues for the year ending December 31, 2012 include $40.5 million that is attributable to television stations acquired during the fourth quarter of 2012.

The automotive category, which represented 26% of LIN’s local and national advertising sales during the year ended December 31, 2012, was up 15% as compared to 2011, during which the automotive category represented 24% of LIN’s local and national advertising sales.

Operating expenses

Direct operating expenses (excluding depreciation and amortization of intangible assets), which consist primarily of news, engineering, and programming expenses, increased $90.9 million, or 57%, for the year ended December 31, 2013 compared to the prior year and $29.6 million, or 23%, for the year ended December 31, 2012, compared to the prior year. Excluding the impact of the stations acquired during the fourth quarter of 2012 and the 2013 acquisitions of majority interests in HYFN and Dedicated Media, direct operating expenses increased $28.1 million, or 19%, for the year ending December 31, 2013 and $20.2 million, or 15%, for the year ending December 31, 2012 as compared to their respective prior years. The increase for both years is primarily the result of an increase in fees pursuant to network affiliation agreements, growth in employee compensation expense, and higher costs of sales related to LIN’s digital operations.

Selling, general and administrative expenses consist primarily of employee salaries, sales commissions, employee benefit costs, advertising, promotional expenses and research. These costs increased $37.3 million, or 30%, for the year ended December 31, 2013, compared to the prior year. The increase was primarily a result of LIN’s 2012 television station acquisitions as well as the 2013 acquisition of majority interests in HYFN and Dedicated Media.

Selling, general and administrative expenses increased $21.5 million, or 21%, for the year ended December 31, 2012, compared to the prior year. Television stations acquired during 2012 accounted for $9.7 million of the increase. The remainder of the increase was primarily due to higher variable costs attributable to the growth in revenue compared to the prior year.

Selling expenses as a percentage of net revenues were 6.8%, 6.6% and 7.4% for the years ended December 31, 2013, 2012 and 2011, respectively.

Amortization of program rights represents the recognition of expense associated with syndicated programming, features and specials, and these costs increased $6.2 million, or 27%, for the year ended December 31, 2013 and increased $1.6 million, or 8%, for the year ended December 31, 2012, compared to their respective prior years. The increases in both periods as compared to their respective prior periods were attributable to the amortization of programming rights associated with the television stations acquired during the fourth quarter of 2012.

Corporate expenses represent corporate executive management, accounting, legal and other costs associated with the centralized management of LIN’s stations, and these costs increased $7.1 million,

or 21%, for the year ended December 31, 2013, compared to the prior year. The increase was primarily due to $5.7 million of expenses incurred related to a sale of LIN’s interest in a joint venture with NBC (the “JV Sale Transaction”) and the merger of LIN Media LLC with LIN TV Corp. (the “Merger”), as well as an increase in employee compensation expense compared to the prior year. Corporate expenses increased $7.8 million, or 29%, for the year ended December 31, 2012, compared to the prior year. The increase was primarily due to increases in employee compensation and acquisition related expenses compared to the prior year.

Depreciation expense increased $14.7 million, or 46%, for the year ended December 31, 2013 and $5.9 million, or 22%, for the year ended December 31, 2012, compared to their respective prior years. The increase in both periods was primarily attributable to the property and equipment associated with LIN’s acquisitions of television stations in the fourth quarter of 2012 and the acquisition of majority interests in HYFN and Dedicated Media in 2013.

Amortization of intangible assets increased $16.5 million, or 259%, for the year ended December 31, 2013 and $5.2 million, or 431% for the year ended December 31, 2012, compared to their respective prior years. The increases in both periods was primarily attributable to the increase in finite-lived intangible assets from LIN’s television stations acquired in the fourth quarter of 2012 and the 2013 acquisitions of the majority interest in HYFN and Dedicated Media.

Impairment of goodwill and broadcast licenses related to discontinued operations in the amount of $1.6 million were recorded during the year ended December 31, 2011.

Restructuring charges of $3.9 million, $1.0 million and $0.7 million were recorded during the years ended December 31, 2013, 2012 and 2011, respectively. Restructuring charges incurred during the year ended December 31, 2013 were primarily due to severance and related costs as a result of the integration of the television stations acquired during 2012. Restructuring charges incurred during the years ended December 31, 2012 and 2011 primarily relate to the consolidation of certain activities at LIN’s stations and its corporate headquarters.

Contract termination costs of $3.9 million in 2013 were due to costs incurred in 2013 to terminate LIN’s contract with a service provider that previously provided national sales representation.

Other Expense

	Year Ended December 31,
	2013	2012	2011
Components of other expense:
Interest expense, net	$56,607	$46,683	$50,706
Share of loss in equity investments	56	98,309	4,957
Gain on derivative instruments	—	—	(1,960)
Loss on extinguishment of debt	—	3,341	1,694
Other expense, net	2,100	237	51

Total other expense, net	$58,763	$148,570	$55,448

Interest expense, net increased $9.9 million, or 21%, for the year ended December 31, 2013 compared to the prior year primarily as a result of the interest incurred on LIN Television’s 2021 Notes, which were issued during the fourth quarter of 2012 to finance a portion of the consideration paid to acquire the former New Vision television stations. This increase was partially offset by a decrease in interest expense due to the redemption of LIN Television’s 6  1/2% Senior Subordinated Notes during the first quarter of 2012 as well as reductions in interest expense under its senior secured credit facility, primarily attributable to reductions in outstanding principal.

Interest expense, net decreased $4.0 million, or 8%, for the year ended December 31, 2012 compared to the prior year primarily as a result of the redemption of LIN Television’s 6  1/2% Senior Subordinated Notes

during the first quarter of 2012. This decrease was partially offset by an increase in borrowings under LIN Television’s senior secured credit facility compared to the same period last year as well as new debt issued in connection with the acquisition of the former New Vision stations.

The following table summarizes LIN’s total interest expense, net (in thousands):

	For the year ended December 31,
	2013	2012	2011
Components of interest expense:
Senior secured credit facility	$18,751	$19,651	$2,389
8 3/8% Senior Notes due 2018	17,387	17,389	17,389
6 3/8% Senior Notes due 2021	19,396	4,401	—
6 1/2% Senior Subordinated Notes	—	595	18,002
6 1/2% Senior Subordinated Notes — Class B	—	306	10,505
Other	1,073	4,341	2,421

Total interest expense, net	$56,607	$46,683	$50,706

Share of loss in equity investments decreased $98.3 million as compared to the prior year primarily due to a $100 million accrual recorded in 2012 related to the capital contribution made in connection with the JV Sale Transaction and corresponding release from the GECC Guarantee. That accrual was partially offset by the reversal of accrued shortfall funding liabilities that were extinguished in connection with the JV Sale Transaction.

Other expense, net increased $1.9 million as compared to the prior year primarily as a result of an impairment recorded during the third quarter of 2013 of a minority interest that we held in a website platform service provider.

Gain on derivative instruments during 2011 was approximately $2 million, which represented the change in fair value of LIN Television’s interest rate hedge. The interest rate hedge was entered into during the second quarter of 2006 (the “2006 interest rate hedge”) in order to hedge the variability in cash flows associated with a notional amount of the declining balances of LIN Television’s term loans under its previous senior secured credit facility. The 2006 interest rate hedge expired on November 4, 2011. Consequently, there is no impact to LIN’s statement of operations for the years ended December 31, 2013 or 2012.

Loss of extinguishment of debt during the year ended December 31, 2012 was primarily a result of the redemption of LINTelevision’s 6  1/2% Senior Subordinated Notes during January 2012 and the December 2012 amendment to its existing $75 million revolving credit loans. The loss on extinguishment of debt during the year ended December 31, 2011 included a write down of deferred financing fees as a result of the payment of principal on LIN Television’s revolving credit facility and term loans. Additionally, the loss on extinguishment of debt during the year ended December 31, 2011 included a write-down of deferred financing fees and unamortized discount due to the redemption of $109.1 million of LIN Television’s 6 1/2% Senior Subordinated Notes, and $55.9 million of its 6 1/2% Senior Subordinated Notes — Class B.

Income taxes

Income taxes reflect a (benefit from) provision for income tax of $(125.4) million, $40.5 million and $(16.0) million for the years ended December 31, 2013, 2012, and 2011, respectively. LIN’s effective tax rate on pre-tax income was (402.2)%, 179.9% and (47.7)% for the years ended December 31, 2013, 2012 and 2011, respectively.

LIN’s effective tax rate fluctuates from year to year. The factors that most impact its effective tax rate are changes to its valuation allowance, changes in tax laws, allocation of income to the various state jurisdictions in which LIN operates, and acquisition and divestiture transactions, including the JV Sale Transaction and the Merger.

LIN’s effective tax rate for the year ended December 31, 2013 decreased from 2012 primarily due to a $124.3 million tax benefit recognized as a result of the Merger as well as an $18.2 million tax benefit recognized as a result of the reversal of state valuation allowances. These valuation allowances were reversed after evaluating LIN’s ability to recover certain net operating loss carryforwards due to the change in tax structure as a result of the Merger, as it was determined that LIN will more likely than not be able to realize these deferred tax assets.

The combined $142.5 million tax benefit described above was offset in part by a $12.8 million income tax provision as a result of generating income from continuing operations, as well as a $2.2 million tax provision relating to state net operating loss adjustments from apportionment changes and a $1.6 million tax provision for non-deductible acquisition related costs incurred during 2013.

LIN’s effective tax rate for the year ended December 31, 2012 increased from 2011, primarily due to the recognition of $28.4 million of income tax expense related to the recognition of a taxable gain associated with the JV Sale Transaction.

The 2011 tax benefit is primarily a result of the 2011 reversal of $35.1 million of LIN’s federal valuation allowance relating to 1999 to 2002 net operating losses and the 2011 reversal of $1.0 million of its state valuation allowance relating to 2002 to 2010 net operating losses. These valuation allowances were reversed primarily due to LIN’s recent history of taxable income, and its projected ability to generate sufficient taxable income prior to the expiration of those net operating loss carryforwards. Upon the reversal of the federal and state valuation allowances, as of December 31, 2011, LIN had a remaining valuation allowance of $23.4 million placed against its deferred tax assets primarily related to state net operating loss carryforwards.

The combined 2011 $36.1 million income tax benefit described above was offset in part by a $5.1 million discrete deferred income tax expense recognized in the second quarter of 2011, which resulted from state tax legislation enacted in Michigan in May 2011, which repealed the Michigan business tax (“MBT”), and implemented a corporate income tax instead, effective January 2012. As a result of the elimination of the MBT, certain future tax deductions that were available to be utilized beginning in 2015, and had been recognized as deferred tax assets in LIN’s financial statements, were no longer deductible. Therefore, during the year ended December 31, 2011, LIN recognized incremental deferred income tax expense of $5.1 million, net of federal benefit, for the reversal of these previously established deferred tax assets.

Results of Discontinued Operations

LIN’s consolidated financial statements reflect the operations, assets and liabilities of WWHO-TV in Columbus, OH and WUPW-TV in Toledo, OH, as discontinued for all periods presented. The sale of WWHO-TV in Columbus, OH was completed on February 16, 2012. The sale of WUPW-TV in Toledo, OH was completed on April 21, 2012. As a result, loss from discontinued operations was $1.0 million and $0.9 million for the years ended December 31, 2012 and 2011, respectively.

BUSINESS (MEDIA GENERAL)

General

Media General owns and operates 31 network-affiliated broadcast television stations as well as related websites and mobile news applications. The Company’s primary network affiliations include twelve CBS stations, nine NBC stations, seven ABC stations, one FOX station, one CW station and one MyNetworkTV station. Media General’s stations operate across 28 markets, reaching approximately 16.5 million or approximately 14% of U.S. TV households. Sixteen of the Company’s stations operate in Top 75 markets in the United States as defined by Nielsen. The Company has approximately 2,600 full-time equivalent employees.

Following the combination of Legacy Media General and Young in November 2013, the combined company is expected to enhance its ability to capture the operating synergies of a larger company, continue to participate in industry-wide retransmission revenue growth, provide opportunities for broadcast and digital market share growth and obtain favorable syndicated programming arrangements. In preparation for the Young Merger, the Company secured long-term financing which significantly reduced interest expense for the combined company. The combined company is expected to have an enhanced financial ability to pursue additional strategic acquisitions, and have a greater ability to participate in ongoing industry consolidation, than either predecessor company would have had on a stand-alone basis.

The Young Merger was accounted for as a reverse acquisition. For financial reporting purposes, Young is the acquirer and the continuing reporting entity. Consequently, the consolidated financial statements of Media General, the legal acquirer and a continuing public corporation in the transaction, have been prepared with Young as the surviving entity. Accordingly, prior period financial information presented for the Company in the consolidated financial statements reflects the historical activity of Young.

Legacy Media General was incorporated in Virginia and became a public company in 1969. It grew through acquisition, mostly by purchasing high-quality, privately owned local media entities in the Southeast. Legacy Media General sold all of its newspapers in 2012. Young was incorporated in 2009 for purposes of acquiring the business of Young Broadcasting Inc. in connection with Young Broadcasting Inc.’s bankruptcy filing under Chapter 11 of Title 11 of the United States Bankruptcy Code. In June of 2010, Young Broadcasting Inc. emerged from bankruptcy as a wholly owned subsidiary of Young pursuant to Young Broadcasting Inc.’s confirmed Chapter 11 plan of reorganization.

Broadcast Stations and Markets

The Company’s operations as of December 31, 2013 include television stations and websites as shown on the following map:

The following table sets forth general information for the Company’s television stations as of December 31, 2013:

Market	Market Rank	Station	Network Affiliation	Station Rank (1)	Audience Share % (1)	Expiration Date of Primary Network Agreement
San Francisco – Oakland – San Jose, CA	6	KRON	MyNetworkTV	5	2	9/30/2016
Tampa – St. Petersburg – Sarasota, FL	14	WFLA	NBC	3	6	12/31/2015
Raleigh – Durham, NC	24	WNCN	NBC	4	4	12/31/2015
Nashville, TN	29	WKRN	ABC	3	9	8/31/2015
Columbus, OH	32	WCMH	NBC	3	9	12/31/2015
Greenville - Spartanburg, SC, Asheville, NC	37	WSPA	CBS	1	11	6/30/2015
Greenville - Spartanburg, SC, Asheville, NC	37	WYCW	CW	6	2	9/17/2016
Birmingham, AL	44	WVTM	NBC	4	4	12/31/2015
Providence, RI – New Bedford, MA	53	WJAR	NBC	1	11	12/31/2015
Richmond – Petersburg, VA	57	WRIC	ABC	3	10	8/31/2015
Albany – Schenectady – Troy, NY	58	WTEN	ABC	3	12	8/31/2015
Albany – Schenectady – Troy, NY	58	WXXA(2)	FOX	4	5	12/31/2017
Mobile, AL – Pensacola, FL	59	WKRG	CBS	1	14	4/2/2015
Knoxville, TN	61	WATE	ABC	3	6	8/31/2015
Roanoke – Lynchburg, VA	66	WSLS	NBC	3	7	12/31/2015
Green Bay – Appleton, WI	70	WBAY	ABC	1	16	8/31/2015
Savannah, GA	92	WSAV	NBC	2	11	12/31/2015
Jackson, MS	94	WJTV	CBS	2	14	12/31/2014
Charleston, SC	95	WCBD	NBC	2	11	12/31/2015
Tri-Cities, TN/VA	97	WJHL	CBS	2	12	12/31/2014
Greenville – New Bern, NC	99	WNCT	CBS	3	11	12/31/2014
Davenport, IA – Rock Island – Moline, IL	100	KWQC	NBC	1	19	1/1/2015
Myrtle Beach – Florence, SC	102	WBTW	CBS	1	17	6/30/2015
Sioux Falls, SD	111	KELO(4)	CBS	1	25	4/2/2015
Augusta, GA – Aiken, SC	112	WJBF(3)	ABC	2	14	6/30/2014
Lansing, MI	115	WLNS	CBS	2	15	9/30/2017
Lansing, MI	115	WLAJ(2)	ABC	3	8	12/31/2015
Lafayette, LA	122	KLFY	CBS	1	20	9/30/2017
Columbus, GA	126	WRBL	CBS	2	12	3/31/2015
Hattiesburg – Laurel, MS	167	WHLT	CBS	2	9	8/31/2015
Rapid City, SD	173	KCLO	CBS	2	10	4/2/2015

(1)	Source: November 2013, Nielsen. Comparison vs. other TV stations in each market. Sign-On to Sign-Off (M-SU 6A-2A) TV household share.

(2)	WXXA and WLAJ are licensed to independent third parties. We are party to joint sales and shared services agreements for these stations pursuant to which we provide certain sales, operational, and administrative services to each station. We are also the licensee of WCDC-TV in Adams, MA, which operates as a satellite of WTEN.

(3)	We are also party to joint sales and shared service agreements for WAGT, an NBC affiliate, which is licensed to an independent third party.

(4)	We are also the licensee of KDLO(TV) in Florence, SD, and KPLO(TV) in Reliance, SD, which operate as satellites of KELO.

Assuming that the Young Merger and several smaller acquisitions had occurred on January 1, 2012 (and without giving effect to the LIN Merger), the Company’s average net revenues for 2012 and 2013 would have been approximately $573 million. No one market accounts for more than 11% and the top 5 markets account for 35% of average net revenues over that two-year period. Each of the other markets individually accounts for approximately 5% or less of average net revenues over that two-year period.

Revenues, Cyclicality and Seasonality

The Company’s primary source of revenue is the sale of advertising time on its television stations. Advertising revenue is recognized when advertisements are aired. Agency commissions related to advertising are recorded as a reduction of revenue. Advertising rates are influenced by a variety of factors including demand, the size of a station’s market, the station’s overall rating, economic conditions and the popularity of the station’s local, network and syndicated programming. Broadcast advertising revenue represented approximately 77%, 84% and 88% of our gross operating revenues for the years ended December 31, 2013, 2012 and 2011, respectively.

Broadcast advertising revenue is generally higher in even-numbered years due to political election spending and advertising revenue generated from the Olympic Games on the Company’s nine NBC stations. Increased consumer advertising in the spring and for the holiday season generally generates higher advertising revenue in the second and fourth quarters of each year.

The Company receives consideration from certain satellite and cable providers in return for the Company’s consent to the retransmission of the signals of its television stations. Retransmission revenue is recognized on a per subscriber basis in accordance with terms of each contract. Retransmission revenue represented approximately 16%, 10% and 7% of our gross operating revenues for the years ended December 31, 2013, 2012 and 2011, respectively.

The Company generates revenue from other sources, which include sales of digital advertising, commercial production, trade shows and tower space rental income. The Company, in the ordinary course of business, also provides advertising airtime to certain customers in exchange for products or services.

Industry

All television stations in the country are grouped by Nielsen, a national audience measuring service, into approximately 210 DMAs that are ranked in size according to various formulae based upon actual or potential audience. Each DMA is determined as an exclusive geographic area consisting of all counties in which the home-market commercial stations receive the greatest percentage of total viewing hours. Nielsen periodically publishes data on estimated audiences for the television stations in the various television markets throughout the country. The estimates are expressed in terms of the percentage of the total potential audience in the market viewing a station, which is referred to as the station’s “rating,” and of the percentage of the audience actually watching television, which is referred to as the station’s “share.” Nielsen provides such data on the basis of total television households and selected demographic groupings in the market using three methods of determining a station’s ability to attract viewers (diary markets, meter-diary adjusted markets and local people meter markets). In larger DMAs, ratings are determined by a combination of meters connected directly to select television sets and weekly diaries of television viewing, while in smaller markets only weekly diaries are used to determine viewing.

Whether a station is affiliated with one of the four major networks (ABC, CBS, NBC or FOX) has a significant impact on the composition of the station’s revenue, expenses and operations. A typical network affiliate receives a significant percentage of its programming each day from the network. This programming is provided to the affiliate by the network in exchange for a substantial majority of the advertising time during network programs. The network then sells this advertising time and retains the revenue. The affiliate retains the revenue from time sold during breaks in and between network programs and programs the affiliate produces or purchases from syndicators. In addition, stations generally pay a network program fee for the right to broadcast network programs. Traditional network programming typically achieves higher audience levels than syndicated programs aired by independent stations.

In acquiring syndicated programming to supplement network programming, network affiliates compete with the other stations in their markets. Local cable systems generally do not compete with local stations for programming, but various national cable and satellite networks from time to time have acquired programs that would have otherwise been offered to local television stations.

Competition

Competition in the television industry takes place on several levels: competition for audience, competition for programming (including news) and competition for advertisers. Additional factors that are material to a television station’s competitive position include signal coverage and assigned frequency.

Audience.    Stations compete for audience on the basis of program popularity, which has a direct effect on advertising rates. A significant percentage of the daily programming on our stations is supplied by the network with which each station is affiliated. In those periods, the stations are totally dependent upon the performance of the network programs in attracting viewers. There can be no assurance that such programming will achieve or maintain satisfactory viewership levels in the future. Non-network time periods are programmed by the station with a combination of self-produced news, public affairs and other entertainment programming, including news and syndicated programs purchased for cash, cash and barter or barter only.

Although the commercial television broadcast industry historically has been dominated by the four major broadcast networks (ABC, CBS, NBC and FOX), stations affiliated with other national networks (e.g., The CW, MyNetworkTV and ION Television), independent stations, and other video programming delivery methods, such as cable and satellite systems, are significant competitors for the television audience. In addition, certain cable operators have elected to compete for a share of the market revenue and audience with local cable news channels and regional sports networks.

Other sources of competition include home entertainment systems (including DVDs and video game devices), video-on-demand and pay-per-view, portable digital devices and the Internet. In particular, programmers, including networks and other program providers, may now distribute programming directly to consumers via the Internet and portable digital devices including smartphones.

Further advances in technology may increase competition for household audiences and advertisers. Video compression techniques, applicable to all video delivery systems, reduce the bandwidth required for television signal transmission and have the potential to provide vastly expanded programming to highly targeted audiences. This ability to reach very narrowly defined audiences is expected to alter the competitive dynamics for advertising expenditures. The same compression technology, however, enables local television broadcast stations to broadcast multiple digital channels of local television programming. This technology expands the capacity of local television broadcast stations to provide more programming and potentially develop new sources of revenue. We, however, are unable to predict the effect that any of these or other technological changes in which programming may be delivered will have on the broadcast television industry or the future results of our operation.

Programming.    Competition for programming involves negotiating with national program distributors or syndicators, which sell first-run and rerun packages of programming. The stations compete against in-market broadcast station competitors for exclusive local access to off-network reruns and first-run products in their respective markets. As noted, cable and satellite systems compete with local stations for programming to a lesser extent, and various national cable and satellite networks from time to time have acquired exclusive rights for programs that would have otherwise been offered to local television stations.

Advertising.    Advertising rates are based upon the size of the market in which the station operates, the program’s popularity among the viewers that an advertiser wishes to attract, the number of advertisers competing for the available time, the demographic makeup of the market served by the station, the availability of alternative advertising media in the market area, aggressive and knowledgeable sales forces and development of projects, features and programs that tie advertiser messages to programming. Advertising revenue comprises the primary source of revenue for commercial television stations. Our stations compete for such advertising revenue with other television stations, cable television stations and satellite systems in their respective markets, as well as with other advertising media, such as newspapers, radio stations, magazines, outdoor advertising, transit advertising, direct mail and the Internet serving the same market. Competition for advertising dollars in the broadcasting industry occurs primarily within individual markets. Generally, a television station in the market does not compete with stations in other market areas.

Broadcast Regulation

The ownership, operation and sale of television stations are subject to the jurisdiction of the FCC, which acts under the authority granted by the Communications Act. Among other things, the FCC assigns frequency bands for broadcasting; determines the particular frequencies, locations and operating power of stations; issues, renews, revokes and modifies station licenses; regulates equipment used by stations; adopts and implements regulations and policies that directly or indirectly affect the ownership, operation and employment practices of stations; and has the power to impose penalties for violations of the Communications Act and its related rules and regulations.

The following is a brief summary of certain provisions of the Communications Act and specific FCC regulations and policies. Reference should be made to the Communications Act, FCC rules and the public notices and rulings of the FCC for further information concerning the nature and extent of federal regulation of broadcast stations.

License Renewals

Continuation of operations requires that we retain and, from time to time, renew a variety of governmental approvals. FCC licenses to operate broadcast television stations generally have a term of eight years. Historically, the FCC has renewed the vast majority of broadcast licenses, but there can be no assurance that our licenses will be renewed at their expiration dates or, if renewed, that the renewal terms will be for the maximum permitted period. The non-renewal or revocation of one or more of our primary FCC licenses could have a material adverse effect on our operations.

Ownership Matters

The Communications Act prohibits the assignment or transfer of control of a broadcast license without the prior approval of the FCC. In determining whether to permit the assignment or transfer of control of, or the grant or renewal of, a broadcast license, the FCC considers a number of factors pertaining to the licensee, including compliance with various rules limiting common ownership of media properties, the “character” of the licensee and its principals and compliance with the Communications Act’s limitations on ownership by non-U.S. citizens, non-U.S. entities or representatives of foreign persons or foreign governments (collectively, aliens). In general, aliens may not own or vote an aggregate interest of greater than 25% in an entity that controls a broadcast licensee, although the FCC issued a policy statement in November 2013 which clarified its foreign ownership policy and suggested that the FCC may be willing to approve alien ownership of greater than 25% under certain circumstances on a case by case basis.

FCC rules impose limits on the ownership and cross-ownership of interests in television broadcast stations and certain other media, including:

•	the ownership of multiple television stations in the same market;

•	the cross-ownership of television stations and radio broadcast in the same market;

•	the ownership of television stations and daily newspapers of general circulation in the same market; and

•	the national ownership of television stations, which precludes a single entity from owning television stations reaching more than 39% of the entire population of the United States.

In applying its media ownership limits, the FCC treats persons or entities holding “attributable” interests as station “owners.” Subject to some exceptions, attributable media interests include the following:

•

the direct or indirect right to vote 5% or more of the stock of a corporation (or 20% or more of such stock in the case of insurance companies, investment companies and bank trust departments that are passive investors);

•	a position as an officer or director;

•	a general partnership interest;

•	a limited partnership interest that is not “insulated” in accordance with FCC rules;

•	a time brokerage agreement for more than 15% of the airtime, or a JSA for more than 15% of the weekly advertising time, of another television station in the market; and

•

any combination of debt and equity amounting to more than 33% of the total asset value (debt plus equity) of a media outlet if the holder either is a major program supplier (providing more than 15% of weekly programming) or holds another attributable interest in the same market.

Under a JSA, one TV station in a market agrees to sell the advertising inventory of another station in the same market. Historically, the FCC has not treated television JSAs as attributable interests, although the FCC does treat JSAs among same-market radio broadcasters as attributable interests. Under an order that the FCC adopted on March 31, 2014, however, the FCC will treat a television licensee as having an attributable interest in a station in the same market (DMA) with which it has an agreement to sell more than 15% of that station’s commercial advertising inventory. Stations with JSAs that would put them in violation of the new rules will have two years from the date on which the rules become effective to amend or terminate those arrangements or to obtain a waiver of the rule. Concurrently with its March 31, 2014 order, the FCC, as part of its statutorily required quadrennial review of its media ownership rules, adopted a further notice of proposed rulemaking to consider whether to modify its newspaper-broadcast cross-ownership rules to permit the ownership of radio broadcast stations and newspapers of general circulation serving the same market. The FCC also proposed additional public disclosure requirements for a variety of sharing agreements. In particular, the FCC proposes, among other things, (i) eliminating the newspaper/radio cross ownership rule and the radio/television cross ownership rule, (ii) retaining the newspaper/television cross ownership rule but allowing for waivers on a case by case basis, (iii) retaining the local television rules, and (iv) prohibiting two television stations in the same market from swapping network affiliations if it would result in a single owner having two top-four network affiliations in a market where it could not otherwise own both stations. The proposed rulemaking also seeks comment on how to define a television shared services agreement and whether television stations should be required to disclose shared services agreements. In addition, the FCC proposed to adopt the overlap of digital noise-limited service contours as the trigger for applying the local television ownership rules to commonly owned television stations in the same market and to grandfather existing ownership combinations that would exceed ownership limits under the revised approach.

In addition to the FCC, the Department of Justice and the Federal Trade Commission also may review matters related to the concentration of media ownership within markets.

Carriage of Television Broadcast Signals over Cable and Direct Broadcast Satellite Systems

Pursuant to FCC rules, local television stations may elect every three years to either (1) require cable and/or direct broadcast satellite operators to carry the stations’ signals or (2) enter into retransmission consent agreements for carriage. We have elected to enter into retransmission agreements with the cable and direct satellite broadcast companies serving our markets. There is no assurance, however, that we will be able to agree on acceptable terms for retransmission agreements when existing agreements expire, in which case our signals would no longer be carried by such MVPDs. In addition, new rules that the FCC adopted on March 31, 2014 provide that it is a violation of the statutory duty to negotiate in good faith for a television broadcast station that is ranked among the top-four stations in a market (as measured by audience share) to negotiate retransmission consent jointly with another top-four station in the same market if the stations are not commonly owned. The new rules also will deem it bad faith on the part of broadcast stations if these stations coordinate negotiations through the sharing of information, but will impose no such restrictions on the MVPDs with which these stations must negotiate the terms of retransmission consent. We cannot predict how these changes may alter the dynamics of negotiations or the expectations of the negotiating MVPDs.

The FCC’s syndicated exclusivity rules allow local broadcast television stations to demand that cable operators black out syndicated non-network programming carried on “distant signals” (i.e. signals of broadcast stations, including so-called “superstations,” which serve areas substantially removed from the cable system’s local community). The FCC’s network non-duplication rules allow local network-affiliated broadcast stations to require that cable operators black out duplicate network programming carried on distant signals. In a number of markets in which we own stations affiliated with a network, however, a station that is affiliated with the same network in a nearby market is carried on cable systems in our market. The carriage of two network stations on the same cable system could result in a decline of viewership, adversely affecting the revenues of our stations. In March 2014, the FCC adopted a Further Notice of Proposed Rulemaking seeking comment on whether the FCC should eliminate its network non-duplication and syndicated exclusivity rules. These rules empower the FCC to enforce local stations’ contractual exclusivity rights to network and syndicated programming within their markets. In that Notice, the FCC tentatively concluded that it has authority to eliminate the rules and that, even if it eliminates the rules, television stations nevertheless would be able to enforce contractual exclusivity through the courts. This rulemaking remains pending, and we cannot predict its outcome.

Restrictions on Broadcast Programming

As a broadcast licensee, we also must comply with a variety of FCC rules regulating our operations such as political broadcasting rules, children’s television rules and limitations on indecent or obscene programming. Violation of these and other FCC rules could subject us to significant fines or other sanctions.

Advertising of cigarettes and certain other tobacco products on broadcast stations has been banned for many years. Various states also restrict the advertising of alcoholic beverages and, from time to time, certain members of Congress have contemplated legislation to place restrictions on the advertisement of such alcoholic beverages. FCC rules also restrict the amount and type of advertising which can appear in a program broadcast primarily for an audience of children 12 years of age and younger.

Under the Communications Act and FCC rules, stations must provide “reasonable access” for the purchase of time by legally qualified candidates for federal office and “equal opportunities” for the purchase of equivalent amounts of comparable broadcast time by opposing candidates for the same elective office and must make favorable rates available to legally qualified candidates during the 45 days preceding a primary or primary run-off election and during the 60 days preceding a general or special election.

It is a violation of federal law and FCC regulations to broadcast indecent programming outside of “safe harbor” periods or to broadcast obscene programming at any time. FCC licensees are, in general, responsible for the content of their broadcast programming, including that supplied by television networks. Accordingly, there is a risk of being fined as a result of our broadcast programming, including network programming. The maximum forfeiture amount for the broadcast of indecent material is $325,000 for each violation, with a cap of $3.0 million for any single act.

Programming and Operations

The Communications Act requires broadcasters to serve the “public interest.” The FCC has relaxed or eliminated many of the more formalized procedures it had developed in the past to promote the broadcast of certain types of programming responsive to the needs of a station’s community of license. FCC licensees continue to be required, however, to present programming that is responsive to the needs and interests of their communities and to maintain certain records demonstrating such responsiveness. Stations also must pay regulatory and application fees and follow various rules promulgated under the Communications Act that regulate, among other things, political advertising, sponsorship identification, obscene and indecent broadcasts and technical operations, including limits on radio frequency radiation. In addition, television licensees have obligations to create and follow employment outreach programs, provide a minimum amount of programming for children, maintain an online public inspection file and abide by regulations specifying requirements to provide closed captions for its programming.

Mobile Television

As a result of the digital transition and the adoption of a digital mobile standard, television broadcast stations can provide mobile digital television in addition to traditional free, over-the-air programming that is now delivered in standard or high definition. We believe mobile television can increase its viewership and generate additional revenues; however, we expect this to occur slowly over the coming years. We are a founding member of a group of local and national broadcasters working to develop over-the-air television for mobile devices in several U.S. markets. We are currently providing mobile television service in Tampa, Florida; Raleigh, North Carolina; Columbus, Ohio; and Birmingham, Alabama.

Pending Matters

Congress has passed legislation providing the FCC with authority to conduct a so-called “incentive auction” to begin the process of auctioning and repurposing broadcast television spectrum for mobile broadband use. Incentive auction authority allows the FCC to share the proceeds of spectrum auctions with incumbent television station licensees who give up their licenses (or in some cases, move to a different channel) to facilitate a spectrum auction. The legislation contemplates that the FCC will encourage broadcasters to tender their licenses for auction. The FCC would then “repack” non-tendering broadcasters into the lower portions of the UHF band and auction new “flexible use” wireless licenses in the upper portion of the UHF band. The proposals for television stations to participate in the “incentive auctions” are voluntary. On September 28, 2012, the FCC voted in favor of a Notice of Proposed Rulemaking that launches the incentive auction process to clear a portion of the television band for mobile broadband use. The FCC has indicated that it hopes to complete this rulemaking in the spring of 2014 so that the auctions can take place in mid-2015.

In an order adopted in March 2014, the FCC concluded that JSAs should be “attributable” for purposes of the media ownership rules if they permit a television licensee to sell more than 15% of the commercial inventory of a television station owned by a third party in the same market. Stations with JSAs that would put them in violation of the new rules will have two years from the date on which the rules become effective to amend or terminate those arrangements or to obtain a waiver of the rule. Accordingly, absent further developments or the grant of a waiver, we will be required to modify or terminate our existing JSAs to sell advertising inventory for independently owned stations in Augusta, Georgia; Albany, New York; and Lansing, Michigan before the end of such two-year period.

Concurrent with the FCC’s JSA order, the FCC initiated a rulemaking with respect to its 2014 Quadrennial Review of its ownership rules. The FCC’s current rulemaking proposes, among other things, (i) eliminating the newspaper/radio cross-ownership rule and the radio/television cross-ownership rule, (ii) retaining the newspaper/television cross-ownership rule but allowing for waivers on a case-by-case basis, (iii) retaining the local television rules and (iv) prohibiting two television stations in the same market from swapping network affiliations if it would result in a single owner having two top-four network affiliations in a market where it could not otherwise own both stations. The proposed rulemaking also seeks comment on how to define a television shared services agreement and whether television stations should be required to disclose shared services agreements and how best to achieve disclosure. In addition, the FCC proposed to adopt the overlap of digital noise-limited service contours as the trigger for applying the local television ownership rules to commonly owned television stations in the same market and to grandfather existing ownership combinations that would exceed ownership limits under the revised approach.

In September 2013, the FCC issued a Notice of Proposed Rulemaking in which it proposed to eliminate the so-called “UHF discount” in assessing compliance with the national television ownership rule. Under the UHF discount, the FCC credited television stations broadcasting in the UHF band with only 50% of the television households in their designated market area because of the supposed technical inferiority of UHF facilities broadcasting in analog mode. The FCC tentatively has concluded that, following the digital transition, UHF stations operating in digital mode no longer suffer a competitive disadvantage in comparison with VHF stations.

Congress and the FCC currently have under consideration, and may in the future adopt, new laws, regulations and policies regarding a wide variety of matters that could, directly or indirectly, affect the operation, ownership and profitability of our broadcast stations.

Environmental Regulation

Our operations are subject to laws and regulations governing the environment and the health and safety of our workers. Under certain of these laws and regulations, an owner or operator of a facility can be liable for contamination even if the contamination is the result of activities of third parties. As a result, it is possible that we could have environmental liability with respect to the properties we own or operate as a result of contamination caused by prior owners or operators or operations at neighboring properties. Although we believe we are in compliance with applicable environmental requirements, and we have not incurred significant costs or liabilities in the past, there can be no assurance that our environmental compliance costs or liabilities will not increase in the future or that we will not become subject to new governmental regulations, including those pertaining to climate change, that may impose additional restrictions or costs on us. We presently believe that none of our properties has any condition that is likely to have a material, adverse effect on our consolidated balance sheets, consolidated statements of comprehensive income or consolidated statements of cash flows.

Employees

The Company has approximately 2,600 employees. As of December 31, 2013, approximately 200 of the Company’s employees are represented by labor unions under collective localized bargaining agreements with two different unions: the International Brotherhood of Electrical Workers and the American Federation of Television and Radio Artists.

Properties

The Company owns its headquarters building in downtown Richmond, Virginia and also owns an adjacent building which it has vacated and listed for sale or lease.

The types of properties required to support television stations include offices, studios, transmitter sites and antenna sites. A station’s studios are generally housed with its offices in downtown or business districts. The transmitter sites are generally located in elevated areas so as to provide maximum market coverage.

The Company owns and operates one television station each in California, Florida, Iowa, Louisiana, Michigan, New York, Ohio, Rhode Island and Wisconsin; two stations each in Alabama, Mississippi, South Dakota and Virginia; and three stations each in Georgia, North Carolina, South Carolina and Tennessee. Substantially all of the studio locations are located on land owned by the Company. The Company also provides services to one additional television station each in Michigan and New York and, pursuant to JSAs and SSAs, these stations share studio facilities with the Company’s owned televisions stations in the same market. Seventeen stations own their main transmitter tower, six stations lease space on towers for their main transmitter, five stations participate in partnerships that own the main transmitter tower and three stations participate in partnerships that lease space on towers for their main transmitter.

The Company considers all of its properties, together with its related computers and equipment contained therein, to be adequate for its present needs. The Company has pledged its assets as collateral under its credit agreements. The Company continually evaluates its future needs and from time-to-time will undertake significant projects to replace or upgrade facilities.

Legal Proceedings

The Company is not a party to any current legal proceedings which it believes, individually or in the aggregate, would reasonably be expected to have a material adverse effect on its business, financial condition and results of operations. For a description of legal proceedings related to the LIN Merger, see “Business (LIN)—Legal Proceedings.”

BUSINESS (LIN)

The following information regarding LIN has been derived from the Form 10-K for the year ended December 31, 2013 filed with the SEC by LIN Media LLC and LIN Television Corporation. We have not independently verified the information below regarding LIN and its business. For additional information regarding LIN, please see LIN’s audited financial statements, which are incorporated by reference in this prospectus supplement.

Overview

LIN is a local multimedia company that currently owns and operates or services 43 television stations and seven digital channels in 23 U.S. markets, along with a diverse portfolio of websites, apps and mobile products that make it more convenient to access LIN’s unique and relevant content on multiple screens. LIN’s highly-rated television stations deliver superior local news, community service, and popular sports and entertainment programming to viewers, reaching 12.2 million or 10.5% of U.S. television homes. All of LIN’s television stations are affiliated with a national broadcast network and are primarily located in the top 75 DMAs as measured by Nielsen. LIN’s digital media division operates from 31 markets across the country, including New York City, Los Angeles, San Francisco, Chicago, Atlanta, Dallas, Detroit and Washington D.C., and delivers measurable results to some of the nation’s most respected agencies and companies.

LIN provides free, over-the-air broadcasts of programming 24 hours per day to the communities it is licensed to serve. LIN is committed to serving the public interest by making advertising time available to political candidates, by providing free daily local news coverage, making public service announcements and broadcasting children’s programming.

LIN seeks to have the largest local media presence in each of its local markets by combining strong network and syndicated programming with leading local news, and by pursuing its multi-channel strategy. LIN also delivers content online and on mobile applications, which LIN believes could provide a significant revenue stream to the television broadcasting industry. Mobile digital broadcast television enables consumers to watch live television on their laptops, smartphones, tablet computers and other mobile devices. LIN expects over-the-air television delivered to mobile and out-of-home devices in its local markets to meet the growing demand of on-the-go consumers. Additionally, LIN invests in companies that focus on emerging media and interactive technologies to expand its local multi-platform and digital product offerings.

LIN (including its predecessors) has owned and operated television stations since 1966, and its class A common shares are currently traded on the New York Stock Exchange under the symbol “LIN”. LIN’s corporate offices are located at 701 Brazos Street, Suite 800, Austin, Texas 78701.

LIN’s Television Stations

LIN owns and operates or services 43 television stations and seven digital channels in 23 U.S. markets, including two affiliates and one digital channel pursuant to local marketing agreements, six affiliates pursuant to joint sales and shared services agreements, two affiliates pursuant to shared services agreements, and three low-power stations, which are affiliated with a national network and operate as a stand-alone affiliate. The following table lists the stations and digital channels that LIN owns, operates or services:

Market(1)	Market Rank(2))	Station	Affiliation(s)	Channel	Status(3))	FCC license Expiration
Portland, OR	22	KOIN-TV(4)	CBS	40		2/1/2015
Indianapolis, IN	26	WISH-TV(4)	CBS	9		8/1/2013	(6)
		WNDY-TV	MNTV	32		8/1/2021
Hartford-New Haven, CT	30	WTNH-TV	ABC	10		4/1/2015
		WCTX-TV	MNTV	39		4/1/2015
Grand Rapids-Kalamazoo-Battle Creek, MI	39	WOOD-TV(4)	NBC	7		10/1/2013	(6)
		WOTV-TV	ABC	20		10/1/2013	(6)
		WXSP-CD	MNTV	Various		10/1/2021
Austin, TX	40	KXAN-TV	NBC	21		8/1/2014	(6)
		KNVA-TV(4)	CW	49	LMA	8/1/2014	(6)
		KBVO-TV(5)	MNTV	27		8/1/2014	(6)
Birmingham, AL	44	WIAT-TV	CBS	30		4/1/2013	(6)
Norfolk-Portsmouth-Newport News, VA	45	WAVY-TV(4)	NBC	31		10/1/2012	(6)
		WVBT-TV	FOX	29		10/1/2012	(6)
Albuquerque-Santa Fe, NM	47	KRQE-TV(4)	CBS	13		10/1/2014
		KASA-TV(4)	FOX	27		10/1/2014
		KWBQ-TV(4)	CW	29	SSA	10/1/2014
		KASY-TV	MNTV	45	SSA	10/1/2014
Buffalo, NY	52	WIVB-TV	CBS	39		6/1/2015
		WNLO-TV	CW	32		6/1/2015
Providence, RI-New Bedford, MA	53	WPRI-TV	CBS	13		4/1/2015
		WNAC-TV	FOX	12	LMA	4/1/2007	(6)
		WNAC-TV-D2	MNTV	12.2	LMA	4/1/2007	(6)
Mobile, AL/Pensacola, FL	59	WALA-TV	FOX	9		4/1/2013	(6)
		WFNA-TV	CW	25		4/1/2013	(6)
Dayton, OH	64	WDTN-TV	NBC	50		10/1/2013	(6)
		WBDT-TV	CW	26	SSA/JSA	10/1/2013	(6)
Wichita-Hutchinson, KS	67	KSNW-TV(4)	NBC	45		6/1/2014	(6)
		KSNG-TV-D2	TEL	11.2		6/1/2014	(6)
Honolulu, HI	69	KHON-TV(4)	FOX	8		2/1/2015
		KHON-TV-D2	CW	8		2/1/2015
Green Bay-Appleton, WI	70	WLUK-TV(4)	FOX	11		12/1/2013	(6)
		WCWF-TV	CW	21		12/1/2021
Savannah, GA	92	WJCL-TV	ABC	22		12/31/2018
		WTGS-TV	FOX	28	SSA/JSA	12/1/2012	(6)
Fort Wayne, IN	109	WANE-TV	CBS	31		8/1/2013	(6)
Youngstown, OH	113	WYTV-DT	ABC	36	SSA/JSA	8/31/2013	(6)
		WKBN-TV	CBS	41		10/1/2013	(6)
		WYFX-LD	FOX	19		10/1/2013	(6)
		WYTV-DT2	MNTV	36.2	SSA/JSA	10/1/2013	(6)
Springfield-Holyoke, MA	114	WWLP-TV(4)	NBC	11		4/1/2015

Market(1)	Market Rank(2))	Station	Affiliation(s)	Channel	Status(3))	FCC license Expiration
Topeka, KS	134	KTKA-TV	ABC	49	SSA/JSA	6/1/2014	(6)
		KTKA-TV-D3	CW	49.3	SSA/JSA	6/1/2014	(6)
		KSNT-TV(4)	NBC	27		6/1/2014	(6)
		KTMJ-CD	FOX	43		6/1/2014	(6)
Mason City, IA	153	KIMT-TV	CBS	42		2/1/2022
		KIMT-TV-DT2	MNTV	42.2		2/1/2022
Terre Haute, IN	155	WTHI-TV(4)	CBS	10		8/1/2013	(6)
		WTHI-TV-D2	FOX	10.2		8/1/2013	(6)
Lafayette, IN	189	WLFI-TV	CBS	11		8/1/2021

(1)	On February 12, 2013, LIN sold its equity interest in a joint venture with NBCUniversal Media, LLC. The joint venture was a limited partner in a business that owns television stations KXAS-TV, an NBC affiliate in Dallas, and KNSD-TV, an NBC affiliate in San Diego.

(2)	DMA estimates and rankings are taken from Nielsen Local Universe Estimates for the 2013-2014 Broadcast Season, effective September 28, 2013. There are 210 DMAs in the United States. All Nielsen data included herein represents Nielsen’s estimates, and Nielsen has neither reviewed nor approved the data included in this report.

(3)	LIN owns and operates all of its stations and digital channels except for those (i) noted as “LMA” which indicates stations to which LIN provides services under a local marketing agreement, (ii) noted as “SSA” which indicates stations to which LIN provides technical, engineering, promotional, administrative and other operational support services under a shared services agreement and (iii) noted as “JSA” which indicates stations to which LIN provides advertising sales services under a joint sales agreement.

(4)	WISH-TV includes a low-power station, WIIH-CD. WOOD-TV, WAVY-TV, KNVA-TV, KRQE-TV, KASA-TV, KOIN-TV, KSNT-TV, WLUK-TV and WWLP-TV each includes a group of low-power stations. KRQE-TV includes two satellite stations, KBIM-TV and KREZ-TV. KWBQ-TV includes one satellite station KRWB-TV. KHON-TV includes two satellite stations, KHAW-TV and KAII-TV. KSNW-TV includes KSNC(TV), KSNG(TV) and KSNK(TV) as satellite stations and KSNL-LD as a translator. LIN owns, operates or services all of these satellite stations and low-power stations, which broadcast either identical programming as the primary station or programming specific to such channel.

(5)	KBVO-TV is a full power satellite station of KXAN-TV and its primary affiliate is MyNetworkTV.

(6)	License renewal applications have been filed with the FCC and are currently pending.

Recent Acquisitions

On April 4, 2013, LIN acquired a 50.1% interest (calculated on a fully diluted basis) in HYFN, Inc. (“HYFN”), a full service digital advertising agency specializing in the planning, development, deployment and support for websites, mobile sites, interactive banners, games and various applications for multiple devices, for $7.2 million. Additionally, on April 9, 2013, LIN acquired a 60% interest (calculated on a fully diluted basis) in Dedicated Media, Inc. (“Dedicated Media”), a multi-channel advertisement buying and optimization company, for $5.8 million. Dedicated Media employs new technologies to create, plan and execute digital marketing campaigns on behalf of its clients.

On February 3, 2014, LIN Digital Media LLC, a wholly owned subsidiary of LIN, acquired 100% of the capital stock of Federated Media, a digital content and conversational marketing company. The purchase price totaled $22.3 million for working capital and was funded from cash on hand and amounts drawn on LIN’s revolving credit facility.

Principal Sources of Revenue

Local, national and political advertising revenues

LIN generates local, national and political advertising revenues principally from advertising time sold in its local news, network and syndicated programming. In general, advertising rates are based upon a variety of factors, including:

•	size and demographic markup of the market served by the television station;

•	a program’s popularity among television viewers;

•	number of advertisers competing for the available time;

•	availability of alternative advertising media in the station’s market area;

•	LIN’s overall ability to attract viewers;

•	LIN’s ability to attract viewers among particular demographic groups that an advertiser may be targeting; and

•	the effectiveness of LIN’s advertising sales force.

Retransmission consent fees

LIN has retransmission consent agreements with cable, satellite and telecommunications providers from which LIN earns retransmission consent fees for the right to carry LIN’s signals in their pay-television services to consumers.

Television station website revenues

LIN generates revenues through advertisements on its television stations’ websites and mobile applications.

Interactive revenues

LIN generates interactive revenues primarily by providing online advertising and media services through its online advertising and media services business, LIN Digital, Nami Media, HYFN and Dedicated Media.

Other revenues

Other revenues include barter of unsold advertising inventory for goods and services that are required to operate LIN’s television stations or are used in sales and marketing efforts. LIN also acquires certain syndicated programming by providing a portion of the available advertising inventory within the program, in lieu of cash payments.

Additionally, LIN receives other revenues from sources such as renting space on its television towers, renting its production facilities, copyright royalties and providing television production services. Finally, LIN earns fee income through shared services agreements for two stations located in the Albuquerque-Santa Fe market, under which LIN provides technical, engineering, promotional, administrative and other operational support services from stations that it owns and operates within the market. LIN also has shared services agreements and joint sales agreements for stations in the Dayton, Ohio, Savannah, Georgia, Topeka, Kansas and Youngstown, Ohio markets, pursuant to which LIN also provides advertising sales services.

Sources and Availability of Programming

LIN programs its television stations from the following program sources:

•	news and general entertainment programming that is produced by its local television stations;

•	network programming such as “CSI” or “Modern Family”;

•	syndicated programming: off-network programs, such as “Criminal Minds” or “How I Met Your Mother” and first-run programs, such as “Jeopardy”, “Entertainment tonight” or “Wheel of Fortune”;

•	paid programming: arrangements where a third party pays LIN stations for a block of time, generally in one-half hour or one hour time period to air long-term form advertising or “infomercials”; and

•	digital subchannel content affiliations or agreements such as “Bounce TV” and “Antenna TV.”

Locally produced news and general entertainment programming

LIN’s television stations and digital channels produce an aggregate of approximately 882 hours of local news programming per week that LIN broadcasts on all but seven of its stations. Local news programming also allows LIN greater control over its programming costs.

The number of weekly hours of network, local news and other local programming produced by LIN’s television stations and digital channels are as follows:

Network	DMA	DMA Rank	Station	Weekly Hours of Network Programming	Weekly Hours of Local News Programming	Weekly Hours of Other Local Programming	Network Affiliation End Date
ABC	Hartford-New Haven, CT	30	WTNH-TV	81	29	3	8/31/2017
	Grand Rapids-Kalamazoo-Battle Creek, MI	39	WOTV-TV	80	8	3	8/31/2017
	Savannah, GA	92	WJCL-TV	79	17	—	12/31/2018
	Youngstown, OH	113	WYTV-DT	78	20	—	8/31/2017
	Topeka, KS	134	KTKA-TV	78	19	—	12/31/2015
CBS	Portland, OR	22	KOIN-TV	95	31	1	9/18/2016
	Indianapolis, IN	26	WISH-TV	91	35	6	12/31/2014
	Birmingham, AL	44	WIAT-TV	96	22	1	12/31/2014
	Albuquerque-Santa Fe, NM	47	KRQE-TV	95	34	—	12/31/2014
	Buffalo, NY	52	WIVB-TV	87	30	1	12/31/2014
	Providence, RI-New Bedford, MA	53	WPRI-TV	92	32	6	12/31/2014
	Fort Wayne, IN	109	WANE-TV	96	24	—	12/31/2014
	Youngstown, OH	113	WKBN-TV	91	22	—	1/31/2017
	Mason City, IA	153	KIMT-TV	94	24	—	6/30/2015
	Terre Haute, IN	155	WTHI-TV	97	20	3	12/31/2014
	Lafayette, IN	189	WLFI-TV	95	23	—	12/31/2017
NBC	Grand Rapids-Kalamazoo-Battle Creek, MI	39	WOOD-TV	96	34	6	1/1/2017
	Norfolk-Portsmouth-Newport News, VA	45	WAVY-TV	95	35	5	1/1/2017
	Austin, TX	40	KXAN-TV	92	32	1	1/1/2017
	Dayton, OH	64	WDTN-TV	97	28	5	1/1/2017
	Wichita-Hutchinson, KS	67	KSNW-TV	96	30	—	1/1/2017
	Springfield-Holyoke, MA	114	WWLP-TV	95	34	6	1/1/2017
	Topeka, KS	134	KSNT-TV	96	24	—	1/1/2017
FOX	Norfolk-Portsmouth-Newport News, VA	45	WVBT-TV	26	14	—	12/31/2017
	Albuquerque-Santa Fe, NM	47	KASA-TV	26	19	5	12/31/2017
	Providence, RI-New Bedford, MA	53	WNAC-TV	26	16	—	12/31/2017
	Mobile, AL/Pensacola, FL	59	WALA-TV	26	34	5	12/31/2017
	Green Bay-Appleton, WI	70	WLUK-TV	26	43	7	12/31/2017
	Honolulu, HI	69	KHON-TV	27	27	—	12/31/2017
	Savannah, GA	92	WTGS-TV	26	7	—	12/31/2017
	Youngstown, OH	113	WYFX-LD	26	16	—	12/31/2017
	Topeka, KS	134	KTMJ-CD	26	15	—	12/31/2017
	Terre Haute, IN	155	WTHI-TV-D2	37	3	—	12/31/2017
CW	Austin, TX	40	KNVA-TV	20	14	—	9/17/2016
	Albuquerque-Santa Fe, NM	47	KWBQ-TV	20	—	—	9/17/2016
	Buffalo, NY	52	WNLO-TV	33	13	5	9/17/2016
	Mobile, AL/Pensacola, FL	59	WFNA-TV	20	—	3	9/17/2016
	Dayton, OH	64	WBDT-TV	20	14	—	9/17/2016
	Green Bay-Appleton, WI	70	WCWF-TV	20	—	1	9/17/2016
	Honolulu, HI	69	KHON-TV-D2	20	—	—	9/17/2020
	Topeka, KS	134	KTKA-TV-D2	20	—	—	9/17/2019

Network	DMA	DMA Rank	Station	Weekly Hours of Network Programming	Weekly Hours of Local News Programming	Weekly Hours of Other Local Programming	Network Affiliation End Date
MyNetworkTV	Indianapolis, IN	26	WNDY-TV	13	9	1	9/28/2014
	Hartford-New Haven, CT	30	WCTX-TV	10	9	3	9/28/2014
	Grand Rapids-Kalamazoo-Battle Creek, MI	39	WXSP-CD	10	4	—	9/28/2014
	Austin, TX	40	KBVO-TV	10	1	—	9/28/2014
	Albuquerque-Santa Fe, NM	47	KASY-TV	10	—	—	9/28/2014
	Providence, RI-New Bedford, MA	53	WNAC-TV-D2	11	1	6	9/28/2014
	Youngstown, OH	113	WYTV-DT-D2	10	10	4	9/28/2014
	Mason City, IA	153	KIMT-TV-D2	10	6	—	9/28/2014
Telemundo	Wichita- Hutchinson, KS	67	KSNG-TV-D2	168	—	—	12/31/2014

				2,789	882	87

Network programming

All of LIN’s stations are affiliated with one of the national television networks. LIN’s network affiliation agreements provide a local station certain exclusive rights and an obligation, subject to certain limited preemption rights, to carry the network programming. While the networks retain most of the advertising time within their programs for their own use, the local station also has the right to sell a limited amount of advertising time within the network programs. Other time periods, which are not programmed by the networks, are programmed by the local station, for which the local station retains substantially all of the advertising revenues. Networks also share certain of their programming with cable networks and make certain of their programming available through their website or on websites such as hulu.com, Netflix and Amazon Prime. These outlets compete with LIN for viewers in the communities served by LIN’s stations.

The programming strength of a particular national television network may affect a local station’s competitive position. LIN’s stations, however, are diversified among the various networks, reducing the potential impact of any one network’s performance. LIN believes that national television network affiliations remain an efficient means of obtaining competitive programming, both for established stations with strong local news franchises and for newer stations with greater programming needs. LIN’s affiliation agreements have terms with scheduled expiration dates ranging through September 17, 2020. These agreements are subject to earlier termination by the networks under specified circumstances, including a change of control, which would generally result from the acquisition of shares having 50% or more of the voting power of LIN.

Syndicated programming

LIN acquires the rights to programs for time periods in which it does not air its local news or network programs. These programs generally include first-run syndicated programs, such as “Jeopardy”, “Entertainment Tonight” or “Wheel of Fortune”, or reruns of current or former network programs, such as “Criminal Minds” or “How I Met Your Mother”. LIN pays cash for these programs or exchanges advertising time within the program for the cost of the program rights. LIN competes with other local television stations to acquire these programs. In addition, a television viewer can now choose to watch many of these programs on national cable networks or purchase these programs on DVDs or via downloads to computers, mobile video devices or web-based video players, which increases fragmentation of the local television audience.

Distribution of Programming

The programming that airs on LIN’s television stations can reach the television audience by one or more of the following distribution systems:

•	full-power television stations, including digital subchannels and stations LIN operates or services under local marketing agreement (“LMAs”), JSAs, SSAs or similar agreements;

•	cable television systems;

•	satellite television systems;

•	telecommunications systems;

•	internet, mobile and other digital services; and

•	low-power television stations.

Full-power television stations

LIN owns, operates or services 40 full-power television stations that operate on over-the-air channels 7 through 50. LIN’s full-power television stations include two full-power stations for which LIN provides programming, sales and other related services under grandfathered LMAs, six full-power stations and two digital channels for which LIN provides technical, engineering, promotional, administrative and other operational support services under SSAs (for four of these stations and the two digital channels LIN also provides advertising sales services under a JSA).

The FCC television licenses for the two full-power television stations for which LIN provides programming, sales and other related services under LMAs are not owned by LIN. Revenues generated by these stations contributed 4% to LIN’s net revenues for the year ended December 31, 2013. LIN incurs programming costs, operating costs and capital expenditures related to the operation of these stations, and retains all advertising revenues. In Providence and Austin, the two local markets where these stations are located, LIN owns and operates at least one other station. LIN has purchase options to acquire the FCC licenses for the LMA stations in Providence and Austin, which are exercisable if the legal requirements limiting ownership of these stations change.

The FCC television licenses for the six full-power television stations for which LIN provides technical, engineering, promotional, administrative and other operational support services under SSAs and other arrangements are also not owned by LIN. Revenues generated by these stations contributed 3% to LIN’s net revenues for the year ended December 31, 2013. In each of the five markets where these stations are located, LIN owns and operates at least one other station. LIN has purchase options to acquire the FCC licenses for the SSA stations in Albuquerque, Dayton, Savannah, Youngstown, and Topeka, which are exercisable if the legal requirements limiting ownership of these stations change.

Cable, satellite television and telecommunications systems

According to Nielsen, cable, satellite television and telecommunications companies currently provide video program services to approximately 90% of total U.S. television households, with cable and telecommunications companies serving 59% of U.S. households and direct broadcast satellite (“DBS”) providers serving 30%. As a result, cable, satellite television and telecommunications companies are not only primary competitors, but the primary means by which LIN’s television audience views its television stations. Most of LIN’s stations are distributed pursuant to retransmission consent agreements with MVPDs that operate in markets LIN serves. As of December 31, 2013, LIN had retransmission consent agreements with 159 distributors, including 154 Multiple System Operators (“MSOs”) and regional telecommunications companies, the two major satellite television providers, and two national telecommunications providers.

Internet, mobile and other digital services

LIN operates television station websites in 23 U.S. markets and offers a growing portfolio of Internet-based products and services that provide traditional and new audiences around-the-clock access to LIN’s trusted local news and information. LIN launched its mobile business in 2009 with iPhone and BlackBerry smartphone applications and has since launched Android and iPad applications. In addition, LIN launched SMS/text messaging, video blogging and other advanced interactive features that further extend the distribution of its content.

Low-power television stations

LIN owns and operates a number of low-power television stations. LIN operates these stations either as stand-alone or satellite stations. These low-power broadcast television stations are licensed by the FCC to provide service to substantially smaller areas than those of full-power stations.

In ten of LIN’s markets, Albuquerque, Austin, Grand Rapids, Green Bay, Indianapolis, Springfield, Norfolk-Portsmouth-Newport News, Portland, Wichita and Topeka, LIN uses its low power stations to extend the geographic reach of its primary stations in these markets. In Grand Rapids, LIN affiliated WXSP-CD, a group of low-power television stations, with MyNetworkTV, to cover substantially all of the local market. In Topeka and Youngstown, LIN has also affiliated the low power stations, KTMJ-CD and WYFX-LD, with the FOX network.

Seasonality

LIN’s advertising revenues are generally highest in the second and fourth quarters of each calendar year, due to higher advertising in the spring season and in the period leading up to and including the end-of-year holiday season. LIN’s operating results are also significantly affected by annual cycles, as advertising revenues are generally higher in even-numbered years due to additional revenues associated with political advertising related to local and national elections, and incremental advertising revenues associated with Olympic broadcasts.

The broadcasting industry is cyclical in nature and affected by prevailing economic conditions. Since LIN relies on sales of advertising for a substantial majority of its revenues, LIN’s operating results are sensitive to general economic and regional conditions in each local market where LIN operates.

Competitive Conditions in the Television Industry

The television broadcast industry has become highly competitive as a result of new technologies and new program distribution systems. In most local markets, LIN competes directly against other local broadcast stations and cable networks carried on cable, satellite television and telecommunication systems for audience. LIN also competes with online video services, including local news websites and websites such as hulu.com, Netflix and Amazon Prime, which provide access to some of the same programming, including network programming that LIN provides, and other emerging technologies. Many current and potential competitors have greater financing, marketing, programming and broadcasting resources than LIN. Technological innovation and the resulting proliferation of television entertainment alternatives, such as cable, satellite television and telecommunications video services, Internet, wireless, pay-per-view and video-on-demand, digital video recorders, DVDs and mobile video devices have fragmented television viewing audiences and have subjected free over-the-air television broadcast stations to new types of competition. As a result, LIN is experiencing increased competition for viewing audience and advertisers.

Employees

As of December 31, 2013, LIN employed 2,786 full time employees, 331 of which were represented by labor unions. LIN believes that its relations with its employees are satisfactory.

Properties

LIN maintains its corporate headquarters in Austin, Texas under an operating lease that expires on May 31, 2018.

Each of LIN’s stations has facilities consisting of offices, studios, sales offices and tower and transmitter sites. Tower and transmitter sites are located in areas that provide optimal coverage to each of LIN’s markets. LIN owns substantially all of the offices and studios where its stations are located and generally owns the property where its towers and primary transmitters are located. LIN leases the remaining properties, consisting primarily of office locations and microwave transmitter sites. While none of the station properties owned or leased by LIN are individually material to LIN’s operations, if LIN was required to relocate any of its towers, the cost could be significant. This is because the number of sites in any geographic area that permit a tower of reasonable height to provide good coverage of the market is limited, and zoning and other land use restrictions, as well as Federal Aviation Administration and FCC regulations, limit the number of alternative locations or increase the cost of acquiring them for tower sites.

Legal Proceedings

LIN is involved in various claims and lawsuits that are generally incidental to its business. LIN is vigorously contesting all of these matters. The outcome of any current or future litigation cannot be accurately predicted. LIN records accruals for such contingencies to the extent that it concludes that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. No estimate of the possible loss or range of loss can be made at this time because the inherently unpredictable nature of legal proceedings may be exacerbated by various factors, including: (i) the damages sought in the proceedings are unsubstantiated or indeterminate; (ii) discovery is not complete; (iii) the proceeding is in its early stages; (iv) the matters present legal uncertainties; (v) there are significant facts in dispute; or (vi) there is a wide range of potential outcomes. Although the outcome of these and other legal proceedings cannot be predicted, LIN believes that their ultimate resolution will not have a material adverse effect on LIN.

Following the March 21, 2014 announcement that LIN had entered into the LIN Merger Agreement, a putative shareholder class action lawsuit captioned Sciabacucchi v. LIN Media LLC, et al., Case No. 9530 was filed on April 11, 2014 in the Delaware Court of Chancery on behalf of purported shareholders of LIN against LIN, its directors, Mercury New Holdco, Inc., Mercury Merger Sub 1, Inc., Mercury Merger Sub 2, LLC and Media General (the “Defendants”) in connection with the LIN Merger. The lawsuit alleges that the LIN Board of Directors breached their fiduciary duties to LIN’s shareholders in connection with their consideration and approval of the LIN Merger by, among other things, failing to obtain the best price reasonable under the circumstances for the sale of LIN, and agreeing to deal protection provisions that allegedly make it less likely that the LIN Board of Directors will be able to consider alternative acquisition proposals. It also alleges that LIN, Media General, Mercury New Holdco, Inc., Mercury Merger Sub 1, Inc. and Mercury Merger Sub 2, LLC aided and abetted the LIN Board of Directors’ breach of fiduciary duties and seeks, among other things, damages, attorneys’ and experts’ fees and costs, an injunction to prevent the consummation of the proposed transaction unless and until LIN adopts and implements a procedure or process to obtain the highest possible price for its shareholders, and other relief that the court may deem just and proper.

LIN intends to defend the action vigorously; however, LIN is presently unable to predict the ultimate outcome of this litigation.

A second putative shareholder class action lawsuit challenging the proposed transaction, captioned Int’l Union of Operating Eng’rs Local 132 Pension Fund v. LIN Media LLC, et al., Case No. 9538, was filed on behalf of purported shareholders of LIN against the Defendants and HMC Capital Partners LLC (and several of its affiliates) on April 15, 2014 in the Delaware Court of Chancery. This action was voluntarily dismissed without prejudice on April 18, 2014.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the names, ages and positions of each of our executive officers and directors:

Name	Age	Position(s)
George L. Mahoney	62	President and Chief Executive Officer and Director
James F. Woodward	54	Senior Vice President — Finance and Chief Financial Officer
Deborah A. McDermott	59	Senior Vice President, Broadcast Markets
John A. Butler	57	Treasurer
Andrew C. Carington	45	Vice President, General Counsel and Secretary
James R. Conschafter	62	Vice President, Broadcast Markets
John R. Cottingham	63	Vice President, Broadcast Markets
Robert E. MacPherson	60	Vice President, Corporate Human Resources
Timothy J. Mulvaney	45	Controller and Chief Accounting Officer
Lou Anne J. Nabhan	59	Vice President, Corporate Communications
Robert M. Peterson	59	Vice President, Broadcast Markets
J. Stewart Bryan III	75	Chairman of the Board
Diana F. Cantor	56	Director
H. C. Charles Diao	56	Director
Dennis J. FitzSimons	63	Director
Soohyung Kim	39	Director
Marshall N. Morton	68	Director
Wyndham Robertson	76	Director
Howard Schrott	59	Director
Kevin Shea	52	Director
Thomas J. Sullivan	51	Director

George L. Mahoney is the President and Chief Executive Officer of Media General and has served in those capacities since January 2013. He has also been a Director of Media General since 2013. He served as Media General’s Vice President and Chief Operating Officer from August 2012 to December 2012; Vice President, Growth & Performance from October 2011 to August 2012; and Vice President, General Counsel and Secretary from 1993 to September 2011.

James F. Woodward has been Senior Vice President–Finance and Chief Financial Officer of Media General since November 2013 and Vice President of Finance and Chief Financial Officer of Media General since October 2011. From 2009 to September 2011, Mr. Woodward was Group Vice President, Growth and Performance. Previously, he was Vice President, Corporate Human Resources from 2005 to 2009. During his 31 years with Media General, he has served as Staff Accountant, Audit Manager, Assistant Controller of Richmond Newspapers, Manager of Human Resources Systems for the finance department, and as Director of Human Resources from 1999 to 2005.

Deborah A. McDermott has been Senior Vice President, Broadcast Markets, of Media General since November 2013. Previously she was the Chief Executive Officer of Young from January 2013 through November 2013 and served as President of Young since 2004. She served on the Young Board of Directors and its Audit Committee from April 2004 to August 2009. Prior to being named President, Ms. McDermott served as Executive Vice President/Operations for Young. Previous to that, she was Vice President and General Manager and, earlier, Station Manager of Young’s WKRN-TV in Nashville and had oversight over WATE-TV in Knoxville. In addition to her responsibilities with Young, Ms. McDermott is an active past chair of the ABC Affiliate Board of Governors, serves as a Director of the Truxton Trust Board as well as on its Compensation Committee, and is a member of the South Dakota State University Foundation Council of Trustees. Additionally she has recently been elected to her second term as a Director of the Country Music

Association Board (CMA). Ms. McDermott has also served on the National Association of Broadcasters (NAB) Television Board and the Television Bureau of Advertising (TVB) Board. She is a past president of the National Association of Television Programming Executives (NATPE), and previously served as a board member of Maximum Service Television (MSTV). In addition, she served on the board of the Committee of 200, a national group of top women CEOs. Among other civic activities, Ms. McDermott is currently serving as Chair of the Nashville Sports Council and on its Board of Directors, on the Board of Directors and the Executive Committee of the Ensworth School and on the Corporate Board of Directors of the Nashville Convention and Visitors Center.

John A Butler has been the Treasurer of Media General since September 2008. He served as Assistant Treasurer from 2005 to 2008 and Director of Treasury Management from 2003 to 2005. Mr. Butler was Vice President and Treasurer at SITEL Corp. from 2001 to 2003 and held various financial positions with Occidental Petroleum, Nissan Motor Corp. and US Airways from 1982 to 2001.

Andrew C. Carington has been Vice President, General Counsel and Secretary of Media General since October 2011. He served as Associate General Counsel of Media General from 2006 to September 2011; Counsel from 2001 to 2006; and Counsel – Georgia Pacific from 1999 to 2001. From 1995 to 1999 Mr. Carington was an associate at Huff, Poole & Mahoney PC.

James R. Conschafter has been Vice President of Broadcast Markets since July 2012. From 2010 to July 2012, Mr. Conschafter was President and Market Leader, Virginia-Tennessee. Beginning July 2009, he served in the same role for Media General’s North Carolina market. Prior to that, he had been Senior Vice President, Broadcast Stations, within Media General’s former broadcast division, since 2004. Mr. Conschafter joined Media General in 2000 with its acquisition of Spartan Communications, where he had served as a General Manager. He began at Media General as Vice President and General Manager of WSPA and two stations that are no longer owned by Media General. Earlier in his career, he held management and sales leadership positions at network-affiliated television stations in North Carolina, New York, Missouri and Ohio.

John R. Cottingham has been Vice President of Broadcast Markets since July 2012. From 2009 to July 2012, Mr. Cottingham served as President and Market Leader, Mid-South at Media General. He also had responsibility for Media General’s Florida market. Prior to assuming his current role, Mr. Cottingham had been Senior Vice President, Broadcast Stations, within Media General’s former broadcast division, since 2005. He joined Media General in 2001 as Vice President and General Manager of three stations, including WSPA in Spartanburg, S.C. Earlier in his career, he held management and sales leadership positions at a number of broadcast stations in North Carolina, Ohio and Indiana.

Robert E. MacPherson has been Vice President, Corporate Human Resources at Media General since July 2009. He was President of Media General Community Newspapers from 2005 to 2009, Group Publisher in Danville, Va. and Rockingham County, N.C. from 2004 to 2005, and held other Media General business and financial management positions from 1982 to 2004.

Timothy J. Mulvaney has been Chief Accounting Officer at Media General since January 2012 and Controller since 2009. He was Assistant Controller from 2005 to 2009, and Director of Accounting and Financial Reporting from 1999 to 2005. Mr. Mulvaney was with Ernst & Young LLP from 1991 to 1997.

Lou Anne J. Nabhan has been Vice President and Director of Corporate Communications at Media General since January 2001. Previously, Ms. Nabhan served as Vice President of Reynolds Metals Co. from 1998 to 2000, Director of Corporate Communications for Reynolds Metals from 1993 to 2000 and Director of Financial Communications for Reynolds Metals from 1984 to 1993.

Robert M. Peterson. Mr. Peterson has been Vice President, Broadcast Markets of Media General since November 2013. Previously, he was Vice President — Station Operations for Young since August 2012. From 2003 to 2012, he was the Vice President and General Manager of Young’s WRIC-TV, and in 2005 he added group responsibilities with management oversight of all Young stations’ technical facilities. He served as General Manager of Young’s WTEN-TV from 1990 to 2003, joining WTEN as Business Manager in December 1983 and adding program manager responsibilities in 1988. Prior to joining WTEN, he worked at WPRI-TV in Providence, RI. He began his career at the broadcasting corporate offices of Outlet Broadcasting, Inc. Prior to becoming an officer of Media General, Mr. Peterson was with Young for 23 years and in the industry for over 36 years.

J. Stewart Bryan III has been a director of Media General since 1974. Mr. Bryan is the Chairman of the Board of Directors and has served in that capacity for more than five years. He retired as an employee of Media General in 2008 and was Media General’s Chief Executive Officer from 1990 to July 2005; President from 1990 to 2001; and between 1985 and 1990, variously served as Vice Chairman of the board, Chief Operating Officer and Executive Vice President of Media General. He was the publisher of the Richmond Times-Dispatch from 1978 to 2005.

Diana F. Cantor has been a director of Media General since 2005. Mrs. Cantor is a partner with Alternative Investment Management, LLC, an independent, privately held investment management firm. She is the Chairman of the Virginia Retirement System, where she is also a member of the Audit and Compliance Committee and is responsible for the agency’s annual audit and budget. From 2008 to 2009, Mrs. Cantor was a Managing Director of New York Private Bank & Trust, the wealth management division of Emigrant Bank, where she managed wealth management professionals providing a full range of financial, trust, estate, tax planning and investment management services. From 1996 to 2007, she served as the Founder and Executive Director of the Virginia College Savings Plan, an independent agency of the Commonwealth of Virginia, and in that capacity, she actively supervised the preparation of that agency’s financial statements and worked closely with the agency’s independent auditors. She was Vice President of Richmond Resources, Ltd., a real estate development, construction and management company from 1990 to 1996. Mrs. Cantor held several positions, including Vice President, at Goldman, Sachs & Co. between 1985 and 1990. She previously was an associate at Kaye, Scholer, Fierman, Hays & Handler, a New York law firm, from 1983 to 1985. She also serves as a Director of Universal Corporation, where she is Chairman of the Finance Committee, and as a Director of Domino’s Pizza, Inc., where she is the Chairman of that board’s Audit Committee. She also is a Director of Revlon, Inc. and is a member of that Board’s Audit Committee.

H. C. Charles Diao has been a director of Media General since November 2013 and was a director of Young from 2012 until November 2013 and was a member of Young’s Compensation and Nominating Committees. He has served as the Vice President — Finance and Corporate Treasurer at Computer Sciences Corporation since 2012. From 2008 to 2012, he was the Managing Director and founder of Diao & Co. LLC, a firm that provided M&A and financial advisory services to corporate clients and investment management services to institutional family offices. Mr. Diao is currently a board member of North Atlantic Holding Company, where he has served on the Audit Committee since 2012. Mr. Diao has over 25 years of experience in the investment banking, financial advisory and investment management industries, including extensive experience with telecommunications and media companies. Throughout his career, he has held a variety of senior positions including: Managing Director and Group Head of the telecommunications and media group at Prudential Securities, Senior Managing Director and Group Head — Special Situations Credit at Bear Stearns, Chief Investment Officer at Diao Capital Management LLC, and founder and managing Director of Diao & Co. LLC.

Dennis J. FitzSimons has been a director of Media General since 2009. Mr. FitzSimons is the Chairman of McCormick Foundation, a charitable trust based in Chicago with over $1.5 billion in assets. From January 2003 until December 2007, he was the President and Chief Executive Officer of Tribune Company, one of the largest media companies in the nation. Mr. FitzSimons resigned from Tribune Company in December 2007 upon the sale of the company. In December 2008, the company declared bankruptcy. Mr. FitzSimons was also the Chairman of Tribune Company from 2004 to 2007, and served as that company’s Chief Operating Officer from 2000 until 2003, managing that company’s broadcasting, publishing and digital groups. Before that, he rose through the ranks of Tribune’s broadcast division, ultimately serving as its President and CEO with responsibility for the Company’s TV and radio stations, Tribune Entertainment and the Chicago Cubs.

Soohyung Kim has been a director of Media General since November 2013 and was a director of Young from 2011 until November 2013. Since 2012, Mr. Kim has been the Chief Executive Officer and Chief Investment Officer of Standard General, a New York-based registered investment advisor that he founded in 2007. Mr. Kim was formerly Director of Research and Founding Partner of Cyrus Capital Partners. Prior to that, he was a Principal at Och-Ziff Capital Management, where he helped launch its fixed income business. Mr. Kim is a member of the Board of Managers of ALST Casino Holdco, owner and operator of the Aliante Casino in Las Vegas, Nevada, and is a former Member of the Board of Greektown Superholdings. He is also a member of the Board of Directors of Greenwich House and the Stuyvesant Alumni Association.

Marshall N. Morton has been a director of Media General since 1997. Mr. Morton is the Vice Chairman of the Board of Directors and has served in that capacity since January 1, 2013. Mr. Morton retired in 2012 as the President and Chief Executive Officer of Media General after serving in those capacities since July 2005. He was Media General’s Chief Financial Officer from 1989 to July 2005, its Senior Vice President from 1989 to 2001 and Vice Chairman of the Board of Directors from 2001 to July 2005. He previously held various corporate positions with West Point-Pepperell, Inc.

Wyndham Robertson has been a director of Media General since 2012, and from 1996 to 2005. Miss Robertson retired in March 1996 as Vice President for Communications at the University of North Carolina, having served in that position for more than five years. She previously was an Assistant Managing Editor for Fortune magazine and worked with that organization for 24 years. She served as a director of Capital Cities/ABC from 1990 to 1995, as a director of The Equitable Companies Inc. from 1993 to 1996 and as a director of Wachovia Corporation from 1995 to 1998.

Howard Schrott has been a director of Media General since November 2013 and was a director of Young from 2012 until November 2013 and served as the chair of Young’s Audit Committee. Since February 2006, Mr. Schrott has been a Principal in Schrott Consulting, a management consulting firm servicing broadcasting, telecommunications and technology companies. Mr. Schrott has been a Director at Frontier Communications Corporation since 2005 and currently serves as the lead independent director and member of the Audit Committee of that company. He also serves as a Director of Gannaway Web Holdings, LLC. Mr. Schrott has been a Trustee at Butler University since 2010. Mr. Schrott was previously the Chief Financial Officer of The Liberty Corporation from 2001 to 2006. Mr. Schrott brings a wealth of financial and operational experience to the Board of Directors, having served as the Chief Financial Officer of three different companies in the media and technology space spanning 15 years and running his own management consulting firm. He has also served as a Director and Chairman of the Audit Committee of tw telecom inc. (formerly Time Warner Telecom Holdings Inc.) and the boards of Weather Central Holdings, Inc., Maverick Media and Wide Orbit, Inc.

Kevin Shea has been a director of Media General since November 2013 and was a director of Young from 2012 until November 2013 and was a member of Young’s Audit Committee and served as the Chairman of Young’s Compensation and Nominating Committees. He was previously the Chief Restructuring Officer of Young from 2010 to 2011. Mr. Shea has served on the Compensation and Audit Committees of Contec Limited since 2012, has served as the Chair of the Audit Committee at Endurance Business Media since 2013, and has been the sole member of the Board of Directors at ZipLocal Publishing since 2011. Mr. Shea has over 14 years of experience as a turnaround and restructuring professional, and from 2008 to 2013, Mr. Shea was a Managing Director at the consulting firm Loughlin Management Partners & Co. He also serves as President and Director of Ridgewood Crew, a not-for-profit youth rowing program in New Jersey, and on the Financial Advisory Board to the Ridgewood (NJ) Village Council.

Thomas J. Sullivan has been a director of Media General since November 2013 and was a director of Young from 2009 until November 2013 and was a member of Young’s Audit, Compensation and Nominating Committees. He was the Executive Chairman of Young from June 2012 until November 2013 and was the Senior Vice President, Finance and Chief Financial Officer of Young in 2012. Since 2009, Mr. Sullivan has been the Managing Partner of Smallwood Partners, LLC, a financial advisory services firm. Mr. Sullivan has served as a Director of Utility Services Partners since 2011, a member of the advisory board of Millennium Custodial Trust since 2010 and a Trustee of Accredited Mortgage Loan REIT since 2009. Previously, Mr. Sullivan was a Managing Director with Investcorp International, Inc., a global middle market private equity firm, and a Director at CCC Information Services Inc., where he served as Audit Committee Chairman and on the Compensation Committee.

Board Committees

The standing committees of the Board of Directors are the Audit Committee, the Compensation Committee and the Nominating & Governance Committee.

The Audit Committee consists of Mrs. Cantor (Chairman) and Messrs. FitzSimons, Schrott and Shea, each of whom is independent under the rules of the NYSE and the Securities and Exchange Commission. Messrs. Schrott and Shea, former directors of Young, joined the Committee in connection with the Company’s merger with Young in November 2013. Each member of the Committee also is an “audit committee financial expert.” This Committee has been established in accordance with the rules of the NYSE and the Securities Exchange Act of 1934 (Exchange Act) and oversees the audit function of the Company with regard to its internal auditors and its independent registered public accounting firm. The Committee meets with these internal and independent auditors, has sole authority to retain and terminate the Company’s independent auditors and reviews all quarterly and annual SEC filings made by the Company. The Audit Committee met five times during 2013.

The Compensation Committee consists of Miss Robertson and Messrs. Diao, Kim, Schrott and Shea. Messrs. Diao, Kim, Schrott and Shea, former directors of Young, joined the Committee in connection with the Company’s merger with Young in November 2013. All of the members of the Committee are independent under the rules of the NYSE. The Committee has general responsibility for employee compensation and makes recommendations to the Board with respect to the compensation of all Directors, officers and other key executives, including incentive-compensation plans and equity-based plans. The Committee receives recommendations from the Chief Executive Officer, and it receives reports and recommendations from the compensation consultants it has retained directly on both short-term and long-term executive and Director compensation matters. The Committee has the sole authority to retain, terminate and fix the compensation of any advisor it deems appropriate to assist it in the fulfillment of its responsibilities. In 2013, the Committee selected and directly retained the services of Pearl Meyer & Partners, LLC (PM&P), an independent executive compensation consulting firm. PM&P does not provide any other services to the Company and works with the Company’s management only on matters at the direction and under the supervision of the Compensation Committee. The Committee has assessed the independence of PM&P pursuant to SEC rules and concluded that no conflict of interest exists that would prevent PM&P from serving as an independent consultant to the Compensation Committee. The Compensation Committee periodically seeks input from PM&P on a range of external market factors, including evolving compensation trends, appropriate peer companies and market survey data. PM&P also provides general observations on the Company’s compensation programs, but it does not determine or recommend the amount or form of compensation for the named executive officers.

The Nominating & Governance Committee consists of Miss Robertson and Messrs. Diao (Chairman), Kim and Shea. Messrs. Diao, Kim and Shea joined the Committee in connection with the Company’s merger with Young in November 2013. All of the members of the Committee are independent under the rules of the NYSE. The Committee assists the Board with the identification and consideration of, and recommends to the Board, candidates qualified to become nominees for election as Directors of the Company. The Committee additionally is responsible for developing policies and practices relating to corporate governance, including the Company’s Principles of Corporate Governance and its Code of Business Conduct and Ethics. Under the terms of the Company’s Articles of Incorporation adopted in connection with the Company’s merger with Young, until the Company’s 2017 Annual Meeting of Stockholders, the Committee is to be comprised of five members, including at least 3 members who are former Young directors (or other directors designated by them). During that period, the Committee will have the exclusive right to nominate candidates by a majority vote of its members on behalf of the

Company for election to the Board of Directors and to appoint individuals to fill vacancies on the Board of Directors, subject to a right of a majority of the Board (including one affirmative vote of at least one former Young director) to reject any such nomination or appointment. The Nominating & Governance Committee met two times during 2013.

Future Composition of the Board of Directors

In accordance with the terms of our Articles of Incorporation, in connection with the 2014 Annual Meeting of the Stockholders of Media General, which occurred on April 24, 2014, the size of the Board of Directors was reduced from 14 to 11 members. Following the 2014 annual meeting, the number of directors may be any number fixed by the By-laws or by resolution adopted by the Board of Directors, except that from the period from the closing date through the 2017 Annual Meeting of the Stockholders, the number of directors of the board will continue to be 11 unless a change in number is approved by a majority of the directors of Media General who are Young designees. In no event may the board consist of fewer than three directors.

Post LIN Merger Governance

Under the terms of the LIN Merger Agreement, following the consummation of the LIN Merger, New Media General will have a board of directors consisting initially of eleven directors, seven of whom will be designated by Media General and four of whom will be designated by LIN. In addition, the non-executive chairman of the board of directors of New Media General will be designated by Media General.

Under the terms of the LIN Merger Agreement, Mr. Vincent L. Sadusky, the current President and Chief Executive Officer of LIN, will become the President and Chief Executive Officer of New Media General, at which time George L. Mahoney will cease to be the President and Chief Executive Officer of Media General. Under the terms of the draft articles of incorporation of New Media General, until the third anniversary of the LIN Merger, the Board of Directors of New Media General will not be permitted to remove Mr. Sadusky without cause without the approval of at least one director that was designated by LIN.

Mr. Sadusky has been the President and Chief Executive Officer and a director of LIN since July 2006. From August 2004 until July 2006, Mr. Sadusky served as Vice President, Chief Financial Officer and Treasurer of LIN. From 1999 until August 2004, Mr. Sadusky was Chief Financial Officer and Treasurer of Telemundo Communications Group, Inc., where he worked for over ten years. Prior to joining Telemundo Communications, he performed attestation and consulting services for seven years with Ernst & Young, LLC. Mr. Sadusky currently serves on the boards of International Game Technology (IGT) and Hemisphere Media Group, Inc. (HMTV). He was elected to the NAB Television Board of Directors beginning in June 2014. He was also the President and a board member of the Open Mobile Video Coalition (OMVC) in 2012 and a member and treasurer of the NBC Affiliates Board of Directors. He formerly served on the board of directors of JVB Financial Group, LLC and Maximum Service Television Inc. Mr. Sadusky received his BS in accounting from Penn State University, where he was a University Scholar, and his MBA from New York Institute of Technology.

On March 21, 2014, New Media General entered into an employment agreement (the “Employment Agreement”) with Mr. Sadusky, which provides for a term commencing on the consummation of the LIN Merger (the “Effective Date”) and ending on the fifth anniversary of the Effective Date (subject to earlier termination as provided therein). Pursuant to the Employment Agreement, Mr. Sadusky will be paid an annual base salary in the amount of $711,000 and, beginning with each fiscal year of New Media General during the employment period commencing January 1, 2015, will be eligible to receive an annual target bonus equal to $757,000, subject to adjustment as provided in the Employment Agreement.

If Mr. Sadusky’s employment is terminated by New Media General without Cause or by Mr. Sadusky for Good Reason (as such terms are defined in the Employment Agreement), in addition to accrued benefits, New Media General would pay or provide to Mr. Sadusky (i) a payment equal to one times (two times if such termination occurs in certain circumstances in anticipation of or within 24 months following a

Change in Control (as defined in the Employment Agreement), which does not include the LIN Merger) the sum of Mr. Sadusky’s base salary plus the annual bonus for the year prior to the year of termination and (ii) payment of or reimbursement for Mr. Sadusky’s health and dental benefit premiums for 12 months following termination (24 months if such termination occurs in anticipation of or within 24 months following a Change in Control). The severance will generally be paid in installments over the one-year period following termination, provided, that, if such termination occurs within 24 months following a Change in Control (as defined in the Employment Agreement) or within two years following the Effective Date, it will be paid in a lump sum. Payment of the severance is contingent upon Mr. Sadusky’s execution of a release of claims against New Media General and its subsidiaries. Upon a termination of employment other than by New Media General for Cause, Mr. Sadusky would also be entitled to a pro-rated bonus for the year of termination.

Mr. Sadusky is subject to covenants prohibiting competition with New Media General and its subsidiaries and solicitation of the employees, consultants, customers and suppliers of New Media General and its subsidiaries, in each case during the term of his employment and for the one-year period following his termination of employment for any reason. Mr. Sadusky is also subject to a perpetual covenant not to disclose the confidential information or trade secrets of New Media General and its subsidiaries.

SELLING STOCKHOLDERS

The table below sets forth certain information known to us with respect to the beneficial ownership of the shares of our Voting Common Stock held by each of the selling stockholders as of the date of this prospectus supplement, the number of shares of Voting Common Stock offered by each selling stockholder in this offering and the number of shares that will be beneficially owned by each selling stockholder following the offering. The number of shares beneficially owned prior to the offering reflects the shares of Voting Common Stock received by each named selling stockholder in connection with the Young Merger, which have been registered for resale in this prospectus supplement. To the extent we are aware that any of the named selling stockholders owns other shares of Voting Common Stock, we have disclosed this incremental share ownership in footnotes to the table. The selling stockholders may from time to time acquire additional shares of our Voting Common Stock in the ordinary course of their business.

In the table below, the percentage of shares beneficially owned is based on 87,750,613 shares of our Voting Common Stock and 828,885 shares of Non-voting Common Stock which in both cases were outstanding as of April 25, 2014. Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Unless indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned by them.

Beneficial Owner	Shares Beneficially Owned Prior to the Offering			Number of Shares of Voting Common Stock Offered	Shares Beneficially Owned After the Offering*
	Number of Shares of Voting Common Stock	Percent of Voting Common Stock	Percent of Voting Common Stock and Non-voting Common Stock		Number of Shares of Voting Common Stock	Percent of Voting Common Stock	Percent of Voting Common Stock and Non-voting Common Stock
Eaton Vance Floating Rate Income Trust(1)	171,695	0.20%	0.19%	129,485	42,210	0.05%	0.05%
Eaton Vance Institutional Senior Loan Fund(2)	941,765	1.07%	1.06%	710,236	231,529	0.26%	0.26%
Eaton Vance Limited Duration Income Fund(1)	428,872	0.49%	0.48%	323,436	105,436	0.12%	0.12%
Eaton Vance International (Cayman Islands) Floating-Rate Income Portfolio(3)	92,057	0.10%	0.10%	69,425	22,632	0.03%	0.03%
Eaton Vance Short Duration Diversified Income Fund(1)	84,751	0.10%	0.10%	63,915	20,836	0.02%	0.02%
Grayson & Co.(4)	1,632,198	1.86%	1.84%	1,230,930	401,268	0.46%	0.45%
Senior Debt Portfolio(5)	344,120	0.39%	0.39%	259,520	84,600	0.10%	0.10%
Pioneer Floating Rate Trust(6)	664,861	0.76%	0.75%	501,408	163,453	0.19%	0.18%
Oppenheimer Master Loan Fund, LLC(7)	1,523,336	1.74%	1.72%	1,148,831	374,505	0.43%	0.42%
Oppenheimer Senior Floating Rate Fund(7)	5,842,744	6.66%	6.60%	4,406,332	1,436,412	1.64%	1.62%
Guggenheim Funds Trust — Guggenheim High Yield Fund(8)	170,964	0.19%	0.19%	128,933	42,031	0.05%	0.05%
Talamod Master Fund L.P.(9)	36,530	0.04%	0.04%	27,549	8,981	0.01%	0.01%

*	Assumes that the option to purchase additional shares of Voting Common Stock granted to the underwriters by the selling stockholders is not exercised in connection with this offering. Unless otherwise stated, assumes that the selling stockholder did not acquire or dispose of any shares of Media General’s Voting Common Stock subsequent to the date of the Young Merger.

(1)	Pursuant to an investment advisory agreement between the stockholder and Eaton Vance Management (the “Eaton Vance Adviser”), the Eaton Vance Adviser is authorized to vote or dispose of the Voting Common Stock under the supervision of the stockholder’s Board of Trustees. The Eaton Vance Adviser is a wholly owned subsidiary of Eaton Vance Corp., a public company listed on the New York Stock Exchange. The Board of Trustees is comprised of a majority of Trustees who are not “interested persons” as defined in Section 2(a)(19) of the Investment Company Act of 1940 of the stockholder or of the Eaton Vance Adviser and its affiliates. Each of the stockholders is a closed-end investment company registered with the SEC. Common shares of the stockholder are listed on the New York Stock Exchange.

(2)	Pursuant to an investment advisory agreement between the stockholder and the Eaton Vance Adviser, the Eaton Vance Adviser is authorized to vote or dispose of the Voting Common Stock. The Eaton Vance Adviser is a wholly owned subsidiary of Eaton Vance Corp., a public company listed on the New York Stock Exchange. Shareholders of the stockholder have no rights to vote or dispose of the Common Stock.

(3)	Pursuant to an investment advisory agreement between Eaton Vance International (Cayman Islands) Floating-Rate Income Portfolio (formerly Eaton Vance Medallion Floating-Rate Income Portfolio) and the Eaton Vance Adviser, the Eaton Vance Adviser is authorized to vote or dispose of the Voting Common Stock. The Eaton Adviser is a wholly owned subsidiary of Eaton Vance Corp., a public company listed on the New York Stock Exchange. Shareholders of the stockholder have no rights to vote or dispose of the Common Stock.

(4)	Grayson & Co. is a partnership whose sole purpose is to act as nominee name for Floating-Rate Portfolio, an open-end investment company registered with the SEC (the “Fund”). The partners of Grayson & Co. have no rights to the assets of the Fund and are not authorized to vote or dispose of the Voting Common Stock. Pursuant to an investment advisory agreement between the Fund and Boston Management and Research (the “BMR Adviser”), the BMR Adviser is authorized to vote or dispose of the Voting Common Stock under the supervision of the Fund’s Board of Trustees. The Board of Trustees is comprised of a majority of Trustees who are not “interested persons” as defined in Section 2(a)(19) of the Investment Company Act of 1940 of the Fund or of the BMR Adviser and its affiliates. As of October 31, 2013, Eaton Vance Floating-Rate Fund owned 85.30% and Eaton Vance Floating-Rate & High Income Fund owned 12.84% of the Fund. These controlling entities are open-end investment companies registered with the SEC whose shares are sold by broker-dealers and other financial intermediaries and are widely held.

(5)	Pursuant to an investment advisory agreement between the stockholder and the BMR Adviser, the BMR Adviser is authorized to vote or dispose of the Voting Common Stock under the supervision of the stockholder’s Board of Trustees. The Board of Trustees is comprised of a majority of Trustees who are not “interested persons” as defined in Section 2(a)(19) of the Investment Company Act of 1940 of the stockholder or of the BMR Adviser and its affiliates. As of October 31, 2013, Eaton Vance Floating-Rate Advantage Fund owned 98.48% of the stockholder. The controlling entity is an open-end investment company registered with the SEC whose shares are sold by broker-dealers and other financial intermediaries and are widely held.

(6)	Pioneer Floating Rate Trust (“PFRT”) is a closed-end management investment company that is listed on the New York Stock Exchange under the symbol “PHD.” Its investment adviser, Pioneer Investment Management, Inc. (“PIM”), has the power to vote or dispose of the shares of Voting Common Stock of PFRT pursuant to the investment management agreement between PIM and PFRT. PIM is wholly owned by Pioneer Investment Management USA Inc., a Delaware corporation (“PIM USA”). PIM USA is wholly owned by Pioneer Global Asset Management S.p.A., an Italian corporation, which is wholly owned by UniCredit S.p.A., a publicly traded Italian corporation.

(7)	Shares are held of record by certain investment funds managed by OppenheimerFunds, Inc. (“OppenheimerFunds”). OppenheimerFunds may be deemed to have voting and investment power over the shares and be beneficial owners of the shares. OppenheimerFunds disclaims any beneficial ownership.

(8)	Formerly known as Security Income Fund, High Yield Securities.

(9)	Talamod Asset Management, LLC has the sole voting or dispositive power over the Voting Common Stock owned by Talamod Master Fund L.P. and its managing member is Andersen Fisher.

The number of shares being offered by the selling stockholders may increase or decrease from the numbers indicated in this preliminary prospectus supplement. Any such change could be material. In addition, one or more of the selling stockholders may ultimately not sell in this offering, and one or more selling stockholders not listed above may sell in the offering.

DESCRIPTION OF THE LIN MERGER AGREEMENT

The following description of the LIN Merger Agreement and related documents is a summary of certain terms contained in such documents but does not describe all of their terms. This summary is qualified in its entirety by the contents of the LIN Merger Agreement and related documents, which have been filed by Media General with the Securities & Exchange Commission and are incorporated by reference herein. Potential investors in the Voting Common Stock are urged to review these documents in their entirety prior to making an investment decision.

On March 21, 2014, Media General, a Virginia corporation, Mercury New Holdco, Inc., a Virginia corporation and direct wholly owned subsidiary of Media General (“New Holdco”), Mercury Merger Sub 1, Inc., a Virginia corporation and a direct, wholly owned subsidiary of New Holdco (“Merger Sub 1”), Mercury Merger Sub 2, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of New Holdco (“Merger Sub 2”), and LIN Media LLC, a Delaware limited liability company (“LIN”), entered into an Agreement and Plan of Merger (the “LIN Merger Agreement”) pursuant to which Merger Sub 1 will, upon the terms and subject to the conditions thereof, merge with and into Media General (the “Media General Merger”), with Media General surviving the Media General Merger as a wholly owned subsidiary of New Holdco, and immediately following the consummation of the Media General Merger, Merger Sub 2 will merge with and into LIN (the “LIN Media Merger” and together with the Media General Merger, the “Mergers”), with LIN surviving the LIN Media Merger as a wholly owned subsidiary of New Holdco.

Transaction Structure

Upon the Media General Merger becoming effective (the “Media General Merger Effective Time”), (a) each share of Voting Common Stock of Media General (the “Media General Voting Shares”), or fraction thereof, issued and outstanding immediately prior to the Media General Merger Effective Time will be converted into the right to receive one share of New Holdco voting common stock (the “New Holdco Voting Shares”) (the ratio of one share of our Voting Common Stock to one New Holdco Voting Share, the “Media General Voting Exchange Ratio”), or equal fraction thereof and (b) each share of Non-Voting Common Stock of Media General (the “Media General Non-Voting Shares”), or fraction thereof, issued and outstanding immediately prior to the Media General Merger Effective Time will be converted into the right to receive one share of New Holdco non-voting common stock (the “New Holdco Non-Voting Shares” and, together with the New Holdco Voting Shares, the “New Holdco Shares”) (the ratio of one share of our Non-Voting Common Stock to one New Holdco Non-Voting Share, the “Mercury Non-Voting Exchange Ratio”), or equal fraction thereof, in each case, upon the terms and subject to the conditions set forth in the LIN Merger Agreement. Upon the Media General Merger Effective Time, each share certificate or book-entry share that represented Media General Voting Common Stock or Media General Non-Voting Common Stock shall represent an equal number of New Holdco Voting Shares or New Holdco Non-Voting Shares without any action on behalf of the shareholders of Media General.

Upon the LIN Media Merger becoming effective (the “LIN Merger Effective Time”), each Class A, Class B and Class C common share of LIN (the “LIN Common Shares”), issued and outstanding immediately prior to the LIN Merger Effective Time will be converted at the election of the holder thereof, into the right to receive either (a) $27.82 in cash without interest (the “Cash Election Consideration”) or (b) 1.5762 shares of New Holdco Voting Shares (the “Stock Election Consideration”) (the ratio of one share of Class A, Class B or Class C common shares of LIN to 1.5762 shares of New Holdco Voting Shares, the “LIN Exchange Ratio”), upon the terms and subject to the conditions set forth in the LIN Merger Agreement (excluding shares that are: (x) held in LIN’s treasury, (y) owned, directly or indirectly, by LIN or any of its subsidiaries or Media General or any of its subsidiaries or (z) held by shareholders of LIN, if any, who properly exercise their appraisal rights under Delaware law, if available (such shares held by such shareholders, the “LIN Dissenting Shares”)). Each of such shares described in (x) and (y) will automatically be cancelled and retired, with no consideration being paid or payable in respect thereof.

The total number of LIN Common Shares that will be converted into the right to receive the Cash Election Consideration will be capped at 27,426,312 minus the number of LIN Dissenting Shares (the

“Cash Election Cap”). In the event that the number of LIN Common Shares electing the Cash Election Consideration exceeds the Cash Election Cap, the consideration received by such holders will be adjusted, on a pro rata basis, so that New Holdco Voting Shares will be issued in lieu of cash in such amount necessary to cause the total amount of LIN Common Shares receiving the Cash Election Consideration to be capped at the Cash Election Cap. If the Stock Election Consideration is oversubscribed, the consideration received by the holders of LIN Common Shares electing the Stock Election Consideration will be adjusted, on a pro rata basis, so that cash will be paid in lieu of New Holdco Voting Shares in an amount necessary to cause the total amount of LIN Common Shares receiving the Cash Election Consideration to equal the Cash Election Cap.

The LIN Merger Agreement provides that (i) outstanding equity-based awards held by employees and directors of Media General as of immediately prior to the Media General Effective Time will become equity-based awards of New Holdco, on the same terms and conditions and will be exercisable for, convertible into or may be settled for New Holdco Voting Shares based on the Media General Voting Exchange Ratio and (ii) certain outstanding equity-based awards held by employees and directors of LIN as of immediately prior to the LIN Merger Effective Time will become equity-based awards of New Holdco, on the same terms and conditions and will be exercisable for, convertible into or may be settled for New Holdco Voting Shares, provided that the number of New Holdco Voting Shares subject to such equity-based awards and the per share exercise price thereof will be adjusted based on the LIN Exchange Ratio. In addition, if the holder of certain unvested equity-based awards of LIN is involuntarily terminated by New Holdco within twelve (12) months after the LIN Merger Effective Time (other than for cause), all of the then-unvested equity-based awards held by such holder shall become fully vested upon such termination.

Governance

New Holdco will have a board of directors consisting initially of eleven directors, four of whom will be designated by LIN and seven of whom will be designated by us. In addition, the non-executive chairman of the board of directors of New Holdco will be designated by Media General.

Under the terms of the LIN Merger Agreement, Mr. Vincent L. Sadusky, the current President and Chief Executive Officer of LIN, will become the President and Chief Executive Officer of New Holdco. Under the terms of the articles of incorporation of New Holdco, until the third anniversary of the LIN Merger, the Board of Directors of New Holdco will not be permitted to remove Mr. Sadusky without cause without the approval of at least one director that was designated by LIN. If Mr. Sadusky ceases to be the President and Chief Executive Officer of LIN at any time prior to the completion of the Media General Merger, Media General will, after consulting with LIN, be entitled to select another person to be the President and Chief Executive Officer of New Holdco as of the LIN Merger.

Prior to the Media General Merger, we will take all requisite action so that, immediately after the Media General Merger, the corporate name of New Holdco will be “Media General, Inc.” In addition, following the closing of the LIN Merger, the headquarters and principal executive offices of the combined company will be located in Richmond, Virginia. It is anticipated that New Holdco or its subsidiaries will maintain a significant presence in Austin, Texas.

Conduct of our Businesses Pending the LIN Merger

Prior to the closing of the LIN Merger, except as expressly permitted by the LIN Merger Agreement or unless otherwise consented to in writing by the other party (such consent not to be unreasonably withheld, conditioned or delayed), we and LIN have agreed that we will, and will cause our respective subsidiaries to, conduct our business in all material respects in the ordinary course and use our reasonable best efforts to maintain our FCC licenses and our rights and those of our subsidiaries thereunder and to preserve intact in all material respects our current business organization, ongoing businesses and significant relationships with third parties.

Unless otherwise permitted under the LIN Merger Agreement, or to the extent the other party otherwise consents in writing (such consent not to be unreasonably withheld, conditioned or delayed), both we and LIN have generally agreed that we will not:

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declare or pay any dividends or make any distributions with respect to any of our capital stock, limited liability company interests or other equity securities (other than intercompany dividends and distributions);

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split, recapitalize, subdivide, combine or reclassify any of our capital stock, limited liability company interests or other equity interests or issue or authorize any other securities in respect of shares of our capital stock, limited liability company interests or other equity interests;

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purchase, redeem or otherwise acquire any shares of our capital stock, limited liability company interests or other equity interests (including with respect to LIN, other than intercompany purchases or redemptions);

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with respect to LIN, issue, deliver, sell, pledge or otherwise encumber or subject to any lien (other than certain permitted liens), any of its limited liability company interests or other equity interests, or any rights, warrants, options or securities exercisable, convertible or exchangeable for, or the value of which is determined in reference to, any such limited liability company interests or other equity interests, except for (i) issuances pursuant to the conversion of LIN Class B common shares to LIN Class A common shares or of LIN Class C common shares to LIN Class A common shares, or (ii) issuances of LIN class A common shares upon the exercise or settlement of LIN equity grants in the ordinary course of business;

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with respect to Media General, issue, deliver, sell, pledge or otherwise encumber or subject to any lien (other than certain permitted liens), any shares of our capital stock or other equity interests, or any rights, warrants, options or securities exercisable, convertible or exchangeable for, or the value of which is determined in reference to, any such shares of capital stock or other equity interests, except for (i) issuances pursuant to the conversion of our Voting Common Stock to our Non-Voting Common Stock or of our Non-Voting Common Stock to our Voting Common Stock, or (ii) grants and awards of stock options and other stock-based awards in the ordinary course of business and issuances of our Voting Common Stock upon the exercise of stock options or the settlement of stock-based awards;

•	amend our organizational documents or any organizational documents of any of our subsidiaries (subject to limited exceptions);

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(i) acquire or agree to acquire, through a merger or otherwise, any other person or entity, or (ii) outside the ordinary course of business, otherwise acquire any assets or properties, in an aggregate amount (measuring clauses (i) and (ii) collectively) in excess of $10 million (provided that any related party transactions will require the consent of the other party to the LIN Merger Agreement);

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with respect to LIN, sell, lease, exclusively license, subject to any lien (other than certain permitted liens), or otherwise dispose of any of its properties or assets (including intellectual property), other than in the ordinary course of business without material effect to the business of LIN and its subsidiaries (but in no event may LIN or any of its subsidiaries participate in any spectrum auction involving the sale of its spectrum) or to comply with the governmental and regulatory provisions of the LIN Merger Agreement;

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with respect to Media General, sell, lease, exclusively license, subject to any lien (other than certain permitted liens), or otherwise dispose of any of our properties or assets (including intellectual property), other than (i) in the ordinary course of business without material effect to our business and that of our subsidiaries, (ii) for consideration with a fair market value of less than $250,000, individually, or $1 million in the aggregate, or (iii) to comply with the governmental and regulatory provisions of the LIN Merger Agreement;

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with respect to LIN, incur, or materially amend the terms of, any indebtedness, except for borrowings under its existing credit facility in the ordinary course of business so long as the outstanding indebtedness under such credit facility does not exceed certain amounts;

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with respect to Media General, incur any indebtedness, except for borrowings incurred in the ordinary course of business or to fund acquisitions permitted by the LIN Merger Agreement and except for borrowings and financing related to the LIN Merger;

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with respect to LIN, make any loans, advances or capital contributions to, or investments in, any person or entity other than itself or its wholly owned subsidiaries and ordinary course advances and reimbursements to employees;

•	with respect to LIN, change in any respect its accounting methods or principles or change an annual accounting period, except as required by changes in GAAP or applicable law;

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make, change or revoke any material tax election, settle, compromise (other than any settlement or compromise not greater than $100,000) or consent to any extension or waiver of the limitation period applicable to any audit, assessment or claim for material taxes, amend any material tax return, enter into any closing agreement with any governmental entity regarding material taxes or surrender any claim for a refund of material taxes;

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with respect to LIN, other than in the ordinary course of business consistent with past practice, terminate, amend, enter into or renew any material contract, or waive, release or assign any rights or claims under a material contract, except for the termination of any material contract pursuant to its terms;

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modify or accede to the modification of any of our FCC licenses if doing so is reasonably likely to be materially adverse to the interests of the combined company and its subsidiaries in the operation of television broadcast stations or, with respect to LIN, fail to provide Media General with a copy of (and a reasonable opportunity to review and comment on) any application to modify any of LIN’s FCC licenses reasonably in advance of filings with the FCC;

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apply to the FCC for any construction permit that would restrict the party’s stations’ operations or make any material change in the assets of the party’s stations that is not in the ordinary course of business, except as may be necessary or advisable to maintain effective transmission of the party’s station signals within such station’s service area;

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make or authorize any new capital expenditures other than pursuant to the party’s capital expenditure budget or any other capital expenditures to address exigent circumstances that (i) do not exceed $250,000 individually or $1 million, in the aggregate, or (ii) are made after consultation with the other party;

•	with respect to LIN, except to the extent required by its benefit plans, labor agreements or employment agreements:

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grant or pay any increase in severance or termination pay, compensation or benefits of any current or former director, officer or employee (except in the ordinary course of business and consistent with past practice to employees that are not officers or directors and whose annual compensation would not exceed $250,000 after giving effect to any such increase);

•	grant or award any stock options or other stock-based awards to any director, officer or employee;

•	accelerate the payment, funding or vesting of any benefit provided to any current or former director, officer or employee; or

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enter into, waive, adopt or modify any benefit plan, labor agreement or employment agreement with any current or former director or officer or any employee whose annual compensation would exceed $250,000 after giving effect to such action (except in the ordinary course of business and consistent with past practice);

•	with respect to LIN, acquire any shares of capital stock of Media General or any other equity securities of Media General;

•	adopt or enter into a plan of complete or partial liquidation, dissolution or other reorganization;

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with respect to LIN, pay, discharge or settle any litigation, arbitration, proceeding or claim which would reasonably be expected to limit or restrict the operation of its business or that of the combined company in any material respect, or would require the payment of an amount in excess of $500,000 in the aggregate, after taking into account any insurance proceeds available therefor; or

•	agree to take, make any commitment to take, or cause either our or LIN’s Board of Directors to adopt any resolutions approving, any such actions listed above.

Restrictions on LIN’s Solicitation of Acquisition Proposals

Under the LIN Merger Agreement, LIN was required to immediately cease all existing discussions as of March 21, 2014 with any other person relating to alternative acquisition proposals or acquisition inquiries. In addition, LIN has agreed that it will not and will cause its subsidiaries not to and will use its reasonable best efforts to cause its and its subsidiaries’ representatives not to, directly or indirectly:

•	solicit, initiate, knowingly encourage or knowingly facilitate the making, submission or announcement of any acquisition proposal or acquisition inquiry with respect to LIN;

•	furnish any non-public information regarding it or any of its subsidiaries to any person in connection with or in response to an acquisition proposal or acquisition inquiry with respect to LIN;

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engage in discussions or negotiations with any person relating to any acquisition proposal or acquisition inquiry with respect to LIN (other than discussions in the ordinary course of business that are unrelated to an acquisition proposal or acquisition inquiry);

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approve, endorse or recommend any acquisition proposal or acquisition inquiry with respect to LIN or withdraw or propose to withdraw its approval and recommendation of the LIN Merger Agreement and the Mergers; or

•	enter into any letter of intent, agreement in principle, merger, acquisition, purchase or joint venture agreement or other similar agreement for any alternative transaction with respect to LIN.

Notwithstanding the foregoing restrictions, if LIN receives a bona fide unsolicited written acquisition proposal prior to receiving the approval of the Mergers by its shareholders, LIN may (i) provide information to such person following such person’s execution of a confidentiality agreement no less restrictive than the confidentiality agreement executed by us and (ii) enter into negotiations with such person regarding such person’s acquisition proposal, provided that:

•	such acquisition proposal did not result from a breach of LIN’s non-solicitation obligations in the LIN Merger Agreement;

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LIN’s Board of Directors determines in its good faith judgment, after consulting with outside counsel and a nationally recognized third-party financial advisor, that such acquisition proposal constitutes or would reasonably be expected to lead to a superior offer for LIN;

•	failing to take such actions would be reasonably likely to be inconsistent with the board’s fiduciary duties under applicable law;

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LIN must give us notice prior to taking any such actions and, within 24 hours, provide us with any non-public information provided to such persons making an acquisition proposal not previously provided to us; and

•	LIN may not directly or indirectly reimburse or pay the expenses of, or provide compensation to, any such person who makes an acquisition proposal or acquisition inquiry.

LIN’s Board of Directors may not (i) modify or withdraw its recommendation of the LIN Merger Agreement and the Mergers in a manner adverse to us, (ii) approve or recommend, or propose publicly to approve or recommend, with respect to, an alternative acquisition proposal for LIN or (iii) approve or recommend, or propose publicly to approve or recommend, or cause LIN or its subsidiaries to enter into any agreement in respect of an acquisition proposal for LIN (other than a confidentiality agreement in compliance with the LIN Merger Agreement). However, the LIN Board of Directors may change its recommendation (other than in connection with an acquisition proposal) prior to LIN receiving the approval of the Mergers by its shareholders if the LIN Board of Directors determines in its good faith judgment, after consulting with outside counsel, that failing to take such action would be reasonably likely to be inconsistent with the Board’s fiduciary duties under applicable law. LIN must provide us with four business days prior written notice of such action.

LIN must promptly advise us of any acquisition proposal or acquisition inquiry made with respect to LIN, including the identity of the person making such proposal or inquiry and the terms thereof, prior to the earlier of the effective time of the LIN Merger and the termination of the LIN Merger Agreement. In addition, LIN must keep us informed on a current basis regarding the material developments in status and terms related to an acquisition proposal or specific acquisition inquiry, including whether such proposal or inquiry has been withdrawn or rejected and any material changes to the terms thereof.

An “acquisition inquiry” means an inquiry, indication of interest or request for non-public information from a third party that could reasonably be expected to lead to an acquisition proposal.

An “acquisition proposal” means any offer or proposal of a third party contemplating or otherwise relating to any transaction or possible transaction or series of related transactions with a person or group (as defined in the Exchange Act) concerning any:

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merger, consolidation, business combination, share exchange, joint venture or similar transaction involving us or LIN, as applicable, or any of our or LIN’s subsidiaries, pursuant to which such person or group would own 20% or more of our or LIN’s consolidated assets, revenues or net income, as applicable, and those of our or LIN’s subsidiaries, taken as a whole;

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sale, lease, license or other disposition of our or LIN’s assets, as applicable, (including equity interests of any of its subsidiaries), or any subsidiary of us or LIN, as applicable, representing 20% or more of our or LIN’s consolidated assets, revenues or net income, as applicable, and those of our or LIN’s subsidiaries, taken as a whole;

•	issuance or sale or other disposition of equity interests representing 20% or more of our or LIN’s issued and outstanding equity securities, as applicable;

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transaction or series of transactions in which any person or group would acquire beneficial ownership or the right to acquire beneficial ownership of equity interests representing 20% or more of our or LIN’s issued and outstanding equity securities, as applicable; or

•	any combination of the foregoing.

A “specific acquisition inquiry” means an acquisition inquiry which, in response thereto, LIN determines to provide or make available to the third party making such acquisition inquiry certain information regarding LIN.

A “superior offer” for LIN means a bona fide written acquisition proposal (except that references in the definition of acquisition proposal to “20%” will be replaced by “50%”) with respect to LIN that is determined by its Board of Directors, in its good faith judgment, after consulting with a nationally recognized third party financial advisor and outside legal counsel, and after taking into account all the terms of the acquisition proposal (including, without limitation, the legal, financial and regulatory aspects of such proposal, the availability of any financing, the identity of the person making such proposal, the anticipated time of completion of the proposed transaction and the conditions for completion of such proposal), (i) to be more favorable, from a financial point of view, to LIN’s shareholders than the Mergers contemplated by the LIN Merger Agreement (taking into account any revisions proposed by us to the LIN Merger Agreement and other transaction documents) and (ii) is reasonably expected to be consummated.

Change of Recommendation by LIN’s Board of Directors in Connection with a Superior Offer

LIN’s Board of Directors may change its recommendation in connection with a superior proposal if, prior to the approval of the LIN Merger by LIN’s shareholders:

•	LIN receives a bona fide unsolicited acquisition proposal that did not result from a violation of the restrictions described in “Restrictions on LIN’s Solicitation of Acquisition Proposals” above;

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LIN’s Board of Directors determines in its good faith judgment, after consulting with its outside legal counsel and a nationally recognized third party financial advisor, that such acquisition proposal constitutes a superior offer for LIN;

•	LIN provides four business days prior notice to Media General that it intends to take such action and the reasons for such action;

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to the extent requested by Media General during the applicable notice period, LIN negotiates in good faith with Media General with respect to any revisions to the LIN Merger Agreement so that such acquisition proposal ceases to constitute a superior offer; and

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LIN’s Board of Directors continues to believe, following any such negotiations with respect to revisions, in its good faith judgment, after consulting with its outside counsel and a nationally recognized third-party financial advisor, that such acquisition proposal constitutes a superior offer and that the failure to take such action would reasonably be likely to be inconsistent with the board’s fiduciary duties under applicable law.

We may terminate the LIN Merger Agreement following a change of recommendation by LIN’s Board of Directors, and in such event, LIN will be required to pay us a termination fee of $57,300,000.

Termination by LIN in Connection with a Superior Offer

LIN may terminate the LIN Merger Agreement to enter into an agreement for a superior proposal if, prior to the approval of the LIN Merger by LIN’s shareholders:

•	LIN receives a bona fide unsolicited acquisition proposal that did not result from a violation of the restrictions described in “Restrictions on LIN’s Solicitation of Acquisition Proposals” above;

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LIN’s Board of Directors determines in its good faith judgment, after consulting with its outside counsel and a nationally recognized third-party financial advisor, that such acquisition proposal constitutes a superior offer for LIN;

•	LIN provides four business days prior notice to Media General that it intends to take such action and the reasons for such action;

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to the extent requested by Media General during the applicable notice period, LIN negotiates in good faith with Media General with respect to any revisions to the LIN Merger Agreement so that such acquisition proposal ceases to constitute a superior offer;

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LIN’s Board of Directors continues to believe, following any such negotiations with respect to revisions, in its good faith judgment, after consulting with its outside counsel and a nationally recognized third-party financial advisor, that such acquisition proposal constitutes a superior offer and that the failure to take such action would reasonably be likely to be inconsistent with the board’s fiduciary duties under applicable law; and

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LIN pays Media General a termination fee of $57,300,000 upon termination (except under circumstances described below, where LIN may be entitled to pay Media General a lesser termination fee of $26,600,000).

Restrictions on Media General’s Solicitation of Acquisition Proposals

We are required to immediately cease all existing discussions with any other person relating to alternative acquisition proposals or acquisition inquiries. In addition, we have agreed that we will not and will cause our respective subsidiaries not to and will use our reasonable best efforts to cause our and our subsidiaries’ representatives not to, directly or indirectly:

•	solicit, initiate, knowingly encourage or knowingly facilitate the making, submission or announcement of any acquisition proposal or acquisition inquiry with respect to the Company;

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furnish any non-public information regarding it or any of its subsidiaries to any person in connection with or in response to an acquisition proposal or acquisition inquiry with respect to the Company;

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engage in discussions or negotiations with any person relating to any acquisition proposal or acquisition inquiry with respect to the Company (other than discussions in the ordinary course of business that are unrelated to an acquisition proposal or acquisition inquiry);

•	approve, endorse or recommend any acquisition proposal or acquisition inquiry with respect to the Company; or

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enter into any letter of intent, agreement in principle, merger, acquisition, purchase or joint venture agreement or other similar agreement (other than a confidentiality agreement as discussed below) for any alternative transaction with respect to the Company.

Notwithstanding the foregoing, if we receive a bona fide unsolicited written acquisition proposal prior to receiving the approval of the Merger by our shareholders, we may (i) provide information to such person following such person’s execution of a confidentiality agreement no less restrictive than the confidentiality agreement executed by LIN and (ii) enter into negotiations with such person regarding such person’s acquisition proposal, provided that:

•	such acquisition proposal did not result from a breach of our non-solicitation obligations in the LIN Merger Agreement;

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our Board of Directors determines in its good faith judgment, after consulting with outside counsel and a nationally recognized third party financial advisor, that such acquisition proposal constitutes or would reasonably be expected to lead to a superior offer for us;

•	failing to take such actions would be reasonably likely to be inconsistent with our Board’s fiduciary duties under applicable law;

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we must give LIN notice prior to taking any such actions and, within 24 hours, provide LIN with any non-public information provided to such persons making an acquisition proposal not previously provided to LIN; and

•	we may not directly or indirectly reimburse or pay the expenses of, or provide compensation to, any such person who makes an acquisition proposal or acquisition inquiry.

Our Board of Directors may not (i) modify or withdraw its recommendation of the LIN Merger Agreement and the Mergers in a manner adverse to LIN, (ii) approve or recommend, or propose publicly to approve or recommend, an alternative acquisition proposal for us or (iii) approve or recommend, or propose publicly to approve or recommend, or cause us or our subsidiaries to enter into any agreement in respect of an acquisition proposal for us (other than a confidentiality agreement in compliance with the LIN Merger Agreement). However, our Board of Directors may change its recommendation (other than in connection with an acquisition proposal) prior to our receiving the approval of the Mergers by our shareholders if:

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our Board of Directors determines in its good faith judgment, after consulting with outside counsel, that failing to take such action would be reasonably likely to be inconsistent with our Board’s fiduciary duties under applicable law;

•	we provide four business days prior notice to LIN that we intends to take such action and the reasons for such action;

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to the extent requested by LIN during the applicable notice period, we negotiate in good faith with LIN with respect to any revisions to the LIN Merger Agreement as would obviate the need for the our Board of Directors to change its recommendation; and

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our Board of Directors continues to believe, following any such negotiations with respect to revisions, in its good faith judgment, after consulting with outside legal counsel, that the failure to change its recommendation would be reasonably likely to be inconsistent with our Board’s fiduciary duties under applicable law.

We must promptly advise LIN of any acquisition proposal made with respect to the Company, including the identity of the person making such proposal and the terms thereof, prior to the earlier of the effective time of the LIN Merger and the termination of the LIN Merger Agreement. In addition, we must keep LIN informed on a current basis regarding the material developments in status and terms related to an acquisition proposal, including whether such proposal has been withdrawn or rejected and any material changes to the terms thereof.

Conditions to the LIN Merger

The LIN Merger Agreement contains customary closing conditions, including the following conditions that apply to the obligations of both Media General and LIN to consummate the LIN Merger:

•	expiration or termination of the waiting period under the HSR Act;

•	receipt of all necessary consents from the FCC;

•	absence of any order in effect issued by a U.S. federal or state court of competent jurisdiction preventing the consummation of the Mergers;

•	the SEC shall have declared the registration statement on Form S-4 effective and no stop order suspending effectiveness shall have been issued;

•	the shares of New Holdco voting common stock to be issued in connection with the Mergers shall be approved for listing on the NYSE, subject to an official notice of issuance;

•	the necessary amendments to our Articles of Incorporation shall have been filed, become effective, and be in full force and effect prior to the effective time of the Media General Merger;

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the accuracy of the representations and warranties of the other party (with certain exceptions for inaccuracies that are de minimis or would not reasonably be expected to have a material adverse effect on the party making such representations and warranties) and receipt of an officer’s certificate to that effect;

•	the performance in all material respects by each party of all obligations required to be performed by it under the LIN Merger Agreement and receipt of an officer’s certificate to that effect;

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no event or change that would be reasonably likely to have a material adverse effect on the other party shall have occurred since March 21, 2014 and the receipt of an officer’s certificate to that effect;

•	third-party consents under certain material contracts shall have been obtained; and

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receipt of a written opinion from its legal counsel to the effect that for U.S. federal income tax purposes the Media General Merger and the LIN Media Merger, taken together, will qualify as a transaction described in Section 351 of the Code.

Termination

The LIN Merger Agreement may be terminated at any time prior to the consummation of the LIN Merger:

•	by mutual consent of the Company and LIN in a written instrument;

•	by either the Company or LIN:

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if any U.S. federal or state court of competent jurisdiction shall have issued a final and nonappealable order permanently prohibiting or making the LIN Merger unlawful, provided that the terminating party must have complied with certain of its obligations under the LIN Merger Agreement with respect to such order;

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if the special meeting of our shareholders (including any adjournments and postponements thereof) is held and completed and the shareholder approvals required with respect to the LIN Merger were not obtained;

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if the closing of the LIN Merger has not occurred on or before March 21, 2015 (however, if the only conditions not satisfied are the expiration or termination of the waiting period under the HSR Act and the receipt of all necessary consents from the FCC, then the outside date will be automatically extended to June 21, 2015), unless the failure to close by such date is due to the failure of the terminating party to perform its covenants and agreements contained in the LIN Merger Agreement;

•	by the Company:

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if the closing conditions relating to the accuracy of LIN’s representations and warranties or fulfillment of LIN’s covenants cannot be satisfied due to a breach by LIN of its representations and warranties or covenants contained in the LIN Merger Agreement, which breach is not cured by the outside date or within 30 days of notice of such breach, or which by its nature or timing cannot be cured prior to the outside date;

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if the special meeting of LIN’s shareholders (including any adjournments and postponements thereof) is held and completed and the shareholder approval required with respect to the LIN Merger was not obtained;

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at any time prior to the special meeting of LIN’s shareholders, if (i) LIN has breached its obligations with respect to its special meeting or its no solicitation obligations, (ii) LIN’s Board of Directors fails to include its recommendation in a joint proxy statement/prospectus or changes its recommendation, or (iii) LIN’s Board of Directors fails to reaffirm its recommendation within 10 business days after our request to do so following an acquisition proposal (or an intention to make an acquisition proposal) with respect to LIN becoming public (provided that we may only terminate pursuant to (ii) or (iii) above for a five business day period following such event or the expiry of such 10 business day period);

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if actions to obtain the approval or consent of the regulatory authorities, together with changes to the FCC’s rules occurring after the date of the LIN Merger Agreement, would result in the LIN television stations losing annual broadcast cash flow in excess of a specified amount;

•	by LIN:

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if the closing conditions relating to the accuracy of our representations and warranties or fulfillment of our or the merger subsidiaries’ covenants cannot be satisfied due to a breach by us of our representations and warranties or covenants contained in the LIN Merger Agreement, which breach is not cured by the earlier of the outside date or within 30 days of notice of such breach, or which by its nature or timing cannot be cured prior to outside date;

•

at any time prior to the special meeting of our shareholders, if (i) we have breached our obligations with respect to our special meeting or our no solicitation obligations, (ii) our Board of Directors fails to include its recommendation in a joint proxy statement/prospectus or changes its recommendation, or (iii) our Board of Directors fails to reaffirm its recommendation within 10 business days after LIN’s request to do so following an acquisition proposal (or an intention to make an acquisition proposal) with respect to the Company becoming public (provided that LIN may only terminate pursuant to (ii) or (iii) above for a five business day period following such event or the expiry of such 10 business day period); or

•

by LIN, at any time prior to the special meeting of LIN’s shareholders, in order to enter into a definitive agreement to accept a superior offer as further described in “Termination by LIN in Connection with a Superior Offer” above.

Termination Fee

We must pay to the holders of LIN common shares a termination fee of $55,100,000 if:

•

LIN terminates the LIN Merger Agreement due to (i) a breach by us of our obligations with respect to our special meeting or our no solicitation obligations, (ii) a failure by our Board of Directors to include its recommendation in a joint proxy statement/prospectus or if it changes its recommendation, or (iii) a failure of our Board of Directors to reaffirm its recommendation within 10 business days after LIN’s request to do so following an acquisition proposal (or an intention to make an acquisition proposal) with respect to the Company becoming public (provided that LIN may only terminate pursuant to (ii) or (iii) above for a five business day period following such event or the expiry of such 10 business day period);

•

we or LIN terminate the LIN Merger Agreement because the LIN Merger has not been consummated by the outside date and (i) prior to such termination a bona fide acquisition proposal with respect to the Company shall have been made and (ii) on or prior to the first anniversary of such termination we complete an acquisition transaction or enter into a definitive agreement with respect to an acquisition transaction that is subsequently consummated;

•

we or LIN terminates the LIN Merger Agreement because our shareholders do not approve the LIN Merger and (i) prior to the special meeting of our shareholders an acquisition proposal with respect to the Company shall have been publicly made and such acquisition proposal has not been withdrawn prior to such special meeting and (ii) on or prior to the first anniversary of such termination we complete an acquisition transaction or enters into a definitive agreement with respect to an acquisition transaction that is subsequently consummated; or

•

LIN terminates the LIN Merger Agreement because (x) the closing conditions relating to the accuracy of our representations and warranties or fulfillment of our or the merger subsidiaries’ covenants cannot be satisfied due to a breach by us of our representations and warranties or covenants contained in the LIN Merger Agreement, which breach is not cured by the earlier of March 21, 2015 or within 30 days of notice of such breach, or which by its nature or timing cannot be cured prior to March 21, 2015, and (y)(i) prior to such termination a bona fide acquisition proposal with respect to the Company shall have been made and (ii) on or prior to the first anniversary of such termination we complete an acquisition transaction or enters into a definitive agreement with respect to an acquisition transaction that is subsequently consummated.

LIN must pay us a termination fee of $57,300,000 if:

•

we terminate the LIN Merger Agreement due to (i) a breach by LIN of its obligations with respect to its special meeting or its no solicitation obligations, (ii) a failure by LIN’s Board of Directors to include its recommendation in the joint proxy statement/prospectus or if it changes its recommendation, or (iii) a failure of LIN’s Board of Directors to reaffirm its recommendation within 10 business days after our request to do so following an acquisition proposal (or an intention to make an acquisition proposal) with respect to LIN becoming public (provided that we may only terminate pursuant to (ii) or (iii) above for a five business day period following such event or the expiry of such 10 business day period);

•

LIN terminates the LIN Merger Agreement to enter into an agreement with respect to a superior offer, as described in “Termination by LIN in Connection with a Superior Offer” above, provided, that if (x) LIN terminates the LIN Merger Agreement to enter into an agreement with respect to a superior offer received prior to May 15, 2014, (y) the party meeting such superior offer made an acquisition proposal that the LIN Board of Directors determined would reasonably be expected to lead to a superior offer prior to April 25, 2014 and (z) LIN terminates the agreement within one business day after the conclusion of the notice period during which we have the right to re-negotiate the LIN Merger Agreement with respect to such superior offer, LIN will be entitled to pay a lesser termination fee of $26,000,000;

•

we or LIN terminate the LIN Merger Agreement because the LIN Merger has not been consummated by the outside date and (i) prior to such termination a bona fide acquisition proposal with respect to LIN shall have been made and (ii) on or prior to the first anniversary of such termination LIN completes an acquisition transaction or enters into a definitive agreement with respect to an acquisition transaction that is subsequently consummated;

•

we terminate the LIN Merger Agreement because (x) the closing conditions relating to the accuracy of LIN’s representations and warranties or fulfillment of LIN’s covenants cannot be satisfied due to a breach by LIN of its representations and warranties or covenants contained in the LIN Merger Agreement, which breach is not cured by the earlier of March 21, 2015 or within 30 days of notice of such breach, or which by its nature or timing cannot be cured prior to March 21, 2015, and (y)(i) prior to such termination a bona fide acquisition proposal with respect to LIN shall have been made and (ii) on or prior to the first anniversary of such termination LIN completes an acquisition transaction or enters into a definitive agreement with respect to an acquisition transaction that is subsequently consummated; or

•

we terminate the LIN Merger Agreement because LIN’s shareholders do not approve the Mergers and (i) prior to the special meeting of LIN’s shareholders an acquisition proposal with respect to LIN shall have been publicly made and such acquisition proposal has not been withdrawn prior to such special meeting and (ii) on or prior to the first anniversary of such termination LIN completes an acquisition transaction or enters into a definitive agreement with respect to an acquisition transaction that is subsequently consummated.

Other Terms of the LIN Merger Agreement

The LIN Merger Agreement contains customary representations, warranties and covenants for a transaction of this nature. The LIN Merger Agreement also contains customary mutual pre-closing covenants, including the obligation of LIN and Media General to conduct their respective businesses in all material respects in the ordinary course and to refrain from taking certain specified actions without the consent of the other party.

We and LIN have agreed in the LIN Merger Agreement to use our commercially reasonable best efforts to obtain the approvals and consents required in connection with the LIN Merger. Our and LIN’s obligations to obtain the requisite consents and approvals from regulatory authorities is subject to certain limitations, including that we are not required to agree to take actions or to make divestitures that may be required by the regulatory authorities in order to obtain such approvals and consents if taking such actions or making such divestitures would result in the LIN television stations losing annual broadcast cash flow exceeding a specified amount.

Description of the Standard General Voting Agreement

On March 21, 2014, in connection with the execution of the LIN Merger Agreement, we, LIN, Standard General Fund, L.P. and Standard General Communications, LLC (along with Standard General Fund, L.P., the “SG Shareholders”) entered into a voting and support agreement (the “SG Voting Agreement”). As of March 21, 2014, the SG Shareholders held (in the aggregate) approximately 30% of our outstanding shares of common stock.

Pursuant to the terms of the SG Voting Agreement, prior to the earlier of the effective time of the LIN Merger or the termination of the LIN Merger Agreement, the SG Shareholders agreed to vote or execute consents with respect to the shares of our Voting Common Stock owned by them (i) in favor of the proposal to approve the issuance of the New Holdco Shares pursuant to the LIN Merger and the proposal to amend our Articles of Incorporation to provide for certain governance arrangements of the Company and (ii) against (x) any acquisition proposal other than the Mergers contemplated by the LIN Merger Agreement, (y) any transaction that would reasonably be expected to result in a breach of any covenant, representation or warranty or other obligation of ours contained in the LIN Merger Agreement or of an SG Shareholder contained in the SG Voting Agreement or (z) any transaction that is intended to or would reasonably be expected to prevent, delay or adversely affect the Mergers.

The SG Voting Agreement automatically terminates upon the earlier of (i) the effective time of the LIN Merger and (ii) the termination of the merger agreement in accordance with its terms.

Description of the LIN Shareholders’ Voting Agreements

On March 21, 2014, in connection with the execution of the LIN Merger Agreement, we, LIN and certain shareholders of LIN party thereto, which we refer to as the “LIN Supporting Shareholders,” entered into the HMC Voting Agreement and the Carson Voting Agreement, which we refer to collectively as the “LIN Voting Agreements.”

Pursuant to the terms of the LIN Voting Agreements, LIN Supporting Shareholders holding approximately 99% of the issued and outstanding Class B shares of LIN and all of the issued and outstanding Class C shares of LIN agreed to vote or execute consents in favor of the approval and adoption of the LIN Merger Agreement and the Mergers contemplated thereby and against (i) any acquisition proposal with respect to LIN or any other merger, dissolution or business combination other than the Mergers contemplated by the LIN Merger Agreement, (ii) any action or proposal to amend the LIN organizational documents, (iii) any transaction that would reasonably be expected to result in a breach of any covenant, representation or warranty or other obligation of LIN contained in the LIN Merger Agreement or of a LIN shareholder contained in the LIN Voting Agreements and (iv) any transaction that is intended to or would reasonably be expected to prevent, delay or adversely affect the Mergers. In addition, the LIN Supporting Shareholders agreed not to transfer any shares of LIN’s common stock held by them prior to the earlier of the LIN Merger or the termination of the LIN Merger Agreement other than (i) pursuant to the LIN Merger Agreement in accordance with its terms, (ii) with our prior written consent, (iii) certain transfers in compliance with the Securities Act or to the limited partners of certain LIN Supporting Shareholders, but only up to a certain amount, (iv) transfers to certain affiliates, and (v) certain transfers of LIN Class A shares.

Except as permitted under the LIN Merger Agreement, the LIN Supporting Shareholders also agreed to (and to cause their respective representatives to) cease all discussions with any person relating to any acquisition proposal or acquisition inquiry in respect of LIN and agreed not to (and to use reasonable best efforts to cause their respective representatives not to) prior to the earlier of the LIN Merger or the termination of the LIN Merger Agreement, directly or indirectly: (i) solicit any acquisition inquiries or acquisition proposals for LIN, (ii) furnish any non-public information regarding LIN or any of its subsidiaries to any person who has made an acquisition inquiry or acquisition proposal for LIN, (iii) engage in discussions or negotiations with any person who has made any acquisition inquiry or acquisition proposal for LIN (other than discussions in the ordinary course of business that are unrelated to an acquisition inquiry or acquisition proposal) or (iv) enter into any agreement with respect to any acquisition inquiry or acquisition proposal for LIN. These LIN Supporting Shareholders also agreed not to, prior to the earlier of the LIN Merger or the termination of the LIN Merger Agreement, convert any LIN Class B shares into Class A or Class C shares or convert any LIN Class C shares into Class A shares.

With respect to the HMC voting agreement entered into with affiliates of Hicks Muse & Co. Partners, L.P., which we refer to as the “HMC Shareholders,” the HMC Shareholders agreed not to, from and after the closing date, transfer any shares of New Holdco Shares held by such shareholders other than (i) with the prior written consent of New Holdco, (ii) transfers solely to tender shares into a tender or exchange offer which the New Holdco Board of Directors has approved or recommended or upon which the New Holdco Board of Directors has expressed no opinion or in connection with a merger that has been approved or recommended by the New Holdco Board of Directors, (iii) transfers to certain affiliates, (iv) transfers at any time during which the HMC Shareholders and their affiliates, together beneficially own less than five percent of the issued and outstanding New Holdco Shares, (v) transfers to limited or general partners in full or partial liquidation of such shareholder in accordance with its governing documents, and (vi) if John R. Muse is not a director of New Holdco at the time of the transfer, any transfer in compliance with Rules 144(e) and 144(f) under the Securities Act. Additionally, with respect to New Holdco and New Holdco Shares, each HMC shareholder agreed not to form a group, make or participate in any solicitation of proxies or initiate any shareholder proposal.

The LIN Voting Agreements automatically terminate upon the earlier of the effective time of the LIN Merger or the termination of the LIN Merger Agreement in accordance with its terms, except that the provisions of the HMC Voting Agreement applicable to periods after the closing of the Mergers terminate when the HMC Shareholders and their affiliates cease, in the aggregate, to beneficially own any New Holdco Shares.

DESCRIPTION OF INDEBTEDNESS

The following description of certain debt instruments of Media General and LIN is a summary of certain terms contained in such documents but does not describe all of their terms. This summary is qualified in its entirety to the contents of the instruments governing the debt of Media General and LIN, which have been filed by Media General and LIN, respectively, with the Securities & Exchange Commission. Potential investors in the Voting Common Stock are urged to review these documents in their entirety prior to making an investment decision.

Media General Indebtedness

Media General Credit Agreement

Media General is a party to a Credit Agreement, dated as of July 31, 2013 (the “Media General Credit Agreement”), with the Royal Bank of Canada, as the administrative agent, and the other agents and lenders party thereto. The Media General Credit Agreement includes (1) a $60 million, 5-year revolving credit facility that matures on July 31, 2018 and (2) an $885 million, 7-year term loan that matures on July 31, 2020.

The interest rate on the revolving credit facility accrues at a rate of LIBOR plus 2.75%. When no borrowings are outstanding, we pay a 0.5% commitment fee. The interest rate on the term loan accrues at a rate of LIBOR plus 3.25% (3.00% if our Consolidated Total Net Leverage Ratio (the ratio of Consolidated Net Debt to Consolidated EBITDA for the most recent rolling eight-quarter period) is less than 4.00:1), with a 1.00% LIBOR floor.

The term loan and indebtedness under the revolving credit facility may be optionally prepaid at any time with no premium or penalty, provided that any prepayment of the term loan in connection with a Repricing Transaction within one year of the initial draw under the facility requires payment of a 1% prepayment premium. In addition, term loans are required to be repaid with (1) 50% of excess cash flow (25% if the Consolidated First Lien Net Leverage Ratio is less than 2.5:1.0 and 0% if such ratio is less than 2.0:1.0), (2) 100% of the net cash proceeds of certain asset sales (with an option to reinvest such proceeds rather than repay the term loans) and (3) the proceeds of certain incurrences of indebtedness.

The Media General Credit Agreement contains covenants which impose restrictions on our ability to, among other things, and subject to exceptions, incur additional debt, incur or assume any liens, enter into capital leases, make any investments, consummate acquisitions, complete asset dispositions, enter into mergers or consolidations or sell all or substantially all of our assets, enter into certain transactions with affiliates, and make restricted payments (including share repurchases and dividends). The Media General Credit Agreement also contains a total net leverage ratio covenant (the ratio of debt to a rolling eight-quarter calculation of EBITDA, as defined in the agreement). The agreement also contains customary events of default, including failure to make payments when due, covenant defaults, breaches of representations and warranties, cross-defaults, entry into bankruptcy proceedings, certain judgments, certain ERISA events, the invalidity of loan documentation, a change of control (as defined in the agreement), termination of a broadcast license which has a material adverse effect, and defaults under the Shield Media Credit Agreement.

The Media General Credit Agreement term loan is guaranteed by our subsidiaries, and we have pledged substantially all of our assets as collateral for the loans.

On April 15, 2014, Media General, certain of its subsidiaries, Royal Bank of Canada, as administrative agent, the lenders and other parties thereto, entered into Amendment No. 1 (“Amendment No. 1”) to the Media General Credit Agreement, which is effective as of the date of consummation of the LIN Merger and subject to the satisfaction of other closing conditions specified in Amendment No. 1, and which will automatically amend and restate the Media General Credit Agreement in the form attached to Amendment No. 1. The form of amended and restated Media General Credit Agreement includes various administrative and implementing provisions in connection the consummation of the LIN Merger, the operations of the successor entities and the consummation of the related financing to be entered into in connection therewith, as such financing is specified in the Commitment Letter.

Shield Media Credit Agreement

Shield Media LLC and Shield Media Lansing LLC (“Shield Media”), companies with which we have SSAs/JSAs for two stations, are parties to a $32 million term loan facility, dated as of July 31, 2013 (the “Shield Media Credit Agreement”), with the Royal Bank of Canada, as administrative agent and collateral agent, and the other agents and lenders party thereto.

The loan matures on July 31, 2018, and the borrowers are required to repay an amount each quarter beginning with the quarter ended March 31, 2014 (1.875% per quarter during 2014 and 2015 and 2.5% per quarter during 2016, 2017 and 2018 until maturity). Interest accrues at a rate equal to LIBOR plus the lesser of (1) 3.25% and (2) the applicable margin in the Media General Credit Agreement.

The term loan and indebtedness under the revolving credit facility may be optionally prepaid at any time with no premium or penalty. In addition, term loans are required to be repaid with (1) 100% of the net cash proceeds of certain asset sales (with an option to reinvest such proceeds rather than repay the term loans) and (2) the proceeds of certain incurrences of indebtedness.

The Shield Media Credit Agreement also contains covenants which are similar in nature to those in the Media General Credit Agreement, but scaled to Shield Media’s smaller size. Additionally, the Shield Media Credit Agreement has more specific covenants regarding the operation of the Shield Media business and requires that each Shield Media holding company that controls a Shield Media station limit its activities to the performance of its obligations under the Shield Media credit documents, and activities incidental thereto, including owning a Shield Media station and the performance of its obligations under and activities related to the applicable shared services agreement. In addition, the Shield Media Credit Agreement requires Shield Media to comply with a consolidated fixed charge coverage ratio (a ratio of fixed charges (interest, debt payments, capital expenditures and taxes) to EBITDA, calculated on a rolling eight-quarter basis, as defined in the agreement.) of no less than 1.00:1.00. The agreement also contains customary events of default, including failure to make payments when due, covenant defaults, breaches of representations and warranties, cross-defaults, entry into bankruptcy proceedings, certain judgments, certain ERISA events, the invalidity of loan documentation, a change of control (as defined in the agreement), the termination of a broadcast license which has a material adverse effect, and defaults under the Media General Credit Agreement.

The Shield Media term loans are guaranteed by Media General, and we have pledged substantially all of our assets as collateral for the Shield Media loans, on a pari passu basis with the Media General Credit Agreement.

Media General Debt Commitment

On March 21, 2014, in connection with signing the LIN Merger Agreement, Media General entered into a commitment letter (the “Commitment Letter”) with Royal Bank of Canada (“RBC”) for a commitment with respect to the financing required by Media General to consummate the LIN Merger. The Commitment Letter provides for an aggregate $1,600,000,000 senior secured credit facility, consisting of the following:

•	an incremental senior secured revolving facility in an aggregate principal amount of $90,000,000 (the “Incremental Revolving Facility”);

•

an incremental senior secured Term A facility in an aggregate principal amount of $600,000,000 (less (i) the aggregate principal amount of all refinancings or permanent prepayments of existing debt of Media General or LIN or any of their respective subsidiaries prior to the closing of the LIN Merger and (ii) a portion of the facility up to $100 million or such greater amount mutually agreed that is instead borrowed by one or more third parties) (the “Incremental Term A Facility”); and

•	an incremental senior secured Term B facility in an aggregate principal amount of $910,000,000 (the “Incremental Term B Facility”).

Pursuant to the Commitment Letter, RBC agreed to act as administrative agent, and RBC Capital Markets, LLC agreed to act as sole lead arranger and book-running manager for the debt financing, on the terms and subject to the conditions set forth therein. Pursuant to the Commitment Letter, the loans are expected to bear interest at LIBOR plus (a) for Term B loans, 2.75% (with a LIBOR floor of 0.75%) and (b) for Term A Loans, 2.50%. The Incremental Revolving Facility is expected to mature on the fifth anniversary of the closing date, the Incremental Term A Facility is expected to mature on the fifth anniversary of the closing date and amortize in quarterly installments with a final balloon payment due at maturity, and the Incremental Term B Facility is expected to mature on July 31, 2020 and amortize in equal quarterly installments equal to 1% of the original principal amount of the facility during each year with a final balloon payment at maturity. The covenants, defaults, prepayments, guarantees and security are expected to be the same as in the Media General Credit Agreement.

The Commitment Letter contains conditions to funding of the debt financing customary for commitments of this type, including satisfaction of the conditions to the LIN Merger Agreement, the absence of a Target Material Adverse Effect (defined in the Commitment Letter in a manner consistent with the LIN Merger Agreement), solvency of Media General after giving effect to the transactions contemplated by the LIN Merger Agreement, delivery of customary financial information, accuracy of certain fundamental representations and warranties and other customary conditions. There can be no assurance that we satisfy all of the conditions in the Commitment Letter, that the facilities if funded will be on the terms described above, or that we will not seek alternative financing in connection with the consummation of the Lin Merger.

The Commitment Letter was amended and restated on April 23, 2014 in order to join the following financial institutions with Royal Bank of Canada as commitment parties and joint lead arrangers in connection with the debt financing for the proposed merger: Capital One, N.A., Deutsche Bank AG New York Branch, SunTrust Bank and U.S. Bank National Association (and certain of their respective affiliates).

LIN Indebtedness

In connection with the LIN Merger, it is currently expected that substantially all of LIN Television’s outstanding indebtedness will be repaid or satisfied and discharged at or prior to the closing of the LIN Merger, other than the $290 million aggregate principal amount of LIN Television’s 2021 Notes, which it is currently expected will remain outstanding following the consummation of the LIN Merger.

2021 Notes

LIN Television’s 2021 Notes mature on January 15, 2021. At any time prior to January 15, 2017, at the option of the issuer, LIN Television’s 2021 Notes may be redeemed at a redemption price equal to 100% of the principal amount of the notes redeemed plus a “make-whole” premium. Beginning on January 15, 2017, all or a portion of LIN Television’s 2021 Notes can be redeemed at a redemption price equal to 103.188% of the principal amount of the notes redeemed, declining to 101.594% on January 15, 2018 and 100% on January 15, 2019. In addition, prior to January 15, 2016, up to 35% of LIN Television’s 2021 Notes can be redeemed with the proceeds of one or more equity offerings at a price equal to 106.375% of the principal amount of the notes redeemed, so long as at least 65% of LIN Television’s 2021 Notes remain outstanding. In addition, the issuer must offer to buy back all of LIN Television’s 2021 Notes at 101% of their principal amount if a change of control (as defined) occurs. The LIN Merger, as currently structured, would not constitute a change of control under the terms of LIN Television’s 2021 Notes.

LIN Television’s 2021 Notes are senior unsecured notes and are guaranteed by most of LIN’s subsidiaries and by LIN Media LLC. It is currently contemplated that, following consummation of the LIN Merger, LIN Television’s 2021 notes will also be guaranteed by Media General and most of Media General’s subsidiaries and will rank pari passu with the indebtedness under the Media General Credit Agreement (but will rank junior to the debt under the Media General Credit Agreement to the extent of the collateral which secures such facility).

The indenture governing LIN Television’s 2021 Notes contains covenants limiting LIN’s ability and the ability of its restricted subsidiaries to, among other things, incur certain additional indebtedness, incur certain liens, make certain dividends, distributions, investments and other restricted payments, sell certain assets, agree to any restrictions on the ability of restricted subsidiaries to make payments to LIN, merge, consolidate or sell substantially all of its assets, and enter into certain transactions with affiliates. These covenants are subject to certain exceptions and qualifications. Additionally, if LIN sells assets under certain circumstances, LIN may be required to use the net cash proceeds of such asset sale to make an offer to purchase LIN Television’s 2021 Notes at their face amount, plus accrued and unpaid interest, if any, through the purchase date. The indenture governing LIN Television’s 2021 Notes also includes customary events of default, including payment and covenant defaults, cross defaults to other debt, judgment defaults, bankruptcy default and any guaranteeing being held to be unenforceable.

The Company currently expects that LIN Television’s 2021 Notes will remain outstanding following the consummation of the LIN Merger. However, depending on market conditions and various other factors, the Company may elect to redeem some or all of LIN Television’s 2021 Notes prior to or in connection with the consummation of the LIN Merger, or following the consummation of the LIN Merger.

2018 Notes

LIN Television has also issued $200,000,000 aggregate principal amount of 8.375% Senior Notes due 2018 (the “2018 Notes”). The 2018 Notes mature on April 15, 2018. At any time on or after April 15, 2014, all or a portion of the 2018 Notes can be redeemed at a redemption price equal to 104.188% of the principal amount of the notes redeemed, declining to 102.094% on April 15, 2015 and 100% on April 15, 2016 and thereafter. The 2018 Notes are senior, unsecured obligations of LIN Television and rank pari passu with LIN Television’s 2021 Notes. The 2018 Notes are guaranteed by the same guarantors that guarantee LIN Television’s 2021 Notes and contain covenants, events of default and other terms that are similar to those contained in LIN Television’s 2021 Notes.

The Company currently expects that in connection with the consummation of the LIN Merger it will cause the 2018 Notes to be satisfied and discharged and then redeemed in accordance with the terms of the indenture which governs the 2018 Notes. However, depending on market conditions and various other factors, the Company and LIN could elect to seek to redeem or refinance the 2018 Notes prior to the consummation of the LIN Merger, and any debt incurred to refinance the 2018 Notes might remain outstanding following the consummation of the LIN Merger.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX

CONSIDERATIONS FOR NON-U.S. HOLDERS OF VOTING COMMON STOCK

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our Voting Common Stock by non-U.S. holders who purchase our Voting Common Stock in this offering. This summary is not tax advice and does not discuss all of the aspects of U.S. federal income and estate taxation that may be relevant to a non-U.S. holder in light of the non-U.S. holder’s particular investment or other circumstances. Accordingly, all prospective non-U.S. holders should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the ownership and disposition of our Voting Common Stock.

This discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury regulations and administrative and judicial interpretations, all as in effect or in existence on the date of this prospectus supplement. Subsequent developments in U.S. federal income or estate tax law, including changes in law or differing interpretations, which may be applied retroactively, could have a material effect on the U.S. federal income and estate tax consequences of owning and disposing of our Voting Common Stock as set forth in this discussion.

For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of our Voting Common Stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States or a former citizen or resident of the United States subject to taxation as an expatriate;

•	a corporation (or other entity treated as a corporation) created or organized in, or under the laws of, the United States or any political subdivision of the United States;

•	a partnership (including any entity or arrangement treated as a partnership);

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust, if (1) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more “United States persons” (within the meaning of the Code) has the authority to control all of the trust’s substantial decisions, or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) owns our Voting Common Stock, the tax treatment of a partner or beneficial owner of such entity may depend upon the status of such owner and the activities of such entity and upon certain determinations made at the partner or beneficial owner level. Partners and beneficial owners in partnerships that own our Voting Common Stock should consult their own tax advisors as to the particular U.S. federal income and estate tax consequences applicable to them.

This discussion assumes that shares of our Voting Common Stock are held as capital assets within the meaning of Section 1221 of the Code (generally, investment property). This discussion does not address all of the aspects of U.S. federal income and estate taxation that may be relevant to a non-U.S. holder in light of the non-U.S. holder’s particular investment circumstances or status, nor does it address specific tax considerations that may be relevant to particular non-U.S. holders, such as:

•

financial institutions, insurance companies, tax-exempt organizations, pension plans, brokers, dealers or traders in stocks, securities or currencies, certain U.S. expatriates, controlled foreign corporations or passive foreign investment companies; or

•	a non-U.S. holder holding our Voting Common Stock as part of a conversion, constructive sale, wash sale or other integrated transaction or a hedge, straddle or synthetic security; or

•	a non-U.S. holder that at any time owns, directly, indirectly or constructively, 5% or more of our outstanding common stock.

This summary does not address the consequences to non-U.S. holders of the Mergers. The obligation of Media General to complete the Mergers is conditioned upon the receipt by Media General of an opinion from Fried, Frank, Harris, Shriver & Jacobson LLP, counsel to Media General, to the effect that for U.S. federal income tax purposes the Media General Merger and the LIN Media Merger, taken together, will qualify as a transaction described in Section 351 of the Code. The obligation of LIN to complete the Mergers is conditioned upon the receipt by LIN of an opinion from Weil, Gotshal & Manges LLP, counsel to LIN, to the effect that for U.S. federal income tax purposes the Media General Merger and the LIN Media Merger, taken together, will qualify as a transaction described in Section 351 of the Code. All prospective non-U.S. holders should consult their own tax advisors with respect to the tax consequences of the Mergers to non-U.S. holders of our Voting Common Stock.

In addition, this summary does not address any U.S. state or local, or non-U.S. or other, tax consequences, or any U.S. federal income or estate tax consequences for beneficial owners of a non-U.S. holder, including shareholders of a controlled foreign corporation or passive foreign investment company that holds our Voting Common Stock.

If you are considering purchasing our Voting Common Stock, you should consult your tax advisor regarding the U.S. federal, state, local and non-U.S. income, estate and other tax consequences to you of owning and disposing of our Voting Common Stock.

Dividends

As discussed above under “Dividend Policy,” we do not anticipate paying dividends in the foreseeable future. If we do make distributions of cash or property with respect to our Voting Common Stock, the distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will constitute a return of capital and will reduce a non-U.S. holder’s tax basis in our Voting Common Stock, but not below zero. Any remaining excess will be treated as described below under “Gain on Disposition of Our Voting Common Stock.”

In the event that we do pay dividends, dividends paid to a non-U.S. holder of our Voting Common Stock generally will be subject to U.S. federal withholding tax at a rate of 30%, or a lower rate under an applicable income tax treaty.

To claim the benefit of an applicable income tax treaty, a non-U.S. holder will be required to provide a properly completed and executed U.S. Internal Revenue Service Form W-8BEN (or other applicable form). Special rules apply to partnerships and other pass-through entities, and these certification and disclosure requirements also may apply to beneficial owners of partnerships and other pass-through entities that hold our Voting Common Stock. A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the U.S. Internal Revenue Service. Non-U.S. holders should consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty and the manner of claiming the benefits.

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will not be subject to U.S. federal withholding tax if the non-U.S. holder provides a properly completed and executed U.S. Internal Revenue Service Form W-8ECI (or other applicable form), but generally will be taxed on a net-income basis at the regular graduated rates and in the same manner as if such non-U.S. holder were a U.S. person. In addition, a “branch profits tax” may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with its conduct of a trade or business in the United States.

Gain on Disposition or Conversion of Our Voting Common Stock

A non-U.S. holder generally will not be taxed on any gain realized on a disposition of our Voting Common Stock unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in this case, the gain generally will be taxed on a net-income basis at the regular graduated rates and in the same manner as if such non-U.S. holder were a U.S. person (unless an applicable income tax treaty provides otherwise) and, if the non-U.S. holder is a foreign corporation, the “branch profits tax” described above may also apply;

•

the non-U.S. holder is an individual who is present in the United States at least 183 days in the taxable year of the disposition and meets other requirements (in which case, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by U.S.-source capital losses, generally will be subject to a flat 30% U.S. federal income tax, even though the non-U.S. holder is not considered a resident alien under the Code); or

•

we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition and the period that the non-U.S. holder held our Voting Common Stock.

Generally, a corporation is a U.S. real property holding corporation if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock of a U.S. real property holding corporation generally will not apply to a non-U.S. holder whose holdings, direct, indirect and constructive, at all times during the applicable period, constituted 5% or less of our common stock, provided that our Voting Common Stock was regularly traded on an established securities market. We believe that we are not currently, and we do not anticipate becoming in the future, a U.S. real property holding corporation. No assurance can be provided that our Voting Common Stock will be regularly traded on an established securities market for purposes of the rules described above.

Under our Articles of Incorporation, shares of Media General Voting Common Stock generally may be converted, at the holder’s option, into shares of Media General Non-voting Common Stock. A non-U.S. holder generally should not recognize gain or loss upon the conversion of such holder’s Media General Voting Common Stock into Media General Non-voting Common Stock.

Federal Estate Tax

Our Voting Common Stock that is owned or treated as owned by an individual who is not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of death generally will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

Information Reporting and Backup Withholding

Dividends paid to a non-U.S. holder generally will be subject to U.S. information reporting and may be subject to backup withholding (currently at a rate of 28%). A non-U.S. holder will be exempt from backup withholding if the non-U.S. holder provides a properly completed and executed U.S. Internal Revenue Service Form W-8BEN (or other applicable form) or otherwise establishes an exemption.

The gross proceeds from the disposition of our Voting Common Stock may be subject to U.S. information reporting and backup withholding (currently at a rate of 28%). If a non-U.S. holder sells our Voting Common Stock outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to the non-U.S. holder outside the United States, then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S.

information reporting, but not U.S. backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if a non-U.S. holder sells our Voting Common Stock through a non-U.S. office of a broker that:

•	is a United States person;

•	derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States;

•	is a controlled foreign corporation for U.S. federal income tax purposes; or

•	is a foreign partnership, if at any time during its tax year:

•	one or more of its partners are United States persons who in the aggregate hold more than 50% of the income or capital interests in the partnership; or

•	the foreign partnership is engaged in a United States trade or business,

unless the broker has documentary evidence in its files that the non-U.S. holder is not a United States person and certain other conditions are met or the non-U.S. holder otherwise establishes an exemption.

If a non-U.S. holder receives a payment of the proceeds of a sale of our Voting Common Stock from or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless the non-U.S. holder provides a properly completed and executed U.S. Internal Revenue Service Form W-8BEN (or other applicable form) certifying that the non-U.S. holder is not a United States person or the non-U.S. holder otherwise establishes an exemption.

Backup withholding is not an additional tax. A non-U.S. holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed the non-U.S. holder’s U.S. federal income tax liability, if any, by filing a refund claim with the U.S. Internal Revenue Service.

Additional Withholding Rules

Legislation commonly referred to as “FATCA” will impose a 30% withholding tax on payments to certain foreign entities of dividends on and gross proceeds from dispositions of U.S. common stock, unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied or the entity otherwise qualifies for exemption. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. This withholding will apply to payments of dividends on our Voting Common Stock made on or after July 1, 2014 and to payments of gross proceeds from a sale or other disposition of our Voting Common Stock made on or after January 1, 2017. Under certain circumstances, a non-U.S. holder may be eligible for refunds of or credits for such taxes. Non-U.S. holders should consult their tax advisors regarding the possible implications of FATCA on their investment in our Voting common Stock.

YOU SHOULD CONSULT YOUR TAX ADVISOR TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO YOU OF OWNING AND DISPOSING OF OUR VOTING COMMON STOCK.

UNDERWRITING

The selling stockholders are offering the shares of Voting Common Stock described in this prospectus supplement through a number of underwriters. Wells Fargo Securities, LLC is acting as lead book-running manager of the offering, and RBC Capital Markets, LLC and UBS Securities LLC are acting as book-running managers of the offering. We and the selling stockholders have entered into an underwriting agreement with the underwriters for whom Wells Fargo Securities, LLC is acting as representative. Subject to the terms and conditions of the underwriting agreement, the selling stockholders have, severally and not jointly, agreed to sell to the underwriters, severally and not jointly, and each underwriter has, severally and not jointly, agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of Voting Common Stock listed next to its name in the following table:

Underwriter	Number of Shares
Wells Fargo Securities, LLC
RBC Capital Markets, LLC
UBS Securities LLC
Wedbush Securities Inc.
The Benchmark Company, LLC
SunTrust Robinson Humphrey, Inc.

Total	9,000,000

The underwriters are committed to purchase all of the shares of Voting Common Stock offered by the selling stockholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the Voting Common Stock directly to the public at the initial public offering price set forth on the cover page of this prospectus supplement and to certain dealers at that price less a concession. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters.

The underwriters have an option to buy up to 1,350,000 additional shares of Voting Common Stock from the selling stockholders named herein. The underwriters have 30 days from the date of this prospectus supplement to exercise this option. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of Voting Common Stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of Voting Common Stock less the amount paid by the underwriters to the selling stockholders per share of Voting Common Stock. The underwriting fee is $         per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	No Exercise	Full Exercise
Per Share
Total

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commission, will be approximately $1.1 million and will be paid by the Company.

This prospectus supplement and the accompanying prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not, directly or indirectly (i) issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any shares of our common stock or other capital stock or any securities convertible into or exercisable or exchangeable for our common stock or other capital stock, (ii) file or cause the filing of any registration statement under the Securities Act with respect to any shares of our common stock or other capital stock or any securities convertible into or exchangeable or exercisable for any shares of our common stock or other capital stock, or (iii) enter into any swap or other agreement, arrangement, hedge or transaction that transfers, directly or indirectly, all or a portion of the economic consequences associated with the ownership of any shares of our common stock or other capital stock or any securities convertible into or exercisable or exchangeable for any shares of our common stock or other capital stock (regardless of whether any of transaction described in (i) or (iii) above is to be settled by the delivery of shares of our common stock, other capital stock, other securities, in cash or otherwise), or publicly announce the intention to do any of the foregoing, in each case without the prior written consent of Wells Fargo Securities, LLC for a period of 90 days after the date of this prospectus supplement. However, nothing herein will limit or restrict us from filing a Form S-4 and amendments thereto with the SEC in connection with the LIN Merger.

Notwithstanding the provisions set forth in the immediately preceding paragraph, we may, without the prior written consent of Wells Fargo Securities, LLC:

•

issue shares, and options to purchase shares, of our common stock, stock appreciation rights, restricted stock units and other equity securities pursuant to our stock option, stock purchase and other equity incentive plans, as those plans are in effect on the date of the underwriting agreement;

•

issue shares of our common stock upon the exercise of stock options issued under stock option or other equity incentive plans referred to in the first bullet above, as those plans are in effect on the date of the underwriting agreement, or upon the exercise of warrants or convertible securities outstanding on the date of the underwriting agreement, as those warrants or convertible securities are in effect on the date of the underwriting agreement; and

•	issues shares of our Voting Common Stock in exchange for shares of Non-voting Common Stock or shares of Non-voting Common Stock in exchange shares of Voting Common Stock;

provided, however, that in the case of any securities issued as described in the first two bullet points above, it shall be a condition to the issuance that each recipient that is an executive officer or a director executes and delivers to Wells Fargo Securities, LLC, acting on behalf of the underwriters, not later than one business day prior to the date of such issuance, a written agreement, in substantially the form attached to the underwriting agreement and otherwise satisfactory in form and substance to Wells Fargo Securities, LLC.

Our directors and executive officers, the selling stockholders and certain other stockholders of the Company have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons, subject to certain exceptions, for a period of 90 days after the date of this prospectus supplement, may not, without the prior written consent of Wells Fargo Securities, LLC, directly or indirectly, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any shares of our common stock or preferred stock or other capital stock or any securities convertible into or exercisable or exchangeable for our common stock or other capital stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors and executive officers in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), whether now owned or hereafter acquired by such person or with respect to which such person has or hereafter acquires the power of disposition, or (2) enter into any swap or other agreement, arrangement or transaction that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of the common stock or other capital stock or any securities convertible into or exercisable or exchangeable for any common stock or other capital stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock, other capital stock or other securities, in cash or otherwise or publicly announce the intention to do any of the foregoing.

The 90-day periods described in the preceding paragraphs will be automatically extended if (i) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs, or (ii) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

We and the selling stockholders have, severally and not jointly, agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Our Voting Common Stock is listed on the NYSE under the symbol “MEG.”

In connection with this offering, the underwriters may purchase and sell shares in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of shares in excess of the number of shares to be purchased by the underwriters in this offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the exercise of the option granted in the underwriting agreement. Transactions to close out the covered syndicate short position involve either purchases of the shares in the open market after the distribution has been completed or the exercise of the option granted in the underwriting agreement. The underwriters may also make “naked” short sales of shares in excess of the underwriters’ option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while this offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the representatives repurchase shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of our shares of Voting Common Stock. They may also cause the price of our shares of Voting Common Stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the NYSE or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us for which they received or will receive customary fees and expenses. Affiliates of the underwriters, including Wells Fargo Bank, National Association, SunTrust Bank and RBC Capital Markets, LLC are lenders under our credit agreement. RBC Capital Markets, LLC is advising us on the acquisition of LIN and has agreed to provide financing in connection therewith.

Sales Outside the United States

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the securities, or the possession, circulation or distribution of this prospectus supplement, the accompanying prospectus or any other material relating to us or the securities in any jurisdiction where action for that purpose is required. Accordingly, the securities may not be offered or sold, directly or indirectly, and none of this prospectus supplement, the accompanying prospectus or any other offering material or advertisements in connection with the securities may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Each of the underwriters may arrange to sell securities offered hereby in certain jurisdictions outside the United States, either directly or through affiliates, where they are permitted to do so. In that regard, Wells Fargo Securities, LLC may arrange to sell securities in certain jurisdictions through an affiliate, Wells Fargo Securities International Limited, or WFSIL. WFSIL is a wholly-owned indirect subsidiary of Wells Fargo & Company and an affiliate of Wells Fargo Securities, LLC. WFSIL is a U.K. incorporated investment firm regulated by the Financial Services Authority. Wells Fargo Securities is the trade name for certain corporate and investment banking services of Wells Fargo & Company and its affiliates, including Wells Fargo Securities, LLC and WFSIL.

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares of Voting Common Stock described in this prospectus supplement may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the shares of Voting Common Stock that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining prior consent of the underwriters for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares of Voting Common Stock shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of shares of Voting Common Stock described in this prospectus supplement located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

This prospectus and any other material in relation to the shares described herein is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospective Directive (“qualified investors”) that also (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), (ii) who fall within Article 49(2)(a) to (d) of the Order or (iii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to purchase or otherwise acquire such shares will be engaged in only with, relevant persons. This prospectus supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus or any of its contents.

The distribution of this prospectus in the United Kingdom to anyone not falling within the above categories is not permitted and may contravene the Financial Services and Markets Act 2000. No person falling outside those categories should treat this prospectus as constituting a promotion to him, or act on it for any purposes whatever. Recipients of this prospectus are advised that we, the underwriters and any other person that communicates this prospectus are not, as a result solely of communicating this prospectus, acting for or advising them and are not responsible for providing recipients of this prospectus with the protections which would be given to those who are clients of any aforementioned entities that is subject to the Financial Conduct Authority Rules.

Switzerland

This prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations (“CO”), and the shares will not be listed on the SIX Swiss Exchange. Therefore, this prospectus may not comply with the disclosure standards of the CO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the shares with a view to distribution.

Conflicts of Interest

All of the underwriters or their affiliates have performed commercial banking, investment banking or advisory services for us from time to time for which they have received customary fees and reimbursement of expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses.

LEGAL MATTERS

Certain legal matters will be passed upon for Media General by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York. Certain legal matters with respect to Virginia law will be passed upon for Media General by Troutman Sanders LLP. Certain legal matters will be passed upon for the underwriters by Kirkland & Ellis LLP, New York, New York. Certain legal matters will be passed upon for the selling stockholders by Debevoise & Plimpton LLP.

EXPERTS

The consolidated financial statements of Media General, Inc. and subsidiaries as of and for the year ended December 31, 2013 and the retrospective adjustments to the consolidated financial statements for the years ended December 31, 2012 and 2011, incorporated in this prospectus supplement by reference from Media General, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2013, and the effectiveness of Media General, Inc. and subsidiaries’ internal control over financing reporting, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated by reference herein, which reports (1) express an unqualified opinion on the consolidated financial statements for the year ended December 31, 2013, (2) express an unqualified opinion on the retrospective adjustments to adjust the common shares outstanding, reflect earnings per share and segment information in the consolidated financial statements for the years ended December 31, 2012 and 2011, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting. Such consolidated financial statements have been so incorporated in reliance upon reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Media General, Inc. and its subsidiaries (formerly New Young Broadcasting Holding Co., Inc.) as of December 31, 2012 and for each of the two years in the period ended December 31, 2012 before the (i) disclosure of the all-stock merger transaction between Legacy Media General and New Young Broadcasting Holding Co., Inc. as discussed in Note 2, (ii) effects of the adjustments to retrospectively adjust the common shares outstanding on the consolidated balance sheet and the related common stock disclosure in Note 4, (iii) inclusion of the earnings per common share information on the consolidated statement of comprehensive income and the related disclosure in Note 11, and (iv) inclusion of the segment information described under the principles of consolidation subheading of Note 1 (collectively, the “modification adjustments”) (not separately included or incorporated by reference in the Prospectus) have been audited by PricewaterhouseCoopers LLP, independent accountants. The modification adjustments to those financial statements have been audited by Deloitte & Touche LLP, an independent registered public accounting firm. The consolidated financial statements as of December 31, 2012 and for each of the two years in the period ended December 31, 2012 incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2013, have been so incorporated in reliance on the reports of (i) PricewaterhouseCoopers LLP solely with respect to those financial statements before the effects of the modification adjustments and (ii) Deloitte & Touche LLP solely with respect to the modification adjustments to those financial statements given on the authority of said firms as experts in auditing and accounting.

The consolidated financial statements and the related financial statement schedule of LIN Media LLC as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011, incorporated in this prospectus supplement by reference from LIN Media LLC and LIN Television Corporation’s Annual Report on Form 10-K for the year ended December 31, 2013, have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated by reference herein. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Federated Media Publishing, Inc. as of December 31, 2013 and for the year ended December 31, 2013 incorporated by reference in this prospectus supplement have been so incorporated in reliance on the report of BDO USA, LLP, independent certified public accountants, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that we have filed at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our filings are available to the public at the SEC’s website at www.sec.gov. In addition, we maintain a website that contains information about us at www.mediageneral.com. The information found on, or otherwise accessible through, our website is not incorporated into, and does not form a part of, this prospectus supplement or any other report or document we file with or furnish to the SEC.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this document. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede the previously filed information. We incorporate by reference the documents listed below and any future filings made by us with the SEC (including all such documents we may file with the SEC after the date of this prospectus supplement) pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (File No. 1-35120) (other than any portions of the respective filings that are furnished, pursuant to Item 2.02 or Item 7.01 of Current Reports on Form 8-K (including exhibits related thereto) or other applicable SEC rules, rather than filed) prior to the termination of the offerings under this prospectus supplement:

•	our Annual Report on Form 10-K for the year ended December 31, 2013, filed on March 7, 2014;

•	the portions of our Definitive Proxy Statement for our 2014 Annual Meeting of Stockholders, filed with the SEC on March 14, 2014, which are incorporated by reference in our Annual Report;

•

our Current Report on Form 8-K filed on January 29, 2014, which financial statements for Young have been superseded by the financial statements included in the Form 10-K for the year ended December 31, 2013, filed on March 7, 2014, our Current Report on Form 8-K/A filed on February 18, 2014, our Current Report on Form 8-K filed on March 21, 2014, our Current Report on Form 8-K filed on March 25, 2014 and our Current Reports on Form 8-K filed on April 28, 2014;

•	LIN Media LLC and LIN Television Corporation’s Annual Report on Form 10-K for the year ended December 31, 2013, filed on March 3, 2014; and

•	LIN Media LLC’s Current Report on Form 8-K/A filed on April 21, 2014

We are also incorporating by reference any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement and prior to the date on which all the securities to which this prospectus supplement relates have been sold or the offering under this prospectus supplement is otherwise terminated (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules).

You may request a copy of any or all of the information incorporated by reference in this prospectus supplement (other than an exhibit to the filings unless we have specifically incorporated that exhibit by reference into the filing), at no cost, by writing or telephoning us at the following address:

Media General, Inc.

333 E. Franklin St.

Richmond, Virginia 23219

(804) 887-5000

MEDIA GENERAL, INC.

58,539,217 Shares of Voting Common Stock

The selling stockholders named in the “Selling Stockholders” section of this prospectus may offer for resale under this prospectus, from time to time, up to 58,539,217 shares of our Voting Common Stock. Voting Common Stock is convertible at the option of the holder into Non-voting Common Stock.

The Voting Common Stock may be offered or sold by the selling stockholders at fixed prices, at prevailing market prices at the time of sale or at prices negotiated with purchasers, to or through underwriters, broker-dealers, agents, or through any other means described in this prospectus under “Plan of Distribution.” We will bear all costs, expenses and fees in connection with the registration of the selling stockholders’ Voting Common Stock. The selling stockholders will pay all commissions and discounts, if any, attributable to the sale or disposition of their Voting Common Stock.

Our Voting Common Stock is listed on the New York Stock Exchange under the symbol “MEG.” On January 28, 2014, the closing price of our Voting Common Stock was $17.49. The offering price per share of Voting Common Stock will be determined from time to time by the selling stockholders in connection with, and at the time of, any particular sale.

This prospectus describes the general manner in which Voting Common Stock may be offered and sold by the selling stockholders. We will provide supplements to this prospectus describing the specific manner in which the selling stockholders’ Voting Common Stock may be offered and sold to the extent required by law. We urge you to read carefully this prospectus, any accompanying prospectus supplement, and any documents we incorporate by reference into this prospectus and any accompanying prospectus supplement before you make your investment decision.

The selling stockholders may sell Voting Common Stock to or through underwriters, dealers or agents. The names of any underwriters, dealers or agents involved in the sale of any Voting Common Stock and the specific manner in which Voting Common Stock may be offered will be set forth in the prospectus supplement covering that sale to the extent required by law.

Investing in our Voting Common Stock involves risks. You should carefully consider all of the information set forth in this prospectus, including the risk factors set forth under “Risk Factors” in our annual report on Form 10-K for the year ended December 31, 2012, our quarterly reports on Form 10-Q for the quarters ended March 31, 2013, June 30, 2013 and September 30, 2013 and in our Form 8-K filed on January 29, 2014 (which documents are incorporated by reference herein), as well as the risk factors and other information in any accompanying prospectus supplement and any documents we incorporate by reference into this prospectus and any accompanying prospectus supplement, before deciding to invest in our Voting Common Stock. See “Incorporation By Reference.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 29, 2014.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, which we refer to as the SEC, using the SEC’s “shelf” registration rules. Pursuant to this prospectus, the selling stockholders may, from time to time, sell up to a total of 58,539,217 shares of Voting Common Stock described in this prospectus in one or more offerings.

In this prospectus, all references to “Media General” “we,” “us” and “our” refer to Media General, Inc., a Virginia corporation, and its consolidated subsidiaries.

When one or more selling stockholders sells Voting Common Stock under this prospectus, we will, if necessary and required by law, provide a prospectus supplement that will contain specific information about the terms of that offering. Any prospectus supplement may also add to, update, modify or replace information contained in this prospectus. This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by reference to the actual documents. Copies of some of the documents referred to herein have been filed or will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below in the section entitled “Where You Can Find More Information.”

You should not assume that the information in this prospectus, any accompanying prospectus supplement or any documents we incorporate by reference into this prospectus and any prospectus supplement is accurate as of any date other than the date on the front of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

We and the selling stockholders have not authorized anyone to provide any information or make any representations other than those contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The selling stockholders are offering to sell, and seeking offers to buy, shares of Voting Common Stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus and the information in the incorporated documents is only accurate as of their respective dates, regardless of the time of delivery of this prospectus or of any sale of the Voting Common Stock.

PROSPECTUS SUMMARY

Media General

Media General, a Virginia corporation, was founded in 1850 as a newspaper company in Richmond, Virginia. Media General is a leading provider, through its subsidiaries, of news, information and entertainment across 31 network-affiliated broadcast television stations and their associated digital media and mobile platforms. Nine of Media General’s stations are affiliated with NBCUniversal Media, LLC, which we refer to as “NBC,” 12 are affiliated with CBS Broadcasting Inc., which we refer to as “CBS,” seven are affiliated with ABC, Inc., which we refer to as “ABC,” one is affiliated with the CW Television Network, which we refer to as the “CW,” one is affiliated with FOX Broadcasting Company, which we refer to as “Fox,” and one is affiliated with MyNetworkTV, which we refer to as “MyTV.” Media General’s stations reach approximately 14% of U.S. TV households across 28 markets. Six of Media General’s stations operate in top 50 markets in the United States.

On November 12, 2013, Media General completed a business combination with New Young Broadcasting Holding Co., Inc. (“Young”). In connection with this transaction, Media General’s previously outstanding shares of Class A Common Stock and Class B Common Stock were reclassified on a share-for-share basis into shares of a newly-created class of Voting Common Stock (with one stockholder receiving shares of a newly-created class of Non-voting Common Stock for a portion of that stockholder’s shares of Class A Common Stock).

In addition, in the transaction, Young’s equityholders received approximately 59.8 million shares of this new class of Voting Common Stock (including 138,816 shares of Voting Common Stock issuable to certain equityholders of Young when such equityholders return to Media General certain documentation required by the merger agreement for the business combination transaction) and 418,643 shares of Non-voting Common Stock.

The merger will be accounted for as a reverse acquisition in accordance with FASB Accounting Standards Codification Topic 805 (ASC 805), Business Combination. For financial reporting purposes, Young will be the acquirer and the continuing reporting entity. Consequently, the reports filed by Media General, the legal acquirer and the continuing public corporation in the transaction, after the date of the transaction will be prepared with Young as the successor entity. Accordingly, prior period financial information presented in the Media General financial statements will reflect the historical activity of Young.

Media General’s Voting Common Stock is traded on the NYSE under the trading symbol “MEG.” Media General’s principal executive office is located at 333 E. Franklin Street, Richmond, VA 23219 (telephone number: (804) 887-5000). We maintain a website at http://www.mediageneral.com. The information on our website is not part of this prospectus.

RISK FACTORS

You should carefully consider the risk factors set forth under “Risk Factors” in our annual report on Form 10-K for the year ended December 31, 2012, our quarterly reports on Form 10-Q for the quarters ended March 31, 2013, June 30, 2013 and September 30, 2013 and our current report on Form 8-K filed on January 29, 2014 (which documents are incorporated by reference herein), as well as the risk factors and other information in any accompanying prospectus supplement and any documents we incorporate by reference into this prospectus and any accompanying prospectus supplement, including all future filings we make with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), before deciding to invest in our Voting Common Stock. See “Incorporation By Reference.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the information incorporated by reference in this prospectus contains forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include the words “believe,” “expect,” “anticipate,” “intend,” “estimate” and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements. Our forward-looking statements include statements about our business strategy, our industry, our future profitability, our expected capital expenditures (including environmental expenditures) and the impact of such expenditures on our performance, the costs of operating as a public company, and our capital programs. These statements involve known and unknown risks, uncertainties and other factors, including the factors described under “Risk Factors,” that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. Such risks and uncertainties include, among other things:

•	our substantial indebtedness could impair our financial condition and our ability to fulfill our debt obligations;

•	we will require a significant amount of cash to service indebtedness which may not be readily available to us;

•	risks of decreased advertising revenues and potentially adverse effects of emerging technologies;

•	as a television broadcaster, we are highly regulated and continuation of our operations requires that we retain or renew a variety of government approvals;

•	our operating results are dependent in part on the success of programming aired by our television stations, which depends in part upon factors beyond our control;

•	if we are unable to secure or maintain carriage of our television stations’ signals over cable, telecommunication video and/or direct broadcast satellite systems, our television stations may not be able to compete effectively;

•	the Federal Communications Commission is considering possible mechanisms for spectrum reallocation that could affect the spectrum for our stations and adversely impact our ability to compete;

•	our pension and postretirement benefit plans are currently underfunded. A declining stock market and lower interest rates could affect the value of our retirement plan assets and increase our postretirement obligations;

•	we may experience lost advertising, damaged property and increased expense due to natural disasters;

•	impairment of intangible assets is possible, depending on the future operating results and the value of Media General stock;

•	cyber security risks could affect our operating effectiveness;

•	we may be unable to sufficiently reduce operating costs to offset potential revenue declines;

•	our ability to make cash distributions on the common stock;

•	the volatile nature of our business;

•	risks to employee retention resulting from the transaction between Media General and Young;

•	the outcome of any pending or future legal proceedings relating to the transaction;

•	the seasonal and cyclical nature of our business;

•	significant changes in the business environment in which Media General operates, including as a result of consolidation in the television broadcast industry;

•	risks that expected synergies, operational efficiencies and cost savings from the transaction and from the planned refinancing may not be fully realized or realized within the expected time frame; and

•	the effects of future regulatory or legislative actions on Media General.

You should not place undue reliance on our forward-looking statements. Although forward-looking statements reflect our good faith beliefs at the time made, reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise.

This list of factors is illustrative, but by no means exhaustive. Accordingly, all forward-looking statements should be evaluated with the understanding of their inherent uncertainty. You are advised to consult any further disclosures we make on related subjects in the reports we file with the SEC pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of our Voting Common Stock by the selling stockholders identified in this prospectus, their pledgees, donees, transferees or other successors in interest. The selling stockholders will receive all of the net proceeds from the sale of their shares of our Voting Common Stock, if any. See “Selling Stockholders.”

SELLING STOCKHOLDERS

The registration statement of which this prospectus forms a part has been filed pursuant to registration rights granted to the selling stockholders in connection with our business combination with Young in order to permit the selling stockholders to resell to the public shares of our Voting Common Stock, as well as any Voting Common Stock that we may issue or may be issuable by reason of any stock split, stock dividend or similar transaction involving these shares. Under the terms of the registration rights agreement described below between us and the selling stockholders named herein, we will pay all expenses of the registration of their shares of our Voting Common Stock, including SEC filing fees, except that the selling stockholders will pay all underwriting discounts and selling commissions, if any.

The table below sets forth certain information known to us, based upon written representations from the selling stockholders, with respect to the beneficial ownership of the shares of our Voting Common Stock held by the selling stockholders. Because the selling stockholders may sell, transfer or otherwise dispose of all, some or none of the shares of our Voting Common Stock covered by this prospectus, we cannot determine the number of such shares that will be sold, transferred or otherwise disposed of by the selling stockholders, or the amount or percentage of shares of our Voting Common Stock that will be held by the selling stockholders upon termination of any particular offering. See “Plan of Distribution.” For the purposes of the table below, we assume that the selling stockholders will sell all of their shares of our Voting Common Stock covered by this prospectus. When we refer to the selling stockholders in this prospectus, we mean the individuals and entities listed in the table below, as well as their pledgees, donees, assignees, transferees and successors in interest.

In the table below, the percentage of shares of Voting Common Stock beneficially owned, and the percentage of shares of Voting Common Stock and Non-voting Common Stock beneficially owned, are based on 87,556,843 shares of our Voting Common Stock and 828,885 shares of Non-voting Common Stock outstanding as of November 19, 2013 (including 138,816 shares of Voting Common Stock issuable to certain equityholders of Young when such equityholders return to Media General certain documentation required by the merger agreement for the business combination transaction between Media General and Young). Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Unless indicated below, to our knowledge, the selling stockholders named in the table have sole voting and sole investment power with respect to all shares of common stock beneficially owned, subject to community property laws where applicable. All holders listed below hold Voting Common Stock unless otherwise stated.

Beneficial Owner	Shares Beneficially Owned Prior to the Offering			Number of Shares of Voting Common Stock Offered	Shares Beneficially Owned After the Offering*
	Number of Shares of Voting Common Stock	Percent of Voting Common Stock	Percent of Voting Common Stock and Non-voting Common Stock		Number	Percent
Deutsche Bank AG New York Branch	730	> 0.01%	> 0.01%	730	—	—
Eaton Vance Floating Rate Income Trust(1)	171,695	0.20%	0.19%	171,695	—	—
Eaton Vance Institutional Senior Loan Fund(2)	941,765	1.08%	1.07%	941,765	—	—
Eaton Vance Limited Duration Income Fund(1)	428,872	0.49%	0.49%	428,872	—	—
Eaton Vance International (Cayman Islands) Floating-Rate Income Portfolio(3)	92,057	0.11%	0.10%	92,057	—	—
Eaton Vance Short Duration Diversified Income Fund(1)	84,751	0.10%	0.10%	84,751	—	—
Grayson & Co.(4)	1,632,198	1.86%	1.85%	1,632,198	—	—
Senior Debt Portfolio(5)	344,120	0.39%	0.39%	344,120	—	—
NexPoint Credit Strategies Fund(6)	4,938,971	5.64%	5.59%	4,938,971	—	—
Highland Floating Rate Opportunties Fund(7)	3,776,559	4.31%	4.27%	3,776,559	—	—

Beneficial Owner	Shares Beneficially Owned Prior to the Offering			Number of Shares of Voting Common Stock Offered	Shares Beneficially Owned After the Offering*
	Number of Shares of Voting Common Stock	Percent of Voting Common Stock	Percent of Voting Common Stock and Non-voting Common Stock		Number	Percent
Merrill Lynch, Pierce, Fenner & Smith, Inc.(8)	544,309	0.62%	0.62%	544,309	—	—
Pioneer Floating Rate Trust(9)	664,861	0.76%	0.75%	664,861	—	—
Oppenheimer Master Loan Fund, LLC(10)	1,523,336	1.74%	1.72%	1,523,336	—	—
Oppenheimer Senior Floating Rate Fund(10)	5,842,744	6.67%	6.61%	5,842,744	—	—
Yorkville CBNA Loan Funding LLC	138,086	0.16%	0.16%	138,086	—	—
The Royal Bank of Scotland, PLC(11)	418,643	0.48%	0.47%	418,643	—	—
Security Income Fund, High Yield Securities	170,964	0.20%	0.19%	170,964	—	—
Standard General Fund, L.P.(12)	3,749,526	4.28%	4.24%	3,749,526	—	—
Standard General Communications LLC(13)	22,948,683	26.21%	25.96%	22,948,683	—	—
Schooner SOF LLC(14)	678,564	0.77%	0.77%	678,564	—	—
Diao Capital Management LLC(15)	96,620	0.01%	0.01%	96,620	—	—
Roystone Capital Master Fund, Ltd.(16)	3,715,187	4.24%	4.20%	3,715,187	—	—
NPB Manager Fund, SPC Segregated Portfolio 100(17)	954,916	1.09%	1.08%	954,916	—	—
Mudrick Distressed Opportunity Fund Global, L.P.(18)	207,495	0.24%	0.23%	207,495	—	—
Blackwell Partners, LLC(19)	55,526	0.06%	0.06%	55,526	—	—
Talamod Master Fund L.P.(20)	36,530	0.04%	0.04%	36,530	—	—
Andalusian Corporate Opportunities Master Fund L.P.(21)	438,370	0.50%	0.50%	438,370	—	—
Ellis Lake Master Fund LP(22)	3,418,557	3.90%	3.87%	3,418,557	—	—
Kingdon Associates(23)	213,973	0.24%	0.24%	141,009	72,964	0.08%
M. Kingdon Offshore Master Fund L.P.(23)	325,115	0.37%	0.37%	213,340	111,775	0.13%
Kingdon Credit Master Fund L.P. (23)	224,863	0.26%	0.25%	146,123	78,740	0.09%
Kingdon Family Partnership, L.P.(23)	36,872	0.04%	0.04%	24,110	12,762	0.01%

*	Assumes that the applicable selling stockholder sells or otherwise distributes all of the Voting Common Stock that is covered by this prospectus to third parties and neither acquires nor disposes of any other shares of Media General’s Voting Common Stock subsequent to the date of this prospectus. Media General cannot predict whether, when or in what amounts any of the selling stockholders will in fact sell any of the sharers registered in this prospectus.
(1)	Pursuant to an investment advisory agreement between the stockholder and Eaton Vance Management (the “Eaton Vance Adviser”), the Eaton Vance Adviser is authorized to vote or dispose of the Voting Common Stock under the supervision of the stockholder’s Board of Trustees. The Eaton Vance Adviser is a wholly owned subsidiary of Eaton Vance Corp., a public company listed on the New York Stock Exchange. The Board of Trustees is comprised of a majority of Trustees who are not “interested persons” as defined in Section 2(a)(19) of the Investment Company Act of 1940 of the stockholder or of the Eaton Vance Adviser and its affiliates. Each of the stockholders is a closed-end investment company registered with the SEC. Common shares of the stockholder are listed on the New York Stock Exchange.
(2)	Pursuant to an investment advisory agreement between the stockholder and the Eaton Vance Adviser, the Eaton Vance Adviser is authorized to vote or dispose of the Voting Common Stock. The Eaton Vance Adviser is a wholly owned subsidiary of Eaton Vance Corp., a public company listed on the New York Stock Exchange. Shareholders of the stockholder have no rights to vote or dispose of the Common Stock.
(3)

Pursuant to an investment advisory agreement between Eaton Vance International (Cayman Islands) Floating-Rate Income Portfolio (formerly Eaton Vance Medallion Floating-Rate Income Portfolio (the “stockholder”) and the Eaton Vance Adviser, the Eaton Vance Adviser is authorized to vote or dispose of the Voting Common Stock. The

Eaton Adviser is a wholly owned subsidiary of Eaton Vance Corp., a public company listed on the New York Stock Exchange. Shareholders of the stockholder have no rights to vote or dispose of the Common Stock.
(4)	Grayson & Co. is a partnership whose sole purpose is to act as nominee name for Floating-Rate Portfolio, an open-end investment company registered with the SEC (the “Fund”). The partners of Grayson & Co. have no rights to the assets of the Fund and are not authorized to vote or dispose of the Voting Common Stock. Pursuant to an investment advisory agreement between the Fund and Boston Management and Research (the “BMR Adviser”), the BMR Adviser is authorized to vote or dispose of the Voting Common Stock under the supervision of the Fund’s Board of Trustees. The Board of Trustees is comprised of a majority of Trustees who are not “interested persons” as defined in Section 2(a)(19) of the Investment Company Act of 1940 of the Fund or of the BMR Adviser and its affiliates. As of October 31, 2013, Eaton Vance Floating-Rate Fund owned 85.30% and Eaton Vance Floating-Rate & High Income Fund owned 12.84% of the Fund. These controlling entities are open-end investment companies registered with the SEC whose shares are sold by broker-dealers and other financial intermediaries and are widely held.
(5)	Pursuant to an investment advisory agreement between the stockholder and the BMR Adviser, the BMR Adviser is authorized to vote or dispose of the Voting Common Stock under the supervision of the stockholder’s Board of Trustees. The Board of Trustees is comprised of a majority of Trustees who are not “interested persons” as defined in Section 2(a)(19) of the Investment Company Act of 1940 of the stockholder or of the BMR Adviser and its affiliates. As if October 31, 2013, Eaton Vance Floating-Rate Advantage Fund owned 98.48% of the stockholder. The controlling entity is an open-end investment company registered with the SEC whose shares are sold by broker-dealers and other financial intermediaries and are widely held.
(6)	NexPoint Advisors, L.P., NextPoint Advisors, GP, LLC, which is the general partner, The Dugaboy Investment Trust and James Dondero have the power to dispose of the Voting Common Stock.
(7)	Formerly known as Pyxis Floating Rate Opportunities Fund. Highland Capital Management Fund Advisors, L.P., Strand Advisors XVI, Inc., which is the general partner, James Dondero and Mark Okada have the power to dispose of the Voting Common Stock.
(8)	Merrill Lynch, Pierce, Fenner & Smith, Inc. is a wholly-owned subsidiary of NB Holdings Corporation. NB Holdings Corporation is a wholly-owned subsidiary of Bank of America Corporation, a publicly traded company. Pursuant to resolutions adopted by the selling stockholder, any officer of the selling stockholder holding the title of CEO, Co-CEO, Executive Vice President, or Managing Director shall have the authority on behalf of the selling stockholder to approve, execute, acknowledge, attest, file, deliver and accept any and all documents relating to the business or activities of the selling stockholder which he or she deems in good faith to be necessary or desirable in connection with the conduct of any and all activities in which the Selling Stockholder may be lawfully engaged.
(9)	Pioneer Floating Rate Trust (“PFRT”) is a closed-end management investment company that is listed on the New York Stock Exchange under the symbol “PHD.” Its investment adviser, Pioneer Investment Management, Inc. (“PIM”), has the power to vote or dispose of the shares of Voting Common Stock of PFRT pursuant to the investment management agreement between PIM and PFRT. PIM is wholly owned by Pioneer Investment Management USA Inc., a Delaware corporation (“PIM USA”). PIM USA is wholly owned by Pioneer Global Asset Management S.p.A., an Italian corporation, which is wholly owned by UniCredit S.p.A., a publicly traded Italian corporation.
(10)	Shares are held of record by certain investment funds managed by OppenheimerFunds, Inc. (“OppenheimerFunds”). OppenheimerFunds may be deemed to have voting and investment power over the shares and be beneficial owners of the shares. OppenheimerFunds disclaims any beneficial ownership.
(11)	The 418,643 shares owned by the Royal Bank of Scotland, PLC are shares of Non-voting Common Stock. They are convertible at any time into 418,643 shares of Voting Common Stock.
(12)	Soohyung Kim, Chief Executive Officer of Standard General, L.P., the Investment Manager of Standard General Fund, L.P. has the power to vote or dispose of the shares. Soohyung Kim has served as a director on the board of Media General since the November 12, 2013 and prior to Media General served on the board of New Young Broadcasting Holding Co.
(13)	Soohyung Kim, Chief Executive Officer of Standard General Holdings, L.P., the Managing Member of Standard General Communications LLC has the power to vote or dispose of the shares. Soohyung Kim has served as a director on the board of Media General since the November 12, 2013 and prior to Media General served on the board of New Young Broadcasting Holding Co.

(14)	Schooner SOF LLC is a special purpose investment vehicle consisting of investment assets managed by Diao Capital Management LLC. As of January 1, 2014, Diao Capital Management LLC no longer has any voting, dispositive power, or pecuniary interest in the Votining Common Stock owned by Schooner SOF LLC. Schooner Capital LLC, the Manager of Schooner SOF LLC, has sole voting or dispositive power over the Media General Voting Common Stock owned by Schooner SOF LLC. Schooner Capital LLC is the family investment office manager of the assets of Vincent J. Ryan, Jr. and his family. Mr. Ryan and his family hold direct or indirect interests as beneficiaries via various trusts in Schooner SOF LLC.
(15)	H.C. Charles Diao, the Managing Director of Diao Capital Management LLC, has the power to vote or dispose of the Voting Common Stock owned by Diao Capital Management LLC. Mr. Diao also holds shares of Media General Voting Common Stock through his participation in Media General’s Deferred Stock Units program. In addition, Diao Capital Management LLC is the investment manager of investment assets held by Schooner SOF LLC, except per modification to its investment management agreement, agreed as of January 1, 2014, to cease having voting or dispositive power or any pecuniary interest with respect to the Media General Voting Common Stock owned by Schooner SOF LLC. Mr. Diao has served as a director on the board of Media General since November 12, 2013 and prior thereto, served as a director on the board of New Young Broadcasting Holding Co.
(16)	Roystone Capital Management LP is the investment manager of Roystone Capital Master Fund Ltd. with the power to vote or dispose of the Voting Common Stock and is controlled by Rich Barrera and another entity controlled by him.
(17)	Roystone Capital Management LP is the sub-advisor for NPB Manager Fund SPC — Segregated Portfolio 100, with the power to vote or dispose of the Voting Common Stock and is controlled by Rich Barrera and another entity controlled by him.
(18)	Mudrick GP, LLC is the general partner of Mudrick Distressed Opportunity Fund Global, L.P. Mudrick Capital Management, L.P. has the power to vote or dispose of the Voting Common Stock. Jason Mudrick is the managing member of Mudrick Capital Management, LLC, the general partner of Mudrick Capital Management, L.P.
(19)	Mudrick Captial Management, L.P. is the managing member of Blackwell Partners LLC. Mudrick Capital Management, L.P. has the power to vote or dispose of the Voting Common Stock. Jason Mudrick is the managing member of Mudrick Capital Management, LLC, the general partner of Mudrick Capital Management, L.P.
(20)	Talamod Asset Management, LLC has the sole voting or dispositive power over the Voting Common Stock owned by Talamod Master Fund L.P. and its managing member is Andersen Fisher.
(21)	Andalusian Corporate Opportunities Master Fund L.P.’s general partner is Andalusian Corporate Opportunities GP, LLC. Michael Reeber and Harrison Wreschner are the controlling members of the general partner and have power to vote or dispose of the Voting Common Stock offered by Andalusian Corporate Opportunities Master Fund L.P.
(22)	Ellis Lake GP, LLC, as General Partner to the Ellis Lake Master Fund, LP, and Ellis Lake Capital, LLC, as Investment Advisor to the Ellis Lake Master Fund, LP, have the power to vote or dispose of the Voting Common Stock. Gabriel Nechamkin is the Managing Member of both of Ellis Lake GP, LLC and Ellis Lake Capital, LLC.
(23)	Kingdon Capital Management, L.L.C. (“Kingdon Capital Management”) serves as investment manager to each of Kingdon Associates, M. Kingdon Offshore Master Fund L.P., Kingdon Credit Master Fund L.P. and Kingdon Family Partnership, L.P. In such capacity, Kingdon Capital Management may be deemed to have voting and dispositive power over the Voting Common Stock held for each of these funds. Mark Kingdon is the managing member of Kingdon Capital Management. In addition to the 141,009, 213,340, 146,123 and 24,110 shares of Voting Common Stock held in connection with the Young business combination by each of Kingdon Associates, M. Kingdon Offshore Master Fund L.P., Kingdon Credit Master Fund L.P. and Kingdon Family Partnership, L.P., respectively, each also owns 72,964, 111,775, 78,740 and 12,762 shares of Voting Common Stock, respectively, that are not subject to the registration rights agreement.

Merger Agreement

On June 5, 2013, the Board of Directors of Media General unanimously approved Media General’s entry into a merger agreement with Young providing for a business combination between Media General and Young.

On November 12, 2013, (the “closing date”) Media General and Young completed this business combination. In connection with this transaction, Media General’s previously outstanding shares of Class A

Common Stock and Class B Common Stock were reclassified on a share-for-share basis into shares of a newly-created class of Voting Common Stock (with one stockholder receiving shares of a newly-created class of Non-voting Common Stock for a portion of that stockholder’s shares of Class A Common Stock). In addition, in the transaction, Young’s equityholders received approximately 59.8 million shares of this new class of Voting Common Stock (including 138,816 shares of Voting Common Stock issuable to certain equityholders of Young when such equityholders return to Media General certain documentation required by the merger agreement for the business combination transaction between Media General and Young) and 418,643 shares of Non-voting Common Stock.

Standstill and Lock-Up Agreement

In connection with the transaction between Media General and Young, Standard General Fund, L.P. and Standard General Communications, LLC (collectively referred to as “Standard General”), former equity holders of Young, entered into a standstill and lock-up agreement with Media General (the “standstill and lock-up agreement”) that provides, among other things, that Standard General and certain related parties will not acquire, in the aggregate, more than 40% of the outstanding Voting Common Stock of Media General until the termination of the standstill and lock-up agreement. Standard General received Voting Common Stock in the transaction representing approximately 28% of the shares of common stock of Media General.

Pursuant to the terms of the standstill and lock-up agreement, from the closing of the transaction until six months after November 12, 2013, Standard General agreed not to (and agreed to cause certain related persons not to) transfer (or grant any option or right to purchase) any shares of our common stock.

From and after the closing of the transaction, Standard General agreed not to (and agreed to cause certain related persons not to) transfer or grant any option or right to purchase any shares of our common stock if, to Standard General’s knowledge (after inquiry), after giving effect to such transfer, any person or group would beneficially own 15% or more of the outstanding shares of our common stock, except for certain transfers, including (i) after six months after November 12, 2013, transfers to underwriters in connection with a public offering pursuant to the registration rights agreement and certain brokers’ transactions, (ii) tenders into a tender or exchange offer by an unaffiliated third party or in connection with a merger, share exchange or similar transaction, in each case, on the same terms applicable to other holders of our common stock and (iii) certain transfers to Standard General’s affiliates.

Without the prior approval of a majority of the independent directors of Media General, Standard General agreed not to (and to cause certain related persons not to):

•	acquire, agree to acquire, propose or offer to acquire, or facilitate the acquisition or ownership of, any shares of Media General’s common stock or our other securities, if, following such acquisition or other action, Standard General and certain related person would beneficially own, in the aggregate, more than 40% of the outstanding shares of our Voting Common Stock;

•	form, join or in any way participate in a group (as defined in the Exchange Act) with respect to any shares of Media General’s common stock or any other voting securities of Media General;

•	until the date immediately following the 2017 Annual Meeting of the Stockholders of Media General, make, or participate or engage in, any solicitation of proxies to vote or call, or seek to all, a meeting of the Stockholders of Media General or initiate any Stockholder proposal for action by the Stockholders of Media General (provided, that these obligations will not apply in the event that Media General does not comply with certain obligations set forth in its Articles of Incorporation); or

•	publicly disclose any intention or other plan prohibited by, or inconsistent with, the foregoing restrictions or knowingly assist or encourage or enter into any discussions, negotiations, agreements or arrangements with any other persons in connection with the foregoing.

In the event that, by reason of any repurchase by Media General of shares of its common stock or otherwise, Standard General and certain related persons hold more than 40% of the ordinary voting power of all shares of Media General’s common stock, the amount of shares representing more than 40% of such ordinary voting power shall be converted into Non-voting Common Stock.

Media General also agreed to use its reasonable efforts to cause its 2014 Annual Meeting of the Stockholders of Media General to be held as soon as reasonably practicable following the closing of the transaction (but not before April 24, 2014).

The standstill and lock-up agreement will continue in effect until the earliest of (i) the agreement of Standard General and a majority of the independent directors of Media General to terminate the standstill and lock-up agreement; (ii) a change of control of Media General; and (iii) such time as Standard General and certain related persons cease to beneficially own, in the aggregate, at least 5% of the outstanding shares of the common stock of Media General.

Registration Rights Agreement

In connection with the transaction between Media General and Young, Media General, Young and certain Young equityholders entered into an Amended and Restated Registration Rights Agreement, which we refer to as the “registration rights agreement”.

Pursuant to the terms of the registration rights agreement, the former Young equityholders party to such agreement, referred to as the “registration rights parties,” have registration rights with respect to the shares of the Voting Common Stock of Media General issued to them in connection with the transaction. We are required to file this shelf registration statement on Form S-3 covering shares of the Voting Common Stock of Media General that were issued to the registration rights parties in connection with the transaction (and shares of its Voting Common Stock issuable upon conversion of the shares of Non-voting Common Stock that were issued to such registration rights parties in connection with the transaction). The registration rights parties may not, except pursuant to an underwritten demand offering or piggyback offering, sell shares under the shelf registration statement during the six-month period ending six months from November 12, 2013 or at any time on or following the one-year anniversary of the closing date.

In addition, the registration rights parties have the right to demand that Media General register shares of Voting Common Stock for sale in registered underwritten offerings, subject to certain limitations, including a requirement that no such demand request will be effective if given within six months of the completion of another demand offering, and a requirement that the gross proceeds from the sale of shares in any such demand offering be at least $75 million. The registration rights parties will also have piggyback rights to register the shares of Voting Common Stock held by them in registered underwritten offerings of equity securities conducted by Media General.

The registration rights parties may not, except pursuant to an underwritten demand offering, sell or otherwise transfer shares of our common stock without our prior written consent during the six-month period starting from November 12, 2013.

Media General must pay all fees and expenses related to its obligations under the registration rights agreement and the fees of one counsel selected by registration rights parties holding a majority of shares or participating in a demand offering or piggyback offering. In addition, the registration rights agreement provides that Media General will indemnify the registration rights parties whose shares are covered by this prospectus or a prospectus supplement against losses, claims, damages, liabilities, judgments, costs and expenses arising out of any untrue statement or alleged untrue statement of a material fact or omission or alleged omission of a material fact contained in such prospectus or prospectus supplement or other violation of applicable laws that occurred in connection with such registration. Subject to certain caps and restrictions, the registration rights parties whose shares are covered by this prospectus or prospectus supplement will severally indemnify Media General against losses, claims, damages, liabilities, judgments, costs and expenses arising out of any untrue statement or alleged untrue statement of a material fact or omission or alleged omission of a material fact contained in this prospectus or prospectus supplement to the extent that such untrue statement was made in reliance upon information provided by such registration rights parties.

Media General may not grant registration rights to any third party which are inconsistent with the rights granted to the registration rights parties under the registration rights agreement without the consent of the registration rights parties holding a majority of the shares subject to registration under the agreement.

The registration rights agreement will terminate on the first date on which no shares of Voting Common Stock held by the registration rights parties subject to registration remain outstanding. The registration rights agreement may not be amended or modified after the closing date without the prior written consent of Media General and registration rights parties holding at least a majority in number of the shares then outstanding subject to registration. The shares of Voting Common Stock held by the registration rights parties cease to be subject to registration once such shares are (i) registered and sold pursuant to a registration statement, (ii) distributed to the public pursuant to Rule 144 of the Securities Act, (iii) no longer outstanding, (iv) held by Media General or (v) sold in a private transaction without assigning such seller’s rights under the registration rights agreement. In addition, shares held by a registration rights party that is not an affiliate of Media General that represent, collectively with such registration rights party’s affiliates, less than 3% of the total outstanding shares of Media General’s common stock may not be registered under the registration rights agreement following the first demand offering, or, if later, the one-year anniversary of the closing date.

DESCRIPTION OF OUR CAPITAL STOCK

Authorized Shares of Capital Stock of Media General

Under Media General’s Articles of Incorporation, Media General will be authorized to issue shares of capital stock, divided into classes as follows:

•	400 million shares of Voting Common Stock, no par value per share;

•	400 million shares of Non-voting Common Stock, no par value per share; and

•	50 million shares of preferred stock, no par value per share.

As of November 19, 2013, there were 87,556,843 outstanding shares of Voting Common Stock (including 138,816 shares of Voting Common Stock issuable to certain equityholders of Young when such equityholders return to Media General certain documentation required by the merger agreement for the business combination transaction between Media General and Young), 828,885 outstanding shares of Non-voting Common Stock and no outstanding shares of preferred stock. As of November 19, 2013, there were 1,190 record holders of our Voting Common Stock, two record holders of our Non-voting Common Stock and no record holders of our preferred stock. The following description of our capital stock does not purport to be complete and is subject to and qualified by our amended and restated certificate of incorporation and bylaws and by the provisions of applicable Virginia law.

Our Common Stock

The holders of common stock of Media General have and possess all rights pertaining to Media General’s capital stock, subject to the preferences, qualifications, limitations, voting rights and restrictions with respect to any series of Media General’s preferred stock that may be issued with any preference or priority over the common stock. Subject to certain limitations in Media General’s Articles of Incorporation, each share of Voting Common Stock is convertible, at the option of the holder, into one share of Non-voting Common Stock. Additionally, subject to certain limitations in the amended and restated Articles of Incorporation of Media General, each share of Non-voting Common Stock is convertible, at the option of the holder thereof, into one share of Voting Common Stock.

Stockholder Voting

Except as may be provided for in any amendment to the Articles of Incorporation of Media General establishing a series of preferred stock, the holders of the Voting Common Stock of Media General have the sole power to vote for the election of directors and for all other purposes. The holders of the shares of Non-voting Common Stock have (i) no voting power nor (ii) the right to participate in any meeting of stockholders, except as may be required by the Virginia Stock Corporation Act (the “VSCA”). A matter voted on by the stockholders at a stockholder meeting at which a quorum is present is approved if the votes cast in favor of the action exceed the votes cast opposing the action, except if the VSCA requires a higher vote or a vote by class and except in the election of directors, in which case those nominees receiving the greatest number of votes are elected even though not receiving the majority. In the event that the approval of the holders of Voting Common Stock is required for the approval of an amendment to or restatement of the Articles of Incorporation, the authorization of any plan of merger, share exchange or entity conversion, or the authorization of any disposition of assets or dissolution, such approval shall require a majority of all votes cast, except that Board of Directors of Media General may require a greater vote.

Dividends and Other Distributions

The shares of Voting Common Stock and shares of Non-voting Common Stock rank equally and are identical with respect to the right to receive the payment of cash dividends, the rights to share in the property or business of Media General in the event of its liquidation and the right to share in its assets in the event of dissolution. In the payment of any share dividend or other distribution of shares, the holders of the shares of

Voting Common Stock and shares of Non-voting Common Stock will be treated equally, according to the number of such shares they hold, except that, with respect to share dividends, only shares of Voting Common Stock may be issued in respect of the shares of Voting Common Stock and only shares of Non-voting Common Stock may be issued in respect of shares of Non-voting Common Stock.

Takeover Defense

Certain provisions of the Articles of Incorporation and By-laws of Media General and of the VSCA have anti-takeover effects and could delay, discourage, defer or prevent a tender offer or takeover attempt that a stockholder might consider to be in the stockholder’s best interests, including attempts that might result in a premium over the market price for the shares held by stockholders, and may make removal of the incumbent management and directors more difficult.

Authorized Shares. The Articles of Incorporation of Media General authorize the issuance of up to 400 million shares of Voting Common Stock and 50 million shares of preferred stock. These additional authorized shares may be used by the Board of Directors consistent with its legal duties to deter future attempts to gain control of Media General, and may discourage attempts by others to acquire control of Media General without negotiation with the Board of Directors.

The Board of Directors has the sole authority to determine the terms of any one or more series of preferred stock, including voting rights, dividend rates, conversion and redemption rights, and liquidation preferences. As a result of the ability to fix voting rights for a series of preferred stock, the Board of Directors has the power to the extent consistent with its legal duties to issue a series of preferred stock to persons friendly to management in order to attempt to block a tender offer, merger or other transaction by which a third party seeks control of Media General, and thereby assist members of management to retain their positions.

Special Meetings of Stockholders. Under the Articles of Incorporation of Media General, special meetings of stockholders may be called solely by the Board of Directors, the chairman of the Board of Directors or the president of Media General.

Action by Written Consent. Under the VSCA and the Articles of Incorporation of Media General, stockholders may act by written consent only if the consent is unanimous.

Advanced Notice of Nominations and Proposed Business for Stockholder Meetings. Under the By-laws of Media General, only the Board of Directors or a stockholder holding Voting Common Stock may nominate candidates for election to the Board of Directors at an annual meeting of stockholders or a special meeting called for the purpose of electing directors or present business for consideration by the stockholders at an annual meeting.

The By-laws of Media General require that a stockholder who desires to nominate a candidate for election to the Board of Directors at an annual or special meeting or present business at an annual meeting to provide notice to the secretary of Media General in advance of the meeting. The notice must be in proper form and set forth various information related to the stockholder giving the notice, the beneficial owner, if any, on whose behalf the nomination or proposal is being made, and the applicable nomination or proposal. In the case of an annual meeting, notice must be received by Media General at its principal executive offices not earlier than the close of business on the 120th and not later than the close of business on the 90th day prior to the first anniversary of the prior year’s annual meeting. However, if the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice must be delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the 90th day prior to such annual meeting or, if the first public announcement or notice of the annual meeting date is made to stockholders less than 100 days prior to the annual meeting date, the close of business on the 10th day following the day on which such public announcement was made or such notice is mailed, whichever first occurs. In the case of a special meeting called for the purpose of electing directors, notice must be received by Media General not later than the close of business on the 10th day following the day on which public disclosure of the date of the special meeting was made or notice of the date of the special meeting was mailed, whichever first occurs.

Affiliated Transactions

The VSCA contains provisions governing “affiliated transactions.” Affiliated transactions include mergers and share exchanges with an interested stockholder, as defined below, material dispositions of corporate assets not in the ordinary course of business to an interested stockholder, any dissolution of the corporation proposed by or on behalf of an interested stockholder, or reclassifications, including reverse stock splits, recapitalizations or mergers of a company with its subsidiaries which have the effect of increasing the percentage of voting shares beneficially owned by an interested stockholder by more than 5%. For purposes of the provisions governing affiliated transactions, an “interested stockholder” is defined as any beneficial owner of more than 10% of any class of the voting securities of a Virginia corporation.

Subject to certain exceptions discussed below, the provisions governing affiliated transactions require that, for three years following the date upon which any stockholder becomes an interested stockholder, a Virginia corporation cannot engage in an affiliated transaction with such interested stockholder unless approved by the affirmative vote of the holders of two-thirds of the voting shares of the corporation, other than the shares beneficially owned by the interested stockholder, and by a majority (but not less than two) of the “Disinterested Directors.” A disinterested director means, with respect to a particular interested stockholder, a member of a corporation’s Board of Directors who (i) was a member before the later of January 1, 1988 and the date on which an interested stockholder became an interested stockholder or (ii) was recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the Disinterested Directors then on the Board of Directors. At the expiration of the three-year period, these provisions require approval of an affiliated transaction by the affirmative vote of the holders of two-thirds of the voting shares of the corporation, other than those beneficially owned by the interested stockholder.

The principal exceptions to the special voting requirement apply to an affiliated transaction occurring after the three-year period has expired and require either that the affiliated transaction be approved by a majority of the Disinterested Directors or that the transaction satisfy certain fair price requirements of the statute. In general, the fair price requirements provide that the stockholders must receive the highest per share price for their shares as was paid by the interested stockholder for his shares or the fair market value of their shares, whichever is higher. They also require that, during the three years preceding the announcement of the proposed affiliated transaction, all required dividends have been paid, such interested stockholder shall not have acquired additional voting shares and no special financial accommodations have been accorded the interested stockholder unless approved by a majority of the Disinterested Directors.

None of the foregoing limitations and special voting requirements applies to an affiliated transaction with an interested stockholder whose acquisition of shares making such person an interested stockholder was approved by a majority of the corporation’s Disinterested Directors.

These provisions were designed to deter certain takeovers of Virginia corporations. In addition, the statute provides that a corporation may adopt an amendment to its Articles of Incorporation or By-laws providing that the affiliated transaction provisions shall not apply to the corporation by affirmative vote of a majority of the voting shares other than shares owned by any interested stockholder. Media General has not adopted such an amendment, and the Articles of Incorporation and By-laws of Media General do not include such an amendment.

Restrictions on Stock Ownership and Transfer

Under the Articles of Incorporation of Media General, we may restrict the ownership, conversion or proposed ownership of shares of common stock of Media General by any person if such ownership, conversion or proposed ownership would impose restrictions on Media General or its subsidiaries under, or cause a violation of, the laws administered or enforced by the FCC, including the Communications Act of 1934, as amended, and the rules, regulations, orders and policies of the FCC, which we refer to as “federal communications laws.”

Media General may request information from a person if it believes that such ownership, conversion or proposed ownership by or to such person, which we refer to as “FCC limitations:”

•	would be in violation of any federal communications laws;

•	would (or could reasonably be expected to) materially limit or impair any existing or proposed business activity of Media General or any of its subsidiaries under the federal communications laws;

•	would materially limit or impair under the federal communications laws the acquisition of an attributable interest in a full-power television station or a full-power radio station by Media General or any of its subsidiaries for which it has entered into a definitive agreement with a third party;

•	would (or could reasonably be expected to) cause Media General or any of its subsidiaries to be subject to any rule, regulation, order or policy under the federal communications laws having or which could reasonably be expected to have a material effect on Media General or any of its subsidiaries; or

•	would require prior approval from the FCC and such approval has not been obtained.

If (i) such person does not provide the requested information to Media General, or (ii) Media General concludes that such person’s ownership, conversion or proposed ownership would give rise to any FCC limitations, then Media General may take any of the following actions with respect to such person:

•	refuse to permit the transfer or conversion of shares;

•	suspend the rights of share ownership;

•	require the conversion of any or all shares of Voting Common Stock held by such person into shares of Non-voting Common Stock;

•	require the exchange of any or all shares held by such person for warrants to acquire, at a nominal exercise price, the same number and class of shares of Media General;

•	condition the acquisition (including due to conversion) of such shares by such person on the prior consent of the FCC, to the extent such consent is required;

•	to the extent that the remedies above are not reasonably feasible, redeem any or all such shares of Media General held by such person; and/or

•	exercise any and all appropriate remedies, at law or in equity, in any court of competent jurisdiction, against any such holder or proposed holder, with a view towards obtaining such information or preventing or curing any situation giving rise to a FCC limitation.

To the extent reasonably feasible without materially adversely affecting the ability of Media General to prevent or cure a situation described in clauses (i) or (ii) above, Media General is required to use its good faith efforts to cause any of the remedies listed above to be imposed in a substantially similar manner when imposed on similarly situated persons or stockholders at substantially the same time, and to minimize the impact of the exercise of any such remedy on the interests in Media General of the affected stockholders or other affected persons.

Any refusal of transfer or suspension of rights may remain in effect until the requested information has been received and Media General has determined that such ownership, conversion or proposed ownership will not result in a FCC limitation.

Other Matters

Control Share Acquisitions. The VSCA contains provisions regulating certain “control share acquisitions,” which are transactions that would cause the voting power of any person acquiring beneficial ownership of shares of a public corporation in Virginia to meet or exceed certain threshold percentages (20%, 33 1/3% or 50%) of the total votes entitled to be cast for the election of directors. Shares acquired in a control share acquisition have no voting rights unless: (i) the voting rights are granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee director of the corporation, or (ii) the Articles of Incorporation or By-laws of the corporation provide that the provisions of Virginia law governing control share acquisitions do not apply to the acquisitions of its shares. The acquiring person may require that a special meeting of the stockholders be held to consider the grant of voting rights to the shares acquired in the control share acquisition. These provisions were designed to deter certain takeovers of Virginia public corporations. Media General has adopted a provision in its Articles of Incorporation making these provisions of the VSCA inapplicable of acquisitions of its common stock. Under the Articles of Incorporation of Media General, Media General may restrict the ownership, conversion or proposed ownership of shares of Media General’s common stock by any person if such ownership, conversion or proposed ownership would impose restrictions on Media General or its subsidiaries, under or cause a violation of, the laws administered or enforced by the FCC, including the Communications Act of 1934, as amended, and the rules, regulations, orders and policies of the FCC.

Board of Directors. The Articles of Incorporation of Media General provide that the Board of Directors will consist of 14 directors until the election of directors at the 2014 Annual Meeting of Stockholders, at which time the number of directors will be reduced to 11. In connection with the 2014 Annual Meeting of Stockholders, the Nominating Committee of the Board of Directors will recommend for election to the Board of Directors five of the former directors of Young (or any replacements designated by the former directors of Young) (the “Young designees”), five of the nine directors of Media General immediately prior to the transaction (including, if they are willing to serve, the current Chairman and Vice-Chairman of the Board of Directors and the Chief Executive Officer of Media General) and one additional person, as determined by the Nominating Committee in its discretion.

Following the election of directors at the 2014 Annual Meeting of Stockholders the number of directors may be fixed from time to time in the By-laws or by resolution adopted by the affirmative vote of a majority of the Board of Directors, but in no event will the number of directors be fewer than three. Prior to the 2017 Annual Meeting, the number of directors constituting the Board of Directors shall continue to be 11 unless such change is approved by a majority of the Young designees serving as directors.

Limitation on Director’s Liability. Media General’s amended and restated Articles of Incorporation provide that it shall indemnify (a) any person who was or is a party to any proceeding, including a proceeding brought by a stockholder in the right of Media General or brought by or on behalf of stockholders of Media General, by reason of the fact that he or she is or was a director or officer of Media General, except for liability resulting from such person having engaged in willful misconduct or a knowing violation of the criminal law, or (b) any director or officer who is or was serving at the request of Media General as a director, trustee, partner or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against any liability incurred by him in connection with such proceeding unless he or she is engaged in willful misconduct or a known violation of criminal law. Media General is also expressly required to pay or reimburse the reasonable expenses, including attorneys’ fees, incurred by any applicant, director or officer who is a party to a proceeding in advance of the final disposition of the proceeding. The advancement and reimbursement obligations of Media General are subject to a written undertaking by the person to reimburse such expenses in the event that it is ultimately determined that the person is not entitled to indemnification due to an ultimate determination that such person’s conduct failed to meet the required standard of conduct.

Transfer Agent. The transfer agent for Media General is American Stock Transfer & Trust Co., Corporate Trust Department, 6201 Fifteenth Ave., Brooklyn, New York 11219.

PLAN OF DISTRIBUTION

General

The selling stockholders may sell the shares of our Voting Common Stock covered by this prospectus using one or more of the following methods:

•	underwriters in a public offering;

•	“at the market offerings” to or through market makers or into an existing market for the securities;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	privately negotiated transactions;

•	short sales (including short sales “against the box”);

•	through the writing or settlement of standardized or over-the-counter options or other hedging or derivative transactions, whether through an options exchange or otherwise;

•	by pledge to secure debts and other obligations;

•	in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

To the extent required by law, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. Any prospectus supplement relating to a particular offering of our Voting Common Stock by the selling stockholders may include the following information to the extent required by law:

•	the terms of the offering;

•	the names of any underwriters or agents;

•	the purchase price of the securities;

•	any delayed delivery arrangements;

•	any underwriting discounts and other items constituting underwriters’ compensation;

•	any initial public offering price; and

•	any discounts or concessions allowed or reallowed or paid to dealers.

The selling stockholders may offer our Voting Common Stock to the public through underwriting syndicates represented by managing underwriters or through underwriters without an underwriting syndicate. If underwriters are used for the sale of our Voting Common Stock, the securities will be acquired by the underwriters for their own account. The underwriters may resell the Voting Common Stock in one or more transactions, including in negotiated transactions at a fixed public offering price or at varying prices determined at the time of sale. In connection with any such underwritten sale of Voting Common Stock, underwriters may receive compensation from the selling stockholders, for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell Voting Common Stock to or through dealers, and the dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Such compensation may be in excess of customary discounts, concessions or commissions. Underwriting compensation will not exceed 8% for any offering under this registration statement.

If the selling stockholders use an underwriter or underwriters to effectuate the sale of Voting Common Stock, we and/or they will execute an underwriting agreement with those underwriters at the time of sale of those securities. To the extent required by law, the names of the underwriters will be set forth in the prospectus supplement used by the underwriters to sell those securities. Unless otherwise indicated in the prospectus supplement relating to a particular offering of Voting Common Stock, the obligations of the underwriters to purchase the securities will be subject to customary conditions precedent and the underwriters will be obligated to purchase all of the securities offered if any of the securities are purchased.

In effecting sales, brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Broker-dealers may receive discounts, concessions or commissions from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. Such compensation may be in excess of customary discounts, concessions or commissions. If dealers are utilized in the sale of securities, the names of the dealers and the terms of the transaction will be set forth in a prospectus supplement, if required.

The selling stockholders may also sell shares of our Voting Common Stock from time to time through agents. We will name any agent involved in the offer or sale of such shares and will list commissions payable to these agents in a prospectus supplement, if required. These agents will be acting on a best efforts basis to solicit purchases for the period of their appointment, unless we state otherwise in any required prospectus supplement.

The selling stockholders may sell shares of our Voting Common Stock directly to purchasers. In this case, they may not engage underwriters or agents in the offer and sale of such shares.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the selling stockholders’ shares of Voting Common Stock or interests therein may be “underwriters” within the meaning of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. We will make copies of this prospectus available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act, if applicable. If any entity is deemed an underwriter or any amounts deemed underwriting discounts and commissions, the prospectus supplement will identify the underwriter or agent and describe the compensation received from the selling stockholders.

We are not aware of any plans, arrangements or understandings between any of the selling stockholders and any underwriter, broker-dealer or agent regarding the sale of the shares of our Voting Common Stock by the selling stockholders. We cannot assure you that the selling stockholders will sell any or all of the shares of our Voting Common Stock offered by them pursuant to this prospectus. In addition, we cannot assure you that the selling stockholders will not transfer, devise or gift the shares of our Voting Common Stock by other means not described in this prospectus. Moreover, shares of Voting Common Stock covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

From time to time, one or more of the selling stockholders may pledge, hypothecate or grant a security interest in some or all of the shares owned by them. The pledgees, secured parties or persons to whom the shares have been hypothecated will, upon foreclosure, be deemed to be selling stockholders. The number of a selling stockholder’s shares offered under this prospectus will decrease as and when it takes such actions. The plan of distribution for that selling stockholder’s shares will otherwise remain unchanged. In addition, a selling stockholder may, from time to time, sell the shares short, and, in those instances, this prospectus may be delivered in connection with the short sales and the shares offered under this prospectus may be used to cover short sales.

A selling stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with that selling stockholder, including, without limitation, in connection with distributions of the shares by those broker-dealers. A selling stockholder may enter into option or other transactions with broker-dealers that involve the delivery of the shares offered hereby to the broker-dealers, who may then resell or otherwise transfer those securities.

A selling stockholder that is an entity may elect to make a pro rata in-kind distribution of the shares of common stock to its members, partners or shareholders. To the extent a distributee is an affiliate of ours (or to the extent otherwise required by law), we may file a prospectus supplement in order to permit the distributees to use the prospectus to resell the Voting Common Stock acquired in the distribution. A selling stockholder that is an individual may make gifts of shares of Voting Common Stock covered hereby. Such donees may use the prospectus to resell the shares or, if required by law, we may file a prospectus supplement naming such donees.

Indemnification

We and the selling stockholders may enter agreements under which underwriters, dealers and agents who participate in the distribution of our Voting Common Stock may be entitled to indemnification by us and/or the selling stockholders against various liabilities, including liabilities under the Securities Act, and to contribution with respect to payments which the underwriters, dealers or agents may be required to make.

Price Stabilization and Short Positions

If underwriters or dealers are used in the sale, until the distribution of the securities is completed, rules of the SEC may limit the ability of any underwriters to bid for and purchase the securities. As an exception to these rules, representatives of any underwriters are permitted to engage in transactions that stabilize the price of the securities. These transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the securities. If the underwriters create a short position in the securities in connection with the offering (that is, if they sell more securities than are set forth on the cover page of the prospectus supplement) the representatives of the underwriters may reduce that short position by purchasing securities in the open market.

We make no representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Voting Common Stock. In addition, we make no representation that the representatives of any underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

LEGAL MATTERS

Unless otherwise specified in a prospectus supplement accompanying this prospectus, the validity of the Voting Common Stock offered by this prospectus will be passed upon by Troutman Sanders LLP, Richmond, Virginia. Any underwriters will be advised about legal matters by their own counsel, which will be named in a prospectus supplement to the extent required by law.

EXPERTS

The consolidated financial statements, and the related financial statement schedule of Media General incorporated in this registration statement by reference from Media General’s Annual Report on Form 10-K for the year ended December 31, 2012, and the effectiveness of Media General’s internal control over financial reporting, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The audited historical financial statements of New Young Broadcasting Holding Co., Inc. and Young Broadcasting Inc., incorporated by reference to pages F-1 through F-52 of Media General’s Registration Statement on Form S-4 dated October 2, 2013 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this document. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede the previously filed information. We incorporate by reference the documents listed below and any future filings made by us with the SEC (including all such documents we may file with the SEC after the date of the initial registration statement and prior to the effectiveness of the registration statement) pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (File No. 1-35120) (other than any portions of the respective filings that are furnished, pursuant to Item 2.02 or Item 7.01 of Current Reports on Form 8-K (including exhibits related thereto) or other applicable SEC rules, rather than filed) prior to the termination of the offerings under this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2012, filed on February 28, 2013;

•	the information specifically incorporated by reference into our Annual Report on Form 10-K for the year ended December 28, 2012 from our Definitive Proxy Statement on Schedule 14A filed March 13, 2013;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, June 30, 2012 and September 30, 2013 filed on May 10, 2013, August 9, 2013 and November 6, 2013, respectively;

•	the financial statements of Young included as pages F-39 through F-52 of the Registration Statement on Form S-4, as amended, filed with the SEC on October 2, 2013;

•	our Current Reports on Form 8-K filed on April 29, 2013, June 6, 2013, June 10, 2013, July 24, 2013, August 5, 2013, November 13, 2013 and January 29, 2014; and

•	our Registration Statement on Form 8-A, dated August 7, 2001.

We are also incorporating by reference any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, (i) after the date of the filing of the registration statement of which this prospectus forms a part and prior to its effectiveness and (ii) on or after the date of this prospectus and prior to the date on which all the securities to which this prospectus relate have been sold or the offering under this prospectus is otherwise terminated (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules).

You may request a copy of any or all of the information incorporated by reference into this prospectus (other than an exhibit to the filings unless we have specifically incorporated that exhibit by reference into the filing), at no cost, by writing or telephoning us at the following address:

Media General, Inc.

333 E. Franklin Street

Richmond, Virginia 23219

(804) 887-5000

You should rely only on the information contained or incorporated by reference into this prospectus or in any prospectus supplement. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell, or soliciting an offer to buy, securities in any jurisdiction where the offer and sale is not permitted.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus is part of a registration statement we have filed with the SEC. As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits. You may refer to the registration statement and the exhibits for more information about us and our shares of common stock. The registration statement and the exhibits are available at the SEC’s Public Reference Room or through its website.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy any materials we file with the SEC at its Public Reference Room at 100 F Street N.E., Washington DC, 20549. You can obtain information about the operations of the SEC Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains information we file electronically with the SEC, which you can access over the Internet at http://www.sec.gov. Our shares of common stock are listed on the New York Stock Exchange (NYSE: MEG), and you can obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. General information about us, including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports, is available free of charge through our website at http://www.mediageneral.com as soon as reasonably practicable after we electronically file them with, or furnish them to, the SEC. Information on our website is not incorporated into this prospectus or our other securities filings and is not a part of these filings.

MEDIA GENERAL, INC.

9,000,000 Shares

PROSPECTUS SUPPLEMENT

APRIL     , 2014

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